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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148320,
333-148320-01 to 333-148320-17

Dollar General Corporation

Offer to Exchange
All Outstanding
10.625% Senior Notes due 2015
($1,175,000,000 principal amount outstanding)
and All Outstanding 11.875%/12.625% Senior Subordinated Toggle Notes due 2017
($725,000,000 principal amount outstanding)
for
10.625% Senior Notes due 2015
and 11.875%/12.625% Senior Subordinated Toggle Notes due 2017
which have been
registered under the Securities Act of 1933

The Exchange Offer:
•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.
•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.
•	The exchange offer expires at 5:00 p.m., New York City time, on March 3, 2008, unless extended. We do not currently intend to extend the expiration date.
•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.
•	We will not receive any proceeds from the exchange offer.
The Exchange Notes:
•	We are offering exchange notes to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.
•	The terms of the exchange notes are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.
Resales of the Exchange Notes:
•	The exchange notes may be sold in the over-the-counter-market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

        See "Risk Factors" beginning on page 21 for a discussion of certain risks that you should consider before participating in the exchange offer.

        You may not offer or sell any untendered outstanding notes unless the outstanding notes are registered or exempt from registration under, or are offered or sold in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act of 1933.

        Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired such outstanding notes as a result of market-making or other trading activities.

        We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2008.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

        This prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover and may change after that date.

i

MARKET AND INDUSTRY DATA

        We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is reliable, we have not independently verified industry, market and competitive position data from third-party sources. While we believe our internal business research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

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SUMMARY

        This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before participating in the exchange offer. You should carefully read this summary together with the entire prospectus, including the information presented under the section entitled "Risk Factors."

        Unless the context otherwise requires, references in this prospectus to "Dollar General," "we," "our," "us" and "the Company" refer to Dollar General Corporation and its consolidated subsidiaries, both before and after the Transactions (as defined below), and references to the "Issuer" refer to Buck Acquisition Corp. ("Buck"), prior to its merger into Dollar General Corporation (the "Merger") and, thereafter, to Dollar General Corporation. Financial information identified in this prospectus as "pro forma" gives effect to the consummation of the Transactions. This prospectus contains references to years 2007, 2006, 2005, 2004, 2003 and 2002, which represent fiscal years ending or ended February 1, 2008, February 2, 2007, February 3, 2006, January 28, 2005, January 30, 2004 and January 31, 2003, respectively, unless the context otherwise requires.

Our Company

        We are the largest discount retailer in the United States by number of stores, with 8,210 stores located in 35 states, primarily in the southern, southwestern, midwestern and eastern United States, as of January 4, 2008. We serve a broad customer base and offer a focused assortment of everyday items, including basic consumable merchandise and other home, apparel and seasonal products. A majority of our products are priced at $10 or less and approximately 30% of our products are priced at $1 or less. In 2006, our average customer purchase was $9.31.

        We offer a compelling value proposition for our customers based on convenient store locations, easy in and out shopping and highly competitive prices. We believe our combination of value and convenience distinguishes us from other discount, convenience and drugstore retailers, who typically focus on either value or convenience. Our business model is focused on strong and sustainable sales growth, attractive margins and limited maintenance capital expenditure and working capital needs, which result in significant operational cash flows (before interest).

        We have expanded rapidly in recent years, increasing our total number of stores from 5,540 as of February 1, 2002 to 8,229 as of February 2, 2007 (representing an 8.2% compound annual growth rate, or CAGR). Over the same period, we grew our net sales from $5.3 billion to $9.2 billion (representing an 11.5% CAGR), driven by growth in number of stores as well as a five-year average same store sales growth of 3.7%. For the 39 week period ended November 2, 2007, we generated net sales of $6.9 billion, an increase of 4.8% over the prior year period, including a same store sales increase of 2.8%. We have temporarily decelerated our new store growth rate to enable us to focus on improving the performance of existing stores, including remodeling or relocating a number of stores to improve productivity and enhance the shopping experience for our customers.

Stores

        The traditional Dollar General® store has, on average, approximately 6,900 square feet of selling space and generally serves customers who live within five miles of the store. Of our 8,210 stores as of January 4, 2008, more than half serve communities with populations of 20,000 or less. We believe that our target customers prefer the convenience of a small, neighborhood store with a focused merchandise assortment at value prices.

        We aggressively manage our overhead cost structure and typically seek to locate stores in neighborhoods where rental and operating costs are relatively low. Our stores typically have low fixed costs, with lean staffing of usually two to three employees in the store at any time. In 2005 and 2006, we implemented "EZstore™", our initiative designed to improve inventory flow from our distribution centers, or DCs, to consumers. EZstore has allowed us to reallocate store labor hours to more customer-focused activities, improving the work content in our stores.

        We also attempt to control operating costs by implementing new technology when feasible, including improvements in recent years to our store labor scheduling and store replenishment systems in addition to other improvements to our supply chain and warehousing systems.

Merchandise

        Our merchandise strategy combines a low-cost operating structure with a focused assortment of products that allows us to offer our customers a compelling value proposition, consisting of quality merchandise at competitive prices. We believe our merchandising strategy generates frequent repeat customer purchases and our focused merchandise assortment encourages customers to shop at Dollar General stores for their everyday household needs. We separate our merchandise into the following four categories for reporting purposes: highly consumable, seasonal, home products and basic clothing. Highly consumable consists of packaged food, candy, snacks and refrigerated products, health and beauty aids, home cleaning supplies and pet supplies; seasonal consists of seasonal and other holiday-related items, toys, stationery and hardware; and home products consists of housewares and domestics.

        We maintain approximately 4,900 core stock-keeping units, or SKUs, per store and an additional 8,000 non-core SKUs that get rotated in and out of the store over the course of a typical year. The percentage of net sales of each of our four categories of merchandise for the periods indicated below was as follows:

	2006	2005	2004
Highly consumable	65.7%	65.3%	63.0%
Seasonal	16.4%	15.7%	16.5%
Home products	10.0%	10.6%	11.5%
Basic clothing	7.9%	8.4%	9.0%

        Our home products and seasonal categories typically account for the highest gross profit margin, and the highly consumable category typically accounts for the lowest gross profit margin.

        We purchase our merchandise from a wide variety of suppliers. Approximately 11% of our purchases in 2006 were from The Procter & Gamble Company. Our next largest supplier accounted for approximately 5% of our purchases in 2006. We directly imported approximately 9% of our purchases at cost in 2006.

Customers

        We serve the basic consumable, household, apparel and seasonal needs of customers, primarily in rural and small markets. According to AC Nielsen's 2006 Homescan® data, in 2006 approximately 41% of our customers had household gross income of less than $30,000 per year. We are also increasingly focused on serving higher income customers and estimate that, in 2006, approximately 38% of our customers were from households with $30,000 to $70,000 of annual income. Our merchandising and operating strategies are primarily designed to meet the needs of these consumers. Approximately 21% of our customers were from households with annual income greater than $70,000.

Recent Strategic Initiatives

        In 2006, we launched strategic initiatives aimed at improving our merchandising and real estate strategies, which we refer to collectively as "Project Alpha." Project Alpha was based upon a comprehensive analysis of the performance of each of our stores and the impact of our inventory model on our ability to effectively serve our customers.

        Our merchandising initiative is meant to move away from our traditional inventory packaway model, where unsold inventory items were stored on-site and returned to the sales floor to be sold the next year, year after year, until the items were eventually sold, damaged or discarded. Our initiative is an attempt to better meet our customers' needs and to ensure an appealing, fresh merchandise selection. With few exceptions, we plan to eliminate, through end-of-season and other markdowns, existing seasonal, home products and basic clothing packaway merchandise by the end of fiscal 2007. With the exception of certain holiday seasonal and winter apparel items, substantially all of the inventory targeted by this initiative had been sold or eliminated as of November 2, 2007. In addition, beginning in fiscal 2007, we have started selling virtually all current-year non-replenishable merchandise by taking end-of-season markdowns, allowing for increased levels of newer, current-season merchandise. We believe this strategy change will enhance the appearance of our stores and will positively impact customer satisfaction as well as the store employees' ability to manage stores, ultimately resulting in higher sales, increased gross profit margins, lower employee turnover, and decreased inventory shrink and damages. We also expect that this improved inventory management will result in more appropriate per store inventory levels. We expect to increase our sales mix of merchandise categories with higher gross profit margin items, such as home products, basic clothing and seasonal merchandise (which were the primary elements of packaway inventory), as we become increasingly able to improve our merchandise assortments and stock our stores with more current inventory.

        In 2006, we also initiated a new store layout that we believe will further drive sales growth and margin enhancement through an improved merchandising mix. The new layout was launched in a test mode in early 2006, was improved during the year, and became our standard new and remodeled store format by the end of 2006. As a result of the opening of new stores and the re-formatting of a limited number of existing stores, there were 906 stores operating in this new format as of January 4, 2008. The results have been encouraging, as we have seen additional sales from these new and remodeled stores, including an increased mix of higher margin goods. Additionally, improved merchandise adjacencies and wider, more open aisles have enhanced the overall guest shopping experience.

        We also initiated significant improvements to our real estate practices beginning in 2006. We are fully integrating the functions of site selection, lease renewals, relocations, remodels and store closings and have defined and are implementing rigorous analytical processes for decision-making in those areas. We continue to analyze our real estate performance and to look for ways to further refine and improve our practices. As a first step in our initiative to revitalize our store base, we performed a comprehensive real estate review resulting in the identification of approximately 400 underperforming stores all of which we closed by the end of our second fiscal quarter of 2007. Additionally, in connection with the Transactions (as defined below), management approved a plan to close an additional 60 stores prior to February 1, 2008. These closings are in addition to stores that are typically closed in the normal course of business, which over the last 10 years constituted approximately 1% to 2% of our store base per year. We do not currently expect any additional closures beyond those to be closed in the normal course of business; although, as part of our ongoing real estate practices, we will continue to evaluate our store base for underperforming stores. We have also temporarily decelerated our new store growth rate to enable us to focus on improving the performance of existing stores, including remodeling or relocating a number of stores to improve productivity and enhance the shopping experience for our customers.

Our Industry

        We compete in the deep discount segment of the U.S. retail industry. Excluding supercenters (e.g., Wal-Mart), this segment generates approximately $43 billion in sales per year and grew at a 10.2% CAGR between 2000 and 2005. Our competitors are both traditional "dollar stores", as well as other retailers offering discounted items or convenience (e.g., Walgreens and CVS). The "dollar store" sector differentiates itself from other forms of retailing in the deep discount segment by offering consistently low prices in a convenient, small-store format. Unlike other formats that have suffered with the rise of

Wal-Mart and other discount supercenters, the "dollar store" sector has grown despite the presence of the discount supercenters.

        We believe it is our substantial convenience advantage, at prices comparable to those of supercenters, that allows Dollar General to compete so effectively. As such, Dollar General stores have performed well in the presence of increased competition from Wal-Mart and drugstores. Based on a sample of markets that had relatively high concentrations of Wal-Mart stores, Dollar General stores typically have a higher net sales per square foot and operating profit compared to its stores in markets with lower concentrations of Wal-Mart stores. Similarly, Dollar General stores in a sample of markets that had relatively high concentrations of CVS stores are more productive on net sales per square foot and operating profit bases while maintaining similar operating margins.

        We believe that there is considerable room for growth in the "dollar store" sector. According to AC Nielsen and Retail Forward, "dollar stores" have been able to increase their penetration across all income brackets in the last 6 years. Though traditional "dollar stores" have high customer penetration, the sector as a whole accounts for only approximately 1.4% of total consumer product goods spending, which we believe leaves ample room for growth. Our merchandising initiatives are aimed at increasing our stores' share of customer spending.

Our Competitive Strengths

        Market Leader in an Attractive Sector with a Growing Customer Base.    We are the largest discount retailer in the U.S. by number of stores, with 8,210 stores in 35 states as of January 4, 2008. We are the largest player in the U.S. deep discount segment with a nearly 21% market share, almost 1.5 times that of our nearest competitor. We believe we are well positioned to further increase our market share as we continue to execute our business strategy and implement our operational initiatives. Our target customers include the approximately 70% of U.S. individuals who earn less than $50,000 per year. According to Nielsen Media Research, in 2006, approximately 65% of households shopped at least once at a discount store (up from 59% in 2001).

        Consistent Sales Growth and Strong Cash Flow Generation.    For over 15 consecutive years, Dollar General has experienced positive annual same store sales growth. Nearly two-thirds of our net sales come from the sale of consumable products, which are less susceptible to economic pressures (such as increased fuel costs and unemployment), with the remaining one-third comprised mainly of basic clothing, seasonal and home products, which are subject to little trend or fashion risk. We have a low cost operating model with attractive margins, low capital expenditures (approximately 2% of net sales for the 39 weeks ended November 2, 2007) and low working capital needs, resulting in significant cash flow generation (before interest).

        Differentiated Value Proposition.    Our ability to deliver highly competitive prices in a convenient location and shopping format provides our customers with a compelling shopping experience and distinguishes us from other discount retailers, as well as convenience and drugstore retailers.

        Compelling Unit Economics.    The traditional Dollar General store size, design and location requires minimal initial investment and low maintenance capital expenditures, which, when combined with strong average unit volumes, or AUV, provides for a quick recovery of store start-up costs. In fiscal 2006, our traditional stores that were open for the entire period had an AUV of $1,115,477 and an average investment in inventory and fixtures of approximately $250,000. The ability of our stores to generate strong cash flows with minimal investment results in a short payback period.

        Efficient Supply Chain.    We believe our distribution network is an integral component of our efforts to reduce transportation expenses and effectively support our growth. In recent years, we have made significant investments in technological improvements and upgrades, which have increased our efficiency and capacity to support store growth.

        Experienced and Motivated Management Team.    In January 2008, we hired experienced retailer Richard Dreiling to serve as our Chief Executive Officer. In addition, over the past two years we have strengthened our management team with the hiring of David Beré, our President and Chief Operating Officer, and Beryl Buley, our Division President, Merchandising, Marketing & Supply Chain, and we have replaced a majority of our senior merchandising and real estate teams. Our leadership team has significant experience and is balanced between industry and Dollar General veterans. In connection with the Transactions, we entered into agreements with certain members of management (the "Senior Management Participants") pursuant to which they elected to invest in Dollar General in an aggregate amount of approximately $10.4 million, including $3.2 million in rollover equity. See "The Transactions."

Our Business Strategy

        Our mission is "Serving Others." To carry out this mission, we have developed a business strategy of providing our customers with a focused assortment of attractively priced merchandise in a convenient, small-store format. We believe this strategy will expand our leadership position within the deep discount segment of the U.S. retail industry while increasing our profitability and maximizing our cash flows.

        Continue to Deliver Value to Our Customers.    Our ability to deliver highly competitive prices in a convenient shopping format provides our customers with a compelling shopping experience and distinguishes us from other discount retailers, as well as convenience and drugstore retailers. We plan to continue to improve on this value proposition to our customers by implementing operational improvements as described herein that will further enhance our business model.

        Drive Financial Performance through Operating Improvements.    After a period of rapid store growth in the mid to late 1990s and early 2000s and the transition from a close-out retailer, we are now increasingly focused on growing profitability and in the early stages of implementing certain targeted retail practices which are expected to have a substantial impact on our gross profit margins, sales productivity and capital efficiency. We expect to expand on these efforts by:

  •
  completing Project Alpha, particularly the final steps in the transition from a packaway inventory management model to a model that clears seasonal merchandise at season end;

  •
  optimizing our real estate selection and existing site management through comprehensive real estate reviews and more robust analytics and technology, with enhanced management directing more disciplined processes;

  •
  better merchandising and category management, SKU rationalization and space reallocation with an increased focus on gross profit margin, returns per square foot and shrink reduction. In addition, we expect significant ancillary improvements from SKU rationalization, including the optimization of inventory levels, reduction of stock-outs and increased store organization and cleanliness;

  •
  refining our extisting pricing stategy. We plan to optimize pricing over the next two years primarily by varying pricing to reflect differences in costs and competition by geographic region. Currently, we offer our products at virtually uniform price points across all of our stores while most of our competitors vary prices by geographic region;

  •
  increasing foreign direct sourcing. We imported approximately $550 million of goods in 2006, and we plan to substantially increase this amount over the next five years;

  •
  increasing our private label penetration and the consistency and quality of our private label products. We plan to grow our core private label penetration over the next five years. Currently, highly consumable private label products represent approximately 10% of our net sales; and

  •
  improving our distribution and transportation logistics and efficiency.

        Pursue Measured Store Growth.    While our operational initiatives are focused on increasing our store productivity and profitability and decreasing near term store openings, we believe there are significant opportunities for additional longer term store growth within our existing footprint as well as in new markets. Given our customer demographics and current market penetration, we expect a majority of our new stores to be opened within our existing markets, taking advantage of our local brand awareness while maximizing operating efficiencies.

        We were founded in 1939 as J.L. Turner and Son, Wholesale. We opened our first dollar store in 1955, when we were first incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. We changed our name to Dollar General Corporation in 1968 and reincorporated as a Tennessee corporation in 1998. Our principal executive offices are located at 100 Mission Ridge, Goodlettsville, Tennessee 37072, and our telephone number is (615) 855-4000. Our website address is www.dollargeneral.com. The information on our website is not part of this prospectus.

Summary of the Terms of The Exchange Offer

        On July 6, 2007, we completed the private offering of the outstanding notes. In this prospectus, the term "outstanding notes" refers to the 10.625% Senior Notes due 2015 and the 11.875%/12.625% Senior Subordinated Toggle Notes due 2017 all issued in the private offering. The term "exchange notes" refers to the 10.625% Senior Notes due 2015 and the 11.875%/12.625% Senior Subordinated Toggle Notes due 2017, all as offered by this prospectus and registered under the Securities Act of 1933, as amended (the "Securities Act"). The term "notes" refers to both the outstanding notes and the exchange notes.

General	In connection with the private offering, we entered into a registration rights agreement with Goldman, Sachs & Co., Citigroup Global Markets, Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC, (collectively, the "Initial Purchasers"), the Initial Purchasers of the outstanding notes, in which we and the guarantors agreed, among other things, to use our reasonable best efforts to complete the exchange offer for the outstanding notes within 270 days after the date of issuance of the outstanding notes.
You are entitled to exchange in the exchange offer your outstanding notes for exchange notes, which are identical in all material respects to the outstanding notes except:
	•	the exchange notes have been registered under the Securities Act;
	•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and
	•	certain additional interest rate provisions are no longer applicable.
The exchange offer	We are offering to exchange up to:
	•	$1,175,000,000 in principal amount of 10.625% Senior Notes due 2015, which have been registered under the Securities Act, for any and all outstanding Senior Notes due 2015.
	•	$725,000,000 in principal amount of 11.875%/12.625% Senior Subordinated Toggle Notes due 2017, which have been registered under the Securities Act, for any and all outstanding Senior Subordinated Toggle Notes due 2017.
You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.
Subject to the satisfaction or waiver of specified conditions, we will exchange the exchange notes for all respective outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

Resale:	Based on interpretations by the staff of the Securities and Exchange Commission, or the "SEC", set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, if:
	(1)	you are acquiring the exchange notes in the ordinary course of your business;
	(2)	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;
	(3)	you are not an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act; and
	(4)	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.
If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaging in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of Dollar General, then:
	(1)	you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling dated July 2, 1993, or similar no- action letters; and
	(2)	in the absence of an exception from the position of the SEC stated in (1) above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.
If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of the exchange notes that you receive in the exchange offer. See "Plan of Distribution."
Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on March 3, 2008, unless extended by us. We do not currently intend to extend the expiration date of the exchange offer.
Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration date of the exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the exchange notes and the outstanding notes	Each exchange note will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date on which interest has been paid on the outstanding notes. The interest on the notes is payable on January 15 and July 15 of each year, beginning on January 15, 2008. No interest will be paid on outstanding notes following their acceptance for exchange.
Conditions to the exchange offer	The exchange offer is subject to customary conditions, which we may assert or waive. See "The Exchange Offer—Conditions to the exchange offer."
Procedures for tendering outstanding notes	If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or "DTC", and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC.
Signing, or agreeing to be bound by, the letter of transmittal, represents to us that, among other things:
(1) you are acquiring the exchange notes in the ordinary course of your business;
(2) you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;
(3) you are not an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act; and
(4) you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.
If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must represent to us that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of such exchange notes.
If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaged in, or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of the Issuer, then you cannot rely on the positions and interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.
Special procedures for beneficial owners	If you are a beneficial owner of outstanding notes that are held in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should promptly instruct such person to tender those outstanding notes on your behalf.
Guaranteed delivery procedures	If you wish to tender your outstanding notes and they are not immediately available or you cannot deliver them, the letter of transmittal or any other documents required by the letter of transmittal or you cannot comply with the DTC procedures for book-entry transfer prior to the expiration date, then you must tender your outstanding notes according to the guaranteed delivery procedures described under "The Exchange Offer—Guaranteed delivery procedures."
Effect on holders of outstanding notes	In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the Initial Purchasers of the outstanding notes. By making the exchange offer, we will have fulfilled a covenant under that agreement and will not be obligated to pay additional interest as described in that agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the applicable indenture, except we will not have any further obligation to you to register outstanding notes under the registration rights agreement, and we will not be obligated to pay additional interest as described in that agreement. See "Registration Rights."
To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.
Consequences of failure to exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.
Material income tax considerations	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See "United States Federal Income Tax Consequences of the Exchange Offer."
Use of proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer.
Exchange agent	Wells Fargo Bank, National Association, whose address and telephone number are set forth in the section captioned "The Exchange Offer—Exchange agent" of this prospectus, is the exchange agent for the exchange offer.

Risk Factors

        Investing in the notes involves substantial risk. You should consider carefully all of the information set forth in this prospectus prior to exchanging your outstanding notes. In particular, we urge you to review the factors set forth under the heading "Risk Factors."

Summary of the Terms of the Exchange Notes

        The summary below, which is not intended to be complete, describes the principal terms of the exchange notes. Certain of the terms and conditions summarized below are subject to important limitations and exceptions. The "Description of Senior Notes" and "Description of Senior Subordinated Notes" sections of this prospectus contain more detailed descriptions of the terms and conditions of the outstanding notes and exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuer	Dollar General.
Securities	$1.9 billion in aggregate principal amount of notes, consisting of:
• $1.175 billion in aggregate principal amount of 10.625% senior notes due 2015; and
• $725.0 million in aggregate principal amount of 11.875% /12.625% senior subordinated notes due 2017.
Maturity Dates	The senior notes will mature on July 15, 2015.
The senior subordinated notes will mature on July 15, 2017.
Interest Payment Dates	Interest on the notes will be payable on January 15 and July 15 of each year, beginning on January 15, 2008.
Interest Rates and Forms of Payment	The senior notes will bear interest at a rate of 10.625% per annum.
Cash interest on the senior subordinated notes will accrue at a rate of 11.875% per annum, and PIK Interest will accrue at a rate of 12.625% per annum. The initial interest payment on the senior subordinated notes will be payable in cash. For any interest period commencing on or after January 15, 2008 through July 15, 2011 we may elect to pay interest on the senior subordinated notes (i) in cash; (ii) by increasing the principal amount of the senior subordinated notes or by issuing new senior subordinated notes ("PIK Notes") (such increase or issuance, "PIK Interest") or (iii) by paying interest on half of the principal amount of the senior subordinated notes in cash and half in PIK Interest. If we elect to pay PIK Interest, we will increase the principal amount of the senior subordinated notes or issue PIK Notes, in each case, in an amount equal to the amount of PIK Interest for the applicable interest payment period (rounded up to the nearest $1,000 in the case of global notes and to the nearest whole dollar in the case of senior subordinated notes in certificated form) to holders of the senior subordinated notes on the relevant record date. The senior subordinated notes will bear interest on the increased principal amount thereof from and after the applicable interest payment date on which a payment of PIK Interest is made. We must elect the form of interest payment with respect to each interest period no later than 30 days before the beginning of the applicable interest period. In the absence of such an election or proper notification of such election to the trustee, interest will be payable in accordance with the last election made for the previous interest period.
Original Issue Discount	We will have the option to pay interest on the senior subordinated notes in cash interest or PIK Interest for any interest payment period after the initial interest payment through July 15, 2011. For U.S. federal income tax purposes, the existence of this option means that none of the interest payments on the senior subordinated notes will be qualified stated interest even if we never exercise the option to pay PIK Interest. Consequently, the senior subordinated notes will be treated as issued with original issue discount, and U.S. holders will be required to include the original issue discount in gross income on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. For more information, see "United States Federal Income Tax Consequences of the Exchange Offer."
Security	None. The notes will be unsecured obligations of the Issuer and the subsidiary guarantors.
Guarantees	The senior notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior basis, and the senior subordinated notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior subordinated basis, in each case, by each of our wholly owned subsidiaries that has guaranteed our New Credit Facilities (as defined below).
Our non-guarantor subsidiaries accounted for approximately $107.4 million of net revenues and approximately $20.5 million of net income, in each case, for 2006 and approximately $243.0 million of total assets and approximately $187.0 million of total liabilities, in each case, as of February 2, 2007. Included in these net revenues, net income, total assets and total liabilities balances are certain intercompany balances that are eliminated in consolidation.
Ranking	The outstanding senior notes are and the exchange senior notes will be our senior unsecured obligations and will:
• rank senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including the senior subordinated notes;
• rank equally in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes; and
• be effectively subordinated to all of our existing and future secured debt (including obligations under the New Credit Facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the senior notes.

Similarly, the senior note guarantees will be senior unsecured obligations of the guarantors and will:
•	rank senior in right of payment to all of the applicable guarantor's existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including the applicable guarantor's guarantee under the senior subordinated notes;
•	rank equally in right of payment to all of the applicable guarantor's existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes; and
•	be effectively subordinated in right of payment to all of the applicable guarantor's existing and future secured debt (including the applicable guarantor's guarantee under the New Credit Facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the senior notes.
The outstanding senior subordinated notes are and the exchange senior subordinated notes will be our unsecured senior subordinated obligations and will:
•	be subordinated in right of payment to our existing and future senior debt, including our New Credit Facilities and the senior notes;
•	rank equally in right of payment to all of our existing and future senior subordinated debt and other obligations that are not, by the terms of the senior subordinated notes, expressly made senior;
•	be effectively subordinated to all of our existing and future secured debt (including obligations under our New Credit Facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of any subsidiaries that do not guarantee the senior subordinated notes; and
•	rank senior in right of payment to all of our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior subordinated notes.
Similarly, the senior subordinated note guarantees will be unsecured senior subordinated obligations of the guarantors and will:
•	be subordinated in right of payment to all of the applicable guarantor's existing and future senior debt, including such guarantor's guarantee under our New Credit Facilities and the senior notes;
•	rank equal in right of payment to all of the applicable guarantor's future senior subordinated debt and other obligations that are not, by the terms of the senior subordinated notes, expressly made senior;
• be effectively subordinated to all of the applicable guarantor's existing and future secured debt (including such guarantor's guarantee under our New Credit Facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the senior subordinated notes; and
• rank senior in right of payment to all of the applicable guarantor's future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the guarantees of the senior subordinated notes.
As of November 2, 2007, (1) the notes and related guarantees rank effectively junior to approximately $2,602.0 million of senior secured indebtedness and $30.4 million of payment obligations relating to capital lease and financing obligations and other indebtedness, (2) the senior notes and related guarantees rank senior to the $725.0 million of senior subordinated notes, (3) the senior subordinated notes and related guarantees rank junior to the senior notes, and (4) we had an additional $710.5 million of unutilized capacity under our new senior secured asset-based revolving credit facility.
Optional Redemption	We may redeem some or all of the senior notes at any time on or after July 15, 2011 and we may redeem some or all of the senior subordinated notes at any time on or after July 15, 2012, in each case at the redemption prices set forth in this prospectus.
We may redeem some or all of the senior notes prior to July 15, 2011 and some or all of the senior subordinated notes prior to July 15, 2012, in each case at a price equal to 100% of the principal amount of the notes redeemed plus the applicable "make-whole" premium as described in this prospectus.
On or before July 15, 2010, we may also redeem up to 35% of the senior notes and 35% of the senior subordinated notes, in each case, at the redemption prices set forth in this prospectus, using the proceeds of certain equity offerings.
Mandatory Principal Redemption	If the senior subordinated notes would otherwise constitute "applicable high yield discount obligations" within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), at the end of each accrual period ending after the fifth anniversary of the senior subordinated notes' issuance (each "AHYDO redemption date"), we will be required to redeem for cash a portion of each senior subordinated note then outstanding equal to the "Mandatory Principal Redemption Amount" (such redemption, a "Mandatory Principal Redemption"). The redemption price for the portion of each senior subordinated note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The "Mandatory Principal Redemption Amount" means, as of each AHYDO redemption date, the excess, if any, of (a) the aggregate amount of accrued and unpaid interest and all accrued and unpaid "original issue discount" (as defined in Section 1273(a)(1) of the Code) with respect to the senior subordinated notes, over (b) an amount equal to the product of (i) the "issue price" (as defined in Sections 1273(b) and 1274(a) of the Code) of the senior subordinated notes multiplied by (ii) the "yield to maturity" (as defined in the Treasury Regulation Section 1.1272-1(b)(1)(i)) of the senior subordinated notes. No partial redemption or repurchase of the senior subordinated notes prior to any AHYDO redemption date pursuant to any other provision of the indenture governing the senior subordinated notes will alter the Issuer's obligation to make the Mandatory Principal Redemption with respect to any senior subordinated notes that remain outstanding on any AHYDO redemption date.
Change of Control and Asset Sales	If we sell certain assets under certain circumstances, or experience certain change of control events, each holder of senior notes or senior subordinated notes, as applicable, may require us to purchase all or a portion of its notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the purchase date. See "Description of Senior Notes—Repurchase at the Option of Holders" and "Description of Senior Subordinated Notes—Repurchase at the Option of Holders." Our New Credit Facilities or other agreements may restrict us from repurchasing any of the notes, including any purchase we may be required to make as a result of a change of control or certain asset sales. See "Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures governing the notes."
Certain Covenants	The indentures governing the notes restrict our ability and the ability of our restricted subsidiaries to, among other things:
	•	incur additional indebtedness, issue disqualified stock or issue certain preferred stock;
	•	pay dividends and make certain distributions, investments and other restricted payments;
	•	create certain liens or encumbrances;
	•	sell assets;
	•	enter into transactions with affiliates;

	•	limit the ability of restricted subsidiaries to make payments to us;
	•	merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and
	•	designate our subsidiaries as unrestricted subsidiaries.
These covenants are subject to important exceptions and qualifications described under the headings "Description of Senior Notes" and "Description of Senior Subordinated Notes."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See "Use of Proceeds."

Summary Historical and Pro Forma Consolidated Financial and Other Data

        Set forth below is summary historical consolidated financial and other data and summary unaudited pro forma consolidated financial and other data of Dollar General, at the dates and for the periods indicated. The summary historical statement of operations data and statement of cash flows data for the periods ended February 2, 2007, February 3, 2006 and January 28, 2005 and balance sheet data as of February 2, 2007 and February 3, 2006, have been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The data should be used in conjunction with the consolidated financial statements, related notes, and other financial information included herein.

        The summary historical statement of operations data and statement of cash flows data for the 39-week periods ended November 3, 2006, the period from February 3, 2007 through July 6, 2007 (Predecessor) and the period from July 7, 2007 through November 2, 2007 (Successor), and balance sheet data as of November 2, 2007, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. This summary unaudited financial data presented has been prepared on a consistent basis with our audited consolidated financial statements, except for the adoption of FIN 48, effective February 3, 2007, the adoption of SFAS 123(R), effective February 4, 2006 and the change in basis of accounting as a result of the Merger effective July 7, 2007. Due to the significance of the Transactions that occurred in 2007, the 2007 Successor financial information may not be comparable to that of previous periods presented in the accompanying table. In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary unaudited pro forma consolidated financial and other data as of and for the fiscal year ended February 2, 2007 and the 39-week period ended November 2, 2007 have been prepared to give effect to the Transactions in the manner described under "Unaudited Pro Forma Condensed Consolidated Financial Information" and the notes thereto as if they had occurred on February 4, 2006 and February 3, 2007, respectively, in the case of the summary unaudited pro forma condensed consolidated statement of operations and other data. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial and other data are for informational purposes only and do not purport to represent what our results of operations, balance sheet data or other financial information actually would have been if the Transactions had occurred at any date, and such data do not purport to project the results of operations for any future period.

        The summary historical and pro forma consolidated financial and other data should be read in conjunction with "The Transactions," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Historical						Pro Forma
	Predecessor					Successor
	Fiscal Year Ended				February 3, 2007 through July 6, 2007(2)	July 7, 2007 through November 2, 2007(3)
				39 Weeks Ended November 3, 2006(2)				39 Weeks Ended November 2, 2007
	January 28, 2005	February 3, 2006(1)	February 2, 2007(2)				Fiscal Year Ended February 2, 2007
	(in millions, except operating data)
Statement Of Operations Data:
Net sales	$7,660.9	$8,582.2	$9,169.8	$6,615.8	$3,923.8	$3,011.9	$9,169.8	$6,935.7
Cost of goods sold	5,397.7	6,117.4	6,801.6	4,893.6	2,852.2	2,180.4	6,803.1	5,033.3

Gross profit	2,263.2	2,464.8	2,368.2	1,722.3	1,071.6	831.5	2,366.7	1,902.4
Selling, general and administrative expense	1,706.2	1,903.0	2,119.9	1,557.1	960.9	770.6	2,180.9	1,757.0
Transaction and related costs	—	—	—	—	101.4	1.2	—	1.2

Operating profit	557.0	561.9	248.3	165.2	9.2	59.7	185.8	144.2
Interest income	(6.6)	(9.0)	(7.0)	(4.8)	(5.0)	(2.4)	(7.0)	(7.5)
Interest expense	28.8	26.2	34.9	27.0	10.3	148.5	436.9	332.3
Loss on interest rate swaps	—	—	—	—	—	2.0	—	2.0
Loss on debt retirement	—	—	—	—	—	6.2	—	6.2

Income (loss) before income taxes	534.8	544.6	220.4	143.0	4.0	(94.6)	(244.1)	(188.8)
Income tax expense (benefit)	190.6	194.5	82.4	55.1	12.0	(34.4)	(88.0)	(75.5)

Net income (loss)	$344.2	$350.2	$137.9	$87.9	$(8.0)	$(60.2)	$(156.1)	$(113.3)

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$391.5	$555.5	$405.4	$19.8	$201.9	$(33.8)
Investing activities	(259.2)	(264.4)	(282.0)	(239.4)	(66.9)	(6,815.3)
Financing activities	(245.4)	(323.3)	(134.7)	109.9	25.3	6,939.6
Total capital expenditures	(288.3)	(284.1)	(261.5)	(221.0)	(56.2)	(44.7)
New stores	(80.7)	(93.6)	(62.6)	(44.4)	(28.7)	(17.7)
Existing stores and other	(207.6)	(190.5)	(198.9)	(176.6)	(27.5)	(27.0)
Other Financial and Operating Data:
Same store sales growth	3.2%	2.2%	3.3%	2.3%	2.6%	3.3%
Number of stores (at period end)	7,320	7,929	8,229	8,251	8,205	8,204
Selling square feet in thousands (at period end)	50,015	54,753	57,299	57,305	57,379	58,207
Net sales per square foot(4)	$159.6	$159.8	$162.6	$163.3	$163.9	$165.4
Highly consumable sales	63.0%	65.3%	65.7%	67.8%	66.7%	69.3%
Seasonal sales	16.5%	15.7%	16.4%	14.7%	15.4%	13.6%
Home products sales	11.5%	10.6%	10.0%	9.6%	9.2%	8.7%
Basic clothing sales	9.0%	8.4%	7.9%	7.9%	8.7%	8.4%
Rent expense	$268.8	$312.3	$343.9	$253.9	$149.0	$116.8
Balance Sheet Data (at period end):
Cash and cash equivalents and short-term investments	$275.8	$209.5	$219.2	$120.3		$115.9
Total assets	2,841.0	2,980.3	3,040.5	3,206.3		8,931.7
Total debt	271.3	278.7	270.0	503.8		4,509.8
Total shareholders' equity	1,684.5	1,720.8	1,745.7	1,702.9		2,685.5

	Historical								Pro Forma
	Predecessor							Successor
	Fiscal Year Ended					39 Weeks Ended November 3, 2006(2)	February 3, 2007 through July 6, 2007(2)	July 7, 2007 through November 2, 2007(3)		39 Weeks Ended November 2, 2007
Ratios of earnings to fixed charges(5)	January 31, 2003	January 30, 2004	January 28, 2005	February 3, 2006(1)	February 2, 2007(2)				Fiscal Year Ended February 2, 2007
Actual	4.9x	5.6x	5.6x	5.3x	2.5x	2.0x	1.1x	(7)
Pro forma(6)									2.5x	(8)

(1)
The fiscal year ended February 3, 2006 was comprised of 53 weeks.

(2)
Includes the effects of certain strategic merchandising and real estate initiatives as further described in "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(3)
Includes the results of Buck for the period prior to the merger with and into Dollar General Corporation from March 6, 2007 (its formation) through July 6, 2007 and the post-merger results of Dollar General Corporation for the period from July 7, 2007 through November 2, 2007.

(4)
For the 39 week periods ended November 3, 2006 and November 2, 2007, net sales per square foot was calculated based on the last four quarters' sales divided by average quarterly selling area. For the fiscal year ended February 3, 2006, net sales per square foot was calculated based on 52 weeks' sales.

(5)
For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of net income (loss) before income taxes plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of all interest expense (whether expensed or capitalized), amortization of debt issue costs and discounts related to indebtedness, and a portion of rent expense representative of interest factored therein.

(6)
To give effect to the increase in interest expense resulting from the portion of the notes proceeds used to retire the $198.3 million of our 8 5/8% unsecured notes due June 15, 2010, as if such transactions had occurred at the beginning of the periods presented.

(7)
For the period from July 7, 2007 through November 2, 2007, fixed charges exceeded earnings by $94.6 million.

(8)
For the 39 weeks ended November 2, 2007, pro forma fixed charges exceeded earnings by $91.4 million.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before participating in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. However, the risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the exchange notes could decline or we may not be able to make payments of principal and interest on the exchange notes, and you may lose all or part of your original investment.

Risks Related to the Exchange Offer

If you do not exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force and the market price of your outstanding notes could decline.

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Summary—Summary of the Terms of the Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

        The tender of outstanding notes under the exchange offer will reduce the principal amount of each series of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to reduction in liquidity.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

        We do not intend to apply for listing of the exchange notes on a securities exchange or on any automated dealer quotation system. The exchange notes are a new issue of securities for which there is no established public market. The initial purchasers in the private offering of the outstanding notes have advised us that they intend to make a market in the exchange notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the exchanges notes, and they may discontinue their market-making activities at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer. Therefore, an active market for any of the exchange notes may not develop or, if developed, it may not continue. Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for any of the exchange notes may not be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Related to Our Indebtedness

The fact that we are substantially leveraged could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the notes.

        We are highly leveraged. As of November 2, 2007, our total indebtedness was approximately $4.5 billion, including the notes. We also had an additional $710.5 million available for borrowing under our new senior secured asset-based revolving credit facility at that date. The following chart shows our level of indebtedness and certain other information as of November 2, 2007 after giving effect to the Transactions.

As of November 2, 2007
(Dollars in millions)
Senior secured asset-based revolving credit facility(1)	$302.0
Senior secured term loan facility(2)	2,300.0
Senior notes, net of discount	1,152.4
Senior subordinated notes	725.0
Other existing debt(3)	30.4

Total	$4,509.8

(1)
Upon the closing of the Merger, we entered into a $1.125 billion senior secured asset-based revolving credit facility with a six-year maturity, of which $350.0 million is available for letters of credit. This facility consists of Tranche A Loans and Tranche A-1 Loans. All loans under the facility shall be made as Tranche A-1 Loans until such time as all commitments under the Tranche A-1 Loans have been funded or there is no further availability under the Tranche A-1 Loans, at which point loans under the facility shall be made as Tranche A Loans. Any payments made on the principal amount of the loans outstanding will first be applied to all the Tranche A Loans outstanding before any amount will be applied to the Tranche A-1 Loans. As of November 2, 2007, we had $302.0 million in borrowings outstanding under our new senior secured asset-based revolving credit facility. See "Description of Other Indebtedness."

(2)
Upon the closing of the Merger, we entered into a new $2.3 billion senior secured term loan facility with a seven-year maturity, the full amount of which was borrowed on the closing date. See "Description of Other Indebtedness."

(3)
Consists of financing and capital lease obligations and other debt instruments. See "Capitalization."

        Our high level of debt could have important consequences for you, including:

  •
  making it more difficult for us to make payments on the notes;

  •
  increasing our vulnerability to general economic and industry conditions;

  •
  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

  •
  exposing us to the risk of interest rate fluctuations as certain of our borrowings bear interest based on market interest rates;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

        In addition, the borrowings under our New Credit Facilities bear interest at variable rates and other debt we incur could likewise be variable-rate debt. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we have and may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our New Credit Facilities and the indentures governing the notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. Our pro forma cash interest expense for the year ended February 2, 2007 was $421.3 million. At November 2, 2007, we had $302.0 million of debt under our senior asset-based revolving secured credit facility in addition to $2.3 billion of debt under our senior secured term loan facility, which are based on a floating rate index. A 1% increase in these floating rates would increase our annual interest expense by approximately $34.4 million assuming all available amounts under our New Credit Facilities were drawn.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

        Our New Credit Facilities and the indentures governing the notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  incur additional indebtedness, issue disqualified stock or issue certain preferred stock;

  •
  pay dividends and make certain distributions, investments and other restricted payments;

  •
  create certain liens or encumbrances;

  •
  sell assets;

  •
  enter into transactions with our affiliates;

  •
  limit the ability of restricted subsidiaries to make payments to us;

  •
  merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        A breach of any of these covenants could result in a default under the agreement governing such indebtedness. Upon our failure to maintain compliance with these covenants, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit thereunder. If the lenders under such indebtedness accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings, as well as our other indebtedness, including the notes. We have pledged a significant portion of our assets as collateral under the New Credit Facilities. If we were unable to repay those amounts, the lenders under our New Credit Facilities could proceed against the collateral granted to them to secure that indebtedness. Additional borrowings under the senior secured asset-based revolving credit facility will, if excess availability under such facility is less than a certain amount, be subject to the satisfaction of a specified financial ratio. Our ability to meet this financial ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio and other covenants.

Risks Related to Our Business

General economic factors may adversely affect our financial performance.

        General economic conditions in one or more of the markets we serve may adversely affect our financial performance. A general slowdown in the economy, higher interest rates, higher fuel and other energy costs, inflation, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws, tightening of the credit markets, and other economic factors could adversely affect consumer demand for the products we sell, change our sales mix of products to one with a lower average gross profit and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher commodities rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rate fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors increase our cost of sales and operating, selling, general and administrative expenses, and otherwise adversely affect the operations and operating results of our stores.

Our plans depend significantly on initiatives designed to improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

        We have had, and expect to continue to have, initiatives (such as those relating to marketing, advertising, merchandising, promotions and real estate) in various stages of testing, evaluation, and implementation, upon which we expect to rely to improve our results of operations and financial condition. These initiatives are inherently risky and uncertain, even when tested successfully, in their application to our business in general. It is possible that successful testing can result partially from resources and attention that cannot be duplicated in broader implementation. Testing and general implementation also can be affected by other risk factors described herein that reduce the results expected. Successful systemwide implementation relies on consistency of training, stability of workforce, ease of execution, and the absence of offsetting factors that can influence results adversely. Failure to achieve successful implementation of our initiatives or the cost of these initiatives exceeding management's estimates could adversely affect our results of operations and financial condition. See the discussion of the initiatives in "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Because our business is moderately seasonal, with the highest portion of sales occurring during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

        We generally recognize a significant portion of our net sales and operating income during the Christmas selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory and hire many temporary employees. A seasonal merchandise inventory imbalance could result if for any reason our net sales during the Christmas selling season were to fall below either seasonal norms or expectations. If for any reason our fourth quarter results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise. Lower than anticipated sales in the Christmas selling season would also negatively affect our ability to absorb the increased seasonal labor costs.

We face intense competition that could limit our growth opportunities and adversely impact our financial performance.

        The retail business is highly competitive. We operate in the discount retail merchandise business, which is highly competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, and customer service. This competitive environment subjects us to the risk of adverse impact to our financial performance because of the lower prices, and thus the lower margins, required to maintain our competitive position. Also, companies operating in the discount retail merchandise sector (due to customer demographics and other factors) have limited ability to increase prices in response to increased costs (including vendor price increases). This limitation may adversely affect our margins and financial performance. We compete for customers, employees, store sites, products and services and in other important aspects of our business with many other local, regional and national retailers. We compete with retailers operating discount, mass merchandise, drug, convenience, variety and specialty stores, supermarkets and supercenter-type stores. Certain of our competitors have greater financial, distribution, marketing and other resources than we do. These other competitors compete in a variety of ways, including aggressive promotional activities, merchandise selection and availability, services offered to customers, location, store hours, in-store amenities and price. If we fail to respond effectively to competitive pressures and changes in the retail markets, it could adversely affect our financial performance. See "Business—Our Industry and—Competition" for additional discussion of our competitive situation.

        Although the retail industry as a whole is highly fragmented, certain segments of the retail industry have recently undergone and continue to undergo some consolidation, which can significantly alter the competitive dynamics of the retail marketplace. This consolidation may result in competitors with greatly improved financial resources, improved access to merchandise, greater market penetration and other improvements in their competitive positions. These business combinations could result in the provision of a wider variety of products and services at competitive prices by these consolidated companies, which could adversely affect our financial performance. Competition for customers has intensified in recent years as larger competitors have moved into, or increased their presence in, our geographic markets. We remain vulnerable to the marketing power and high level of consumer recognition of these larger competitors and to the risk that these competitors or others could venture into the "dollar store" industry in a significant way. Generally, we expect an increase in competition.

Natural disasters, unusually adverse weather conditions, pandemic outbreaks, boycotts and geo-political events could adversely affect our financial performance.

        The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather conditions, pandemic outbreaks, boycotts and geo-political events, such as civil unrest in countries in which our suppliers are located and acts of terrorism, or similar disruptions could adversely affect our operations and financial performance. These events could result in physical damage to one or more of our properties, increases in fuel (or other energy) prices, the temporary or permanent closure of one or more of our stores or distribution centers, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores, the temporary reduction in the availability of products in our stores and disruption to our information systems. These events also can have indirect consequences such as increases in the costs of insurance following a destructive hurricane season. These factors could otherwise disrupt and adversely affect our operations and financial performance.

Risks associated with the domestic and foreign suppliers from whom our products are sourced could adversely affect our financial performance.

        The products we sell are sourced from a wide variety of domestic and international suppliers. Approximately 11% of our purchases in 2006 were from The Procter & Gamble Company. Our next largest supplier accounted for approximately 5% of our purchases in 2006. We directly imported approximately 9% of our purchases at cost in 2006, but many of our domestic vendors directly import their products or components of their products. Political and economic instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, merchandise quality or safety issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to the suppliers and the countries in which they are located or from which they import are beyond our control. In addition, the United States' foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. Disruptions due to labor stoppages, strikes or slowdowns, or other disruptions, involving our vendors or the transportation and handling industries also may negatively affect our ability to receive merchandise and thus may negatively affect sales. These and other factors affecting our suppliers and our access to products could adversely affect our financial performance. In addition, our ability to obtain indemnification from foreign suppliers may be hindered by the manufacturers' lack of understanding of U.S. product liability or other laws, which may make it more likely that we may be required to respond to claims or complaints from customers as if we were the manufacturer of the products. As we increase our imports of merchandise from foreign vendors, the risks associated with foreign imports will increase.

We are dependent on attracting and retaining qualified employees while also controlling labor costs.

        Our future performance depends on our ability to attract, retain and motivate qualified employees. Many of these employees are in entry-level or part-time positions with historically high rates of turnover. Availability of personnel varies widely from location to location. Our ability to meet our labor needs generally, including our ability to find qualified personnel to fill positions that become vacant at our existing stores and distribution centers, while controlling our labor costs, is subject to numerous external factors, including the level of competition for such personnel in a given market, the availability of a sufficient number of qualified persons in the work force of the markets in which we are located, unemployment levels within those markets, prevailing wage rates and changes in minimum wage laws, changing demographics, health and other insurance costs and changes in employment legislation. Increased turnover also can have significant indirect costs, including more recruiting and training needs, store disruptions due to management changeover and potential delays in new store openings or adverse customer reactions to inadequate customer service levels due to personnel shortages. Competition for qualified employees exerts upward pressure on wages paid to attract such personnel. In addition, to the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. Our ability to pass along those costs is constrained.

        Also, our stores are decentralized and are managed through a network of geographically dispersed management personnel. Our inability to effectively and efficiently operate our stores, including the ability to control losses resulting from inventory and cash shrinkage, may negatively affect our sales and/or operating margins.

Our planned future growth will be impeded, which would adversely affect sales, if we cannot open new stores on schedule or if we close a number of stores materially in excess of anticipated levels.

        Our growth is dependent on both increases in sales in existing stores and the ability to open new stores. Our ability to timely open new stores and to expand into additional market areas depends in part on the following factors: the availability of attractive store locations; the absence of occupancy delays; the ability to negotiate favorable lease terms; the ability to hire and train new personnel, especially store managers; the ability to identify customer demand in different geographic areas; general economic conditions; and the availability of sufficient funds for expansion. In addition, many of these factors affect our ability to successfully relocate stores. Many of these factors are beyond our control. In addition, our substantial debt, particularly combined with the recent tightening of the credit markets, has made it more difficult for our real estate developers to obtain loans for our build-to-suit stores and to locate investors for those properties after they have been developed. If this trend continues, it could materially adversely impact our ability to open build-to-suit stores in desirable locations.

        Delays or failures in opening new stores, or achieving lower than expected sales in new stores, or drawing a greater than expected proportion of sales in new stores from existing stores, could materially adversely affect our growth. In addition, we may not anticipate all of the challenges imposed by the expansion of our operations and, as a result, may not meet our targets for opening new stores or expanding profitably.

        Some of our new stores may be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new stores to be less successful than stores in our existing markets.

        Some of our new stores will be located in areas where we have existing units. Although we have experience in these markets, increasing the number of locations in these markets may cause us to over-saturate markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

We are dependent upon the smooth functioning of our distribution network, the capacity of our distribution centers, and the timely receipt of inventory.

        We rely upon the ability to replenish depleted inventory through deliveries to our distribution centers from vendors and from the distribution centers to our stores by various means of transportation, including shipments by sea and truck. Labor shortages in the transportation industry and/or labor inefficiencies associated with certain "driver hours of service" regulations adopted by the Federal Motor Carriers Safety Administration could negatively affect transportation costs. In addition, long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of service would adversely affect our business.

The efficient operation of our business is heavily dependent upon our information systems.

        We depend on a variety of information technology systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. We also rely heavily on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

We are subject to governmental regulations, procedures and requirements. A significant change in, or noncompliance with, these regulations could have a material adverse effect on our financial performance.

        Our business is subject to numerous federal, state and local regulations. Changes in these regulations, particularly those governing the sale of products, may require extensive system and operating changes that may be difficult to implement and could increase our cost of doing business. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall can result in the imposition of penalties, including loss of licenses or significant fines or monetary penalties, in addition to reputational damage.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

        Historically, our insurance coverage has reflected deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime and some natural disasters. If we incur these losses, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, automobile liability, general liability and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different amounts of expense than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. Although we continue to maintain property insurance for catastrophic events, we are effectively self-insured for losses up to the amount of our deductibles. If we experience a greater number of these losses than we anticipate, our financial performance could be adversely affected.

Litigation may adversely affect our business, financial condition and results of operations.

        Our business is subject to the risk of litigation by employees, consumers, suppliers, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. See "Business—Legal Proceedings" for further details regarding certain of these pending matters.

        In addition, from time to time, third parties may claim that our trademarks or product offerings infringe upon their proprietary rights. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to our private label offerings or delays in introducing new private label offerings, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Notes

        We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

        If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior secured credit agreement and the indentures governing the notes will restrict our ability to dispose of assets and use the proceeds from such disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Repayment of our debt, including each series of notes, is dependent on cash flow generated by our subsidiaries and their ability to make distributions to us.

        Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including each series of notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indentures governing the notes will limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

U.S. Holders will be required to pay U.S. federal income tax on any PIK Interest received on the senior subordinated notes.

        We have the option to pay interest on the senior subordinated notes in cash interest or PIK Interest. For U.S. federal income tax purposes, the existence of this option means that none of the interest payments on the notes will be qualified stated interest even if we never exercise the option to pay PIK Interest. Consequently, the senior subordinated notes will be treated as issued at a discount, and U.S. holders will be required to include original issue discount in gross income for U.S. federal income tax purposes in advance of the receipt of cash payments on such notes. See "Description of Senior Subordinated Notes—Principal, Maturity and Interest" and "United States Federal Income Tax Consequences of the Exchange Offer."

Claims of noteholders will be structurally subordinated to the claims of creditors of our non-guarantor subsidiaries.

        The notes will not be guaranteed by all of our subsidiaries. For example, our subsidiaries that do not guarantee the New Credit Facilities will not guarantee the notes. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

        Our non-guarantor subsidiaries accounted for approximately $107.4 million of net revenues and approximately $20.5 million of net income, in each case, for 2006 and approximately $243.0 million of total assets, and approximately $187.0 million, of total liabilities, in each case as of February 2, 2007. Included in these net revenues, net income, total assets and total liabilities balances are certain intercompany balances that are eliminated in consolidation.

Your right to receive payments on each series of notes is effectively junior to those lenders who have a security interest in our assets.

        Our obligations under the outstanding notes and the exchange notes and our guarantors' obligations under their guarantees of the notes are unsecured, but our obligations under our New Credit Facilities and each guarantor's obligations under its respective guarantee of the New Credit Facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets, including the stock of most of our wholly owned U.S. subsidiaries, and a portion of the assets and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our New Credit Facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indentures governing the notes at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See "Description of Other Indebtedness."

        As of November 2, 2007, we had $2.6 billion of senior secured indebtedness, comprised of financing and capital lease obligations, other debt instruments and indebtedness under our New Credit Facilities, not including unused capacity of $710.5 million under our revolving asset-based credit facility, subject to borrowing base availability. The indentures governing the notes will permit us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness.

Your right to receive payments on the senior subordinated notes will be junior to our existing and future senior indebtedness, including borrowings under our New Credit Facilities and the senior notes.

        The senior subordinated notes and the related guarantees will be contractually subordinated to all of our current and future senior indebtedness (other than trade payables), including our borrowings under our New Credit Facilities and the senior notes, and all of our and the guarantors' future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the senior subordinated notes and the related guarantees. As a result of such subordination, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary guarantor, our assets or the assets of the applicable subsidiary guarantor would be available to pay obligations under the senior subordinated notes and our other senior subordinated obligations only after all payments had been made on our senior indebtedness or the senior indebtedness of the applicable subsidiary guarantor. Sufficient assets may not remain after all of these payments have been made to make any payments on the senior subordinated notes and our other senior subordinated obligations, including payments of interest when due. In addition, all payments on the senior subordinated notes and the related guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the senior subordinated notes will participate with trade creditors and all other holders of our and the guarantors' subordinated indebtedness in the assets remaining after we and the guarantors have repaid all of our senior debt. However, because the indenture governing the senior subordinated notes requires that amounts otherwise payable to holders of the senior subordinated notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the senior subordinated notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of senior subordinated notes may receive less, ratably, than the holders of our senior debt.

        As of November 2, 2007, the senior subordinated notes and the related guarantees are subordinated to $3.785 billion of senior debt, $2.632 billion of which is secured debt, and up to $710.5 million is available for borrowing as additional senior secured debt under our New Credit Facilities, subject to borrowing base availability.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

        Any default under the agreements governing our indebtedness, including a default under the senior secured credit agreements, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness (including covenants in our New Credit Facilities and the indentures under which the outstanding notes were, and the exchange notes will be, issued), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit agreements and the indentures under which the outstanding notes were, and the exchange notes will be issued. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our New Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our New Credit Facilities to avoid being in default. If we breach our covenants under our New Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit agreements, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures governing the notes.

        Upon the occurrence of a "change of control," as defined in the indentures governing the notes, we must offer to buy back the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the senior notes or the senior subordinated notes, as applicable, would be a default under each of the indentures governing the notes, which would also be a default under our New Credit Facilities.

        If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of notes or to satisfy all obligations under our New Credit Facilities and the indentures under which the outstanding notes were, and the exchange notes will be, issued. In order to satisfy our obligations, we could seek to refinance the indebtedness under our New Credit Facilities and the indentures or obtain a waiver from the lenders or you as a holder of notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

The lenders under our New Credit Facilities have the discretion to release the guarantors under the senior secured credit agreements in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

        While any obligations under our New Credit Facilities remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indentures governing the notes, at the discretion of lenders under our New Credit Facilities, if such guarantor is no longer a guarantor of obligations under our New Credit Facilities or any other indebtedness. See "Description of Senior Notes—Guarantees" and "Description of Senior Subordinated Notes—Guarantees." The lenders under our New Credit Facilities have the discretion to release the guarantees under our New Credit Facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

  •
  we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

  •
  the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

  •
  we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay as they mature; or

  •
  we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

        As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors' other debt.

Our Investors control us and may have conflicts of interest with us or you now or in the future.

        KKR, GS Capital Partners VI Fund, L.P. and affiliated funds (affiliates of Goldman, Sachs & Co.), Citi Private Equity, Wellington Management Company, LLP, CPP Investment Board (USRE II) Inc., and other equity co-investors (collectively, the "Investors") indirectly own a substantial portion of our capital stock through their investment in Buck Holdings, L.P. ("Parent"). As a result, the Investors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders regardless of whether noteholders believe that any such transactions are in their own best interests. For example, the Investors could cause us to make acquisitions that increase the amount of indebtedness that is secured or that is senior to the notes or to sell assets, which may impair our ability to make payments under the notes.

        Additionally, the Investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Investors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Investors, or other funds controlled by or associated with the Investors, continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Investors will continue to be able to strongly influence or effectively control our decisions.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This prospectus contains "forward-looking statements" within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they are not solely statements of historical fact or they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions that concern our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations ("cautionary statements") are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

        We caution you that the important factors referenced above may not contain all of the material factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

THE TRANSACTIONS

        On March 11, 2007, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Buck. Parent is and Buck was (prior to the Merger) controlled by investment funds affiliated with KKR. On July 6, 2007, we consummated a merger of Buck with and into Dollar General, with Dollar General surviving the Merger as a subsidiary of Parent. Pursuant to the Merger Agreement, the former holders of our common stock received $22.00 per share, or approximately $6.9 billion. The Merger consideration was funded through the use of our available cash, cash equity contributions from the Investors, equity contributions of certain members of our management and the debt financings discussed below. Our outstanding common stock is now owned by Parent and certain members of management. Our common stock is no longer registered with the Securities and Exchange Commission ("SEC") and is no longer traded on a national securities exchange.

        The following transactions occurred in conjunction with the Merger:

  •
  We entered into a credit agreement and related security and other agreements consisting of a $2.3 billion senior secured term loan facility, which matures on July 6, 2014.

  •
  We entered into a credit agreement and related security and other agreements consisting of a senior secured asset-based revolving credit facility of up to $1.125 billion (of which $432.3 million was drawn at closing and $132.3 million was paid down on the same day), subject to borrowing base availability, which matures July 6, 2013.

  •
  We terminated the revolving loans and paid in full all interest and all other amounts due in connection with such termination under the pre-Merger senior credit facility. We also terminated commercial letters of credit totaling approximately $141.2 million and standby letters of credit totaling approximately $40.7 million and replaced those letters of credit with new letters of credit under the asset-based revolving credit facility.

  •
  We issued $1.175 billion aggregate principal amount of 10.625% senior notes due 2015, which mature on July 15, 2015, and $725 million aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017, which mature on July 15, 2017. We entered into a registration rights agreement with respect to the senior notes and the senior subordinated notes pursuant to which we have agreed to use commercially reasonable efforts to register with the SEC new notes having substantially identical terms as the senior notes and new notes having substantially identical terms as the senior subordinated notes.

  •
  We completed a cash tender offer (the "Tender Offer") for the 2010 Notes. Approximately 99% of the 2010 Notes were validly tendered and accepted for payment in that tender offer. We also executed a supplemental indenture governing the 2010 Notes that were not tendered in the tender offer which eliminated substantially all of the restrictive covenants contained in the indenture pursuant to which the 2010 Notes were issued.

  •
  We entered into a monitoring agreement and an indemnity agreement with affiliates of certain of the Investors pursuant to which we will pay to those entities an aggregate annual management fee of $5 million, which amount will increase by 5% annually, along with reimbursement of out-of-pocket expenses incurred in connection with the provision of services under the agreement. We also paid those entities other fees in connection with certain services provided in connection with the Merger and related transactions. See "Certain Relationships and Related Party Transactions—Relationships with the Investors." Those entities are also entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, and change in control transactions, as well as a termination fee in the event of an initial public offering or under certain other circumstances. Pursuant to the terms of the indemnity agreement, we have agreed to customary exculpation and indemnification provisions in favor of these entities and their affiliates.

  •
  We named David L. Beré as our Interim Chief Executive Officer and entered into an employment agreement with him upon the resignation of our former Chief Executive Officer, David A. Perdue (we subsequently named Richard W. Dreiling as our Chief Executive Officer in January 2008 and entered into an employment agreement with him).

  •
  We entered into agreements with the Senior Management Participants pursuant to which they invested in Dollar General, as the surviving corporation in the Merger, through a cash investment, a rollover of employee stock options, a rollover of shares of Dollar General common stock, or a combination thereof. In addition, we offered other employees (the "Other Management Participants," together with the Senior Management Participants, the "Management Participants"), a similar investment opportunity to participate in our common equity.

  •
  We entered into stockholder agreements with certain members of management that, among other things, contain agreements among the parties with respect to restrictions on the transfer of the shares, including tag-along rights, drag-along rights, registration rights (including customary indemnification provisions) and call options and put options.

        The offering of the notes, the initial borrowings under our New Credit Facilities, the equity investment by the Investors in Parent, the equity investment in Dollar General by the Management Participants, the Merger, the Tender Offer, the replacement of certain credit facilities and of certain letters of credit, the payment of related fees and expenses and other related transactions are collectively referred to in this prospectus as the "Transactions."

        The sources and uses of the funds for the Transactions are shown in the table below.

	Amount		Amount
	(Dollars in millions)		(Dollars in millions)
Sources of Funds:		Uses of Funds:
New Credit Facilities:		Purchase price	$7,024.9
Revolving asset-based credit facility(1)	$432.3	Rollover equity(5)	3.2
Term loan facility(2)	2,300.0	Refinance existing indebtedness(6)	215.6
Senior notes, net of discount	1,151.8	Other retained indebtedness(3)	66.7
Senior subordinated notes	725.0	Fees and expenses(7)	287.0
Other retained indebtedness(3)	66.7
Equity contribution(4)	2,767.0
Rollover equity(5)	3.2
Excess cash on hand	151.4

Total Sources	$7,597.4	Total Uses	$7,597.4

(1)
Upon the closing of the Merger, we entered into a $1.125 billion senior secured asset-based revolving credit facility with a six-year maturity, of which $350.0 million is available for letters of credit, subject to borrowing base limitations. This facility consists of Tranche A Loans and Tranche A-1 Loans. All loans under the facility shall be made as Tranche A-1 Loans until such time as all commitments under the Tranche A-1 Loans have been funded or there is no further availability under the Tranche A-1 Loans, at which point loans under the facility shall be made as Tranche A Loans. Any payments made on the principal amount of the loans outstanding will first be applied to all the Tranche A Loans outstanding before any amount will be applied to the Tranche A-1

  Loans. As of November 2, 2007, we had $302 million in borrowings outstanding under our new senior secured asset-based revolving credit facility. See "Description of Other Indebtedness".

(2)
Upon the closing of the Merger, we entered into a $2.3 billion senior secured term loan facility with a seven-year maturity, the full amount of which was borrowed on the closing date. This facility consists of two tranches, one of which is a "first-loss" tranche, which, in certain circumstances, will be subordinated in right of payment to the other tranche. See "Description of Other Indebtedness".

(3)
Consists of certain financing and capital lease obligations and other debt instruments. See "Capitalization".

(4)
Represents the cash equity investment of approximately $2.767 billion made in Parent and Parent's general partner by the Investors.

(5)
Represents approximately $3.2 million invested directly in Dollar General by the Senior Management Participants, in the form of a rollover of their existing equity interests in Dollar General to equity interests in Dollar General following the Merger or through cash investments in Dollar General. In addition, following the Merger we offered certain other employees a similar opportunity to participate in our common equity.

(6)
We repurchased $198.3 million in aggregate principal amount of the 2010 Notes at the closing of the Tender Offer substantially concurrently with the closing of the Merger. 2010 Notes not repurchased pursuant to the Tender Offer remained outstanding. Includes expenses and a premium (a portion of which includes a consent payment) of $17.3 million.

(7)
Reflects our fees, expenses and other costs associated with the Transactions. Such fees and expenses include placement and other financing fees, advisory fees, transaction fees paid to affiliates of certain of the Investors, and other transaction costs and professional fees. See "Certain Relationships and Related Party Transactions."

OWNERSHIP AND CORPORATE STRUCTURE

        The diagram below sets forth our corporate structure following consummation of the Transactions. All of our issued and outstanding capital stock is held by Parent and the Management Participants. Parent is managed by its general partner, Buck Holdings, LLC, a Delaware limited liability company, which is currently controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (the "Sponsor"). Following consummation of the Transactions, the Investors own approximately 96.5% of the issued and outstanding common stock of Dollar General through their investment in Parent (with certain co-investors holding limited partnership interests in Parent and certain co-investors and the Sponsor holding a general partnership interest in Parent through their control of Buck Holdings, LLC) and the remaining approximately 3.5% is held directly by the Management Participants, in each case on a fully diluted basis. See "The Transactions" and "Security Ownership of Certain Beneficial Owners and Management." This structure was achieved through a series of equity contributions that occurred in connection with the Merger. Parent, Buck Holdings, LLC and Buck were formed for the purpose of consummating the Transactions. We continue to own the same operating assets following consummation of the Transactions.

(1)
Represents the cash equity investments of approximately $2.767 billion made in Parent by the Investors.

(2)
Represents approximately $10.4 million invested directly in Dollar General by the Management Participants, either in the form of a rollover of their existing equity interests in Dollar General to equity interests in Dollar General following the Merger or through cash investments in Dollar General.

(3)
In connection with the Merger, we entered into (i) a $1.125 billion senior secured asset-based revolving credit facility with a six-year maturity; and (ii) a $2.3 billion senior secured term loan facility with a seven-year maturity, $2.3 billion of which was borrowed on the closing date (collectively, the "New Credit Facilities"). As of November 2, 2007, we had $302.0 million in borrowings outstanding under our new senior secured asset-based revolving credit facility and $2.3 billion of borrowings outstanding under our new senior secured term loan facility.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreements. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change to our capitalization.

CAPITALIZATION

        The following table sets forth our capitalization as of November 2, 2007. The information in this table should be read in conjunction with "The Transactions," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the financial statements and notes thereto included elsewhere in this prospectus.

As of November 2, 2007 (unaudited)
(in millions)
Cash and cash equivalents	$90.5

Debt:
New Credit Facilities:
Revolving asset-based credit facility (1)	$302.0
Term loan facility (2)	2,300.0
Senior notes, net of discount	1,152.4
Senior subordinated notes	725.0
Tax increment financing due February 2035	14.5
Capital lease obligations and other	15.9

Total debt	4,509.8

Equity	2,685.5

Total capitalization	$7,195.3

(1)
Upon the closing of the Merger, we entered into a $1.125 billion senior secured asset-based revolving credit facility with a six-year maturity, of which $350.0 million is available for letters of credit, subject to borrowing base limitations. This facility consists of Tranche A Loans and Tranche A-1 Loans. All loans under the facility shall be made as Tranche A-1 Loans until such time as all commitments under the Tranche A-1 Loans have been funded or there is no further availability under the Tranche A-1 Loans, at which point loans under the facility shall be made as Tranche A Loans. Any payments made on the principal amount of the loans outstanding will first be applied to all the Tranche A Loans outstanding before any amount will be applied to the Tranche A-1 Loans. As of November 2, 2007, we had $302.0 million in borrowings outstanding under our new senior secured asset-based revolving credit facility. See "Description of Other Indebtedness."

(2)
Upon the closing of the Merger, we entered into a new $2.3 billion senior secured term loan facility with a seven-year maturity, the full amount of which was borrowed on the closing date. This facility consists of two tranches, one of which is a "first-loss" tranche, which, in certain circumstances, will be subordinated in right of payment to the other tranche thereof. See "Description of Other Indebtedness."

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated statements of operations have been developed by applying pro forma adjustments to our historical consolidated statements of operations. We were acquired on July 6, 2007 through a merger accounted for as a reverse acquisition. Although we continued as the same legal entity after the merger, the accompanying unaudited pro forma condensed consolidated financial information is presented for the "Predecessor" and "Successor" relating to the periods preceding and succeeding the merger, respectively. As a result of the Transactions, we applied purchase accounting standards and a new basis of accounting effective July 7, 2007. The unaudited pro forma condensed consolidated statements of operations for the year ended February 2, 2007 and the 39 weeks ended November 2, 2007 give effect to the Transactions as if they had occurred on February 4, 2006 and February 3, 2007, respectively. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations would have been had the Transactions actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the information contained in "The Transactions," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands)

	Fiscal Year Ended February 2, 2007
	Predecessor	Adjustments		Pro Forma
Net sales	$9,169,822	$—		$9,169,822
Cost of goods sold	6,801,617	1,532	(a)	6,803,149

Gross profit	2,368,205	(1,532)		2,366,673
Selling, general and administrative	2,119,929	61,016	(b)	2,180,945

Operating profit	248,276	(62,548)		185,728
Interest income	(7,002)	—		(7,002)
Interest expense	34,915	401,987	(d)	436,902

Income (loss) before income taxes	220,363	(464,535)		(244,172)
Provision (benefit) for income taxes	82,420	(170,404	)(e)	(87,984)

Net income (loss)	$137,943	$(294,131)		$(156,188)

See notes to unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands)

	39 Weeks Ended November 2, 2007
	Successor	Predecessor	Adjustments		Pro Forma
Net sales	$3,011,920	$3,923,753	$—		$6,935,673
Cost of goods sold	2,180,397	2,852,178	695	(a)	5,033,270

Gross profit	831,523	1,071,575	(695)		1,902,403
Selling, general and administrative	770,603	960,930	25,461	(b)	1,756,994
Transaction and related costs	1,242	101,397	(101,397	)(c)	1,242

Operating profit	59,678	9,248	75,241		144,167
Interest income	(2,421)	(5,046)	—		(7,467)
Interest expense	148,477	10,299	173,502	(d)	332,278
Loss on interest rate swaps	2,045	—	—		2,045
Loss on debt retirement	6,187	—	—		6,187

Income (loss) before income taxes	(94,610)	3,995	(98,261)		(188,876)
Provision (benefit) for income taxes	(34,403)	11,993	(53,139	)(e)	(75,549)

Pro forma loss before non-recurring charges(c)	$(60,207)	$(7,998)	$(45,122)		$(113,327)

See notes to unaudited pro forma condensed consolidated statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(a) Represents the estimated impact on cost of goods sold of the adjustment to fair value of the property and equipment at our distribution centers.

(b) Primarily represents depreciation and amortization of the fair value adjustments related to tangible and intangible long-lived assets. Identifiable intangible assets with a determinable life have been amortized on a straight-line basis in the unaudited pro forma consolidated statements of operations over a period ranging from 2 to 17.5 years. The primary fair value adjustments (on which the pro forma adjustments are based) were to leasehold interests ($186 million), property and equipment ($69 million) and internally developed software ($12 million). These unaudited pro forma condensed consolidated financial statements reflect a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in a different allocation for tangible and intangible assets than that presented in these unaudited pro forma condensed consolidated financial statements. An increase or decrease in the amount of purchase price allocated to amortizable assets would impact the amount of annual depreciation and amortization expense. This adjustment also includes annual management fees of $5.0 million that will be payable to affiliates of certain of the Investors subsequent to the closing of the Transactions (which fee shall be increased by 5% for each succeeding year during the term of the agreement).

(c) Represents $101.4 million of charges that are non-recurring in nature and directly attributable to the Transactions. Such charges are comprised of $39.4 million of stock compensation expense from the acceleration of unvested stock options, restricted stock and restricted stock units as required by the Transactions and $62.0 million of transaction costs we incurred that were expensed as one-time charges upon the close of the Transactions. Such adjustments do not include any adjustments to reflect the effects of our new stock based compensation plan.

(d) Reflects pro forma interest expense resulting from our new capital structure as follows:

	Predecessor
	Fiscal Year Ended February 2, 2007	Period Ended July 6, 2007
Revolving credit facility(1)	$21.4	$8.9
Term loan facilities(2)	177.8	74.1
Notes(3)	210.9	87.9
Letter of credit fees(4)	1.7	0.7
Bank commitment fees(5)	2.3	1.0
Other existing debt obligations(6)	7.2	3.0

Total cash interest expense	421.3	175.6
Amortization of capitalized debt issuance costs and debt discount(7)	9.8	4.1
Amortization of discounted liabilities(8)	8.5	3.5
Other(9)	(2.7)	0.6

Total pro forma interest expense	436.9	183.8
Less historical interest expense	(34.9)	(10.3)

Net adjustment to interest expense	$402.0	$173.5

(1)
The $1.125 billion revolving credit facilities are expected to carry an interest rate of 3-month LIBOR of 5.32% plus 1.50% for tranche A loans and 3-month LIBOR of 5.32% plus 2.25% for tranche A-1 loans. Reflects assumed borrowings of $175.0 million under tranche A and

  $125.0 million under tranche A-1. Such levels of borrowings will fluctuate in future periods dependent upon short term cash needs. Changes in the levels of borrowings would impact interest expense.

(2)
Reflects interest on the $2.3 billion term loan facility at a rate of LIBOR plus 2.75%. To hedge against interest rate risk, we have entered into a swap agreement with respect to a $2.0 billion notional amount for 4.93%. This swap agreement became effective as a result of the acquisition on July 31, 2007 and will amortize on a quarterly basis until maturity at July 31, 2012. The unhedged portion of the facility is reflected at an interest rate of LIBOR of 5.32% plus 2.75%.

(3)
Reflects interest on the senior notes and senior subordinated notes at the interest rates set forth on the cover of this prospectus. Assumes the cash interest payment option has been elected with respect to all of the senior subordinated notes.

(4)
Represents fees on balances of trade letters of credit of $141.2 million at 0.75% and standby letters of credit of $40.7 million at 1.50%.

(5)
Represents commitment fees of 0.375% on the $612.1 million unutilized balance of the revolving credit facility at July 6, 2007. Outstanding letters of credit noted in (4) above reduce the availability under the revolving credit facility.

(6)
Represents historical interest expense on other existing indebtedness.

(7)
Represents debt issuance costs associated with the new bank facilities amortized using the effective interest method over 6 years for the revolving facility, 7 years for the term loan facility, 8 years for the new senior notes, 10 years for the new senior subordinated notes and 8 years for other capitalized debt issuance costs. Also includes the amortization of debt discount of the senior notes.

(8)
Represents interest expense on long-term liabilities which were discounted as a result of the business combinations.

(9)
Represents an adjustment to historical interest expense to reflect the effect of the adoption of current accounting standards for income taxes (see note (e)), offset by capitalized interest expense.

(e) Represents the tax effect of the pro forma adjustments, calculated at effective rates of 54.1% for the 39-week period ended November 2, 2007 and 36.7% for the fiscal year ended February 2, 2007. The effective tax rate, a benefit, applied to the pro forma changes for the 39 week period ended November 2, 2007, reflects the pro forma elimination of non-deductible transaction costs from income before taxes. The pro forma income tax expense for the year ended February 2, 2007 has been adjusted to reflect changes required by FIN 48 as if FIN 48 had been adopted as of the beginning of the year.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth selected historical consolidated financial and other data of Dollar General Corporation as of the dates and for the periods indicated. The selected historical statement of operations data and statement of cash flows data for the fiscal years ended January 28, 2005, February 3, 2006 and February 2, 2007, and balance sheet data as of February 3, 2006 and February 2, 2007, have been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The selected historical statement of operations data and statement of cash flows data for the fiscal years ended January 31, 2003 and January 30, 2004 and balance sheet data as of January 31, 2003, January 30, 2004 and January 28, 2005, presented in this table have been derived from audited consolidated financial statements not included in this prospectus.

        The selected historical statement of operations data and statement of cash flows data for the 39-week period ended November 3, 2006, the period from February 3, 2007 through July 6, 2007 (Predecessor) and the period from July 7, 2007 through November 2, 2007 (Successor), and balance sheet data as of November 2, 2007, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected unaudited financial data presented have been prepared on a consistent basis with our audited consolidated financial statements, except for the adoption of FIN 48 effective February 3, 2007, and the adoption of SFAS 123(R) effective February 4, 2006 and the change in basis of accounting as a result of the Merger effective July 7, 2007. Due to the significance of the Transactions that occurred in 2007, the 2007 Successor financial information may not be comparable to that of previous periods presented in the accompanying table. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The selected historical consolidated financial and other data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Predecessor
								Successor
	Fiscal Year Ended						February 3, 2007 through July 6, 2007(2)
						39 Weeks Ended November 3, 2006(2)		July 7, 2007 through November 2, 2007(3)
	January 31, 2003	January 30, 2004	January 28, 2005	February 3, 2006(1)	February 2, 2007(2)
Statement Of Operations Data:
Net sales	$6,100.4	$6,872.0	$7,660.9	$8,582.2	$9,169.8	$6,615.8	$3,923.8	$3,011.9
Cost of goods sold	4,376.1	4,853.9	5,397.7	6,117.4	6,801.6	4,893.6	2,852.2	2,180.4

Gross profit	1,724.3	2,018.1	2,263.2	2,464.8	2,368.2	1,722.3	1,071.6	831.5
Selling, general and administrative(4)	1,271.3	1,510.1	1,706.2	1,903.0	2,119.9	1,557.1	960.9	770.6
Transaction and related costs	—	—	—	—	—	—	101.4	1.2
Operating profit	453.0	508.0	557.0	561.9	248.3	165.2	9.2	59.7
Interest income	(4.3)	(4.1)	(6.6)	(9.0)	(7.0)	(4.8)	(5.0)	(2.4)
Interest expense	46.9	35.6	28.8	26.2	34.9	27.0	10.3	148.5
Loss on interest rate swaps	—	—	—	—	—	—	—	2.0
Loss on debt retirement	—	—	—	—	—	—	—	6.2

Income (loss) before taxes	410.3	476.5	534.8	544.6	220.4	143.0	4.0	(94.6)
Income tax expense (benefit)	148.0	177.5	190.6	194.5	82.4	55.1	12.0	(34.4)

Net income (loss)	$262.4	$299.0	$344.2	$350.2	$137.9	$87.9	$(8.0)	$(60.2)

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$422.3	$514.1	$391.5	$555.5	$405.4	$19.8	$201.9	$(33.8)
Investing activities	(133.4)	(256.7)	(259.2)	(264.4)	(282.0)	(239.4)	(66.9)	(6.815.3)
Financing activities	(440.4)	(43.3)	(245.4)	(323.3)	(134.7)	109.9	25.3	6,939.6
Total capital expenditures	(133.9)	(140.1)	(288.3)	(284.1)	(261.5)	(221.0)	(56.2)	(44.7)
New stores	(48.2)	(59.6)	(80.7)	(93.6)	(62.6)	(44.4)	(28.7)	(17.7)
Existing stores and other	(85.7)	(80.5)	(207.6)	(190.5)	(198.9)	(176.6)	(27.5)	(27.0)
Other Financial and Operating Data:
Same store sales growth	5.7%	4.0%	3.2%	2.2%	3.3%	2.3%	2.6%	3.3%
Number of stores (at period end)	6,113	6,700	7,320	7,929	8,229	8,251	8,205	8,204
Selling square feet (in thousands at period end)	41,201	45,354	50,015	54,753	57,299	57,305	57,379	58,207
Net sales per square foot(5)	$154.0	$157.5	$159.6	$159.8	$162.6	$163.3	$163.9	$165.4
Highly consumable sales	60.2%	61.2%	63.0%	65.3%	65.7%	67.8%	66.7%	69.3%
Seasonal sales	16.3%	16.8%	16.5%	15.7%	16.4%	14.7%	15.4%	13.6%
Home products sales	13.3%	12.5%	11.5%	10.6%	10.0%	9.6%	9.2%	8.7%
Basic clothing sales	10.2%	9.5%	9.0%	8.4%	7.9%	7.9%	8.7%	8.4%
Rent expense	$203.1	$232.0	$268.8	$312.3	$343.9	$253.9	$149.0	$116.8
Balance Sheet Data (at period end):
Cash and cash equivalents and short-term investments	$121.3	$414.6	$275.8	$209.5	$219.2	$120.3		$115.9
Total assets	2,333.2	2,621.1	2,841.0	2,980.3	3,040.5	3,206.3		8,931.7
Total debt	346.5	282.0	271.3	278.7	270.0	503.8		4,509.8
Total shareholders' equity	1,288.1	1,554.3	1,684.5	1,720.8	1,745.7	1,702.9		2,685.5

(1)
The fiscal year ended February 3, 2006 was comprised of 53 weeks.

(2)
Includes the effects of certain strategic merchandising and real estate initiatives as further described in "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(3)
Includes the results of Buck for the period prior to the merger with and into Dollar General Corporation from March 6, 2007 (its formation) through July 6, 2007 and the post-merger results of Dollar General Corporation for the period from July 7, 2007 through November 2, 2007.

(4)
Penalty expense of $10 million in fiscal 2003 and $29.5 million in litigation settlement proceeds in fiscal 2002 are included in SG&A.

(5)
For the 39-week periods ended November 3, 2006 and November 2, 2007, net sales per square foot was calculated based on last four quarters' sales divided by average quarterly selling area. For the fiscal year ended February 3, 2006, net sales per square foot was calculated based on 52 weeks' sales.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated.

	Historical								Pro Forma
	Predecessor							Successor
	Fiscal Year Ended					39 Weeks Ended November 3, 2006	February 3, 2007 through July 6, 2007	July 7, 2007 through November 2, 2007		39 Weeks Ended November 2, 2007
Ratios of earnings to fixed charges(1)	January 31, 2003	January 30, 2004	January 28, 2005	February 3, 2006(1)	February 2, 2007(2)				Fiscal Year Ended February 2, 2007
Actual	4.9x	5.6x	5.6x	5.3x	2.5x	2.0x	1.1x	(3)
Pro forma(2)									2.5x	(4)

(1)
For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of net income (loss) before income taxes plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of all interest expense (whether expensed or capitalized), amortization of debt issue costs and discounts related to indebtedness, and a portion of rent expense representative of interest factored therein.

(2)
To give effect to the increase in interest expense resulting from the portion of the notes proceeds used to retire the $198.3 million of our 8 5/8% unsecured notes due June 15, 2010, as if such transactions had occurred at the beginning of the periods presented.

(3)
For the period from July 7, 2007 through November 2, 2007, fixed charges exceeded earnings by $94.6 million.

(4)
For the 39 weeks ended November 2, 2007, pro forma fixed charges exceeded earnings by $91.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        The following discussion and analysis of our financial condition and results of operations covers periods prior to and following the closing of the Transactions. The discussion and analysis of historical periods prior to the closing of the Transactions does not reflect the significant impact that the Transactions have had and will have on us, including significantly increased leverage and liquidity requirements.

        You should read the following discussion of our results of operations and financial condition with the "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated Financial and Other Data" and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

General

        Purpose of Discussion.    We intend for this discussion to provide the reader with information that will assist in understanding our company and the critical economic factors that affect our company. In addition, we hope to help the reader understand our financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements.

        Accounting Periods.    We follow the concept of a 52-53 week fiscal year that ends on the Friday nearest to January 31. The following text contains references to years 2007, 2006, 2005 and 2004, which represent fiscal years ending or ended February 1, 2008, February 2, 2007, February 3, 2006 and January 28, 2005, respectively. Fiscal year 2007 will be and fiscal years 2006 and 2004 were each 52-week accounting periods, while fiscal 2005 was a 53-week accounting period, which affects the comparability of certain amounts in the consolidated financial statements included elsewhere in this prospectus and financial ratios between 2005 and the other fiscal years reflected herein. As discussed below, we completed a merger transaction on July 6, 2007. The 2007 39-week period presented includes the 22-week Predecessor period of Dollar General Corporation through July 6, 2007 reflecting the historical basis of accounting, and a year-to-date Successor period, reflecting the impact of the business combination and associated purchase price allocation of the merger of Dollar General Corporation and Buck Acquisition Corp. ("Buck"), from July 7, 2007 to November 2, 2007. For comparison purposes, the discussion of results of operations below for the interim 39-week periods is generally based on the mathematical combination of the Successor and Predecessor periods for the 39-week period ended November 2, 2007 compared to the Predecessor 39-week period ended November 3, 2006, which we believe provides a meaningful understanding of the underlying business. Transactions relating to or resulting from the Merger are discussed separately. The combined results do not reflect the actual results we would have achieved absent the Merger and should not be considered indicative of future results of operations.

        The Merger.    On March 11, 2007, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Buck. Parent is and Buck was prior to the Merger controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR"). On July 6, 2007, we consummated a merger (the "Merger") of Buck with and into Dollar General, with Dollar General surviving the Merger as a subsidiary of Parent. Pursuant to the Merger Agreement, the former holders of our common stock received $22.00 per share, or approximately $6.9 billion. In addition, fees and expenses related to the Merger and the related financing transactions totaling $102.6 million, principally consisting of investment banking fees, management fees, legal fees and stock compensation expense ($39.4 million) are reflected in the 2007 results of operations. Capitalized debt issuance costs related to the Merger totaled $86.8 million. The Merger consideration was funded through the use of our available cash, cash equity contributions from the Investors, equity contributions of certain members of our management and the debt financings discussed below. As a result of the Merger, our outstanding common stock is owned by Parent and certain members of management. Our common stock is no longer registered with the Securities and Exchange Commission ("SEC") and is no longer traded on a national securities exchange.

        The following transactions occurred in conjunction with the Merger:

  •
  We entered into a credit agreement and related security and other agreements consisting of a $2.3 billion senior secured term loan facility. See "Description of Other Indebtedness."

  •
  We entered into a credit agreement and related security and other agreements consisting of a senior secured asset-based revolving credit facility of up to $1.125 billion (of which $302.0 million is outstanding at November 2, 2007), subject to borrowing base availability. See "Description of Other Indebtedness."

  •
  We terminated the revolving loans and paid in full all interest and all other amounts due in connection with such termination under the pre-Merger senior credit facility. We also terminated commercial letters of credit totaling approximately $141.2 million and standby letters of credit totaling approximately $40.7 million and replaced those letters of credit with new letters of credit under the asset-based revolving credit facility.

  •
  We issued $1.175 billion aggregate principal amount of senior notes and $725 million aggregate principal amount of senior subordinated notes. We entered into a registration rights agreement with respect to the senior notes and the senior subordinated notes pursuant to which we have agreed to use commercially reasonable efforts to register with the SEC new notes having substantially identical terms as the senior notes and new notes having substantially identical terms as the senior subordinated notes. Once registered, we will offer to exchange the new notes for the outstanding senior notes and the outstanding senior subordinated notes. See "Description of Senior Notes" and "Description of Senior Subordinated Notes."

  •
  We completed a cash tender offer for our 8 5/8% unsecured notes due June 15, 2010 (the "2010 Notes"). Approximately 99% of the 2010 Notes were validly tendered and accepted for payment in that tender offer. We also executed a supplemental indenture governing the 2010 Notes that were not tendered in the tender offer which eliminated substantially all of the restrictive covenants contained in the indenture pursuant to which the 2010 Notes were issued.

  •
  We entered into a monitoring agreement and an indemnity agreement with affiliates of certain of the Investors pursuant to which we will pay to those entities an aggregate annual management fee of $5 million, which amount will increase by 5% annually, along with reimbursement of out-of-pocket expenses incurred in connection with the provision of services under the agreement. Those entities are also entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, and change in control transactions, as well as a termination fee in the event of an initial public offering or under certain other circumstances. Pursuant to the terms of the indemnity agreement, we have agreed to customary exculpation and indemnification provisions in favor of these entities and their affiliates. See "Certain Relationships and Related Party Transactions."

  •
  We named David L. Beré as our Interim Chief Executive Officer and entered into an employment agreement with him upon the resignation of our former Chief Executive Officer, David A. Perdue (we subsequently named Richard W. Dreiling as our Chief Executive Officer in January 2008 and entered into an employment agreement with him).

  •
  We entered into agreements with certain members of management pursuant to which they elected to invest in Dollar General, as the surviving corporation in the Merger, through a cash investment, a rollover of employee stock options, a rollover of shares of Dollar General common stock, or a combination thereof. See "Certain Relationships and Related Party Transactions."

  •
  We entered into stockholder agreements with certain members of management that, among other things, contain agreements among the parties with respect to restrictions on the transfer of the shares, including tag-along rights, drag-along rights, registration rights (including customary indemnification provisions) and call options and put options. See "Certain Relationships and Related Party Transactions."

Executive Overview

        We are the largest discount retailer in the United States by number of stores, with approximately 8,200 stores located in 35 states, primarily in the southern, southwestern, midwestern and eastern United States. We serve a broad customer base and offer a focused assortment of everyday items, including basic consumable merchandise and other home, apparel and seasonal products. A majority of our products are priced at $10 or less and approximately 30% of our products are priced at $1 or less. We offer a compelling value proposition for our customers based on convenient store locations, easy in and out shopping and highly competitive prices. We believe our combination of value and convenience distinguishes us from other discount, convenience and drugstore retailers, who typically focus on either value or convenience.

        The nature of our business is moderately seasonal. Primarily because of sales of holiday-related merchandise, sales in the fourth quarter have historically been higher than sales achieved in each of the first three quarters of the fiscal year. Expenses and, to a greater extent, operating income vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

        For the 39 weeks ended November 2, 2007, we had a net loss of $68.2 million compared to net income of $87.9 million for the 39 weeks ended November 2, 2006. In summary, net sales increased by $319.8 million in the 2007 period, or 4.8%, aided by new stores and a same store net sales increase of 2.8%, our gross profit increased $180.8 million, or 10.5%, resulting in a 141 basis point increase in gross profit as compared to the prior year period. The increase in gross profit was offset by an increase in selling, general and administrative ("SG&A") expenses of $174.5 million, or 143 basis points as compared to the prior year period. In addition, the current year period included $102.6 million of transaction related expenses and a $131.8 million increase in interest expense resulting from long-term debt incurred to finance the merger. See detailed discussions below for additional comments on financial performance in the current year period as compared with the prior year period.

        For 2006, we reported net income of $137.9 million compared to net income of $350.2 million for 2005. Net sales for 2006 increased by 6.8% over the prior year, aided by new stores and a same store net sales increase of 3.3% (based on the comparable 52-week period). The extra week in 2005 accounted for net sales of approximately $162.9 million. Our gross profit margin was 25.8% in 2006 compared to 28.7% in 2005, primarily due to increased markdowns and expenses associated with our 2006 strategic initiatives as further discussed below under "Results of Operations." Operating expenses, as a percentage of net sales, were 23.1% in 2006 compared to 22.2% in 2005, resulting from charges directly related to the strategic store closings and a $29.9 million increase in advertising expenses, a portion of which can be attributed to the inventory liquidation and store closing initiatives. Additionally, administrative salaries, incentive bonuses and related payroll taxes (excluding benefits) increased by $25.0 million resulting from the approval of a $9.6 million discretionary bonus to approximately 7,000 administrative and distribution center employees and the addition of executives and staff to support our strategic efforts, particularly in merchandising and real estate. Partially offsetting these amounts were insurance proceeds of $13.0 million received during 2006 related to losses we experienced due to Hurricane Katrina.

        We have made significant progress in our efforts, first announced in November 2006, to minimize the amount of merchandise in our stores that we carry over to subsequent periods ("packaway") as a part of Project Alpha. We identified the targeted packaway inventories in 2006 and launched programs to sell-through this inventory, eliminating over half of the targeted merchandise by the end of fiscal 2006. As of November 2, 2007 with the exception of certain holiday seasonal merchandise and winter apparel that we expect to sell in the fourth quarter, substantially all of the packaway inventory had been sold. In 2007 we have also taken end-of-season markdown on current merchandise and going forward, we plan to sell virtually all current-year non-replenishable merchandise by taking end-of-season markdowns to permit increased levels of newer, current-season merchandise in the future.

        In November 2006, we also announced the second element of Project Alpha—significant changes to our real estate strategy, including our intention to close, by the end of fiscal 2007, approximately 400 stores that do not meet our revised real estate criteria. For the 39 weeks ended November 2, 2007, we opened 323 new stores, closed 348 stores and, remodeled or relocated 214 stores. The majority of these new, remodeled and relocated stores are in our new "racetrack" store layout.

        In addition to the strategic initiatives discussed above, we are now increasingly focused on generating increased cash flows and improving profitability and we are in the early stages of implementing certain targeted retail practices which are expected to positively impact our gross profit, sales productivity and capital efficiency, including:

  •
  better merchandising and category management, SKU rationalization and space reallocation with an increased focus on gross profit margin, returns per square foot and shrink reduction;

  •
  optimizing our real estate strategies by establishing a comprehensive real estate review program based on new processes and technology directed with a more disciplined approach;

  •
  implementing zone pricing across our store base;

  •
  increasing foreign direct sourcing;

  •
  increasing private label penetration with greater consistency; and

  •
  improving distribution and transportation logistics.

Results of Operations

        The following table contains results of operations data for the 39-week period ended November 3, 2006 (Predecessor), compared to the combined 39-week period ended November 2, 2007, comprised of the total of the Successor and Predecessor periods as disclosed elsewhere in this document. Dollar and percentage variances are based on the comparable 39-week periods:

			2007 vs 2006
	39 Weeks Ended November 2, 2007(a)	39 Weeks Ended November 3, 2006
(amounts in millions)			Amount change	% change
Net sales by category:
Highly consumable	$4,701.4	$4,482.7	$218.7	4.9%
% of net sales	67.79%	67.76%
Seasonal	1,013.4	970.7	42.7	4.4%
% of net sales	14.61%	14.67%
Home products	626.2	638.4	(12.3)	(1.9)%
% of net sales	9.03%	9.65%
Basic clothing	594.8	524.1	70.7	13.5%
% of net sales	8.58%	7.92%

Net sales	6,935.7	6,615.8	319.8	4.8%
Cost of goods sold	5,032.6	4,893.6	139.0	2.8%
% of net sales	72.56%	73.97%

Gross profit	1,903.1	1,722.3	180.8	10.5%
% of net sales	27.44%	26.03%
Selling, general and administrative	1,731.5	1,557.1	174.5	11.2%
% of net sales	24.97%	23.54%
Transaction and related costs	102.6	—	102.6	—
% of net sales	1.48%	—

Operating profit	68.9	165.2	(96.3)	(58.3)%
% of net sales	0.99%	2.50%
Interest income	(7.5)	(4.8)	(2.7)	55.8%
% of net sales	(0.11)%	(0.07)%
Interest expense	158.8	27.0	131.8	487.5%
% of net sales	2.29%	0.41%
Loss on interest rate swaps	2.0	—	2.0	—
% of net sales	0.03%	—
Loss on debt retirement	6.2	—	6.2	—
% of net sales	0.09%	—

Income (loss) before income taxes	(90.6)	143.0	(233.6)	—
% of net sales	(1.31)%	2.16%
Income tax expense (benefit)	(22.4)	55.1	(77.5)	—
% of net sales	(0.32)%	0.83%

Net income (loss)	$(68.2)	$87.9	$(156.1)	—
% of net sales	(0.98)%	1.33%

(a)
The 39 weeks ended November 2, 2007 represents the mathematical combination of the Predecessor through July 6, 2007 and Successor from July 7, 2007 through November 2, 2007 as included in the condensed consolidated financial statements. These results also include the operations of Buck for the period prior to the Merger from March 6, 2007 (Buck's date of formation) through July 6, 2007 (primarily the change in fair value of interest rate swaps.) This presentation does not comply with generally accepted accounting principles, but we believe this combination provides a meaningful method of comparison.

  39 Weeks Ended November 2, 2007 and November 3, 2006

        Net Sales.    For the 39-week period ended November 2, 2007, we had net sales of $6.94 billion, an increase of $319.8 million, or 4.8%, compared to net sales of $6.62 billion for the 2006 period. This increase included a same-store sales increase of 2.8% for the 2007 period compared to the 2006 period, which accounted for approximately $176.6 million of the increase in sales. Same store net sales were positively impacted by an increase in the average dollar value of transactions during the period, partially offset by a slight decrease in the number of same store transactions.

        We monitor our sales internally by the four major categories noted above: highly consumable, seasonal, home products and basic clothing. Generally, over the past several years, sales in the highly consumable category have become a greater percentage of our overall sales mix while the sales of home products and basic clothing have declined as a percentage of net sales, which has had a negative impact on our gross profit, as a percentage of sales. We believe the shift has been caused in part by changes in customers' needs and also by our efforts to attract and retain customers by broadening our consumable products offering and including more recognizable brands. Because of the impact of sales mix on gross profit, we continually review our merchandise mix and strive to adjust it when appropriate.

        Gross Profit.    For the 2007 period, our gross profit increased by approximately $180.8 million and our gross profit as a percentage of sales increased to 27.4% from 26.0% in the 2006 period, which included Alpha-related below-cost markdowns of $71.2 million (or 1.1% as a percentage of sales). The remainder of the increase in the 2007 period resulted from various factors, including higher purchase markups, partially offset by higher shrink and higher markdowns, including markdowns incurred to eliminate our inventory packaway strategy. We are on schedule to achieve our plans with regard to the sale of existing packaway inventories by the end of fiscal 2007, and we intend to continue our initiative to sell virtually all current-year non-replenishable merchandise by taking end-of-season markdowns to permit increased levels of newer, current-season merchandise in the future.

        SG&A Expense.    For the 2007 period, SG&A increased by $174.5 million, to 25.0% of sales from 23.5% of sales in the 2006 period. SG&A includes approximately $54.3 million in the 2007 period relating to expenses incurred in connection with eliminating packaway inventories and closing the remaining stores identified in our November 2006 strategic review, including lease contract termination costs, incremental labor and advertising, repairs, fixed asset disposals and third-party contractors. In addition, SG&A in the 2007 period includes amortization of $13.4 million resulting from the capitalization of below market leases in the asset revaluation, $12.3 million of accrued employee incentive compensation expense (none in the 2006 period) resulting from meeting certain financial targets to date, and approximately $12.0 million relating to the probable loss associated with the restructuring of leases related to certain of our distribution centers. SG&A in the 2006 period was net of insurance proceeds of $13.0 million received during the period for business interruption insurance coverage relating to Hurricane Katrina, partially offset by an $8.0 million impairment charge relating to the strategic store closings. Excluding the impact of amortization, store closing and distribution center related expenses, incentive compensation and the Hurricane Katrina related insurance proceeds, SG&A as a percentage of sales was essentially flat.

        Transaction and Related Costs.    The $102.6 million of expenses recorded in the 2007 period reflect $63.2 million of expenses related to the Merger, such as investment banking and legal fees, as well as $39.4 million of compensation expense related to stock options, restricted stock and restricted stock units.

        Interest Income.    Interest income increased by approximately $2.7 million in the 2007 period as compared to the 2006 period due to higher average levels of cash and short-term investments on hand during the period.

        Interest Expense.    Interest expense increased by $131.8 million in the 2007 period, primarily in the 17-week Successor period, as compared to the 2006 period due to interest on long-term obligations incurred to finance the Merger. See further discussion under "Liquidity and Capital Resources" below.

        Loss on Debt Retirement.    During the 2007 period, we recorded $6.2 million in expenses related to consent fees and other costs associated with a tender offer for our 2010 Notes. Approximately 99% of the 2010 Notes were retired as a result of the tender offer.

        Loss on Interest Rate Swaps.    During the 2007 period, we recorded an unrealized loss of $3.7 million related to the change in the fair value of interest swaps prior to designating such swaps as cash flow hedges. This loss was offset by earnings of $1.7 million under the contractual provisions of the swap agreements.

        Income Taxes.    The effective income tax rates for the 2007 and 2006 periods were 24.7% and 38.6%, respectively. The tax rate for the 2007 period, a benefit, is lower than that of the 2006 period due principally to non-deductible expenses incurred in association with the Merger.

  Fiscal Years Ended February 2, 2007, February 3, 2006 and January 28, 2005

        The following discussion of our financial performance is based on the consolidated financial statements included elsewhere in this prospectus. The following table contains results of operations data for the 2006, 2005 and 2004 fiscal years, and the dollar and percentage variances among those years.

				2006 vs. 2005		2005 vs. 2004
	2006(a)	2005(b)	2004	$ change	% change	$ change	% change
	(dollars in millions)
Net Sales by category:
Highly consumable	$6,022.0	$5,606.5	$4,825.1	$415.5	7.4%	$781.4	16.2%
% of net sales	65.67%	65.33%	62.98%
Seasonal	1,510.0	1,348.8	1,264.0	161.2	12.0	84.8	6.7
% of net sales	16.47%	15.72%	16.50%
Home products	914.4	907.8	879.5	6.5	0.7	28.4	3.2
% of net sales	9.97%	10.58%	11.48%
Basic clothing	723.5	719.2	692.4	4.3	0.6	26.8	3.9
% of net sales	7.89%	8.38%	9.04%

Net sales	$9,169.8	$8,582.2	$7,660.9	$587.6	6.8%	$921.3	12.0%
Cost of goods sold	6,801.6	6,117.4	5,397.7	684.2	11.2	719.7	13.3
% of net sales	74.17%	71.28%	70.46%

Gross profit	2,368.2	2,464.8	2,263.2	(96.6)	(3.9)	201.6	8.9
% of net sales	25.83%	28.72%	29.54%
SG&A expenses	2,119.9	1,903.0	1,706.2	217.0	11.4	196.7	11.5
% of net sales	23.12%	22.17%	22.27%

Operating profit	248.3	561.9	557.0	(313.6)	(55.8)	4.9	0.9
% of net sales	2.71%	6.55%	7.27%
Interest income	(7.0)	(9.0)	(6.6)	2.0	(22.2)	(2.4)	36.9
% of net sales	(0.08)%	(0.10)%	(0.09)%
Interest expense	34.9	26.2	28.8	8.7	33.1	(2.6)	(8.9)
% of net sales	0.38%	0.31%	0.38%

Income before income taxes	220.4	544.6	534.8	(324.3)	(59.5)	9.9	1.8
% of net sales	2.40%	6.35%	6.98%
Income taxes	82.4	194.5	190.6	(112.1)	(57.6)	3.9	2.1
% of net sales	0.90%	2.27%	2.49%

Net income	$137.9	$350.2	$344.2	$(212.2)	(60.6)%	$6.0	1.7%
% of net sales	1.50%	4.08%	4.49%

(a)
Includes the impacts of certain strategic initiatives as more fully described in the "Executive Overview" above.

(b)
The 2005 fiscal year was comprised of 53 weeks.

        Net Sales.    Increases in 2006 net sales resulted primarily from opening additional stores, including 300 net new stores in 2006, and a same store net sales increase of 3.3% for 2006 compared to 2005. Same store net sales increases are calculated based on the comparable calendar weeks in the prior year. Accordingly, the same store net sales percentages discussed herein exclude sales from the 53rd week of 2005 as there was no comparable week in 2006 or 2004. The increase in same store net sales accounted for $265.4 million of the increase in net sales, while stores opened since the beginning of 2006 were the primary contributors to the remaining $322.2 million net sales increase during 2006. The increase in same store net sales is primarily attributable to an increase in average customer purchase. We also believe that our strategic merchandising and real estate initiatives had a positive impact on 2006 net sales.

        By merchandise category, our net sales increase in 2006 compared to 2005 was primarily attributable to the highly consumable category, which increased by $415.5 million, or 7.4%. An increase in net sales of seasonal merchandise of $161.2 million, or 12.0%, also contributed to overall net sales growth. We believe that our increased sales were supported by additions to our product offerings and increased promotional activities, including the use of advertising circulars and clearance activities.

        Increases in 2005 net sales resulted primarily from opening additional stores, including 609 net new stores in 2005, and a same store net sales increase of 2.2% for 2005 compared to 2004. The increase in same store net sales accounted for $164.5 million of the increase in net sales. Stores opened since the beginning of 2004, as well as the $162.9 million impact of the 53rd week of sales in 2005 for all stores, were the primary contributors to the remaining $756.8 million net sales increase during 2005. The increase in same store net sales was primarily attributable to an increase in average customer purchase.

        Gross Profit.    The gross profit margin decline in 2006 as compared with 2005 was due primarily to a significant increase in markdown activity as a percentage of net sales, including below-cost markdowns, as a result of our inventory liquidation and store closing initiatives. While we believe these initiatives had a positive impact on net sales, they had a negative impact on our gross profit margin in 2006. In total, our gross margin rate declined by 289 basis points to 25.8% in 2006 compared to 28.7% in 2005. Significantly impacting our gross profit margin, as a result of the related effect on cost of goods sold, were total markdowns of $279.1 million at cost taken during 2006, compared with total markdowns of $106.5 million at cost taken in 2005. The 2006 markdowns reflect $179.9 million at cost taken during the fourth quarter of 2006 compared to $39.0 million of markdowns at cost taken during the fourth quarter of 2005. The fourth quarter 2006 change in merchandising strategy also resulted in our ending inventory being valued lower than under our historical practices, as ending inventory on-hand as of February 2, 2007 reflects the immediate impact of the markdowns at the time such markdowns were taken. Markdowns which were expected to reduce inventory below cost were considered in our lower of cost or market estimate and recorded at such time as the utility of the underlying inventory was deemed to be impaired. During the third quarter of fiscal 2006, we recorded a lower of cost or market inventory impairment estimate related to the initiatives discussed above, and this estimate was revised slightly in the fourth quarter such that the impact for fiscal 2006 was $70.2 million, which reduced 2006 gross profit by a corresponding amount. Markdowns which are not below cost impact our gross profit in the period in which such markdowns are taken. A portion of the total markdowns taken during the fourth quarter were related to the inventory included in our lower of cost or market estimate, thereby reducing our estimated reserve for such inventory as of the end of fiscal 2006 to $49.2 million. Other factors included, but were not limited to: a decrease in the markups on purchases, primarily attributable to purchases of highly consumable products (including nationally branded products, which generally have lower average markups) and an increase in our shrink rate.

        Our gross profit margin declined by 82 basis points in 2005 as compared with 2004 due to a number of factors, including but not limited to: lower net sales (as a percentage of total net sales) in our seasonal, home products and basic clothing categories, which have higher than average markups; an increase in markdowns as a percentage of net sales primarily as a result of our initiative to reduce per-store inventory; higher transportation expenses, primarily attributable to increased fuel costs; an increase in our shrink rate; and an estimated $5.2 million reduction resulting from the expansion of the number of departments utilized for the gross profit calculation from 10 to 23, as further described below under "Critical Accounting Policies and Estimates." These factors were partially offset by higher average mark-ups on our beginning inventory in 2005 as compared with 2004.

        In 2006, 2005 and 2004, we experienced inventory shrinkage, stated as a percentage of net sales, of 3.40%, 3.22% and 3.05%, respectively.

        SG&A Expense.    The increase in SG&A expense as a percentage of net sales in 2006 as compared with 2005 was due to a number of factors, including but not limited to increases in the following expense categories: impairment charges on leasehold improvements and store fixtures totaling $9.4 million, including $8.0 million related to the planned closings of approximately 400 underperforming stores, 128 of which closed in 2006 and the remainder of which closed in 2007, as further discussed above in the "Executive Overview"; lease contract terminations totaling $5.7 million related to these stores; higher store occupancy costs (increased 12.1%) due to higher average monthly rentals associated with our leased store locations; higher debit and credit card fees (increased 40.6%) due to the increased customer usage of debit cards and the acceptance of VISA credit and check cards at all locations; higher administrative labor costs (increased 29.9%) primarily related to additions to our executive team, particularly in merchandising and real estate, and the expensing of stock options; higher advertising costs (increased 198.3%) related primarily to the distribution of several advertising circulars in 2006 and to promotional activities related to the inventory clearance and store closing activities discussed above; and higher incentive compensation primarily related to a $9.6 million discretionary bonus authorized by the Board of Directors for 2006. These increases were partially offset by insurance proceeds of $13.0 million received during 2006 related to losses incurred due to Hurricane Katrina, and depreciation and amortization expenses that remained relatively constant in fiscal 2006 as compared to fiscal 2005.

        The decrease in SG&A expense as a percentage of net sales in 2005 as compared with 2004 was due to a number of factors, including but not limited to the following expense categories that either declined or increased less than the 12.0% increase in net sales: employee incentive compensation expense (decreased 37.8%), based upon our fiscal 2005 financial performance; professional fees (decreased 32.3%), primarily due to the reduction of consulting fees associated with the EZstore project and 2004 fees associated with our initial Sarbanes-Oxley compliance effort; and employee health benefits (decreased 10.0%), due in part to a downward revision in claim lag assumptions based upon review and recommendation by our outside actuary and decreased claims costs as a percentage of net sales. Partially offsetting these reductions in SG&A expense were current year increases in store occupancy costs (increased 17.6%), primarily due to rising average monthly rentals associated with our leased store locations, and store utilities costs (increased 22.7%), primarily related to increased electricity and gas expense.

        Interest Income.    The decline in interest income in 2006 compared to 2005 was due primarily to the acquisition of the entity which held legal title to our South Boston distribution center in June 2006 and the related elimination of the notes receivable which represented debt issued by this entity from which we formerly leased the South Boston distribution center. The increase in interest income in 2005 compared to 2004 was due primarily to earnings on short-term investments due to increased interest rates on these investments.

        Interest Expense.    The increase in interest expense in 2006 was primarily attributable to increased interest expense of $6.5 million under our former revolving credit facility, primarily due to increased borrowings; an increase in tax-related interest of $4.1 million, principally due to the non-recurrence in

2006 of a 2005 reduction in accrued interest related to contingent tax liabilities, partially offset by a reduction in interest expense associated with the elimination of the financing obligation associated with the June 2006 acquisition of the entity which held legal title to the South Boston distribution center as discussed above. The decrease in interest expense in 2005 is primarily attributable to a reduction in tax-related interest expense of $1.4 million, principally due to the reversal of interest accruals pertaining to certain income tax related contingencies that were resolved during 2005. We had variable-rate debt of $14.5 million as of February 2, 2007 and February 3, 2006. The remainder of our outstanding indebtedness at February 2, 2007 and February 3, 2006 was fixed rate debt.

        Income Taxes.    The effective income tax rates for 2006, 2005 and 2004 were 37.4%, 35.7% and 35.6%, respectively.

        The 2006 income tax rate was higher than the 2005 rate by 1.7%. Factors contributing to this increase include additional expense of approximately $0.9 million related to the adoption of a new tax system in the State of Texas, which resulted in the elimination of certain deferred tax assets that had been recorded in prior years; an increase of approximately $0.9 million in expense related to our current year tax liability under the revised State of Texas tax system; a reduction in the contingent income tax reserve due to the resolution of contingent liabilities that was $2.0 million less than the decrease that occurred in 2005; an increase in the deferred tax valuation allowance of approximately $3.2 million related to state income tax credits; and an increase of $2.6 million related to a benefit recognized in 2005 resulting from an internal restructuring. Offsetting these rate increases was a reduction in the income tax rate related to federal income tax credits. Due to the reduction in our 2006 income before tax, a small increase in the amount of federal income tax credits earned yielded a much larger percentage reduction in the income tax rate for 2006 versus 2005.

        While the 2005 and 2004 rates were similar overall, the rates contained offsetting differences. Factors causing the 2005 tax rate to increase when compared to the 2004 tax rate include a reduction in federal jobs credits of approximately $1.0 million, additional net foreign income tax expense of approximately $0.8 million and a decrease in the contingent income tax reserve due to resolution of contingent liabilities that was $3.6 million less than the decrease that occurred in 2004. Factors causing the 2005 tax rate to decrease when compared to the 2004 tax rate include the recognition of state tax credits of approximately $2.3 million related to the construction of our Indiana distribution center and a benefit of approximately $2.6 million related to an internal restructuring that was completed during 2005. The overall effect of these items increased the 2005 effective tax rate by approximately 0.8%.

Effects of Inflation

        We believe that inflation and/or deflation had a minimal impact on our overall operations during the fiscal years 2006, 2005 and 2004, and the interim periods of fiscal 2007.

Liquidity and Capital Resources

        Current Financial Condition / Recent Developments.    At November 2, 2007, we had total debt (including the current portion of long-term obligations) of $4,509.8 million and cash and cash equivalents of $90.5 million. Our net debt position increased significantly during the first 39 weeks of 2007 due to the financings that occurred in conjunction with the Merger. We also had an additional $710.5 million available for borrowing under our new senior secured asset-based revolving credit facility at that date. Our liquidity needs are significant, primarily due to our debt service and other obligations.

        Management believes our cash flow from operations and existing cash balances, combined with availability under the New Credit Facilities (defined and described below), will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next twelve months.

        Inventory Management.    Our inventory balance represented approximately 47% of our total assets exclusive of goodwill and other intangible assets as of November 2, 2007. Our proficiency in managing our inventory balances can have a significant impact on our cash flows from operations during a given period or fiscal year. In addition, inventory purchases can be somewhat seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise. Inventory turns, calculated on a rolling annualized basis using balances from each quarter, were 4.6 times for the period ended November 2, 2007 compared to 4.1 times for the period ended November 3, 2006 (a 53-week period).

        Legal actions and claims.    As described in Note 7 to the Condensed Consolidated Financial Statements, we are involved in a number of legal actions and claims, some of which could potentially result in material cash payments. Adverse developments in those actions could materially and adversely affect our liquidity. We also have certain income tax-related contingencies as more fully described below under "Critical Accounting Policies and Estimates." Future negative developments could have a material adverse effect on our liquidity.

        Considerations regarding distribution center leases.    The Merger and certain of the related financing transactions may be interpreted as giving rise to certain trigger events (which may include events of default) under our three distribution center leases. In that event, our additional cost of acquiring the underlying land and building assets could approximate $112 million. At this time, we do not believe such issues would result in the purchase of these distribution centers; however, the payments associated with such an outcome would have a negative impact on our liquidity. To minimize the uncertainty associated with such possible interpretations, we are negotiating the restructuring of these leases and the related underlying debt. We have concluded that a probable loss exists in connection with the restructurings and have recorded associated SG&A expenses in the Successor financial statements for the year-to-date period ended November 2, 2007 totaling $12.0 million. The ultimate resolution of these negotiations may result in changes in the amounts of such losses, which changes may be material.

        Credit ratings.    On June 12, 2007 Standard & Poor's revised our long-term debt rating to B, and left our long-term debt ratings on negative watch. Moody's revised our long-term debt rating to B3 with a stable outlook. These current ratings are considered non-investment grade. Our current credit ratings, as well as future rating agency actions, could (1) negatively impact our ability to obtain financings to finance our operations on satisfactory terms; (2) have the effect of increasing our financing costs; and (3) have the effect of increasing our insurance premiums and collateral requirements necessary for our self-insured programs.

        Our debt includes a six-year $1.125 billion senior secured asset-based revolving credit facility. This facility consists of Tranche A and Tranche A-1 Loans. The Tranche A-1 Loans will be funded first until all commitments under the Tranche A-1 loans have been funded and paid off last until after all Tranche A Loans have been paid. As of November 2, 2007, we had $302.0 million in borrowings outstanding under our senior asset-based revolving credit facility. Our availability was also reduced by $68.8 million of standby letters of credit and $43.7 million of commercial letters of credit. In addition, we have a seven year $2.3 billion senior secured term loan facility. This facility consists of two tranches, one of which is a "first-loss" tranche, which, in certain circumstances, will be subordinated in right of payment to the other tranche. See "Description of Other Indebtedness." We also issued $1,175.0 million of eight-year 10.625% senior notes and $725 million of 11.875%/12.625% senior subordinated toggle notes due 2017. See "Description of Notes."

Cash flows

        The discussion of the cash flows from operating, investing and financing activities included below is generally based on the 39-week periods ended November 2, 2007 and November 3, 2006, which we believe provides a more meaningful understanding of our liquidity and capital resources for the time periods presented.

        Cash flows from operating activities.    Among the most significant components of the change in cash flows from operating activities in the 39 weeks ended November 2, 2007 as compared to the 39 weeks ended November 3, 2006 were changes in inventory balances, which increased by approximately 4% overall during the 39 weeks ended November 2, 2007 compared to a 14% overall increase during the 39 weeks ended November 3, 2006. Significant changes in inventory levels occurred in the highly consumable category, which increased by $24.8 million, or 4%, in the 39 weeks ended November 2, 2007 as compared to a $66.8 million, or 11%, increase in the 39 weeks ended November 3, 2006; the seasonal category, which increased by $11.4 million, or 3%, in the 39 weeks ended November 2, 2007 as compared to a $129.0 million, or 37%, increase in the 39 weeks ended November 3, 2006; and the home products category, which declined by $14.4 million, or 9%, in the 39 weeks ended November 2, 2007 as compared to a $11.5 million, or 6%, increase in the 39 weeks ended November 3, 2006; all of which were partially offset by the basic clothing category, which increased by $32.0 million, or 14%, in the 39 weeks ended November 2, 2007 as compared to $5.6 million, or 2%, decrease in the 39 weeks ended November 3, 2006. The decline in net income, as described in more detail above, and which includes $102.6 million of Transaction and related costs in the 2007 period, partially offset other increases in cash flows from operating activities in the 2007 period as compared to the 2006 period. The decline in net income was a principal factor in the reduction in income taxes paid in the 2007 period as compared to the 2006 period. Also offsetting the decline in net income were changes in accrued expenses in the 2007 period as compared to the 2006 period which increased primarily due to accrued interest, the accrued loss in connection with ongoing negotiations to restructure our DC leases as discussed above, and accruals for lease liabilities on closed stores as discussed above.

        Cash flows from operating activities for 2006 compared to 2005 declined by $150.1 million. The most significant component of the decline in cash flows from operating activities in 2006 as compared to 2005 was the reduction in net income, as described in detail under "Results of Operations" above. Partially offsetting this decline are certain noncash charges included in net income, including below-cost markdowns on inventory balances and property and equipment impairment charges totaling $78.1 million, and a $13.8 million increase in noncash depreciation and amortization charges in 2006 as compared to 2005. In addition, the reduction in 2006 year end inventory balances reflect the effect of below-cost markdowns and our efforts to sell through excess inventories, as compared with increases in 2005 and 2004. Seasonal inventory levels increased by 2% in 2006 as compared to a 10% increase in 2005, home products inventory levels declined by 25% in 2006 as compared to a 2% increase in 2005, while basic clothing inventory levels declined by 21% in 2006 as compared to a 5% decline in 2005. Total merchandise inventories at the end of 2006 were $1.43 billion compared to $1.47 billion at the end of 2005, a 2.9% decrease overall, and a 6.4% decrease on a per store basis, reflecting both our focus on liquidating packaway merchandise and the effect of below-cost markdowns.

        Cash flows from operating activities for 2005 compared to 2004 increased by $164.0 million. The most significant component of the increase in cash flows from operating activities in the 2005 period as compared to the 2004 period was the change in inventory balances. Seasonal inventory levels increased by 10% in 2005 as compared to a 22% increase in 2004, home products inventory levels increased by 2% in 2005 as compared to a 16% increase in 2004, while basic clothing inventory levels declined by 5% in 2005 as compared to a 21% increase in 2004. Total merchandise inventories at the end of 2005 were $1.47 billion compared to $1.38 billion at the end of 2004, a 7.1% increase overall, but a 1% decrease on a per store basis, reflecting our 2005 focus on lowering our per store inventory levels.

        Cash flows from investing activities.    The Merger, as discussed in more detail above, required cash payments of approximately $6.7 billion, net of cash acquired of $350 million. Significant components of property and equipment purchases in the 39 weeks ended November 2, 2007 included the following approximate amounts: $40 million for new stores; $35 million for improvements, upgrades, remodels and relocations of existing stores; $17 million for distribution and transportation-related capital expenditures; and $5 million for systems-related capital projects. During the 39 weeks ended November 2, 2007, we opened 323 new stores and remodeled or relocated 214 stores.

        Significant components of our property and equipment purchases in the 39 weeks ended November 3, 2006 included the following approximate amounts: $49 million for the EZstore project (an initiative designed to improve inventory flow from distribution centers to consumers); $45 million for new stores; $60 million for distribution and transportation-related capital expenditures (primarily related to our distribution center in Marion, Indiana); and $30 million for capital projects in existing stores. During the 39 weeks ended November 3, 2006, we opened 408 new stores.

        Net sales of short-term investments of $14.3 million and purchases of long-term investments of $21.4 million during the 39 weeks ended November 21, 2007, and net sales of short-term investments of $0.1 million and purchases of long-term investments of $21.5 million, during the 39 weeks ended November 3, 2006 primarily relate to our captive insurance subsidiary.

        Capital expenditures for the 2007 fiscal year are projected to be approximately $150 million to $180 million. We anticipate funding our 2007 capital requirements with cash flows from operations and our New Credit Facilities, if necessary. Significant components of the 2007 capital plan include leasehold improvements and fixtures and equipment for approximately 360 new stores, continued investment in our existing store base, plans for remodeling and relocating approximately 300 stores, and additional investments in our supply chain. We plan to undertake these expenditures in order to improve our infrastructure and provide support for our anticipated growth.

        Cash flows used in investing activities totaling $282.0 million in 2006 were primarily related to capital expenditures and, to a lesser degree, purchases of long-term investments. Significant components of our property and equipment purchases in 2006 included the following approximate amounts: $66 million for distribution and transportation-related capital expenditures (including approximately $30 million related to our distribution center in Marion, Indiana which opened in 2006); $66 million for new stores; $50 million for the EZstore project; and $38 million for capital projects in existing stores. During 2006 we opened 537 new stores and remodeled or relocated 64 stores.

        Purchases and sales of short-term investments in 2006, which equaled net sales of $1.9 million, reflect our investment activities in tax-exempt auction rate securities as well as investing activities of our captive insurance subsidiary. Purchases of long-term investments are related to the captive insurance subsidiary.

        Significant components of our purchases of property and equipment in 2005 included the following approximate amounts: $102 million for distribution and transportation-related capital expenditures; $96 million for new stores; $47 million related to the EZstore project; $18 million for certain fixtures in existing stores; and $15 million for various systems-related capital projects. During 2005, we opened 734 new stores and relocated or remodeled 82 stores. Distribution and transportation expenditures in 2005 included costs associated with the construction of our new distribution centers in South Carolina and Indiana.

        Net sales of short-term investments in 2005 of $34.1 million primarily reflect our investment activities in tax-exempt auction rate securities. Purchases of long-term investments are related to our captive insurance subsidiary.

        Cash flows used in investing activities of $259.2 million in 2004 were also primarily related to capital expenditures. Significant components of our purchases of property and equipment in 2004 included the following approximate amounts: $101 million for distribution and transportation-related capital expenditures; $82 million for new stores; $26 million for certain fixtures in existing stores; $26 million for various systems-related capital projects; and $23 million for coolers in existing stores, which allow the stores to carry refrigerated products. During 2004, we opened 722 new stores and relocated or remodeled 80 stores. Distribution and transportation expenditures in 2004 included costs associated with the construction of our new distribution center in South Carolina as well as costs associated with the expansion of the Ardmore, Oklahoma and South Boston, Virginia distribution centers.

        Net sales of short-term investments in 2004 of $25.8 million primarily reflect our investment activities in tax-exempt auction rate securities.

        Cash flows from financing activities.    To finance the Merger, we issued long-term debt of approximately $4.2 billion and issued common stock in the amount of approximately $2.8 billion. As discussed above, we completed a cash tender offer for our 2010 Notes. Approximately 99% of the 2010 Notes were validly tendered resulting in repayments of long-term debt in the amount of $210.3 million. We had borrowings, net of repayments, of $302.0 million under our new asset-based revolving credit facility in the 39 weeks ended November 2, 2007 compared to borrowings, net of repayments, of $232.3 million during the 39 weeks ended November 3, 2006 under our previous revolving credit facility. We repurchased approximately 4.5 million shares of our common stock during the 39 weeks ended November 3, 2006 at a total cost of $79.9 million. We paid cash dividends of $15.7 million and $46.9 million on outstanding common stock during the 39 weeks ended November 3, 2006 and November 2, 2007, respectively. These uses of cash were offset by proceeds from the exercise of stock options of $41.5 million and $13.9 million, respectively, during the 39 weeks ended November 2, 2007, and November 3, 2006 respectively.

        Cash flows used in financing activities during 2006 included the repurchase of approximately 4.5 million shares of our common stock at a total cost of $79.9 million, cash dividends paid of $62.5 million on our outstanding common stock, and $14.1 million to reduce our outstanding capital lease and financing obligations. These uses of cash were partially offset by proceeds from the exercise of stock options during 2006 of $19.9 million.

        During 2005, we repurchased approximately 15.0 million shares of our common stock at a total cost of $297.6 million, paid cash dividends of $56.2 million on our outstanding common stock, and expended $14.3 million to reduce our outstanding capital lease and financing obligations. Also in 2005, we received proceeds of $14.5 million from the issuance of a tax increment financing in conjunction with the construction of our new distribution center in Indiana and proceeds from the exercise of stock options of $29.4 million.

        During 2004, we repurchased approximately 11.0 million shares of our common stock at a total cost of $209.3 million, paid cash dividends of $52.7 million on our outstanding common stock and expended $16.4 million to reduce our outstanding capital lease and financing obligations. These uses of cash were partially offset by proceeds from the exercise of stock options during 2004 of $34.1 million.

        The borrowings and repayments under the revolving credit agreement in 2006, 2005 and 2004 were primarily a result of activity associated with periodic cash needs.

        We may seek, from time to time, to retire the notes (as defined below) through cash purchases on the open market, in privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

        The following table summarizes our significant contractual obligations and commercial commitments as of August 3, 2007 (in thousands):

	Payments Due by Period
Contractual obligations
	Total	< 1 yr	1-3 yrs	3-5 yrs	> 5 yrs
Senior secured term-loan facility	$2,300,000	$—	$23,000	$46,000	$2,231,000
Senior secured asset-based revolving credit facility	300,000	—	—	—	300,000
10 5/8% Senior Notes	1,175,000	—	—	—	1,175,000
117/8/12 5/8% Senior Subordinated Notes	725,000	—	—	—	725,000
8 5/8% Senior Notes	1,677	—	1,677	—	—
Financing and capital lease obligations	66,554	7,201	6,812	2,835	49,706
Interest(a)	3,303,044	423,335	844,432	836,843	1,198,434
Self-insurance liabilities(b)	193,079	68,966	80,616	25,841	17,656
Monitoring agreement(c)	27,212	5,021	10,808	11,383	—
Operating leases(d)	1,538,721	313,012	486,599	331,551	407,559

Subtotal	$9,630,287	$817,535	$1,453,944	$1,254,453	$6,104,355

	Commitments Expiring by Period
Commercial commitments(e)
	Total	< 1 yr	1-3 yrs	3-5 yrs	> 5 yrs
Letters of credit	$159,158	$159,158	$—	$—	$—
Purchase obligations(f)	394,251	394,186	65	—	—

Subtotal	$553,409	$553,344	$65	$—	$—

Total contractual obligations and commercial commitments	$10,183,696	$1,370,879	$1,454,009	$1,254,453	$6,104,355

(a)
Represents obligations for interest payments on long-term debt, capital lease and financing obligations and includes projected interest on variable rate long-term debt based upon effective interest rates at August 3, 2007.

(b)
We retain a significant portion of the risk for our workers' compensation, employee health insurance, general liability, property loss and automobile insurance. As these obligations do not have scheduled maturities, these amounts represent undiscounted estimates based upon actuarial assumptions. Except for discounts required to be applied as part of our purchase price allocation, these amounts are reflected on an undiscounted basis in our condensed consolidated balance sheets.

(c)
We entered into a monitoring agreement, dated July 6, 2007, with affiliates of certain of the Investors pursuant to which those entities will provide management and advisory services. Such agreement has no contractual term and for purposes of this schedule is presumed to be outstanding for a period of five years.

(d)
Operating lease obligations are inclusive of amounts included in deferred rent and closed store obligations in our condensed consolidated balance sheets.

(e)
Commercial commitments include information technology license and support agreements, supplies, fixtures, letters of credit for import merchandise, and other inventory purchase obligations.

(f)
Purchase obligations include legally binding agreements for software licenses and support, supplies, fixtures, and merchandise purchases excluding such purchases subject to letters of credit.

        In July 2005, as an inducement for the Company to select Marion, Indiana as the site for construction of a new distribution center, the Economic Development Board of Marion approved a tax increment financing in the amount of $14.5 million. The principal amount of this financing is due to be repaid during fiscal years 2015 to 2035. Pursuant to this financing, proceeds from the issuance of certain revenue bonds were loaned to the Company in connection with the construction of this distribution center. The variable interest rate on this loan is based on the weekly remarketing of the bonds, which are supported by a bank letter of credit, and ranged from 4.60% to 5.43% in 2006.

        We have generated significant cash flows from operations during recent years. We had peak borrowings under the amended credit facility of $253.4 million during 2006, $100.3 million during 2005 and $73.1 million during 2004, all of which were repaid prior to February 2, 2007, February 3, 2006, and January 28, 2005, respectively.

  New Credit Facilities

        Overview.    On July 6, 2007, in connection with the Merger, we entered into two senior secured credit agreements, each with Goldman Sachs Credit Partners L.P., Citicorp Global Markets, Inc. Lehman Brothers Inc. and Wachovia Capital Markets, LLC, each as joint lead arranger and joint bookrunner (the "New Credit Facilities"). The CIT Group/Business Credit, Inc. is administrative agent under the senior secured credit agreement for the asset-based revolving credit facility and Citicorp North America, Inc. is administrative agent under the senior secured credit agreement for the term loan facility.

        The New Credit Facilities provide senior secured financing of $3.425 billion, consisting of:

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  $2.3 billion in a senior secured term loan facility; and

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  a senior secured asset-based revolving credit facility of up to $1.125 billion (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability.

        The term loan facility consists of two tranches, one of which is a "first-loss" tranche, which, in certain circumstances, is subordinated in right of payment to the other tranche of the term loan credit facility.

        Dollar General Corporation is the borrower under the term loan facility, the primary borrower under the asset-based credit facility and, in addition, certain subsidiaries of ours were designated as borrowers under this facility. The asset-based credit facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swingline loans.

        The New Credit Facilities provide that we have the right at any time to request up to $325.0 million of incremental commitments under one or more incremental term loan facilities and/or asset-based revolving credit facilities. The lenders under these facilities are not under any obligation to provide any such incremental commitments and any such addition of or increase in commitments will be subject to our not exceeding certain senior secured leverage ratios and certain other customary conditions precedent. Our ability to obtain extensions of credit under these incremental commitments will also be subject to the same conditions as extensions of credit under the New Credit Facilities.

        The amount from time to time available under the senior secured asset-based credit facility (including in respect of letters of credit) shall not exceed the sum of the tranche A borrowing base and the tranche A-1 borrowing base. The tranche A borrowing base equals the sum of (i) 85% of the net orderly liquidation value of all our eligible inventory and that of each guarantor thereunder and (ii) 90% of all our accounts receivable and credit/debit card receivables and that of each guarantor thereunder, in each case, subject to a reserve equal to the principal amount of the 2010 Notes that remain outstanding at any time and other customary reserves and eligibility criteria. An additional 10% to 12% of the net orderly liquidation value of all our eligible inventory and that of each guarantor thereunder is made available to us in the form of a "last out" tranche in respect of which we may borrow up to a maximum amount of $125.0 million. Borrowings under the asset-based credit facility will be incurred first under the last out tranche, and no borrowings will be permitted under any other tranche until the last out tranche is fully utilized. Repayments of the senior secured asset-based revolving credit facility will be applied to the last out tranche only after all other tranches have been fully paid down.

        Interest Rate and Fees.    Borrowings under the New Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The initial applicable margins for borrowings is (i) under the term loan facility, 2.75% with respect to LIBOR borrowings and 1.75% with respect to base-rate borrowings and (ii) under the asset-based revolving credit facility (except in the last out tranche described above), 1.50% with respect to LIBOR borrowings and 0.50% with respect to base-rate borrowings and for any last out borrowings, 2.25% with respect to LIBOR borrowings and 1.25% with respect to base-rate borrowings. The applicable margins for borrowings under the asset-based revolving credit facility (except for last out borrowings) are subject to adjustment each quarter based on average daily excess availability under the asset-based revolving credit facility.

        In addition to paying interest on outstanding principal under the New Credit Facilities, we are required to pay a commitment fee to the lenders under the asset-based revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.375% per annum. The commitment fee rate will be reduced (except with regard to the last out tranche) to 0.25% per annum at any time that excess availability under the asset-based revolving credit facility is equal to or less than 50% of the aggregate commitments under the asset-based revolving credit facility. We must also pay customary letter of credit fees.

        Prepayments.    The senior secured credit agreement for the term loan facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% of our annual excess cash flow (as defined in the credit agreement) commencing with the fiscal year ending on or about January 31, 2008 (which percentage will be reduced to 25% and 0% if we achieve and maintain total net leverage ratios of 6.0 to 1.0 and 5.0 to 1.0, respectively);

  •
  100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of $25.0 million in the aggregate and subject to our right to reinvest the proceeds; and

  •
  100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the senior secured credit agreement.

        The mandatory prepayments discussed above will be applied to the term loan facility as directed by the senior secured credit agreement.

        In addition, the senior secured credit agreement for the asset-based revolving credit facility requires us to prepay the asset-based revolving credit facility, subject to certain exceptions, with:

  •
  100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of revolving facility collateral (as defined below) in excess of $1.0 million in the aggregate and subject to our right to reinvest the proceeds; and

  •
  to the extent such extensions of credit exceed the then current borrowing bases (as defined in the senior secured credit agreement) for the asset-based revolving credit facility.

        We may be obligated to pay a prepayment premium on the amount repaid under the term loan facility if the term loans are voluntarily repaid in whole or in part before July 6, 2009. We may voluntarily repay outstanding loans under the asset-based revolving credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

        An event of default under the senior secured credit agreements will occur upon a change of control as defined in the senior secured credit agreements governing our New Credit Facilities. Upon an event of default, indebtedness under the New Credit Facilities may be accelerated, in which case we will be required to repay all outstanding loans plus accrued and unpaid interest and all other amounts outstanding under the New Credit Facilities.

        Letters of Credit.    $350.0 million of our asset-based revolving credit facility is available for letters of credit.

        Amortization.    Beginning September 30, 2009, we are required to repay installments on the loans under the term loan credit facility in equal quarterly principal amounts in an aggregate amount per annum equal to 1% of the total funded principal amount at July 6, 2007, with the balance payable on July 6, 2014. There is no amortization under the asset-based revolving credit facility. The entire principal amounts (if any) outstanding under the asset-based revolving credit facility are due and payable in full at maturity, on July 6, 2013, on which day the commitments thereunder will terminate.

        Guarantee and Security.    All obligations under the New Credit Facilities are unconditionally guaranteed by substantially all of our existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by us under our senior secured credit agreements as "unrestricted subsidiaries"), referred to, collectively, as U.S. Guarantors.

        All obligations and related guarantees under the term loan facility are secured by:

  •
  a second-priority security interest in all existing and after-acquired inventory, accounts receivable, and other assets arising from such inventory and accounts receivable, of the Company and each U.S. Guarantor (the "Revolving Facility Collateral"), subject to certain exceptions;

  •
  a first priority security interest in, and mortgages on, substantially all of our and each U.S. Guarantor's tangible and intangible assets (other than the Revolving Facility Collateral); and

  •
  a first-priority pledge of 100% of the capital stock held by Dollar General, or any of our domestic subsidiaries that are directly owned by us or one of the U.S. Guarantors and 65% of the voting capital stock of each of our existing and future foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors.

        All obligations and related guarantees under the asset-based revolving credit facility are secured by the Revolving Facility Collateral, subject to certain exceptions.

        Certain Covenants and Events of Default.    The senior secured credit agreements contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

  •
  incur additional indebtedness;

  •
  sell assets;

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  make investments or acquisitions;

  •
  repay or repurchase subordinated indebtedness (including the senior subordinated notes) or the senior notes;

  •
  amend material agreements governing our subordinated indebtedness (including the senior subordinated notes) or the senior notes; and

  •
  change our lines of business.

        The senior secured credit agreements also contain certain customary affirmative covenants and events of default.

        At November 2, 2007, we had $302.0 million of borrowings, $43.7 million of commercial letters of credit, and $68.8 million of standby letters of credit outstanding under our asset-based revolving credit facility.

  Notes

        On July 6, 2007, Buck issued $1,175.0 million aggregate principal amount of 10.625% senior notes due 2015 (the "senior notes") which mature on July 15, 2015 pursuant to an indenture, dated as of July 6, 2007 (the "senior indenture"), and $725 million aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017 (the "senior subordinated notes"), which mature on July 15, 2017, pursuant to an indenture, dated as of July 6, 2007 (the "senior subordinated indenture"). The senior notes and the senior subordinated notes are collectively referred to herein as the "notes." The senior indenture and the senior subordinated indenture are collectively referred to herein as the "indentures."

        Interest on the notes is payable on January 15 and July 15 of each year, commencing on January 15, 2008. Interest on the senior notes will be payable in cash. Cash interest on the senior subordinated notes will accrue at a rate of 11.875% per annum, and PIK interest (as that term is defined below) will accrue at a rate of 12.625% per annum. The initial interest payment on the senior subordinated notes will be payable in cash. For any interest period thereafter through July 15, 2011, we may elect to pay interest on the senior subordinated notes (i) in cash, (ii) by increasing the principal amount of the senior subordinated notes or issuing new senior subordinated notes ("PIK interest") or (iii) by paying interest on half of the principal amount of the senior subordinated notes in cash interest and half in PIK interest. After July 15, 2011, all interest on the senior subordinated notes will be payable in cash.

        The notes are fully and unconditionally guaranteed by each of the existing and future direct or indirect wholly owned domestic subsidiaries that guarantee the obligations under our New Credit Facilities.

        We may redeem some or all of the notes at any time at redemption prices described or set forth in the indentures.

        Change of Control.    Upon the occurrence of a change of control, which is defined in the indentures, each holder of the notes has the right to require us to repurchase some or all of such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

        Covenants.    The indentures contain covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to (subject to certain exceptions):

  •
  incur additional debt, issue disqualified stock or issue certain preferred stock;

  •
  pay dividends on or make certain distributions and other restricted payments;

  •
  create certain liens or encumbrances;

  •
  sell assets;

  •
  enter into transactions with affiliates;

  •
  make payments to us;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        Events of Default.    The indentures also provide for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable.

        Registration Rights Agreement.    On July 6, 2007, we entered into a registration rights agreement with respect to the notes. In the registration rights agreement, we agreed that we will use commercially reasonable efforts to register with the SEC new notes having substantially identical terms as the senior notes and new notes having substantially identical terms as the senior subordinated notes. Once registered, we will offer to exchange the new notes for each of the outstanding senior notes and the outstanding senior subordinated notes.

        We are required to use commercially reasonable efforts to cause the exchange offer to be completed or, if required, to have one or more shelf registration statements declared effective, within 270 days after the issue date of each of the notes.

        If we fail to meet this target, the annual interest rate on the applicable series of notes will increase by 0.25%. The annual interest rate on the applicable series of notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year over the applicable interest rate described above.

  Adjusted EBITDA

        Under the New Credit Facilities and the indentures, certain limitations and restrictions could occur if we are not able to satisfy and remain in compliance with specified financial ratios. Management believes the most significant of such ratios is the senior secured incurrence test under the New Credit Facilities. This test measures the ratio of the senior secured debt to Adjusted EBITDA. This ratio would need to be no greater than 4.25 to 1 to avoid such limitations and restrictions. As of November 2, 2007, this ratio was 3.7 to 1. Senior secured debt is defined as our total debt secured by liens or similar encumbrances less cash and cash equivalents. EBITDA is defined as income (loss) from continuing operations before cumulative effect of change in accounting principle plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted to give effect to adjustments required in calculating this covenant ratio under our New Credit Facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial performance or condition, liquidity or profitability, and should not be considered as an alternative to (1) net income, operating income or any other performance measures determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements and replacements of fixed assets.

        Our presentation of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the presentation of EBITDA and Adjusted EBITDA is appropriate to provide additional information about the calculation of this financial ratio in the New Credit Facilities. Adjusted EBITDA is a material component of this ratio. Specifically, non-compliance with the senior secured indebtedness ratio contained in our New Credit Facilities could prohibit us from being able to incur additional secured indebtedness, other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions, to make investments, to incur liens and to make certain restricted payments.

        The calculation of Adjusted EBITDA under the New Credit Facilities is as follows:

	39 Weeks Ended		12 Months Ended
(in millions)	November 2, 2007	November 3, 2006	November 2, 2007
Net income (loss)	$(68.2)	$87.9	$(18.1)
Add (subtract):
Interest income	(7.5)	(4.8)	(9.7)
Interest expense	158.8	27.0	166.7
Depreciation and amortization	170.0	149.9	220.6
Income taxes	(22.4)	55.1	4.9

EBITDA	230.7	315.1	364.4
Adjustments:
Transaction and related costs	102.6	—	102.6
Loss on debt retirement	6.2	—	6.2
Loss on interest rate swaps	2.1	—	2.1
Contingent loss on distribution center leases	12.0	—	12.0
Impact of markdowns related to inventory clearance activities, including LCM adjustments, net of purchase accounting adjustments	4.1	72.7	91.4
SG&A related to store closing and inventory clearance activities	53.8	8.7	78.2
Operating losses (cash) of stores to be closed	9.4	8.8	15.5
Hurricane Katrina insurance proceeds	—	(13.0)	—
Hurricane Katrina expenses and write-offs	—	1.4	—
Monitoring and consulting fees to affiliates	2.8	—	2.8
Stock option and restricted stock unit expense	5.8	—	5.8
Other	0.7	—	1.7

Total Adjustments	199.5	78.6	318.3

Adjusted EBITDA	$430.2	$393.7	$682.7

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

        Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates.

        Merchandise Inventories.    Merchandise inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. Under our retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales. The RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at the lower of cost or market ("LCM") if markdowns are currently taken as a reduction of the retail value of inventories.

        Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the gross profit calculation as well as the ending inventory valuation at cost. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted cost figures. Factors that can lead to distortion in the calculation of the inventory balance include:

  •
  applying the RIM to a group of products that is not fairly uniform in terms of its cost and selling price relationship and turnover;

  •
  applying the RIM to transactions over a period of time that include different rates of gross profit, such as those relating to seasonal merchandise;

  •
  inaccurate estimates of inventory shrinkage between the date of the last physical inventory at a store and the financial statement date; and

  •
  inaccurate estimates of LCM and/or LIFO reserves.

        Factors that reduce potential distortion include the use of historical experience in estimating the shrink provision, as discussed below, and the utilization of an independent statistician to assist in the LIFO sampling process and index formulation. As part of this process, we also perform an inventory-aging analysis for determining obsolete inventory. Our policy is to write down inventory to an LCM value based on various management assumptions including estimated below-cost markdowns and sales required to liquidate such aged inventory in future periods. Inventory is reviewed on a quarterly basis and adjusted as appropriate to reflect write-downs determined to be necessary.

        Factors such as slower inventory turnover due to changes in competitors' tactics, consumer preferences, consumer spending and unseasonable weather patterns, among other factors, could cause excess inventory requiring greater than estimated markdowns to entice consumer purchases, resulting in an unfavorable impact on our consolidated financial statements. Sales shortfalls due to the above factors could cause reduced purchases from vendors and associated vendor allowances that would also result in an unfavorable impact on our consolidated financial statements.

        We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales at each retail store, at a department level, and is determined by dividing the book-to-physical inventory adjustments recorded during the previous twelve months by the related sales for the same period for each store. To the extent that subsequent physical inventories yield different results than this estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting the estimated results to the actual results. Although we perform physical inventories in virtually all of our stores on an annual basis, the same stores do not necessarily get counted in the same reporting periods from year to year, which could impact comparability in a given reporting period.

        Goodwill and Indefinite-Lived Intangible Assets.    Under SFAS 142, "Goodwill and Other Intangible Assets", we are required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. Significant judgments required in this testing process include projecting future cash flows, determining appropriate discount rates and other assumptions. Projections are based on management's best estimate given recent financial performance, market trends, strategic plans and other available information. Changes in these estimates and assumptions could materially affect the determination of fair value or impairment. Future indicators of impairment could result in an asset impairment charge.

        Purchase Accounting.    The Merger was accounted for as a reverse acquisition in accordance with the purchase accounting provisions of SFAS 141, "Business Combinations," under which our assets and liabilities have been accounted for at their estimated fair values as of the date of the Merger. The aggregate purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed, based upon a preliminary assessment of their relative fair values as of the date of the Merger. The preliminary allocation of the purchase price is subject to the finalization of certain fair values including certain assets being evaluated through appraisals, the final allocation of financing and other costs associated with the Merger, and other items. These estimates of fair values of assets, the allocation of the purchase price and other factors related to the accounting for the Merger are subject to significant judgments and the use of estimates.

        Property and Equipment.    Property and equipment are recorded at cost. We group our assets into relatively homogeneous classes and generally provide for depreciation on a straight-line basis over the estimated average useful life of each asset class, except for leasehold improvements, which are amortized over the shorter of the applicable lease term or the estimated useful life of the asset. Certain store and warehouse fixtures, when fully depreciated, are removed from the cost and related accumulated depreciation and amortization accounts. The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates.

        Impairment of Long-lived Assets.    We review the carrying value of all long-lived assets for impairment on an annual basis or more frequently whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment stores open more than two years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based primarily upon future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value.

        Insurance Liabilities.    We retain a significant portion of the risk for our workers' compensation, employee health insurance, general liability, property loss and automobile coverage. These costs are significant primarily due to the large employee base and number of stores. At the date of the Merger this liability was discounted to reflect purchase accounting. Subsequent to the Merger, provisions are made to this insurance liability on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed using actuarial methodologies based on historical claim trends. If future claim trends deviate from recent historical patterns, we may be required to record additional expenses or expense reductions, which could be material to our future financial results.

        Contingent Liabilities—Income Taxes.    Income tax reserves are determined using the methodology established by the Financial Accounting Standards Board ("FASB") Interpretation 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109 ("FIN 48"). FIN 48, which we adopted as of February 3, 2007, requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If our determinations and estimates prove to be inaccurate, the resulting adjustments could be material to our future financial results.

        Contingent Liabilities—Legal Matters.    We are subject to legal, regulatory and other proceedings and claims. We establish liabilities as appropriate for these claims and proceedings based upon the probability and estimability of losses and to fairly present, in conjunction with the disclosures of these matters in our financial statements, management's view of our exposure. We review outstanding claims and proceedings with external counsel to assess probability and estimates of loss. We re-evaluate these assessments each quarter or as new and significant information becomes available to determine whether a liability should be established or if any existing liability should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded liability. In addition, because it is not permissible under GAAP to establish a litigation liability until the loss is both probable and estimable, in some cases there may be insufficient time to establish a liability prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement). See Note 8 to the consolidated financial statements for the year ended February 2, 2007 and Note 7 to the unaudited condensed consolidated financial statements for the period ended November 2, 2007, included in this prospectus.

        Lease Accounting and Excess Facilities.    The majority of our stores are subject to short-term leases (usually with initial or primary terms of 3 to 5 years) with multiple renewal options when available. We also have stores subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of between 7 and 10 years with multiple renewal options. Approximately half of our stores have provisions for contingent rentals based upon a percentage of defined sales volume. We recognize contingent rental expense when the achievement of specified sales targets is considered probable. We recognize rent expense over the term of the lease. We record minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that we take physical possession of the property from the landlord, which normally includes a period prior to store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. We also receive tenant allowances, which we record as deferred incentive rent and amortize as a reduction to rent expense over the term of the lease. We reflect as a liability any difference between the calculated expense and the amounts actually paid. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

        For store closures, excluding those associated with a business combination, where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close underperforming stores. Liabilities are established at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

        Share-Based Payments.    Our share-based stock option awards are valued on an individual grant basis using the Black-Scholes-Merton closed form option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the valuation of stock options, which affects compensation expense related to these options. These assumptions include the term that the options are expected to be outstanding, an estimate of the volatility of our stock price (which is based on a peer group of publicly traded companies), applicable interest rates and the dividend yield of our stock. Other factors involving judgments that affect the expensing of share-based payments include estimated forfeiture rates of share-based awards. If our estimates differ materially from actual experience, we may be required to record additional expense or reductions of expense, which could be material to our future financial results.

  Adoption of Accounting Standards

        Prior to February 4, 2006, we accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"). Because stock options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, employee compensation cost related to stock options generally was not reflected in our results of operations prior to the adoption of SFAS 123(R), "Share-Based Payment." The Compensation Committee of our Board of Directors took action to accelerate the vesting, effective February 3, 2006, of most of our outstanding stock options granted prior to January 24, 2006. The Compensation Committee took this action primarily to reduce non-cash compensation expense to be recorded in future periods under the provisions of SFAS 123(R). However, the Committee also believed this decision benefited employees.

        Effective February 4, 2006, we adopted SFAS 123(R) using the modified-prospective-transition method and began recognizing compensation expense for our share-based payments based on the fair value of the awards on the grant date. For the year ended February 2, 2007, the adoption of the fair value method of SFAS 123(R) resulted in additional share-based compensation expense (a component of SG&A expense) and a corresponding decrease in income before income taxes of $3.6 million, and a decrease in net income of $2.2 million.

        We estimate the fair value of stock options using the Black-Scholes-Merton option pricing model for all option grants. We estimate the expected term using a computation based on an assumption that outstanding options will be exercised approximately halfway through their contractual term, taking into consideration such factors as grant date, expiration date, weighted-average time-to-vest, actual exercises and post-vesting cancellations. We calculate volatility assumptions using actual historical changes in the market value of the stock and implied volatility based upon traded options, weighted equally. We believe that this methodology provides the best indicator of future volatility.

        We adopted the provisions of FIN 48 effective February 3, 2007. The adoption resulted in an $8.9 million decrease in retained earnings and a reclassification of certain amounts between deferred income taxes and other noncurrent liabilities to conform to the balance sheet presentation requirements of FIN 48. As of the date of adoption, the total reserve for uncertain tax benefits was $77.9 million. This reserve excludes the federal income tax benefit for the uncertain tax positions related to state income taxes; which is now included in deferred tax assets. As a result of the adoption of FIN 48, the reserve for interest expense related to income taxes was increased to $15.3 million and a reserve for potential penalties of $1.9 million related to uncertain income tax positions was recorded. As of the date of adoption, approximately $27.1 million of the reserve for uncertain tax positions would impact our effective income tax rate if we were to recognize the tax benefit for these positions.

        Subsequent to the adoption of FIN 48, we elected to record income tax related interest and penalties as a component of the provision for income tax expense.

        In December 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations." The new standard establishes the requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest (formerly minority interest) in an acquired; provides updated requirements for recognition and measurement of goodwill acquired in a business combination or a gain from a bargain purchase, and provides updated disclosure requirement to enable users of financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not allowed. No determination has yet been made regarding the potential impact of this Statement on the Company's financial statements.

        In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also requires expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances for financial assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. For non-financial assets and liabilities, the effective date has been delayed to fiscal years beginning after November 15, 2008. We currently expect to adopt SFAS 157 during our 2008 and 2009 fiscal years as appropriate. No determination has yet been made regarding the potential impact of this standard on our financial statements.

        In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We currently plan to adopt SFAS 159 during our 2008 fiscal year. No determination has yet been made regarding the potential impact of this standard on the Company's financial statements.

Quantitative and Qualitative Disclosures About Market Risk

  Financial Risk Management

        We are exposed to market risk primarily from adverse changes in interest rates. To minimize this risk, we may periodically use financial instruments, including derivatives. As a matter of policy, we do not buy or sell financial instruments for speculative or trading purposes and all financial instrument transactions must be authorized and executed pursuant to approval by the Board of Directors. All financial instrument positions taken by us are intended to be used to reduce risk by hedging an underlying economic exposure. Because of high correlation between the financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure. The financial instruments we use are straightforward instruments with liquid markets.

  Interest Rate Risk

        We are subject to interest rate market risk in connection with our long-term debt. Our principal interest rate exposure relates to outstanding amounts under our New Credit Facilities. Our New Credit Facilities provide for variable rate borrowings of up to $3,425.0 million including availability of $1,125.0 million under our senior secured asset-based revolving credit facility, subject to the borrowing base. Assuming our New Credit Facilities are fully drawn (and without giving effect to the interest rate swap described below), each one-eighth percentage point increase or decrease in the applicable interest rates would correspondingly change our interest expense by approximately $4.3 million per year.

        In order to mitigate the variable rate interest exposure under the New Credit Facilities, we entered into interest rate swaps with affiliates of Goldman, Sachs & Co., Lehman Brothers Inc. and Wachovia Capital Markets, LLC. Pursuant to the swaps, which became effective on July 31, 2007, we swapped three month LIBOR rates for fixed interest rates of 4.93% on a notional amount of $2,000.0 million which will amortize on a quarterly basis until maturity at July 31, 2012. At November 2, 2007, the notional amount was $1,890.0 million.

        The interest rate swaps will be accounted for in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (collectively, "SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized as either assets or liabilities at fair value. Beginning October 12, 2007, we account for the swaps as cash flow hedges and record the effective portion of changes in fair value of the swaps within accumulated other comprehensive income.

BUSINESS

Our Company

        We are the largest discount retailer in the United States by number of stores, with 8,210 stores located in 35 states, primarily in the southern, southwestern, midwestern and eastern United States, as of January 4, 2008. We serve a broad customer base and offer a focused assortment of everyday items, including basic consumable merchandise and other home, apparel and seasonal products. A majority of our products are priced at $10 or less and approximately 30% of our products are priced at $1 or less. In 2006, our average customer purchase was $9.31.

        We offer a compelling value proposition for our customers based on convenient store locations, easy in and out shopping and highly competitive prices. We believe our combination of value and convenience distinguishes us from other discount, convenience and drugstore retailers, who typically focus on either value or convenience. Our business model is focused on strong and sustainable sales growth, attractive margins and limited maintenance capital expenditure and working capital needs, which result in significant cash flow from operation (before interest).

        We expanded rapidly in recent years, increasing our total number of stores from 5,540 as of February 1, 2002 to 8,229 as of February 2, 2007 (representing an 8.2% compound annual growth rate, or CAGR). Over the same period, we grew our net sales from $5.3 billion to $9.2 billion (representing a 11.5% CAGR), driven by growth in number of stores as well as a five-year average same store sales growth of 3.7%. For the 39 week period ended November 2, 2007, we generated net sales of $6.9 billion, an increase of 4.8% over the same period in the prior year, including a same-store sales increase of 2.8%. We have temporarily decelerated our new store growth rate to enable us to focus on improving the performance of existing stores, including remodeling or relocating a number of stores to improve productivity and enhance the shopping experience for our customers.

Stores

        The traditional Dollar General® store has, on average, approximately 6,900 square feet of selling space and generally serves customers who live within five miles of the store. Of our 8,210 stores as of January 4, 2008, more than half serve communities with populations of 20,000 or less. We believe that our target customers prefer the convenience of a small, neighborhood store with a focused merchandise assortment at value prices.

        We aggressively manage our overhead cost structure and typically seek to locate stores in neighborhoods where rental and operating costs are relatively low. Our stores typically have low fixed costs, with lean staffing of usually two to three employees in the store at any time. In 2005 and 2006, we implemented "EZstore™", our initiative designed to improve inventory flow from our distribution centers, or DCs, to consumers. EZstore has allowed us to reallocate store labor hours to more customer-focused activities, improving the work content in our stores.

        We also attempt to control operating costs by implementing new technology when feasible, including improvements in recent years to our store labor scheduling and store replenishment systems in addition to other improvements to our supply chain and warehousing systems.

Merchandise

        Our merchandise strategy combines a low-cost operating structure with a focused assortment of products that allows us to offer our customers a compelling value proposition, consisting of quality merchandise at competitive prices. We believe our merchandising strategy generates frequent repeat customer purchases and our focused merchandise assortment encourages customers to shop at Dollar General stores for their everyday household needs. We separate our merchandise into the following four categories for reporting purposes: highly consumable, seasonal, home products and basic clothing. Highly consumable consists of packaged food, candy, snacks and refrigerated products, health and beauty aids, home cleaning supplies and pet supplies; seasonal consists of seasonal and other holiday-related items, toys, stationery and hardware; and home products consists of housewares and domestics.

        We maintain approximately 4,900 core stock-keeping units, or SKUs, per store and an additional 8,000 non-core SKUs that get rotated in and out of the store over the course of a typical year. The percentage of net sales of each of our four categories of merchandise for the period indicated below was as follows:

	2006	2005	2004
Highly consumable	65.7%	65.3%	63.0%
Seasonal	16.4%	15.7%	16.5%
Home products	10.0%	10.6%	11.5%
Basic clothing	7.9%	8.4%	9.0%

        Our home products and seasonal categories typically account for the highest gross profit margin; and the highly consumable category typically accounts for the lowest gross profit margin.

        We purchase our merchandise from a wide variety of suppliers. Approximately 11% of our purchases in 2006 were from The Procter & Gamble Company. Our next largest supplier accounted for approximately 5% of our purchases in 2006. We directly imported approximately 9% of our purchases at cost in 2006.

Customers

        We serve the basic consumable, household, apparel and seasonal needs of customers, primarily in rural and small markets. According to AC Nielsen's 2006 Homescan® data, in 2006 approximately 41% of our customers had household gross income of less than $30,000 per year. We are also increasingly focused on serving higher income customers and estimate that, in 2006, approximately 38% of our customers were from households with $30,000 to $70,000 of annual income. Our merchandising and operating strategies are primarily designed to meet the needs of these consumers. Approximately 21% of our customers were from households with annual income greater than $70,000.

Recent Strategic Initiatives

        In 2006, we launched strategic initiatives aimed at improving our merchandising and real estate strategies, which we refer to collectively as "Project Alpha." Project Alpha was based upon a comprehensive analysis of the performance of each of our stores and the impact of our inventory model on our ability to effectively serve our customers.

        Our merchandising initiative is meant to move away from our traditional inventory packaway model, where unsold inventory items were stored on-site and returned to the sales floor to be sold the next year, year after year, until the items were eventually sold, damaged or discarded. Our initiative is an attempt to better meet our customers' needs and to ensure an appealing, fresh merchandise selection. With few exceptions, we plan to eliminate through end-of-season and other markdowns existing seasonal, home products and basic clothing packaway merchandise by the end of fiscal 2007. With the exception of certain holiday seasonal and winter apparel items, substantially all of the inventory targeted by this initiative had been sold or eliminated as of November 2, 2007. In addition, in fiscal 2007, we started taking end-of-season markdowns on current-year non-replenishable merchandise, allowing for increased levels of newer, current-season merchandise. We believe this strategy change will enhance the appearance of our stores and will positively impact customer satisfaction as well as the store employees' ability to manage stores, ultimately resulting in higher sales, increased gross profit margins, lower employee turnover, and decreased inventory shrink and damages. We also expect that this improved inventory management will result in more appropriate per store inventory levels.

        In 2006, we also initiated a new store layout that we believe will further drive sales growth and margin enhancement through an improved merchandising mix. The new layout was launched in a test mode in early 2006, was improved during the year, and became our standard new and remodeled store format by the end of 2006. As a result of the opening of new stores and the re-formatting of a limited number of existing stores, there were 906 stores operating in this new format as of January 4, 2008. The results have been encouraging, as we have seen additional sales from these new and remodeled stores, including an increased mix of higher margin goods. Additionally, improved merchandise adjacencies and wider, more open aisles have enhanced the overall guest shopping experience.

        We also initiated significant improvements to our real estate practices beginning in 2006. We are fully integrating the functions of site selection, lease renewals, relocations, remodels and store closings and have defined and are implementing rigorous analytical processes for decision-making in those areas. We continue to analyze our real estate performance and to look for ways to further refine and improve our practices. As a first step in our initiative to revitalize our store base, we performed a comprehensive real estate review resulting in the identification of approximately 400 underperforming stores, all of which we closed before the end of our second fiscal quarter of 2007. Additionally, in connection with the Transactions, management has approved a plan to close an additional 60 stores prior to February 1, 2008. These closings are in addition to stores that are typically closed in the normal course of business, which over the last 10 years constituted approximately 1% to 2% of our store base per year. We do not currently expect any additional closures beyond those to be closed in the normal course of business; although, as part of our ongoing real estate practices, we will continue to evaluate our store base for underperforming stores. We have also decelerated our new store growth rate to enable us to focus on improving the performance of existing stores, including remodeling or relocating a number of stores to improve productivity and enhance the shopping experience for our customers. We expect that the completion of Project Alpha will result in a more productive store base.

Our Industry

        We compete in the deep discount segment of the U.S. retail industry. Excluding supercenters (e.g., Wal-Mart), this segment generates approximately $43 billion in sales per year and grew at a 10.2% CAGR between 2000 and 2005. Our competitors are both traditional "dollar stores", as well as other retailers offering discounted convenience items (e.g., Walgreens and CVS). The "dollar store" sector differentiates itself from other forms of retailing in the deep discount segment by offering consistently low prices in a convenient, small-store format. Unlike other formats that have suffered with the rise of Wal-Mart and other discount supercenters, the "dollar store" sector has grown despite the presence of the discount supercenters.

        We believe it is our substantial convenience advantage, at prices comparable to those of supercenters, that allows Dollar General to compete so effectively. As such, Dollar General stores have performed well in the presence of increased competition from Wal-Mart and drugstores. Based on a sample of markets that had relatively high concentrations of Wal-Mart stores, Dollar General stores typically had a higher net sales per square foot and operating profit compared to its stores in markets with lower concentrations of Wal-Mart Stores. Similarly, Dollar General stores in a sample of markets that had relatively high concentrations of CVS stores were more productive on net sales per square foot and operating profit bases while maintaining similar operating margins.

        We believe that there is considerable room for growth in the "dollar store" sector. According to AC Nielsen and Retail Forward, "dollar stores" have been able to increase their penetration across all income brackets in the last 6 years. Though traditional "dollar stores" have high customer penetration, the sector as a whole accounts for only approximately 1.4% of total consumer product goods spending, which we believe leaves ample room for growth. Our merchandising initiatives are aimed at increasing our stores' share of customer spending.

Our Competitive Strengths

        Market Leader in an Attractive Sector with a Growing Customer Base.    We are the largest discount retailer in the U.S. by number of stores, with 8,210 stores in 35 states as of January 4, 2008. We are the largest player in the U.S. small box deep discount segment, with an approximate 21% market share, almost 1.5 times that of our nearest competitor. We believe we are well positioned to further increase our market share as we continue to execute our business strategy and implement our operational initiatives. Our target customers include the approximately 70% of U.S. individuals who earn less than $50,000 per year. According to Neilsen Media Research, in 2006, approximately 65% of households shopped at least once at a discount store (up from 59% in 2001).

        Consistent Sales Growth and Strong Cash Flow Generation.    For over 15 consecutive years, Dollar General has experienced positive annual same store sales growth. Approximately two-thirds of our net sales come from the sale of consumable products, which are less susceptible to economic pressures (such as increased fuel costs and unemployment), with the remaining one-third comprised mainly of basic clothing, seasonal and home products which are subject to little trend or fashion risk. We have a low cost operating model with attractive operating margins, low capital expenditures (approximately 2% of net sales for the 39 weeks ended November 2, 2007) and low working capital needs, resulting in generation of significant cash flow from operations (before interest).

        Differentiated Value Proposition.    Our ability to deliver highly competitive prices in a convenient location and shopping format provides our customers with a compelling shopping experience and distinguishes us from other discount retailers, as well as convenience and drugstore retailers.

        Compelling Unit Economics.    The traditional Dollar General store size, design and location requires initial capital investment and low maintenance capital expenditures, which when combined with strong average unit volumes, or AUV, provides for a quick recovery of store start-up costs. In fiscal 2006, our traditional stores that were open for the entire period had an AUV of $1,115,477 and an average investment in inventory and fixtures of approximately $250,000. The ability of our stores to generate strong cash flows with minimal investment results in a short payback period.

        Efficient Supply Chain.    We believe our distribution network is an integral component of our efforts to reduce transportation expenses and effectively support our growth. In recent years, we have made significant investments in technological improvements and upgrades which have increased our efficiency and capacity to support store growth.

        Experienced and Motivated Management Team.    In January 2008, we hired experienced retailer Richard Dreiling to serve as our Chief Executive Officer. In addition, over the past two years we have strengthened our management team with the hiring of David Beré, our President and Chief Operating Officer, and Beryl Buley, our Division President, Merchandising, Marketing & Supply Chain, and replaced a majority of our senior merchandising and real estate teams. Our leadership team has significant experience and is balanced between industry and Dollar General veterans. In connection with the Transactions, we entered into agreements with certain members of management pursuant to which they elected to invest in Dollar General in an aggregate amount of approximately $10.4 million, including $3.2 million in rollover equity. See "The Transactions."

Our Business Strategy

        Our mission is "Serving Others." To carry out this mission, we have developed a business strategy of providing our customers with a focused assortment of attractively priced merchandise in a convenient, small-store format. We believe this strategy will expand our leadership position within the deep discount segment of the retail U.S. industry while increasing our profitability and maximizing our cash flows.

        Continue to Deliver Value to Our Customers.    Our ability to deliver highly competitive prices in a convenient shopping format provides our customers with a compelling shopping experience and distinguishes us from other discount retailers, as well as convenience and drugstore retailers. We plan to continue to improve on this value proposition to our customers by implementing operational improvements as described herein that will further enhance our business model.

        Drive Financial Performance through Operating Improvements.    After a period of rapid store growth in the mid to late 1990s and early 2000s and the transition from a close-out retailer, we are now increasingly focused on growing profitability and in the early stages of implementing certain targeted retail practices which are expected to have a substantial impact on our gross profit margins, sales productivity and capital efficiency.

        We are in the early stages of implementing the following targeted retail practices, which we expect will positively impact our gross profit, sales productivity and capital efficiency:

  •
  Better merchandising and category management,

  •
  Improving our real estate processes,

  •
  Refining our existing pricing strategy,

  •
  Increasing direct foreign sourcing,

  •
  Improving our private label offering, and

  •
  Improving distribution and transportation logistics.

        We also have specific processes designed to continue to improve the customers' experience in our stores, retain store managers and reduce inventory shrink.

        Pursue Measured Store Growth.    While our operational initiatives are focused on increasing our store productivity and profitability and decreasing near term store openings, we believe there are significant opportunities for additional longer term store growth within our existing footprint as well as in new markets. Given our customer demographics and current market penetration, we expect a majority of our new stores to be opened within our existing markets, taking advantage of our local brand awareness while maximizing operating efficiencies.

Seasonality

        Our business is modestly seasonal in nature. We expect to continue to experience seasonal fluctuations, with a larger percentage of our net sales and operating income being realized in the fourth quarter. In addition, our quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as the timing of certain holidays. We purchase substantial amounts of inventory in the third quarter and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during the fourth quarter. In addition, we carry merchandise during our fourth quarter that we do not carry during the rest of the year, such as gift sets, holiday decorations, certain baking items, and a broader assortment of toys and candy.

        The following table reflects the seasonality of net sales, gross profit, and net income (loss) by quarter for each of the quarters of the current fiscal year as well as each of the quarters of the two most recent fiscal years. All of the quarters reflected below are comprised of 13 weeks with the exception of the fourth quarter of our fiscal year ended February 3, 2006, which was comprised of 14 weeks.

(in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ending February 1, 2008(a)
Net sales	$2,275.3	$2,347.6	$2,312.8
Gross profit(b)	633.1	623.2	646.8
Net income (loss)(b)	34.9	(70.1)	(33.0)
Year Ended February 2, 2007
Net sales	2,151.4	2,251.1	2,213.4	$2,554.0
Gross profit(b)	584.3	611.5	526.4	646.0
Net income (loss)(b)	47.7	45.5	(5.3)	50.1
Year Ended February 3, 2006
Net sales	1,977.8	2,066.0	2,057.9	2,480.5
Gross profit	563.3	591.5	579.0	730.9
Net income	64.9	75.6	64.4	145.3

(a)
For comparison purposes, the 2nd quarter includes the results of operations for Buck Acquisition Corp. for the period prior to its merger with and into Dollar General Corporation from March 6, 2007 (its formation) through July 7, 2007 (reflecting the change in fair value of interest rate swaps), and the 2nd quarter pre-merger and post-merger results of Dollar General Corporation for the period from May 5, 2007 through August 3, 2007. We believe this presentation provides a more meaningful understanding of the underlying business.

(b)
Results for the 3rd and 4th quarters of 2006 and the 1st, 2nd, and 3rd quarters of 2007 reflect the impact of Recent Strategic Initiatives as discussed in further detail in "Management's Discussion and Analysis of Results of Operations and Financial Condition".

The Dollar General® Store

        The typical Dollar General store is operated by a manager, an assistant manager and two or more sales clerks.

        Approximately 48% of our stores are located in strip shopping centers, 50% are in freestanding buildings and 2% are in downtown buildings. We generally have not encountered difficulty locating suitable store sites in the past, and management does not currently anticipate experiencing material difficulty in finding future suitable locations.

        Our recent store growth is summarized in the following table:

Year	Stores at Beginning Year	Stores Opened	Stores Closed		Net Store Increase (Decrease)	Stores at End of Year
2004	6,700	722	102		620	7,320
2005	7,320	734	125	(a)	609	7,929
2006	7,929	537	237	(b)	300	8,229
2007 (39 weeks)	8,229	323	348	(b)	(25)	8,204

(a)
Includes 41 stores closed as a result of hurricane damage.

(b)
Includes 128 stores in 2006 and 275 stores in 2007 closed as a result of certain recent strategic initiatives

Employees

        As of January 4, 2008, we employed approximately 68,400 full-time and part-time employees, including divisional and regional managers, district managers, store managers, and distribution center and administrative personnel. Management believes our relationship with our employees is generally good, and we currently are not a party to any collective bargaining agreements.

Competition

        We operate in the discount retail merchandise business, which is highly competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, and customer service. We compete with discount stores and with many other retailers, including mass merchandise, grocery, drug, convenience, variety and other specialty stores. These other retail companies operate stores in many of the areas where we operate and many of them engage in extensive advertising and marketing efforts. Our direct competitors in the dollar store retail category include Family Dollar, Dollar Tree, Fred's, 99 Cents Only and various local, independent operators. Competitors from other retail categories include Wal-Mart and Walgreens, among others. Certain of our competitors have greater financial, distribution, marketing and other resources than we do.

        The dollar store category differentiates itself from other forms of retailing by offering consistently low prices in a convenient, small-store format. We believe that our prices are competitive due in part to our low cost operating structure and the relatively limited assortment of products offered. Historically, we have minimized labor by offering fewer price points and a reliance on simple merchandise presentation. We attempt to locate primarily in second-tier locations, either in small towns or in the neighborhoods of more densely populated areas where occupancy expenses are relatively low. We maintain strong purchasing power due to our leadership position in the dollar store retail category and our focused assortment of merchandise.

Trademarks

        Through our subsidiary, Dollar General Merchandising, Inc., we own marks that are registered with the United States Patent and Trademark Office including the trademarks Dollar General®, Dollar General Market®, Clover Valley®, American Value®, DG Guarantee® and the Dollar General price point designs, along with certain other trademarks. We attempt to obtain registration of our trademarks whenever practicable and to pursue vigorously any infringement of those marks. Our trademarks have various expirations dates; however, assuming that the trademarks are properly renewed, they have a perpetual duration.

Legal Proceedings

        On August 7, 2006, a lawsuit entitled Cynthia Richter, et al. v. Dolgencorp, Inc., et al. was filed in the United States District Court for the Northern District of Alabama (Case No. 7:06-cv-01537-LSC) ("Richter") in which the plaintiff alleges that she and other current and former Dollar General store managers were improperly classified as exempt executive employees under the FLSA and seeks to recover overtime pay, liquidated damages, and attorneys' fees and costs. On August 15, 2006, the Richter plaintiff filed a motion in which she asked the court to certify a nationwide class of current and former store managers. We opposed the plaintiff's motion. On March 23, 2007, the court conditionally certified a nationwide class of individuals who worked for Dollar General as store managers since August 7, 2003. The number of persons who will be included in the class has not been determined, and the court has not approved the Notice that will be sent to the class.

        On May 30, 2007, the court stayed all proceedings in the case, including the sending of the Notice, to evaluate, among other things, an appeal in the Eleventh Circuit involving claims similar to those raised in this action. That stay has been extended through March 31, 2008. During the stay, the statute of limitations will be tolled for potential class members. At its conclusion, the Court will determine whether to extend the stay or to permit this action to proceed. If the Court ultimately permits Notice to issue, we will have an opportunity at the close of the discovery period to seek decertification of the class, and we expect to file such a motion.

        We believe that our store managers are and have been properly classified as exempt employees under the FLSA and that this action is not appropriate for collective action treatment. We intend to vigorously defend this action. However, at this time, it is not possible to predict whether the court will permit this action to proceed collectively, and no assurances can be given that we will be successful in the defense on the merits or otherwise. If we are not successful in our efforts to defend this action, the resolution could have a material adverse effect on our financial statements as a whole.

        On May 18, 2006, we were served with a lawsuit entitled Tammy Brickey, Becky Norman, Rose Rochow, Sandra Cogswell and Melinda Sappington v. Dolgencorp, Inc. and Dollar General Corporation (Western District of New York, Case No. 6:06-cv-06084-DGL, originally filed on February 9, 2006 and amended on May 12, 2006 ("Brickey")). The Brickey plaintiffs seek to proceed collectively under the FLSA and as a class under New York, Ohio, Maryland and North Carolina wage and hour statutes on behalf of, among others, individuals we employed as assistant store managers who claim to be owed wages (including overtime wages) under those statutes. At this time, it is not possible to predict whether the court will permit this action to proceed collectively or as a class. However, we believe that this action is not appropriate for either collective or class treatment and that our wage and hour policies and practices comply with both federal and state law. We plan to vigorously defend this action; however, no assurances can be given that we will be successful in the defense on the merits or otherwise, and, if we are not, the resolution of this action could have a material adverse effect on our financial statements as a whole.

        On March 7, 2006, a complaint was filed in the United States District Court for the Northern District of Alabama (Janet Calvert v. Dolgencorp, Inc., Case No. 2:06-cv-00465-VEH ("Calvert")), in which the plaintiff, a former store manager, alleged that she was paid less than male store managers because of her sex, in violation of the Equal Pay Act and Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). On March 9, 2006, the Calvert complaint was amended to include seven additional plaintiffs, who also allege to have been paid less than males because of their sex, and to add allegations of sex discrimination in promotional opportunities and undefined terms and conditions of employment. The amended Calvert complaint also alleged that the Company's employment practices disparately impacted females. However, the Court subsequently struck those allegations. The amended Calvert complaint seeks to proceed collectively under the Equal Pay Act and as a class under Title VII, and requests back wages, injunctive and declaratory relief, liquidated damages, punitive damages and attorney's fees and costs.

        On July 9, 2007, the plaintiffs filed a motion in which they asked the court to approve the issuance of notice to a class of current and former female store managers under the Equal Pay Act. We opposed plaintiffs' motion. On November 30, 2007, the court conditionally certified a nationwide class of females under the Equal Pay Act who worked for Dollar General as store managers between November 30, 2004 and November 30, 2007. Notice issued on January 11, 2008, and persons to whom the Notice is sent will be required to opt into the suit on or before March 11, 2008. We will have an opportunity at the close of the discovery period to seek decertification of the Equal Pay Act class, and we expect to file such motion.

        At this time, it is not possible to predict whether the court ultimately will permit Calvert to proceed collectively under the Equal Pay Act or as a class under the Title VII. However, we believe that the case is not appropriate for class or collective treatment and that our policies and practices comply with the Equal Pay Act and Title VII. We intend to vigorously defend the action; however, no assurances can be given that we will be successful in the defense on the merits or otherwise. If we are not successful in defending the Calvert action, its resolution could have a material adverse effect on our financial statements as a whole.

        On November 9, 2007, we were served with an action entitled Sheneica Nunn, et al. v. Dollar General Corporation, et al. (Circuit Court for Dane County, Wisconsin, Case No. 07CV4178) in which the plaintiff, on behalf of herself and a putative class of African-American applicants, alleges that our criminal background check process disparately impacts African-Americans in violation of Title VII of the Civil Rights Act of 1964, as amended, and the Wisconsin Fair Employment Act. We have removed the case to federal court, and it currently is pending in the United States District Court for the Western District of Wisconsin. At this time, it is not possible to predict whether the court will permit this action to proceed as a class under either Title VII or the Wisconsin statute. However, we believe that this action is not appropriate for class treatment and that our background check policies and practices comply with both federal and state law. We plan to vigorously defend this action; however, no assurances can be given that we will be successful in the defense on the merits or otherwise, and, if we are not, the resolution of this action could have a material adverse effect on our financial statements as a whole.

        On September 8, 2005, we received a request for information from the Environmental Protection Agency (EPA) with respect to Krazy String, a product that was offered for sale in our stores. The EPA asserted that Krazy String contained an aerosol that included an ozone depleting substance in violation of the Clean Air Act. On July 12, 2006, we agreed to an Administrative Compliance Order requiring the destruction of the Krazy String remaining in inventory. After advising us that it was considering imposing a penalty in connection with Krazy String, on February 5, 2007, the EPA proposed a penalty of approximately $800,000. We believed that amount to be excessive under applicable EPA policies. After additional discussions with the EPA, we and the EPA agreed on January 17, 2008 to resolve this matter through our payment of a $155,826 penalty. We expect to pay this penalty no later than February 22, 2008.

        Subsequent to the announcement of the Merger Agreement, we and our directors were named in seven putative class actions alleging claims for breach of fiduciary duty arising out of our proposed sale to KKR. Each of the complaints alleged, among other things, that our directors engaged in "self-dealing" by agreeing to recommend the transaction to our shareholders and that the consideration available to our shareholders in the transaction is unfairly low. On motion of the plaintiffs, each of these cases was transferred to the Sixth Circuit Court for Davidson County, Twentieth Judicial District, at Nashville. By order dated April 26, 2007, the seven lawsuits were consolidated in the court under the caption, "In re: Dollar General," Case No. 07MD-1. On June 13, 2007, the court denied the Plaintiffs' motion for a temporary injunction to block the shareholder vote that was then held on June 21, 2007. On June 22, 2007, the Plaintiffs filed their amended complaint making claims substantially similar to those outlined above. We believe that the foregoing lawsuit is without merit and intend to defend the action vigorously; however, if we are not successful in defending such matter, its resolution could have a material adverse effect on our financial statements as a whole.

        From time to time, we are a party to various other legal actions involving claims incidental to the conduct of our business, including actions by employees, consumers, suppliers, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation, including under federal and state employment laws and wage and hour laws. We believe, based upon information currently available, that such other litigation and claims, both individually and in the aggregate, will be resolved without a material adverse effect on our financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on our results of operations or financial position. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial position or may negatively affect our operating results if changes to our business operation are required.

Properties

        As of January 4, 2008, we operated 8,210 retail stores located in 35 states as follows:

State	Number of Stores	State	Number of Stores
Alabama	444	Nebraska	81
Arizona	49	New Jersey	22
Arkansas	224	New Mexico	42
Colorado	19	New York	225
Delaware	24	North Carolina	463
Florida	415	Ohio	461
Georgia	464	Oklahoma	271
Illinois	307	Pennsylvania	393
Indiana	301	South Carolina	315
Iowa	170	South Dakota	12
Kansas	144	Tennessee	402
Kentucky	300	Texas	968
Louisiana	325	Utah	9
Maryland	57	Vermont	3
Michigan	240	Virginia	244
Minnesota	16	West Virginia	147
Mississippi	257	Wisconsin	87
Missouri	309

        Most of our stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. The majority of our leases are relatively low-cost, short-term leases (usually with initial or primary terms of three to five years) often with multiple renewal options. We also have stores subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of between 7 and 10 years with multiple renewal options. In recent years, an increasing percentage of our new stores have been subject to build-to-suit arrangements. In 2007, we expect approximately 70% of our new stores to be build-to-suit arrangements.

        As of January 4, 2008, we operated nine DCs, as described in the following table:

Location	Year Opened	Approximate Square Footage	Approximate Number of Stores Served
Scottsville, KY	1959	720,000	907
Ardmore, OK	1994	1,310,000	1,023
South Boston, VA	1997	1,250,000	789
Indianola, MS	1998	820,000	890
Fulton, MO	1999	1,150,000	1,060
Alachua, FL	2000	980,000	692
Zanesville, OH	2001	1,170,000	1,268
Jonesville, SC	2005	1,120,000	805
Marion, IN	2006	1,110,000	776

        We lease the DCs located in Oklahoma, Mississippi and Missouri and own the other six DCs. Approximately 7.25 acres of the land on which our Kentucky DC is located is subject to a ground lease. We lease additional temporary warehouse space as necessary to support our distribution needs.

        Our executive offices are located in approximately 302,000 square feet of leased space in Goodlettsville, Tennessee.

MANAGEMENT

        As of January 22, 2008, our executive officers and directors were as follows:

Name	Age	Position
Richard W. Dreiling	54	Chief Executive Officer; Director
David L. Beré	54	President and Chief Operating Officer; Director
David M. Tehle	51	Executive Vice President and Chief Financial Officer
Beryl J. Buley	46	Division President, Merchandising, Marketing & Supply Chain
Kathleen R. Guion	56	Division President, Store Operations & Store Development
Susan S. Lanigan	45	Executive Vice President & General Counsel
Challis M. Lowe	62	Executive Vice President, Human Resources
Anita C. Elliott	43	Senior Vice President & Controller
Wayne Gibson	49	Senior Vice President, Dollar General Markets and Shrink
Raj Agrawal	34	Director
Michael M. Calbert	45	Director
Adrian Jones	43	Director
Dean B. Nelson	49	Director

        Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of the Board of Directors. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Mr. Dreiling previously served as Executive Vice President—Chief Operating Officer of Longs Drug Store Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, since March 2005, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway.

        Mr. Beré has served as our President and Chief Operating Officer since December 2006. He also served as our Interim Chief Executive Officer from July 6, 2007 to January 21, 2008. He has been a member of our Board of Directors since 2002. He served from December 2003 until June 2005 as Corporate Vice President of Ralcorp Holdings, Inc. and as the President and Chief Executive Officer of Bakery Chef, Inc., a leading manufacturer of frozen bakery products that was acquired by Ralcorp Holdings in December 2003. From 1998 until the acquisition, Mr. Beré was the President and Chief Executive Officer of Bakery Chef, Inc., and also served on its Board of Directors. From 1996 to 1998, he served as President and Chief Executive Officer of McCain Foods USA, a manufacturer and marketer of frozen foods and a subsidiary of McCain Foods Limited. From 1978 to 1995, Mr. Beré worked for The Quaker Oats Company and served as President of the Breakfast Division from 1992 to 1995 and President of the Golden Grain Division from 1990 to 1992.

        Mr. Tehle joined Dollar General in June 2004 as Executive Vice President and Chief Financial Officer. He served from 1997 to June 2004 as Executive Vice President and Chief Financial Officer of Haggar Corporation, a manufacturing, marketing and retail corporation. From 1996 to 1997, he was Vice President of Finance for a division of The Stanley Works, one of the world's largest manufacturers of tools, and from 1993 to 1996, he was Vice President and Chief Financial Officer of Hat Brands, Inc., a hat manufacturer. Earlier in his career, Mr. Tehle served in a variety of financial-related roles at Ryder System, Inc. and Texas Instruments. Mr. Tehle serves as a director of Jack in the Box, Inc.

        Mr. Buley joined Dollar General in December 2005 as Division President, Merchandising, Marketing and Supply Chain. Prior to joining Dollar General, he served from April 2005 through November 2005 as Executive Vice President, Retail Operations of Mervyn's Department Store, a privately held company operating 265 department stores, where he was responsible for store operations, supply chain (including 4 distribution centers), real estate, construction, visual merchandising and interior planning, and loss prevention. From September 2003 to March 2005, Mr. Buley worked for Sears, Roebuck and Company, a multi-line retailer offering a wide array of merchandise and related services. As Sears' Executive Vice President and General Manager of Retail Store Operations, he was responsible for all store-based activities. Prior to that, he had responsibility for 8 distinct businesses operating in over 2,200 locations as Sears' Senior Vice President and General Merchandise Manager of the Specialty Retail Group. Prior to joining Sears, Mr. Buley spent 15 years in various positions with Kohl's Corporation, which operates a chain of specialty department stores, including Executive Vice President of Stores, responsible for store operations, and Senior Vice President of Stores.

        Ms. Guion joined Dollar General in October 2003 as Executive Vice President, Store Operations. She was named Executive Vice President, Store Operations and Store Development in February 2005, and was promoted to Division President, Store Operations and Store Development in November 2005. From 2000 until joining Dollar General, Ms. Guion served as President and Chief Executive Officer of Duke and Long Distributing Company, a convenience store chain operator and wholesale distributor of petroleum products. Prior to that time, she served as an operating partner for Devon Partners (1999-2000), where she developed operating plans and assisted in the identification of acquisition targets in the convenience store industry, and as President and Chief Operating Officer of E-Z Serve Corporation (1997-1998), an owner/operator of convenience stores, mini-marts and gas marts. From 1987 to 1997, Ms. Guion served as the Vice President and General Manager of the largest division (Chesapeake Division) of company-owned stores at 7-Eleven, Inc., a convenience store chain. Other positions held by Ms. Guion during her tenure at 7-Eleven include District Manager, Zone Manager, Operations Manager, and Division Manager (Midwest Division).

        Ms. Lanigan joined Dollar General in July 2002 as Vice President, General Counsel and Corporate Secretary. She was promoted to Senior Vice President in October 2003 and to Executive Vice President in March 2005. Prior to joining Dollar General, Ms. Lanigan served as Senior Vice President, General Counsel and Secretary at Zale Corporation, a specialty retailer of fine jewelry. During her six years with Zale, Ms. Lanigan held various positions, including Associate General Counsel. Prior to that, she held legal positions with both Turner Broadcasting System, Inc. and the law firm of Troutman Sanders LLP.

        Ms. Lowe joined Dollar General as Executive Vice President of Human Resources in September 2005. From 2000 to 2004, Ms. Lowe was Executive Vice President of Human Resources, Corporate Communications, and Public Affairs for Ryder System, Inc., a logistics and transportation services company. She was Executive Vice President of Human Resources and Administration Services for Beneficial Management Corporation, an international consumer finance company, from 1997 to 1999, and Executive Vice President of Human Resources and Communications for Heller International, a commercial finance company, from 1993 to 1997. She also served as Senior Vice President, Administrative Services, for Sanwa Business Credit Corporation from 1985 to 1993. Prior to joining Sanwa, she spent 13 years with Continental Illinois Leasing Corporation and Continental Bank, where her last position was Vice President and Division Head. Ms. Lowe serves as a director of The South Financial Group, Inc.

        Ms. Elliott joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc., a closeout retailer, from May 2001 to August 2005. Overseeing a staff of 140 employees at Big Lots, she was responsible for accounting operations, financial reporting and internal audit. Prior to serving at Big Lots, she served as Vice President and Controller for Jitney-Jungle Stores of America, Inc., a grocery retailer, from April 1998 to March 2001. At Jitney-Jungle, Ms. Elliott was responsible for the accounting operations and the internal and external financial reporting functions. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

        Mr. Gibson joined Dollar General as Senior Vice President of Dollar General Market in November 2005. He was named Senior Vice President of Dollar General Markets and Shrink in January 2008. Prior to joining Dollar General, he assembled and led teams of investment bankers and private equity fund managers in several mid-sized business acquisition efforts from 2004 to November 2005. He also served as Senior Vice President of Global Logistics (2000-2003) and Vice President of Imports and Logistics (1998-2000) for The Home Depot, Inc., a home improvement retailer. He founded Gibson Associates, a management consulting firm, in 1997 and served there until 1998. Prior to that, he served in various positions at Rite Aid Corporation from 1994 to 1997, including Senior Vice President of Logistics. He also served retailers as a management consulting principal (1993-1994) and management consultant (1984-1993) at Deloitte & Touche.

        Mr. Agrawal joined KKR in 2006 and is a member of the Retail and Energy industry teams. Prior to joining KKR, he was a Vice President with Warburg Pincus, where he was involved in the execution and oversight of a number of investments in the energy sector. Mr. Agrawal's prior experience also includes Thayer Capital Partners, where he played a role in the firm's business services investments, and McKinsey & Co., where he provided strategic and M&A advice to clients in a variety of industries. He has been a member of our Board of Directors since July 2007.

        Mr. Calbert has been with KKR for eight years and during that time has been directly involved with several portfolio companies and participated in another four investments. He heads the Retail industry team. Mr. Calbert is currently on the board of directors of Toys "R" Us, Inc. and U.S. Foodservice. Mr. Calbert joined Randalls Food Markets as the Chief Financial Officer in 1994, ultimately taking the company through a transaction with KKR in June 1997. He left Randall's Food Markets after the company was sold in September 1999 and joined KKR. Mr. Calbert started his professional career as a consultant with Arthur Andersen Worldwide, where his primary focus was on the retail/consumer industry. He has been a member of our Board of Directors since July 2007.

        Mr. Jones has been with Goldman, Sachs & Co. since 1994. He is a managing director in Principal Investment Area (PIA) in New York where he focuses on healthcare and consumer-related opportunities and sits on the Global Investment Committee. Mr. Jones joined Goldman, Sachs & Co. as an associate in the Investment Banking Division and, after two years in the Communications and Media Department and mobility assignments in Equity Capital Markets and in the Executive Office of Goldman Sachs International, he joined PIA in London in 1998. He returned to New York with PIA in 2002 and became a managing director later that year. He became a partner in 2004. Mr. Jones is currently on the board of directors of Biomet, Inc., Burger King Holdings, Inc., Education Management Corporation, HealthMarkets, Inc. and Signature Hospital, LLC. He has been a member of our Board of Directors since July 2007.

        Mr. Nelson has been the Chairman of the Board (since April 2003) and was previously President and Chief Executive Officer (since October 2005 – September 2007) of PRIMEDIA Inc., a targeted media company. He has served as the Chief Executive Officer of Capstone Consulting LLC, a strategic consulting firm, since 2000. From August 1985 to February 2000, Mr. Nelson was employed by Boston Consulting Group, Inc., a strategic consulting firm, where he served as a Senior Vice President from December 1998 to February 2000 and held various other positions from August 1985 to

November 1998. Mr. Nelson is a member of the Board of Directors of Sealy Corporation and Toys "R" Us, Inc. He has been a member of our Board of Directors since July 2007.

        All of our directors are managers of Buck Holdings, LLC. The Second Amended and Restated Limited Liability Company Agreement of Buck Holdings generally requires that the members of Buck Holdings take all necessary action to ensure that the persons who serve as managers of Buck Holdings also serve on the Board of Directors of Dollar General. In addition, Mr. Dreiling's employment agreement provides that he will continue to serve as a member of our Board as long as he remains our Chief Executive Officer.

        Our Audit Committee is composed of Messrs. Calbert and Agrawal. Although not formally considered by our Board because our securities are not registered or traded on any national securities exchange, we do not believe that any of our directors would be considered independent for either Board or Audit Committee purposes based upon the listing standards of the New York Stock Exchange (the "NYSE") on which our common stock was listed prior to the Merger. We believe none of our directors would be considered independent because of their relationships with certain affiliates of the funds and other entities that hold significant interests in Buck Holdings, which owns over 96.5% of our outstanding common stock on a fully diluted basis, and other relationships with us, all as described more fully under "Certain Relationships and Related Party Transactions."

DIRECTOR COMPENSATION

        The following table and text discuss the compensation of those persons who served as a member of our Board of Directors during all or a portion of 2006 other than David A. Perdue, our former Chairman and Chief Executive Officer, whose compensation is discussed under "Executive Compensation" and who received no additional compensation for his service as a Board member.

Fiscal 2006 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)		Total ($)
David L. Beré	48,750	84,149	—	—	—	162,359	(7)	295,258
Dennis C. Bottorff	86,750	84,149	—	—	—	—		170,899
Barbara L. Bowles	81,750	84,149	—	—	—	—		165,899
James L. Clayton(8)	13,125	34,163	—	—	—	15,382	(9)	62,670
Reginald D. Dickson	57,500	84,149	—	—	—	—		141,649
E. Gordon Gee	61,250	84,149	—	—	—	—		145,399
Barbara M. Knuckles	56,375	84,149	—	—	—	—		140,524
J. Neal Purcell	59,375	84,149	—	—	—	—		143,524
James D. Robbins	79,500	84,149	—	—	—	—		163,649
Richard E. Thornburgh(10)	35,625	30,268	—	—	—	—		65,893
David M. Wilds	81,875	84,149	—	—	—	—		166,024

(1)
Messrs. Purcell and Thornburgh deferred payments of their director fees under our Deferred Compensation Plan for Non-Employee Directors. Cash amounts deferred during 2006 were as follows: Mr. Purcell ($59,375); and Mr. Thornburgh ($34,375). As a result of the Merger, all accounts held in Deferred Compensation Plan for Non-Employee Directors were distributed. The amount noted in this column for Mr. Wilds includes a $1,250 per diem payment for work as Presiding Director with our Strategic Planning Committee. The amounts noted in this column also include the following per diem amounts for all directors who were not members of the Finance Committee but who were requested to attend a meeting of that Committee to discuss our 2006 budget: Mr. Beré ($1,250); Mr. Clayton ($625); Mr. Dickson ($625); Ms. Knuckles ($625); and Mr. Purcell ($625).

(2)
The amounts set forth in this column represent restricted stock units ("RSUs") granted during 2006 and previous fiscal years under the 1998 Stock Incentive Plan. Each RSU represented the right to receive upon vesting one share of Dollar General common stock. The amounts listed are equal to the compensation cost recognized during fiscal 2006 for financial statement purposes in accordance with Statement of Financial Accounting Standards 123R ("SFAS 123R"), except no assumptions for forfeitures were included. Additional information related to the calculation of the compensation cost is set forth in Note 10 of the annual consolidated financial statements included in this prospectus. As a result of the Merger, all outstanding RSU awards vested and, therefore, all compensation expense associated with such awards was recognized in 2007 in accordance with SFAS 123(R).

(3)
Each of the directors, other than Mr. Clayton, received 4,600 RSUs during 2006 under the 1998 Stock Incentive Plan. The aggregate grant date fair value computed in accordance with SFAS 123R for the RSUs granted to the directors during 2006 is as follows: Mr. Beré ($74,980); Mr. Bottorff ($74,980); Ms. Bowles ($74,980); Mr. Dickson ($74,980); Mr. Gee ($74,980); Ms. Knuckles ($74,980); Mr. Purcell ($74,980); Mr. Robbins ($74,980); Mr. Thornburgh ($60,536); and Mr. Wilds ($74,980).

(4)
The number of RSUs held by the directors under the 1998 Stock Incentive Plan at February 2, 2007 was as follows: Mr. Beré (13,800); Mr. Bottorff (13,800); Ms. Bowles (13,800); Mr. Clayton (9,200); Mr. Dickson (13,800); Mr. Gee (13,800); Ms. Knuckles (13,800); Mr. Purcell (13,800); Mr. Robbins (13,800); Mr. Thornburgh (4,600); and Mr. Wilds (13,800). Dividend equivalents on the RSUs were credited to the director's RSU account in accordance with the terms of the 1998 Stock Incentive Plan. As a result of the Merger, all outstanding RSU awards granted to directors vested and have been settled in cash.

(5)
No compensation expense was recorded for 2006 for options awarded to directors under the 1998 Stock Incentive Plan because no options were granted to directors during 2006 and all previously awarded options had previously vested. The number of options held by the directors under the 1998 Stock Incentive Plan at February 2, 2007 was as follows: Mr. Beré (9,444); Mr. Bottorff (16,876); Ms. Bowles (12,780); Mr. Clayton (16,876); Mr. Dickson (16,876); Mr. Gee (15,938); Ms. Knuckles (11,150); Mr. Robbins (9,345); and Mr. Wilds (16,876). The number of options held by the directors under the 1995 Outside Directors Stock Option Plan at February 2, 2007 was as follows: Mr. Bottorff (6,423); Mr. Clayton (12,280); Mr. Dickson (12,280); Ms. Knuckles (6,692); and Mr. Wilds (12,280). As a result of the Merger, all outstanding stock options granted to directors have been settled in cash.

(6)
We did not provide above market or preferential earnings on deferred compensation.

(7)
Mr. Beré became an employee on December 4, 2006 and received the following 2006 compensation related to his employment:

Name and Principal Position	Salary ($)	All Other Compensation ($)(b)	Total ($)
David L. Beré, President and Chief Operating Officer(a)	114,426	47,933	162,359

    (a)
    Mr. Beré was subsequently appointed Interim Chief Executive Officer on July 6, 2007 and served as such until January 21, 2008.

    (b)
    "All Other Compensation" includes $157 for premiums paid under our life insurance program; $2,917 for our match contributions to the Compensation Deferral Plan; $2,242 for the reimbursement of taxes related to relocation; and $42,617 which represents the incremental cost of providing certain perquisites, including $41,235 relating to relocation, as well as other amounts, which individually did not equal the greater of $25,000 or 10% of total perquisites, for sporting event tickets, a holiday gift of a Sony E-Reader, and golf charges in connection with our annual strategic planning meeting.

(8)
Mr. Clayton retired from our Board of Directors on May 31, 2006.

(9)
Represents the cost of a trip to a resort for Mr. Clayton and his spouse as a retirement gift upon Mr. Clayton's retirement from our Board of Directors.

(10)
Mr. Thornburgh was appointed to our Board of Directors on July 24, 2006.

Narrative to Fiscal 2006 Director Compensation Table

        In 2006, we used a combination of cash and stock-based incentive compensation to attract and retain qualified Board candidates. Any director who also was a Dollar General employee did not receive any separate compensation for Board service, except for Mr. Beré who received compensation for his service as an officer.

        Cash Compensation.    For 2006, we paid non-employee directors an annual cash retainer (payable in quarterly installments) and meeting attendance fees as set forth below. We also paid in quarterly installments the following additional annual retainers to each committee chairman and to the Presiding Director.

	Other Annual Retainers			In-Person Meeting Attendance Fees
Annual Cash Retainer	Audit Committee Chairman	Other Committee Chairman	Presiding Director	Board Meeting	Audit Committee Meeting	Other Committee Meeting	Telephonic Meeting Attendance Fee
$35,000	$20,000	$10,000	$15,000	$1,250	$1,500	$1,250	$625

        We reimbursed directors for certain fees and expenses incurred in connection with continuing education seminars and travel expenses related to Dollar General meeting attendance or requested appearances. We allowed directors to travel on the Dollar General airplane for those purposes.

        Currently, as approved by our Board subsequent to the Merger, cash fees paid to our non-employee directors consist solely of a $40,000 annual retainer fee, payable quarterly in advance, along with the expense reimbursements discussed above. As in 2006, any director who also is a Dollar General employee does not receive any separate compensation for Board service.

        Equity Compensation.    In 2006, we granted 4,600 RSUs to each non-employee director pursuant to our 1998 Stock Incentive Plan. All non-employee directors other than Messrs. Thornburgh and Clayton received the 2006 annual grant on May 31, 2006. Mr. Thornburgh received his 2006 annual grant on July 24, 2006 upon his appointment to our Board. Mr. Clayton did not receive an annual grant for 2006 due to his retirement in May 2006.

        We credited dividend equivalents to the director's RSU account as additional RSUs in accordance with the terms of our 1998 Stock Incentive Plan whenever we declared a dividend other than a stock dividend on our common stock. Directors did not have voting rights with respect to RSUs until the underlying shares of common stock were issued.

        RSUs generally vested one year after the grant date if the director was still serving on our Board. We did not, however, make payment on the vested units until the director ceased to be a member of our Board. Under the terms of the 1998 Stock Incentive Plan, vesting of the RSUs accelerated upon termination of a director's Board service due to death, disability or normal retirement or upon a change-in-control of Dollar General or in the discretion of our Compensation Committee upon a potential change-in-control. The Merger constituted a change-in-control under our 1998 Stock Incentive Plan. Accordingly, all outstanding RSUs vested and were settled in cash in the Merger.

        Prior to June 2, 2003, we also annually granted non-qualified stock options to our non-employee directors under certain stock incentive plans. All of those options have since fully vested and, pursuant to the Merger, were settled in cash.

        We currently no longer make equity grants to our non-employee directors as part of director compensation.

        Stock Ownership Guidelines.    In 2006, as a publicly held company, we required each director to own at least 13,000 shares or share units of our common stock within three years of joining our Board. RSUs and stock options counted towards that requirement. However, because we are now a privately held company, we no longer maintain those stock ownership guidelines.

        Deferred Compensation Program for Non-Employee Directors.    Prior to the Merger, non-employee directors could defer up to 100% of eligible compensation paid by us to them pursuant to a voluntary nonqualified compensation deferral plan known as the Deferred Compensation Plan for Non-Employee Directors. Eligible compensation included the annual retainer(s), meeting fees, and any per diem compensation for special assignments earned by a director for service to the Board or one of its committees. We credited the deferred compensation to a liability account, which was then invested at the director's option in one or more accounts that mirrored the performance of funds selected by our Compensation Committee or its delegate (the "Mutual Fund Options") or that mirrored the performance of our common stock (the "Common Stock Option").

        All deferred compensation pursuant to the Deferred Compensation Plan for Non-Employee Directors was immediately due and payable as a result of the Merger, which constituted a change-in-control of Dollar General under the terms of that Plan.

        Our Board elected to terminate the Deferred Compensation Plan for Non-Employee Directors effective as of December 31, 2007.

EXECUTIVE COMPENSATION

        Throughout this prospectus, we refer to the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2006, as well as the other individuals included in the Summary Compensation Table, as our "named executive officers" (or "NEOs").

Compensation Discussion and Analysis

Oversight of Executive Compensation

        Prior to the Merger, our Board of Directors had a standing Compensation Committee that assisted the Board in discharging its responsibilities relating to the compensation of executive officers (including the NEOs). The Committee operated pursuant to a written Charter adopted by the Board and was responsible for recommending our CEO's compensation to the independent directors of our Board who retained sole authority to approve or ratify that compensation. The Committee had the authority to approve the compensation of all other executive officers (including all other NEOs).

        At least three directors served on the Committee, all of whom were "independent directors", as defined in our Corporate Governance Principles in effect prior to the Merger, "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended. In 2006, the Committee members were Messrs. Bottorff, Dickson and Gee. Mr. Beré served as a Committee member until his appointment as our President and Chief Operating Officer on November 28, 2006, at which time he immediately resigned from all Board committees. As part of a restructuring of all Board committee memberships, Mr. Bottorff replaced Mr. Gee as a member and Chairman of the Committee on November 27, 2006. Mr. Gee was reappointed to the Committee on January 5, 2007 to fill the vacancy created by Mr. Beré's resignation and to help provide continuity with the Committee's prior work. All 2006 compensation decisions were made by this prior Committee. All 2007 compensation decisions made prior to the Merger were made by this prior Committee in consultation with KKR.

        The Compensation Committee met 9 times during 2006. The Compensation Committee was given the opportunity at each regularly scheduled meeting to meet in private session without the presence of management. In addition, the Compensation Committee was given the opportunity at each quarterly meeting and at any other relevant meeting to meet in separate private sessions with each of the compensation consultant, the EVP of Human Resources and the General Counsel.

        We currently no longer have a Compensation Committee. Rather, the Executive Committee of the Board has been authorized to makes decisions regarding the compensation of our executive officers. As of January 4, 2008, the Executive Committee consisted of Messrs. Calbert and Jones. However, to date since the Merger, our Board has made all executive compensation decisions.

Use of Outside Advisors in Determining Executive Compensation

        The Compensation Committee had the sole authority to select, retain and terminate any consulting firm engaged to assist in the evaluation of NEO compensation, and to approve that firm's fees and other retention terms. The Compensation Committee also had the authority to conduct or authorize studies and investigations into any matters within the scope of its responsibilities and to retain outside advisors for any reason.

        In April 2004, the Compensation Committee selected Hewitt Associates as its compensation consultant after a thorough Committee-led interview process. Hewitt reported directly to the Compensation Committee and had the authority and the ability to contact Committee members directly. Hewitt also provided and continues to provide consulting services to our human resources group, both with respect to the work our management does in connection with NEO compensation (as described in greater detail below under "Management's Role in Determining or Recommending Executive Compensation") and in general employee compensation and benefits matters. Neither the Compensation Committee nor Hewitt believed that providing these services undermined in any way the independence of the advice or information provided to the Committee.

        In 2006, the Compensation Committee approved a written letter of agreement with Hewitt. This agreement described the general terms of Hewitt's working relationship with management and the Compensation Committee. In particular, Hewitt performs executive compensation services as requested from time to time by management or, prior to the Merger, the Compensation Committee. The agreement sets forth a wide range of potential work that Hewitt may be requested to perform, including competitive market pay analysis, support with regard to relevant legal, regulatory and/or accounting considerations impacting compensation programs, assistance with market data, trends, and competitive practices, preparation for and attendance at selected management, Committee or Board meetings and other miscellaneous work as requested.

        As discussed above, we currently no longer have a Compensation Committee and, subsequent to the Merger, the Executive Committee was given the authority to determine NEO compensation. While the letter of agreement with Hewitt remains in effect, the Executive Committee has the authority to retain any outside advisors it deems appropriate and to approve the fees and expenses of those advisors.

Management's Role in Determining or Recommending Executive Compensation

        Management assists Hewitt Associates in gathering and preliminarily analyzing relevant competitive data and identifying and preliminarily evaluating various compensation alternatives. The CEO and the EVP and VP of Human Resources regularly attend and participate in meetings where executive compensation is discussed in order to provide their own viewpoints or to assist Hewitt in making relevant presentations. The CEO participated fully with the Compensation Committee in assessing NEO performance and in making recommendations on the level of compensation for each pay component. None of these persons attended the Compensation Committee's private sessions or the Committee's private session with Hewitt (unless the Committee requested a joint private session with Hewitt and select members of management), and the CEO was not present for any vote concerning his own compensation.

        While the input of Dollar General management is valued and welcomed, all executive compensation decisions ultimately are made by Board or Committee members with the goal of managing executive compensation in the best interests of Dollar General and our shareholders.

Executive Compensation Philosophy and Objectives

        The goals of our executive compensation strategy are to attract, retain and motivate persons with superior ability, to reward outstanding performance, and to align the long-term interests of our officers with those of our shareholders. Our material compensation principles applicable to NEOs include the following:

  •
  Generally, total compensation should be targeted at the median total compensation of comparable positions at peer companies. However, because comparisons occasionally can be difficult due to the unique job description of some of our officers and the unique niche we play in the retail sector, we may fairly account for distinct circumstances not reflected in the market data. In addition, competition may require total compensation, or any component of total compensation, to exceed the median.

  •
  Base salary should reflect the position's responsibilities, the individual's experience and contributions and the salaries for comparable positions in the competitive marketplace. Our NEOs' base salaries are subject to minimums set forth in their employment agreements.

  •
  Compensation arrangements shall emphasize pay for performance and encourage retention of those officers who enhance our performance.

  •
  Compensation arrangements shall promote ownership of our common stock to align the interests of management and shareholders.

  •
  Compensation arrangements shall maintain an appropriate balance between base salary and long-term and annual incentive compensation.

  •
  In approving compensation, the recent compensation history of the officer, including special or unusual compensation payments, shall be taken into consideration.

  •
  Cash incentive compensation plans for officers shall link pay to achievement of financial goals set in advance by the Board. Awards of incentive bonuses generally should be based on achieving corporate goals and on a subjective evaluation of the contributions of individual executives to the achievement of our business goals.

Use of Market Benchmarking Data in Determining Executive Compensation

        Our compensation philosophy recognizes the need to pay compensation that is competitive with the external talent market for senior executives in order to attract and retain NEOs who we believe will enhance our overall long-term business results. We believe the primary talent market for NEO positions is retail companies with revenues and product lines similar to ours. For both 2006 and 2007, the Compensation Committee directed Hewitt to provide compensation data on total and individual elements of compensation from its proprietary salary survey database as well as from the proxy statements of selected retail companies that met this criteria. We refer to this combined group as the market comparator group. We believe these companies compete with us for NEO level talent and have executive positions that are similar in breadth, complexity and scope of responsibility to those of our NEOs. The 2006 market comparator group was AutoZone, Barnes & Noble, BJ's Wholesale Club, Circuit City, Dillard's, Family Dollar, Foot Locker, Kohl's, Limited Brands, Long Drug Stores, Nordstrom, OfficeMax, Office Depot, RadioShack, Staples, TJX Companies, J.C. Penney, The Gap, Federated Department Stores, Blockbuster, Big Lots, Ross Stores, PetSmart, Retail Ventures and Payless ShoeSource. The 2007 market comparator group was modified to remove Barnes & Noble, Big Lots, BJ's Wholesale Club, Circuit City, Dillards, Foot Locker, Payless ShoeSource, PetSmart, Retail Ventures, and the TJX Companies. Advance Auto Parts, The Pantry, and SuperValue Inc were added. These changes to the comparator group were made as part of a routine review based on the availability of data, company size and product lines and comparability of business models.

        Hewitt was also asked to provide information from all other general industry companies for certain positions that are less specific to the retail industry and to serve as additional reference points in assessing the appropriateness of the compensation levels of all NEO level positions.

        The market comparator group does not include all of the companies that are included in the S&P 500 General Merchandise Store Index because we believed that many of these companies are too large or too small to provide an appropriate comparison and that it is more appropriate to compare compensation of our NEOs with that of executives in companies that are more comparable in size in terms of revenue.

NEO Compensation Targets Relative to the Competitive Market

        The Compensation Committee believed that the median of the competitive market was the appropriate target for an NEO's total compensation. However, the target for each of the components of compensation relative to the competitive market varied. In determining each NEO's specific compensation in 2006 and 2007, the Compensation Committee started with the competitive median then considered any unique job responsibilities of each NEO, the importance of that role to us, and our specialized niche in the retail sector. The Compensation Committee, working with Hewitt, tried to fairly account for these unique circumstances not reflected in the market benchmarking data by adjusting that compensation element based on a variety of factors, including the NEO's prior experience, length of service, compensation history and performance, and the relation of the NEO's compensation to other executives and NEOs. Further, competition for talent of a specific NEO position may occasionally require total compensation, or any component of total compensation, to vary from the target.

Elements of NEO Compensation

        We provide compensation in the form of base salary, short-term incentives, long-term incentives, benefits and perquisites. As described in more detail below, the Compensation Committee believed that each of these elements was a necessary component of an NEO's overall compensation package and were consistent components of compensation programs at competing companies. Prior to the Merger, the Compensation Committee reviewed base salary, short-term incentives, and long-term incentives at least annually and other elements periodically when material changes were considered. These reviews included evaluating the relationship of each element to the competitive market, the appropriate mix of each element in determining total compensation and the role of each element in addressing the philosophy described above.

        Base Salary.    Base salary generally assists in fulfilling the recruiting and retention functions of our compensation principles by reflecting the responsibilities of the position, the experience and contribution of the individual, and the salaries for comparable positions in the competitive marketplace. The Compensation Committee believed that we would be unable to attract or retain quality NEOs in the absence of competitive base salary. For this reason, base salary constitutes a significant portion of an NEO's total compensation. The base salary element also assists in fulfilling the pay for performance role of our compensation philosophy because NEOs are not eligible for any base salary increase or annual incentive payment unless they perform satisfactorily against their previously established individual performance goals.

        In determining each NEO's base salary, the Compensation Committee reviewed the benchmarking data provided by Hewitt, as described above, to determine comparable salaries for the position in the market. The Compensation Committee assessed the comparability of the duties and responsibilities of the position to those of the market positions and adjusted the median compensation value of the benchmark position up or down accordingly. The Compensation Committee then reviewed the NEO's experience level and performance, the relationship of the NEO's salary to that of the other NEOs, and any other appropriate factor, such as when the NEO was hired or promoted and the relationship of the

NEO's salary to that of the other NEOs and executives. The Summary Compensation Table contained in this prospectus shows the amount of base salary earned by each NEO in 2006.

        Individual performance goals were established each year for the CEO by the Compensation Committee and for the other NEOs by the CEO. In 2006, individual goals were based on the areas of our business for which the NEO was responsible, as well as overarching Dollar General goals and initiatives, including measures regarding our growth (revenue, total sales, same store sales, new stores, etc.), market share, merchandising and marketing strategies, shrink improvement, inventory management, distribution and capacity management, new concept development, leadership development, succession planning, diversity, employee benefits, turnover reduction and retention strategies, workplace improvements, customer satisfaction, technology improvements, internal controls, legal and regulatory compliance, and expense control.

        The Compensation Committee approved the following 2006 base salary adjustments:

  •
  Mr. Perdue:    (see separate CEO compensation section below).

  •
  Mr. Tehle:    After reviewing with Mr. Perdue the performance of Mr. Tehle with respect to his goals, which included responsibility for analysis and financial disciplines in the organization to create value for the business, the Compensation Committee deemed Mr. Tehle's performance to be satisfactory. Accordingly, Mr. Tehle was eligible in 2006 for both a base salary increase and participation in the short-term incentive plan to the extent that we achieved our financial goals. However, Mr. Tehle did not receive a 2006 base salary increase because the Compensation Committee had raised his base salary by 22.1% (from $475,000 to $580,000) effective December 2005 after a review of all NEO compensation, which occurred in conjunction with the hiring of a new NEO, revealed that Mr. Tehle's salary was low in relation to the new NEO's salary given Mr. Tehle's role and impact on the organization.

  •
  Ms. Guion:    After reviewing with Mr. Perdue the performance of Ms. Guion with respect to her goals, which included responsibility for results in store operations and store development, including the implementation of the major EZstore™ corporate initiative, the Compensation Committee deemed Ms. Guion's performance to be satisfactory. Accordingly, Ms. Guion was eligible in 2006 for both a salary increase and participation in the short-term incentive plan to the extent that we achieved our financial goals. However, Ms. Guion did not receive a 2006 base salary increase because the Compensation Committee had raised her base salary by 17.6% (from $425,000 to $500,000) effective December 2005 for the same reasons noted above with respect to Mr. Tehle's base salary increase.

  •
  Mr. Buley:    Mr. Buley was hired on December 1, 2005, and therefore was not considered for a base salary increase in 2006.

  •
  Ms. Lowe:    After reviewing with Mr. Perdue the performance of Ms. Lowe with respect to her goals, which included recruiting a significant number of new executives and creating more analytical rigor in the human resources group in its support of the Committee, the Compensation Committee deemed Ms. Lowe's performance to be satisfactory. Accordingly, Ms. Lowe was eligible in 2006 for both a base salary increase and participation in the short-term incentive plan to the extent that we achieved our financial goals. The Compensation Committee raised Ms. Lowe's base salary by 9.3% (from $375,000 to $410,000) effective April 1, 2006 as part of the normal merit review process primarily based on a review of her performance versus previously established goals and her impact on the organization. The Compensation Committee also noted that the base salary increase better aligned Ms. Lowe's salary with other NEOs and the competitive market for her position.

        The 2007 individual performance goals for the NEOs were substantially similar to those set for 2006. In addition, the process for determining 2007 base salary adjustments was substantially similar to that followed with respect to 2006 base salary determinations. However, due to certain covenants contained in the Merger Agreement, the Compensation Committee also was bound by limitations imposed by KKR. Accordingly, each NEO received a 3% 2007 base salary increase.

        Short-Term Incentive Plan.    Our short-term incentive plan, called Teamshare, serves to motivate NEOs and all participants to achieve certain financial goals that are established at the start of the fiscal year. Our NEOs may not receive a Teamshare payout unless they perform satisfactorily against their individual performance goals, even if our financial goals are attained. Accordingly, Teamshare fulfills an important part of our pay for performance philosophy, while at the same time aligning the interests of our NEOs with those of our shareholders. It also provides compensation opportunities for our NEOs that are consistent with the compensation opportunities prevalent in the market comparator group and general industry, thus helping to meet the recruiting and retention objectives of our compensation philosophy discussed above.

        Teamshare authorizes the payment of cash bonuses based on our actual performance measured against established business and/or financial performance measures. Within 90 days of the start of each fiscal year, the Board or relevant committee thereof determines who will participate in Teamshare and the performance goal or goals applicable to each chosen performance measure, the relative weight of each performance measure if more than one is selected, and each participant's target bonus percentage. No participant can receive a bonus under the plan in excess of $2.5 million for any fiscal year. No bonus can be paid under the plan unless and until the Board or a relevant committee thereof certifies in writing that the previously established performance goals have been satisfied. The Board or a relevant committee thereof may reduce or eliminate any bonus in its discretion despite achievement of the performance goal but may not increase the amount of bonus payable to an NEO under Teamshare. The plan does not limit the ability to make discretionary payments or awards outside of Teamshare.

        For 2006, the Compensation Committee selected net income as the sole performance measure for determining payouts under the plan because it believed that net income directly reflected several important business results, such as performance against sales, margin and expense targets and indirectly measures asset (or inventory level) controls. Also, many of the companies in our market comparator group used net income as one of their measures of performance for bonus determinations.

        The net income result needed to achieve a Teamshare target payout ($376,895,000) was set to equal our Board-approved annual financial objective. The Compensation Committee then established the threshold performance level at $1 greater than the previous year's actual net income result, or approximately 93% of target net income ($350,154,733), and the maximum performance level at 110% of the 2006 net income target ($414,584,500). The threshold was set so that no Teamshare bonus would be earned unless our 2006 net income at least equaled our 2005 net income.

        The Compensation Committee determined the amount of each NEO's payout target based on benchmarking information provided by Hewitt regarding competitive target incentives of comparable positions in the market comparator group and general industry. The Compensation Committee also set the amounts of the threshold and maximum payout levels for performances below and above the target levels respectively, with payouts prorated between threshold and maximum levels in relation to net income results. For 2006, Hewitt advised that the typical practice in the market comparator group and general industry was to set the target payout percentage at twice that of the threshold payout percentage and the maximum payout percentage at twice that of the target. In order to adopt this more typical and competitive structure, the Compensation Committee set the maximum potential payout levels for NEOs other than Mr. Perdue (see below) at 130% of base salary for 2006 as opposed to 100% of base salary for 2005. As a result, the Teamshare payout range for the NEOs other than Mr. Perdue (see below) was set at the following base salary percentages: 32.5% (threshold), 65% (target), and 130% (maximum).

        Hewitt advised that Mr. Perdue's 2005 Teamshare target payout level was low in relation to the market comparator group and general industry and that a target payout level of 100% of base salary was more typical. As a result, the Compensation Committee recommended, and the independent directors approved, Mr. Perdue's 2006 payout levels at the following percentages of base salary: 50% (threshold), 100% (target), and 200% (maximum).

        For 2006, eligibility to receive a payout under Teamshare was determined based on the following objective and subjective criteria: (a) the individual's achievement of a satisfactory performance rating when evaluated against his or her annually established performance objectives; and (b) our achievement of net income goals established by the Compensation Committee at the beginning of 2006.

        As discussed above, each NEO's 2006 performance was deemed to be satisfactory. Accordingly, each NEO was eligible to receive a Teamshare award. However, because we did not meet our 2006 net income threshold goal, NEOs did not receive any Teamshare payouts.

        Nonetheless, over the course of the year it became clear that the Teamshare net income goal was no longer a relevant measure of management's success because of the impact of the critical strategic initiatives begun during the year, including changes to our merchandising markdown strategy; changes to the real estate site selection strategy resulting in slowing the growth in store openings in favor of improved site quality; changing sourcing and packaway strategies; and closing a significant number of stores in underperforming locations. After extensive discussion and analysis, and with the agreement of the full Board of Directors, the Compensation Committee determined that a discretionary bonus payout should be authorized outside of the annual Teamshare bonus plan. This discretionary bonus was made to recognize the significant restructuring and strategic efforts made by employees over the course of the year, to align the 2006 short-term performance incentive more closely to the revitalization strategy, to reward critical employees for their accomplishments towards implementation of that revised strategy, and to motivate and retain the NEOs and employees who were integral to the strategy's continued successful execution.

        After approving the discretionary bonus to substantially all employees who would otherwise have been eligible to participate in Teamshare, the Compensation Committee awarded each NEO, except the CEO (see "Compensation for Mr. Perdue") a 2006 discretionary bonus equal to the threshold amount that would have been paid under the Teamshare plan. These amounts are reflected in the "Bonus" column of the Summary Compensation Table set forth in this prospectus.

        The Compensation Committee also decided to re-evaluate the use of net income as the sole performance measure for 2007. The Compensation Committee planned to consider additional measures used by our competitor companies and which can be tied to accomplishing the milestones in the strategic initiatives that are underway. However, before this decision could be made, we announced our intended sale to KKR and agreed to consult with KKR on significant changes to certain of our normal business practices. KKR requested, and the Compensation Committee agreed, to adopt earnings before interest, taxes, depreciation and amortization (EBITDA), calculated in a similar manner to the definition contained in the indenture relating to the senior notes, as the sole performance measure for the 2007 Teamshare plan. The actual threshold, target and maximum amounts were set in consultation with KKR.

        We do not intend to publicly disclose the specific EBITDA performance targets for the 2007 short-term incentive plan, as they reflect competitive, sensitive information regarding our budget. However, we consider our budget to be challenging, and we have set these targets at levels designed to be generally consistent with the level of difficulty of achievement associated with prior year performance-based awards. While designed to be attainable, we believe target performance levels will require strong performance and execution which in our view provides an incentive firmly aligned with shareholder interests.

        Long-Term Incentive Program.    Long-term incentives are a critical part of the overall compensation package, motivating executives to focus on achieving success for shareholders over the long-term. These incentives thus assist in achieving a balance between short-term and long-term goals and in aligning our NEOs' and shareholders' interests. We deliver our long-term incentives in the form of equity grants and structure them in such a way as to recognize increases or decreases in the stock price. Prior to the Merger, the Compensation Committee targeted a certain economic value to be delivered through the long-term incentives, but the NEO only realized that targeted value if our stock price increased. Lesser increases or no increase in stock price resulted in the NEOs receiving less than targeted value, while greater stock price increases resulted in the NEOs receiving above target value. Long-term incentives are also included in most compensation packages of the market comparator group as well as most other general industry companies, furthering our program's recruiting and retention objectives.

        The Compensation Committee relied on the competitive compensation information from the market comparator group provided by Hewitt Associates to establish long-term incentive target dollar amounts for each NEO position. The Compensation Committee, with Hewitt's assistance, then determined the form in which the long-term compensation value should be delivered. These decisions were typically made at the Compensation Committee's March/April meeting when the Committee also reviewed compensation benchmarking and other relevant information and evaluated the performance of our NEOs.

        Prior to the Merger, it was our practice to establish the exercise price of options as the closing market price on the grant date. We typically released our annual earnings and other financial results shortly after this meeting. However, the grants were made prior to that release for the reasons stated above, regardless of whether the earnings release was favorable or unfavorable. In accordance with our usual practice, the 2007 annual equity grants were made at the March Committee meeting, except for grants to officers at the level of Executive Vice President or above which were made several days following that meeting after receiving the input and approval of KKR per the terms of the Merger Agreement.

        As a result of the competitive data provided by Hewitt in 2006 and in the past, the Compensation Committee was aware that our prior long-term incentive economic values have been well below those of the competitive market. While considering what long-term incentive awards to grant in 2006, the Compensation Committee decided that these values should be increased to be closer to the market in order to help retain our NEOs, many of whom were relatively new. In considering ways to increase these values, the Compensation Committee considered granting performance-based RSUs in addition to the time-vested stock options and RSUs which have recently comprised the long-term component of NEO compensation. After studying this approach, however, the Compensation Committee decided not to incorporate performance-based RSUs into the 2006 long-term incentive component due to the difficulty inherent in setting goals three years into the future for a company undergoing transformation and implementing significant strategic change. In making this decision, the Compensation Committee was able to draw upon its specific observations of other companies that implemented performance-based plans and the resulting demotivating impact caused by goals set three years into the future that could not be adjusted to recognize significant changes in the business or in the external environment without losing the tax deductibility of the incentive payments.

        At its March 2006 meeting, the Compensation Committee instead decided to increase the long-term compensation value for NEOs by approximately 20-25% by increasing the economic value delivered by time-vested stock options and RSUs. Even with this increase in value, long-term compensation for our NEOs continued to be below the comparative market median. At the same time, the Compensation Committee also decided to change the allocation from the previous 80%/20% (stock options/RSUs) to 70%/30% (stock options/RSUs), which, according to Hewitt, more closely aligned with market practice. The actual grant date fair value of the 2006 stock option and RSU awards and the number of options and shares awarded during 2006 to NEOs, are presented in the Grants of Plan-Based Awards Table set forth in this prospectus.

        At its January 2007 meeting, the Compensation Committee decided to further adjust the relationship of options and RSUs to reflect a 50%/50% allocation of the economic value for long-term incentive grants made in 2007. This decision was based in part on the limited availability of shares for use as options under the current shareholder-approved option program and in part to position us for transitioning to a new compensation strategy that will be more effective in retaining key employees.

        In connection with the Merger, outstanding stock options, restricted stock and RSUs became fully vested immediately prior to the closing of the Merger and were settled in cash, canceled or, in limited circumstances, exchanged for new options of Dollar General, as described below. Unless exchanged for new options, each NEO received an amount in cash, without interest and less applicable withholding taxes, equal to $22.00 less the exercise price of each option. Additionally, each restricted stock and RSU holder received $22.00 in cash, without interest and less applicable withholding taxes. Certain stock options held by our management were exchanged for new options to purchase common stock in Dollar General (the "Rollover Options"). The exercise price of the Rollover Options and the number of shares of common stock of Dollar General underlying the Rollover Options were adjusted as a result of the Merger. The Rollover Options otherwise continue under the terms of the equity plans under which they were issued.

        On July 6, 2007, our Board approved and adopted the 2007 Stock Incentive Plan for Key Employees (the "Plan"). The Plan provides for the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with us, our subsidiaries and certain of our affiliates. For certain designated employees including NEOs, the Board required a personal financial investment in the Company in order to be eligible to receive a stock option grant. That investment could be made in the form of cash, rollover of common stock and/or rollover of in-the-money options issued prior to the Merger. In exchange for this investment, we issued shares of common stock and/or in-the-money Rollover Options (see above).

        Since each NEO met the personal investment requirement, on July 6, 2007, the Board approved grants to Mr. Tehle, Mr. Buley, Ms. Guion and Ms. Lowe of non-qualified options to purchase 1,100,000 shares, 875,000 shares, 875,000 shares, and 675,000 shares, respectively of our common stock pursuant to the terms of the Plan. The options are divided so that half are time-vested options and half are EBITDA-based performance vested options, as described further below. The options have an exercise price equivalent to $5.00 per share, which was the fair market value on the grant date.

        The time-vested options vest and become exercisable ratably over a five-year period solely based upon continued employment over that time period.

        The EBITDA-based performance vested options are eligible to vest and become exercisable ratably only if we achieve certain annual EBITDA-based performance targets, as determined in good faith by the Board. Those options also vest and become exercisable on a "catch up" basis if, at the end of fiscal years 2008, 2009, 2010, 2011 or 2012, the applicable cumulative EBITDA-based target is achieved in respect of any such completed fiscal year. We do not intend to publicly disclose the specific EBITDA performance targets for these options as they reflect competitive, sensitive information regarding our budget. However, we consider our budget to be challenging, and we have set these targets at levels designed to be generally consistent with the level of difficulty of achievement associated with prior year performance-based awards. While designed to be attainable, we believe target performance levels will require strong performance and execution which in our view provides an incentive firmly aligned with shareholder interests.

        The combination of time and performance based vesting of these awards is designed to compensate executives for long-term commitment to us, while motivating sustained increases in our financial performance.

        Benefits and Perquisites.    We provide benefits and limited perquisites to NEOs for retention and recruiting purposes, to promote tax efficiency for the NEOs, and to replace benefit opportunities lost due to regulatory limits. We also provide NEOs with these benefits and perquisites as additional forms of compensation that are believed to be consistent and competitive with benefits and perquisites provided to similar positions in the market comparator group and general industry. The Compensation Committee believed these benefits and perquisites are consistent with the compensation objectives described above as they help to attract and retain NEOs. In addition to certain benefits offered to NEOs on the same terms that are offered to the salaried employee population (such as our 401(k) match and health and welfare plans), we provide NEOs the benefits and perquisites specified below.

        We offer to certain key employees (including our NEOs), the Compensation Deferral Plan (the "CDP") and the defined contribution Supplemental Executive Retirement Plan (the "SERP" and together with the CDP, the "CDP/SERP Plan"). During his tenure with Dollar General, Mr. Perdue, was eligible to participate in the CDP but not the SERP due to his participation in an individual defined benefit SERP. Mr. Perdue's SERP was provided as part of Mr. Perdue's inducement package to join Dollar General in 2003, and was one of the components necessary at that time in attracting him as our CEO. In addition, in January 2006 our Board approved the establishment of a grantor trust to hold certain assets in connection with Mr. Perdue's SERP in the event of a change in control. The Compensation Committee also deemed it appropriate in accordance with competitive practice to reimburse Mr. Perdue for certain legal fees that he incurred as a result of the establishment of this grantor trust. These fees are reported in the "All Other Compensation" column of the Summary Compensation Table set forth in this prospectus. We discuss in detail the CDP/SERP Plan, Mr. Perdue's SERP and the grantor trust after the Nonqualified Deferred Compensation Table and the Pension Benefits Table, respectively, set forth in this prospectus.

        We provide each NEO with a life insurance benefit equal to 2.5 times his or her base salary to a maximum of $3,000,000. We pay the premiums and gross up the NEO's income to pay the tax cost of this benefit. We also provide NEOs with a disability insurance benefit that provides income replacement of 60% of base salary to a maximum monthly benefit of $20,000 ($25,000 for the CEO). We pay the cost of this benefit and gross up the NEO's income to pay the tax cost of this benefit to the extent necessary to replace benefit level caps in the group plan applicable to all salaried employees.

        Each NEO may choose either a leased automobile or a fixed monthly automobile allowance. All NEOs except Ms. Lowe chose the automobile allowance option in 2006 and 2007. Ms. Lowe chose the lease option under which we provide her with a company-leased automobile and pay for her gasoline, repairs, service, and insurance and provide a gross-up payment to pay the tax cost of the imputed income. The incremental costs we incurred related to these benefits in 2006 are reported in the "All Other Compensation" column of the Summary Compensation Table set forth in this prospectus.

        We also provide a relocation assistance program to NEOs similar to that offered to certain other employees. The significant differences from the relocation assistance provided to other employees are as follows:

  •
  We provide a pre-move allowance of 5% of the NEO's annual base salary (we cap this allowance at $5,000 for other employees);

  •
  We provide home sale assistance by offering to purchase the NEO's prior home at an independently determined appraised value in the event the prior home is not sold to an outside buyer (we do not offer this service to other employees); and

  •
  We reimburse NEOs for all reasonable and customary home purchase closing costs (we limit our reimbursement to other employees to 2% of the purchase price to a maximum of $2,000).

        Mr. Buley's relocation to Tennessee was completed in 2006 and the costs we incurred are reported in the "All Other Compensation" column of the Summary Compensation Table set forth in this prospectus.

        As an exception to the normal NEO relocation benefit, the Compensation Committee approved a one-time payment, which was subsequently grossed up to pay the tax cost of the benefit, to Ms. Lowe for miscellaneous expenses she incurred in her relocation to Tennessee. These expenses were in lieu of normal home sale assistance and personal goods shipping costs that Ms. Lowe did not incur in her relocation. The Compensation Committee believed that, based on the experience of moving other executives, had Ms. Lowe incurred these normal relocation costs, they would have been significantly in excess of this exception payment. The amount of the costs we incurred and the gross up are reported in the "All Other Compensation" column of the Summary Compensation Table set forth in this prospectus.

        The Compensation Committee also approved an exception payment to Ms. Guion to gross up the tax cost of relocation expenses she incurred that could not be deducted from her 2006 tax return, since her move to Tennessee did not occur until after the period in which these expenses could have been deducted. The amount of the costs we incurred and the gross up payment is reported in the "All Other Compensation" column of the Summary Compensation Table set forth in this prospectus.

        We also provide to each NEO other minor perquisites such as the opportunity to take an annual physical exam at our expense of up to $1,000, occasional tickets to certain sporting or other entertainment events, a holiday gift, and golf or spa events in connection with our strategic planning meeting. In addition, we believe that our officers' participation on non-profit boards and in community events serves as a positive reflection upon Dollar General and a great example of corporate leadership. Therefore, we support nonprofit organizations for which our officers actively serve as a board or committee member with a maximum total contribution for all charities for which they serve to equal no more than $5,000.

Compensation for Mr. Perdue

        As with the other NEOs, Mr. Perdue's compensation reflected an emphasis on achieving both short and long-term performance results. A substantial portion of his compensation was tied directly to our overall financial performance as well as to non-financial measures, including those derived from our mission statement.

        In March 2006, the Compensation Committee reviewed Mr. Perdue's performance against his previously established 2005 performance goals to determine his eligibility for a base salary increase. Those goals included measures relating to improvements in certain financial metrics (earnings per share, total sales growth, same store sales growth, operating margins, return on invested capital, free cash flow, inventory turns and return on assets), leadership development and succession, strategic planning, our growth, new concept development, distribution and capacity management, inventory management, shrink improvement, workplace improvements, turnover reduction and retention strategies, third party relationships (vendors, analysts, rating agencies, media), corporate governance and ethics, legal matters and internal controls. The Compensation Committee determined that under Mr. Perdue's leadership, Dollar General continued to remain true to each component of its mission of "Serving Others". Because the Compensation Committee was satisfied with Mr. Perdue's performance, Mr. Perdue was eligible in 2006 for both a salary increase and participation in the Teamshare plan to the extent that we achieved our net income goals.

        However, in anticipation of Mr. Perdue's employment contract expiration on March 31, 2007, in light of the plan to update all officer contracts effective April 1, 2006, in recognition of his performance and in order to send Mr. Perdue a clear and early message of the Board's intent to retain him, the Compensation Committee initiated discussions with Mr. Perdue concerning an early renewal or extension of his contract. These discussions culminated in the Board's September 18, 2006 approval of an extension of Mr. Perdue's employment contract from March 31, 2007 to March 31, 2008. The details of the extended contract are described under "Employment Agreements with NEOs".

        As a result, the Compensation Committee postponed a decision regarding Mr. Perdue's base salary and long-term incentive compensation at the regular executive compensation review session in March 2006. Rather, the Compensation Committee decided to include those decisions in the negotiation process relating to the contract extension.

        As described above, the net income performance level required to qualify for a minimum incentive payout was not met, and Mr. Perdue did not receive a Teamshare payout for 2006. The Compensation Committee considered whether Mr. Perdue should receive a discretionary bonus similar to the discretionary bonuses paid to other NEOs, giving particular weight to Mr. Perdue's request that he not receive a discretionary bonus in 2006. Accordingly, the Compensation Committee recommended that Mr. Perdue not receive a discretionary bonus, and the independent directors of the Board concurred.

        Mr. Perdue resigned from Dollar General effective July 6, 2007. We agreed to treat this resignation as being for "good reason" as defined in his employment agreement. Mr. Perdue executed a release and became entitled to certain severance payments and benefits which are triggered by a resignation for good reason under his employment agreement, subject to Mr. Perdue's continued compliance with certain terms of the employment agreement (including certain restrictive covenants set forth therein). He will also be entitled to payments under his SERP and the CDP. For more information, please see "Potential Payments Upon Termination or Change-In-Control" below.

Employment Agreements with NEOs

        The Compensation Committee authorized an employment contract with Mr. Perdue upon his hire in April 2003. Thereafter, beginning in 2004, the Compensation Committee began offering employment contracts to all officers including the other NEOs because it believed, based on benchmarking data, it was a common protection offered to NEOs at other comparable companies and because contracts were needed to lock-in members of a new management team to execute changes necessary to meet strategic objectives. The Compensation Committee also wanted to give standard protections to the NEOs as well as to Dollar General from a competitive standpoint should the NEO decide to leave our employ. In April 2006, the Compensation Committee approved revisions to each NEO's contract (other than Mr. Perdue) as follows:

  •
  Contract term changed to 3 years instead of 2 years per common competitive practice.

  •
  In addition to other severance payments and benefits, an additional lump sum payment equal to 2 times the annual employer contribution to participate in our medical, dental and vision benefits programs.

  •
  In addition to other severance, if any payments or benefits in connection with a change-in-control would be subject to excise tax under federal income tax rules, we have agreed to pay an additional amount to the NEO to cover the excise tax and any resulting taxes. However, if after receiving this payment, the NEO's after-tax benefit is not at least $25,000 more than it would be without this payment, then it will not be made and the severance and other benefits due will be reduced so that an excise tax is not incurred.

  •
  Change-in-control triggers revised to be more consistent with the stock plan triggers and to remove the exclusion from the change-in-control provisions ownership or acquisitions of our securities by Cal Turner, Jr., James Stephen Turner, members of their family or certain of their affiliates or associates.

  •
  Addition of Target, K-Mart, Walgreen's, Rite Aid and CVS to the list of named companies in the list of competitors for purposes of the non-compete provisions.

        In September 2006, the Compensation Committee also agreed to extend Mr. Perdue's contract to March 31, 2008 and approved certain other revisions to that contract. During the negotiations, the Compensation Committee relied on the assistance of Hewitt Associates for advice and competitive compensation information to ensure that the contract extension was in the best interests of Dollar General and our shareholders. The Compensation Committee also received internal and external legal advice on various technical matters relating to the contract extension and in documenting its terms. The terms of the contract extension included:

  •
  Base salary increase from $1.0 million to $1.1 million to approximate market median.

  •
  A grant of 365,000 RSUs that were scheduled to vest ratably over three years, but generally to become payable only after Mr. Perdue's employment with us ended. The Compensation Committee targeted an approximate economic value of $4.3 million, which was above the median of the market comparator group and general industry data provided by Hewitt, to induce Mr. Perdue to sign the contract extension. This above market compensation was provided in the form of equity rather than cash compensation to ensure that Mr. Perdue's interests were appropriately aligned with shareholders. The Compensation Committee chose to deliver the long-term economic value in RSUs because we were then preparing our November 2006 plans to revitalize our merchandising and real estate strategies and the Committee did not believe it appropriate to issue stock options to the CEO shortly in advance of the public announcement of that revitalization strategy. All of the RSUs vested and were cashed out as a result of the Merger as discussed above.

  •
  To make the contract consistent with all other officer contracts, added a provision requiring payment of severance benefits upon his resignation within 60 days after our failure to offer to renew the contract.

  •
  Removed the exclusion from the change-in-control provisions any ownership or acquisitions of our securities by Cal Turner, Jr., James Stephen Turner, members of their family or certain of their affiliates or associates.

  •
  Broadened the competitors list in the non-compete provision to include the same companies listed in the employment contracts of our executive vice presidents.

Severance and Change-in-Control Agreements

        As noted above, our NEOs entered into employment agreements with us, which agreements provide, among other things, for each NEO's rights upon a termination of employment. We believe that reasonable and appropriate severance and change-in-control benefits are appropriate to protect the employee against circumstances over which they have no control and as consideration for the promises of non-compete, non-solicit and non-interference that we require in our employment agreements. Furthermore, we believe change-in-control severance payments align executive and shareholder interests by enabling NEOs to evaluate a transaction in the best interests of our shareholders and our other constituents without undue concern over whether the transaction may jeopardize the NEO's own employment. In the case of a change-in-control, all equity awards outstanding prior to the Merger and all CDP/SERP Plan benefits are fully vested under a single trigger, but termination benefits have a double trigger that requires both a change-in-control and a loss of employment within two years after the event under various termination circumstances. Under our newly adopted equity Plan, (i) all time options will vest and become immediately exercisable as to 100% of the shares of common stock subject to such options immediately prior to a change in control and (ii) all performance options will vest and become immediately exercisable as to 100% of the shares of common stock subject to such options immediately prior to a change in control if as a result of the change of control, (x) investment funds affiliated with the Sponsor achieve a specified internal rate of return on 100% of their aggregate investment, directly or indirectly, in our equity securities (the "Sponsor Shares") and (y) the investment funds affiliated with the Sponsor earn a specified return on 100% of the Sponsor Shares; provided, however, that in the event that a change in control occurs wherein more than 50% but less than 100% of our common stock or our other voting securities or the common stock or other voting securities of Buck Holdings, L.P. is sold or otherwise disposed of, then, the performance options will become vested up to the same percentage of Sponsor Shares on which such investment funds earn a specified return and achieves a specified internal rate of return.

        A table detailing the compensation and benefit payments that would be made to our NEOs had their employment terminated due to the occurrence of one of various events as of February 2, 2007 is presented under "Potential Payments upon Termination or Change-in-Control" in this prospectus. The Merger constituted a change-in-control for purposes of our plans and arrangements.

Deductibility of NEO Compensation

        Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid in any fiscal year to an NEO that is not performance-based compensation. We believe that compensation paid in 2006 associated with stock options under our 1998 Stock Incentive Plan would generally be fully deductible for federal income tax purposes. However, in certain situations (such as time-vested RSUs and the discretionary bonus payment) the Compensation Committee approved compensation that did not meet these requirements in order to ensure competitive levels of total compensation for our NEOs. Section 162(m) was not a consideration with respect to 2007 compensation as our common stock is no longer publicly traded.

Summary Compensation Table
Fiscal 2006

        The following table summarizes compensation paid to or earned by our NEOs for fiscal 2006. None of our NEOs earned any non-equity incentive plan compensation in fiscal 2006.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)		All Other Compensation ($)		Total ($)
David A. Perdue, Chairman & Chief Executive Officer*	2006	1,037,540	—	1,472,904	87,582	677,541	(7)	151,448	(8)	3,427,015
David M. Tehle, Executive Vice President & Chief Financial Officer	2006	580,022	188,500	235,247	194,127	—		121,126	(9)	1,319,022
Beryl J. Buley, Division President, Merchandising, Marketing & Supply Chain	2006	575,022	186,875	183,223	180,669	—		273,801	(10)	1,399,590
Kathleen R. Guion, Division President, Store Operations & Store Development	2006	500,019	162,500	206,455	154,982	—		151,971	(11)	1,175,927
Challis M. Lowe, Executive Vice President, Human Resources	2006	404,182	133,250	130,813	117,933	—		174,322	(12)	960,500

*
Mr. Perdue resigned effective July 6, 2007.

(1)
All NEOs deferred a portion of their salaries under the CDP, which is included in the Nonqualified Deferred Compensation Table. Each NEO also contributed a portion of his or her salary to our 401(k) Plan.

(2)
We paid a one-time discretionary bonus to these NEOs for fiscal 2006.

(3)
Represents the expense associated with all outstanding awards of restricted stock and RSUs for which we recorded compensation expense during the fiscal year on a straight-line basis over the restriction period based on the market price of the underlying stock on the grant date. Each RSU represented the right to receive upon vesting one share of Dollar General common stock. We credited dividend equivalents to the RSU accounts as additional RSUs at the same rate as dividends paid to all of our shareholders. There were no forfeitures of restricted stock or RSUs held by the NEO during fiscal 2006. For more information regarding the assumptions used in the valuation of these awards, see Note 10 of the annual consolidated financial statements in this prospectus. As a result of the Merger, all outstanding RSU awards vested and, therefore, all compensation expense associated with such awards was recognized in 2007 in accordance with SFAS 123(R).

(4)
Represents the expense associated with all outstanding, unvested, non-qualified stock options for which we recognized compensation expense during fiscal 2006. Each option represented the right to purchase upon vesting and for the exercise price one share of Dollar General common stock. Option awards granted prior to February 4, 2006 were valued on the applicable grant date under the fair value method of SFAS 123 and under the fair value method of SFAS 123(R) for grants awarded after February 4, 2006 using the Black-Scholes option pricing model with the following assumptions:

	April 2, 2003	March 15, 2005	September 1, 2005	January 24, 2006	March 16, 2006
Expected dividend yield	.90%	.85%	.85%	1.0%	.82%
Expected stock price volatility	37.6%	27.4%	25.9%	24.7%	28.7%
Risk-free interest rate	2.04%	4.25%	3.71%	4.31%	4.7%
Expected life of options (years)	3.0	5.0	5.0	4.5	5.7
Exercise price	$12.68	$22.35	$18.51	$16.94	$17.54
Stock price on date of grant	$12.68	$22.35	$18.51	$16.94	$17.54

(5)
There were no forfeitures of options held by NEOs during fiscal 2006. For more information regarding the assumptions used in the valuation of these awards, see Note 10 of the annual consolidated financial statements in this prospectus. As a result of the Merger, all outstanding options vested and, therefore, all compensation expense associated with such awards was recognized in 2007 in accordance with SFAS 123(R).

(6)
We do not provide above market or preferential earnings on deferred compensation.

(7)
Represents the change in the actuarial present value of the accumulated benefit under Mr. Perdue's SERP from February 4, 2006 to February 2, 2007.

(8)
Includes $31,429 for premiums paid under our life insurance program, $7,406 for premiums paid under our disability insurance programs, $40,460 for our match contributions to the CDP, $11,417 for our match contributions to the 401(k) Plan, $29,575 for the reimbursement of taxes related to life and disability insurance premiums, and $31,161 which represents the incremental cost of providing certain perquisites, including $21,000 for an annual automobile allowance and other amounts, which individually did not equal the greater of $25,000 or 10% of total perquisites, for reimbursement of legal fees in connection with Mr. Perdue's SERP, tickets to sporting and other entertainment events, golf fees, and spa charges in connection with our annual strategic planning meeting. In addition, Mr. Perdue's spouse accompanied him on various business trips on our airplane which did not result in any incremental cost to us.

(9)
Includes $12,716 for premiums paid under our life insurance program, $2,699 for premiums paid under our disability insurance programs, $43,502 for our contributions to the SERP, $18,001 for our match contributions to the CDP, $11,000 for our match contributions to the 401(k) Plan, $10,587 for the reimbursement of taxes related to life and disability insurance premiums, and $22,621 which represents the incremental cost of providing certain perquisites, including $21,000 for an annual automobile allowance and other amounts, which individually did not equal the greater of $25,000 or 10% of total perquisites, for tickets to sporting and other entertainment events, a holiday gift of a Sony E-Reader, and spa charges in connection with our annual strategic planning meeting.

(10)
Includes $2,033 for premiums paid under our life insurance program, $1,507 for premiums paid under our disability insurance programs, $34,285 for our contributions to the SERP, $26,355 for our match contributions to the CDP, $2,396 for our match contributions to the 401(k) Plan, $1,423 for the reimbursement of taxes related to life and disability insurance premiums, $17,083 for the reimbursement of taxes related to relocation, and $188,719 which represents the incremental cost of providing certain perquisites, including $165,715 for amounts associated with relocation, $21,000 for an annual automobile allowance, and other amounts, which individually did not equal the greater of $25,000 or 10% of total perquisites, for tickets to sporting events, a holiday gift of a Sony E-Reader, golf charges in connection with our annual strategic planning meeting, and a medical physical examination. The aggregate incremental cost related to Mr. Buley's relocation amounts was calculated as follows: $102,075 due to the loss on resale and related expenses of selling his prior home, $6,536 due to lease cancellation fees, $14,985 for temporary living expenses, and $42,119 due to acquisition and moving costs in connection with his new home.

(11)
Includes $7,175 for premiums paid under our life insurance program, $3,333 for premiums paid under our disability insurance program, $22,501 for our contributions to the SERP, $14,001 for our match contributions to the CDP, $10,833 for our match contributions to the 401(k) Plan, $8,810 for the reimbursement of taxes related to life and disability insurance premiums, $15,172 for the reimbursement of taxes related to relocation, and $70,146 which represents the incremental cost of providing certain perquisites, including $42,188 for amounts associated with relocation, $21,000 for an annual automobile allowance and other amounts, which individually did not equal the greater of $25,000 or 10% of total perquisites, for tickets to sporting events, a holiday gift of a Sony

  E-Reader, spa charges in connection with our annual strategic planning meeting, an airline club fee, and a directed donation to a charity pursuant to the program discussed above under "Compensation Discussion & Analysis". The aggregate incremental cost related to Ms. Guion's relocation amounts was calculated as follows: $28,798 due to costs associated with the sale of her prior home and $13,390 due to acquisition and moving costs in connection with her new home.

(12)
Includes $1,449 for premiums paid under our life insurance program, $4,289 for premiums paid under our disability insurance program, $39,236 for our contributions to the SERP, $13,376 for our match contributions to the CDP, $6,834 for our match contributions to the 401(k) Plan, $6,728 for the reimbursement of taxes related to life and disability insurance premiums, $17,704 for the reimbursement of taxes related to relocation, $5,519 for reimbursement of taxes related to the personal use of a company-leased automobile, and $79,187 which represents the incremental cost of providing certain perquisites, including $49,230 for amounts associated with relocation, $23,072 for personal use of a company-leased vehicle, and other amounts, which individually did not equal the greater of $25,000 or 10% of total perquisites, for tickets to entertainment events, a holiday gift of a Sony E-Reader, spa charges in connection with our annual strategic planning meeting, a medical physical examination, and a directed donation to a charity pursuant to the program discussed under "Compensation Discussion & Analysis". The aggregate incremental cost related to Ms. Lowe's relocation amounts was calculated as follows: $40,000 as a miscellaneous cash allowance in lieu of moving household goods and $9,230 due to acquisition and moving costs in connection with her new home.

Grants of Plan-Based Awards During Fiscal 2006

        The table below sets forth information regarding grants of plan-based awards to our NEOs during fiscal 2006. There are no estimated possible payouts under equity incentive plan awards for fiscal 2006.

					All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)					Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
David A. Perdue		550,000	1,100,000	2,200,000	—	—	—	—
	9/18/06	—	—	—	365,000	—	—	5,204,900
David M. Tehle		188,500	377,000	754,000	—	—	—	—
	3/16/06	—	—	—	—	69,900	17.54	411,739
	3/16/06	—	—	—	10,600	—	—	185,924
Beryl J. Buley		186,875	373,750	747,500	—	—	—	—
	3/16/06	—	—	—	—	55,800	17.54	328,684
	3/16/06	—	—	—	8,400	—	—	147,336
Kathleen R. Guion		162,500	325,000	650,000	—	—	—	—
	3/16/06	—	—	—	—	55,800	17.54	328,684
	3/16/06	—	—	—	8,400	—	—	147,336
Challis M. Lowe		133,250	266,500	533,000	—	—	—	—
	3/16/06	—	—	—	—	50,000	17.54	294,520
	3/16/06	—	—	—	7,600	—	—	133,304

(1)
Represents possible threshold, target, and maximum payout levels for grants made under the Teamshare plan established under our Annual Incentive Plan. No amounts under this plan were earned by the NEOs in fiscal 2006.

(2)
Stock awards were grants of RSUs and option awards were grants of non-qualified stock options, all made pursuant to our 1998 Stock Incentive Plan.

Outstanding Equity Awards at 2006 Fiscal Year-End

        The table below sets forth information regarding outstanding equity awards held by our NEOs at the 2006 fiscal year-end. At that time, there were no securities underlying unexercised unearned options and no unearned shares, units or other rights that had not vested with respect to any equity incentive plan award. In connection with the Merger, outstanding stock options, restricted stock and RSUs became fully vested immediately prior to the closing of the Merger and were settled in cash, canceled or, in limited circumstances, exchanged for new options of Dollar General, as described below. Unless exchanged for new options, each NEO received an amount in cash, without interest and less applicable withholding taxes, equal to $22.00 less the exercise price of each option. Additionally, each restricted stock and RSU holder received $22.00 in cash, without interest and less applicable withholding taxes. Certain stock options held by our management were exchanged for new options to purchase common stock in Dollar General (the "Rollover Options"). The exercise price of the Rollover Options and the number of shares of common stock of Dollar General underlying the Rollover Options were adjusted as a result of the Merger. The Rollover Options otherwise continue under the terms of the equity plans under which they were issued.

	Option Awards
							Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable
Name					Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
David A. Perdue	1,000,000 —	(3)	— —		12.68 —	4/2/2013 —	— 475,581	(4)	— 8,194,261
David M. Tehle	— 15,750 52,600 62,800 —	(6) (7) (8)	69,900 47,250 — — —	(5) (6)	17.54 22.35 18.83 18.75 —	3/16/2016 3/15/2015 8/24/2014 8/9/2014 —	— — — — 22,427	(9)	— — — — 386,417
Beryl J. Buley	— 25,000 —	(10)	55,800 75,000 —	(5) (10)	17.54 16.94 —	3/16/2016 1/24/2016 —	— — 25,530	(11)	— — 439,882
Kathleen R. Guion	— 12,575 42,000 62,800 —	(6) (7) (12)	55,800 37,725 — — —	(5) (6)	17.54 22.35 18.83 20.63 —	3/16/2016 3/15/2015 8/24/2014 12/2/2013 —	— — — — 18,964	(13)	— — — — 326,750
Challis M. Lowe	— 10,500 —	(14)	50,000 31,500 —	(5) (14)	17.54 18.51 —	3/16/2016 9/1/2015 —	— — 18,016	(15)	— — 310,416

(1)
Includes the number of unvested shares underlying the dividend equivalent units credited to RSU accounts.

(2)
Based on the closing price of Dollar General's common stock on February 2, 2007 ($17.23).

(3)
These options became exercisable in three installments on April 2, 2004, April 2, 2005 and April 2, 2006.

(4)
Includes 31,546 shares of restricted stock that had been scheduled to vest in two equal installments on April 2, 2007 and April 2, 2008; 75,000 RSUs that had been scheduled to vest ratably in three installments on March 16, 2007, March 16, 2008 and March 16, 2009; and 365,000 RSUs that had been scheduled to vest ratably in three installments on September 18, 2007, September 18, 2008 and September 18, 2009.

(5)
These options became or were scheduled to become exercisable ratably in installments of 25% on March 16, 2007, March 16, 2008, March 16, 2009 and March 16, 2010.

(6)
These options became or were scheduled to become exercisable ratably in installments of 25% on March 15, 2006, March 15, 2007, March 15, 2008 and March 15, 2009.

(7)
These options became exercisable in installments of 25% on August 24, 2005 and 75% on February 3, 2006.

(8)
These options became exercisable in installments of 25% on August 9, 2005 and 75% on February 3, 2006.

(9)
Includes 5,000 shares of restricted stock that had been scheduled to vest on August 9, 2007; 2,200 RSUs that had been scheduled to vest on August 24, 2007; 4,333 RSUs that had been scheduled to vest ratably in two installments on March 15, 2007 and March 15, 2008; and 10,600 RSUs that had been scheduled to vest ratably in three installments on March 16, 2007, March 16, 2008 and March 16, 2009.

(10)
These options became or were scheduled to become exercisable ratably in installments of 25% on January 24, 2007, January 24, 2008, January 24, 2009 and January 24, 2010.

(11)
Includes 16,800 RSUs that had been scheduled to vest in two equal installments on January 24, 2008 and January 24, 2009; and 8,400 RSUs that had been scheduled to vest in three equal installments on March 16, 2007, March 16, 2008 and March 16, 2009.

(12)
These options became exercisable in installments of 25% on December 2, 2004 and December 2, 2005 and 50% on February 3, 2006.

(13)
Includes 6,733 RSUs that had been scheduled to vest on August 24, 2007; 3,466 RSUs that had been scheduled to vest ratably in two installments on March 15, 2007 and March 15, 2008; and 8,400 RSUs that had been scheduled to vest ratably in three installments on March 16, 2007, March 16, 2008 and March 16, 2009.

(14)
These options became or were scheduled to become exercisable in installments of 25% on September 1, 2006, September 1, 2007, September 1, 2008 and September 1, 2009.

(15)
Includes 10,133 RSUs that were scheduled to vest ratably in two installments on September 1, 2007 and September 1, 2008; and 7,600 RSUs that were scheduled to vest ratably in three installments on March 16, 2007, March 16, 2008 and March 16, 2009.

Option Exercises and Stock Vested During Fiscal 2006

        The table below provides information regarding the value realized by our NEOs upon the exercise of stock options and the vesting of stock awards during fiscal 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
David A. Perdue	—	—	41,000	721,183
David M. Tehle	—	—	9,430	133,206
Beryl J. Buley	—	—	8,510	146,199
Kathleen R. Guion	—	—	8,616	116,305
Challis M. Lowe	—	—	5,125	64,631

(1)
Includes the number of shares underlying dividend equivalents that vested in conjunction with the vesting of the related RSUs.

(2)
The value realized is based on the closing market price of the underlying stock on the applicable vesting dates.

Pension Benefits
Fiscal 2006

        We provided retirement benefits to Mr. Perdue under an unfunded, non-qualified defined benefit pension plan, or SERP. As a result of the Merger, which constituted a Change in Control under the terms of the SERP and the grantor trust agreement, and Mr. Perdue's subsequent resignation, Mr. Perdue became 100% vested in his SERP account and the actuarial equivalent of the lump sum value of Mr. Perdue's accrued benefit was funded to the grantor trust. The table below shows the present value as of February 2, 2007 of accumulated benefits payable to Mr. Perdue, including the number of years of credited service earned by him as of that date, under his SERP. The material terms of Mr. Perdue's SERP are discussed following the table.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
David A. Perdue	Supplemental Executive Retirement Plan for David A. Perdue	6	1,848,238	—

(1)
Mr. Perdue joined Dollar General on April 2, 2003 and had three actual years of employment service as of February 2, 2007. Mr. Perdue received two years of credited service for vesting and benefit accrual purposes for each of these years of employment.

(2)
Represented the actuarial present value as of February 2, 2007 of the benefit computed as of the same pension plan measurement date, discount rate, and lump sum interest rate used for financial statement reporting purposes. No pre-retirement decrements were assumed. The benefit was calculated assuming Mr. Perdue retired at age 60, the earliest age he could retire without a penalty for early commencement. The actuarial present value of the additional three years of credited service earned under the two-for-one crediting agreement for Mr. Perdue's first three years of employment was $924,199.

        Mr. Perdue's SERP provided an annual normal retirement benefit equal to 25% of "final average compensation" upon retirement on or after his "normal retirement date", payable as a joint and 50% spouse annuity assuming the spouse is the same age as Mr. Perdue. Mr. Perdue could elect to receive his benefit as a lump sum or any annuity form that is the actuarial equivalent of the normal retirement benefit.

        Mr. Perdue's benefit was based on early retirement eligibility after 10 years of credited service, with benefits prorated based on actual credited service divided by 15 if Mr. Perdue retired with less than 15 years of credited service. The benefit was reduced 5% for each year or portion thereof that Mr. Perdue retired before age 60.

        Since Mr. Perdue resigned for good reason within 2 years of a change-in-control (as defined in the SERP), he is entitled to a benefit based on his years of credited service earned at the time of termination plus 5 additional years of credited service, subject to the SERP maximum of 15 years. The total years of credited service used to calculate Mr. Perdue's benefit was 14. Mr. Perdue's base salary and "applicable annual bonus" were deemed to be paid during the 5 additional years of credited service for the purpose of calculating his "final average compensation".

        Mr. Perdue's SERP account was paid following a 6 month deferral in payment as required by tax law.

        "Applicable annual bonus" is the greater of the actual bonus paid for the immediately preceding fiscal year or the target annual bonus for the current fiscal year.

        "Final average compensation" is calculated as Mr. Perdue's base salary plus his incentive "Teamshare" bonus earned in a fiscal year for the highest 3 consecutive fiscal years of credited service out of the last 10 preceding retirement or termination of employment. For the purpose of his benefit calculation, Mr. Perdue's final average compensation was $2,266,000.

        For the purpose of calculating Mr. Perdue's accumulated benefit, "normal retirement date" is the first of the month coincident with or next following the later of the date Mr. Perdue attains age 60 or is credited with 15 years of credited service.

        We had established a grantor trust that provided for assets in connection with Mr. Perdue's SERP to be placed in the trust upon a change-in-control (as defined in the grantor trust) of Dollar General. The trust's assets were subject to the claims of Dollar General's creditors. The trust also provided for a distribution to Mr. Perdue to pay certain taxes in the event he is taxed in connection with the funding of the trust and to apply interest at the rate of 6% per annum in the event payment is delayed due to Section 409A of Code. As a result of the Merger, and since the payment was determined to be subject to 409A delay, a deposit of $6,208,962 was made to the trust representing the lump sum and interest value of Mr. Perdue's benefit. This was paid to Mr. Perdue on January 7, 2008.

Nonqualified Deferred Compensation
Fiscal 2006

        As discussed above, we offer a CDP/SERP Plan to certain key employees, including the NEOs. Mr. Perdue was not eligible to participate in the SERP portion of the CDP/SERP Plan due to his participation in his individualized SERP discussed under "Pension Benefits" above. Information regarding the NEOs' participation in the CDP/SERP Plan is included in the following table. The material terms of the CDP/SERP Plan are described after the table.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
David A. Perdue	51,877	40,460	27,685	—	342,013	(3)
David M. Tehle	40,602	61,503	13,636	—	208,014	(4)
Beryl J. Buley	28,751	60,640	7,476	—	101,659	(5)
Kathleen R. Guion	25,001	36,502	17,294	—	189,459	(6)
Challis M. Lowe	38,885	52,611	4,583	—	100,591

(1)
Reported as "Salary" in the Summary Compensation Table.

(2)
Reported as "All Other Compensation" in the Summary Compensation Table.

(3)
Includes the following amounts reported in the Summary Compensation Table in the proxy statement for the fiscal years indicated: $94,670 in 2005; $84,253 in 2004; and $7,500 in 2003.

(4)
Includes the following amounts reported in the Summary Compensation Table in the proxy statement for the fiscal years indicated: $84,387 in 2005; and $3,333 in 2004.

(5)
Includes $4,792 reported in the Summary Compensation Table in the proxy statement for fiscal 2005.

(6)
Includes the following amounts reported in the Summary Compensation Table in the proxy statement for the fiscal years indicated: $43,168 in 2005; and $57,689 in 2004.

        Pursuant to the CDP, participants may annually elect to defer up to 65% of base salary and up to 100% of bonus pay. Participants make deferral elections in November of each year for amounts to be earned in the following year. We currently match base pay deferrals at a rate of 100%, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary deferred into the 401(k) plan. All participants are 100% vested in all compensation and matching deferrals and earnings on those deferrals.

        Pursuant to the SERP, we make an annual contribution equal to a certain percentage of a participant's annual salary and bonus to all participants who are actively employed in an eligible job grade on January 1 and continue to be employed as of December 31 of a given year. The contribution percentage is based on age, years of service and job grade. The 2006 contribution percentage for each eligible NEO was 7.5% (Mr. Tehle); 4.5% (Mr. Buley); 4.5% (Ms. Guion); and 7.5% (Ms. Lowe). As a result of the Merger which constituted a "change in control" under the CDP/SERP Plan, all previously unvested SERP amounts vested on July 6, 2007. For newly eligible SERP participants after July 6, 2007, SERP amounts vest at the earlier of the participant's attainment of age 50 or the participant's being credited with 10 or more "years of service", or upon termination of employment due to death or "total and permanent disability" or upon a "change in control," all as defined in the CDP/SERP Plan.

        The amounts deferred or contributed to the CDP/SERP Plan are credited to a liability account, which is then invested at the participant's option in either an account that mirrors the performance of a fund or funds selected by the Compensation Committee or its delegate (the "Mutual Fund Options") or, prior to the Merger, in an account that mirrors the performance of our common stock (the "Common Stock Option"). A participant who ceases employment when he is credited with at least 10 years of service or after he has reached age 50 and whose CDP account balance or SERP account balance exceeds $25,000 may elect for that account balance to be paid in cash by (a) lump sum, (b) monthly installments over a 5, 10 or 15-year period or (c) a combination of lump sum and installments. Otherwise, payment is made in a lump sum. The vested amount will be payable at the time designated by the Plan upon the participant's termination of employment or retirement. A participant's CDP/SERP benefit normally is payable in the following February if he or she ceases employment during the first 6 months of a calendar year or is payable in the following August if he or she ceases employment during the last 6 months of a calendar year. However, participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is no sooner than 5 years after the end of the year in which amounts are deferred. In addition, a participant who is actively employed may request to receive an "unforeseeable emergency hardship" in-service lump sum distribution of vested amounts credited to his CDP account. Account balances deemed to be invested in the Mutual Fund Options are payable in cash and, prior to the Merger, account balances deemed to be invested in the Common Stock Option were payable in shares of Dollar General common stock and cash in lieu of fractional shares.

        As a result of the Merger, the CDP/SERP Plan liabilities were fully funded into an irrevocable rabbi trust. All account balances deemed to be invested in the Common Stock Option were liquidated at a value of $22.00 per share and the proceeds were mapped to an existing Mutual Fund Option within the Plan.

Potential Payments upon Termination or Change-in-Control

        The tables below reflect potential payments to each of our NEOs in various termination and change-in-control scenarios based on compensation, benefit and equity levels in effect on February 2, 2007. The amounts shown assume that the termination was effective as of February 2, 2007. For stock valuations, we have assumed that the price per share is the closing market price of our stock on February 2, 2007 ($17.23). The amounts shown are merely estimates. We cannot determine the actual amounts to be paid until the time of the NEO's service termination. The discussion below regarding Mr. Perdue explains the amounts set forth in the accompanying table under all termination scenarios. However, Mr. Perdue's employment actually terminated effective July 6, 2007. We agreed to treat this resignation as being for "good reason" as defined in his employment agreement. In addition, the Merger constituted a change-in-control for purposes of our plans and other arrangements with our NEOs.

Payments Regardless of Manner of Termination

        Regardless of the termination scenario, the NEO (other than Mr. Perdue) will receive any earned but unpaid base salary through the service termination date, along with any other benefits owed under any of our plans or agreements covering the officer as governed by the terms of that plan or agreement. These benefits include vested amounts in the CDP/SERP Plan discussed after the Nonqualified Deferred Compensation Table in this prospectus.

        Regardless of the manner in which Mr. Perdue's employment terminates, but subject to any 6-month delay in payment required for tax law purposes, he will receive a lump sum payment equal to any earned but unpaid base salary through his service termination date, any accrued expenses and vacation pay and, unless he elected a different payout in a prior deferral election, any compensation previously deferred along with accrued interest and earnings. This payment will be made in accordance with our normal payroll cycle and procedures and in due course, rather than in a lump sum, in the event Mr. Perdue is terminated for cause as discussed under "Payments Upon Involuntary Termination" below. He also will receive timely payment or provision of any other accrued amounts or benefits required to be paid or provided or which he is eligible to receive under any of our plans, practices or agreements. These benefits include amounts payable pursuant to his SERP described after the Pension Benefits table in this prospectus and his CDP benefit discussed above after the Nonqualified Deferred Compensation Table.

        The tables below exclude any amounts payable to the NEO to the extent that they are available generally to all salaried employees and do not discriminate in favor of our executive officers.

        Mr. Perdue will forfeit any unpaid amounts he otherwise would be entitled to receive upon termination of his employment if he breaches any provision of his employment agreement, including breach of any business protection provisions. These business protection provisions include the following obligations:

  •
  He must maintain the confidentiality of our (a) trade secrets as long as the information remains a trade secret and (b) confidential information for 2 years after his service termination date.

  •
  For 2 years after his service termination date, Mr. Perdue may not actively recruit or induce certain of our employees to cease employment with us or engage that person's services in any business substantially similar to or competitive with that in which we were engaged during Mr. Perdue's employment.

  •
  For 2 years after his service termination date, Mr. Perdue may not accept or work in a "competitive position" within any state in which we maintain stores at the time of his termination date or any state in which we have specific plans to open stores within 6 months of that date. For this purpose, "competitive position" means any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between Mr. Perdue and any person engaged wholly or in material part in the business in which we are engaged, including but not limited to Wal-Mart, Target, K-Mart, Walgreen's, Rite-Aid, CVS, Family Dollar Stores, Fred's, the 99 Cents Stores and Dollar Tree Stores, or any person then planning to enter the deep discount consumable basics retail business, if Mr. Perdue is required to perform services for that person which are substantially similar to those he provided or directed at any time while employed by us.

  •
  Mr. Perdue may not engage in any communications which disparage Dollar General or interfere with our existing or prospective business relationships.

Payments Upon Termination Due to Retirement

        In the event of retirement, in addition to the items identified under "Payments Regardless of Manner of Termination" above, all unvested equity grants will be forfeited, vested stock options generally may be exercised for 3 years from the service termination date unless the options expire earlier, and vested RSUs will settle in due course. To be entitled to the extended option exercise period, the retirement must occur on or after the NEO reaches the age of 65 or, with our express consent, prior to age 65 in accordance with any applicable early retirement policy then in effect or as may be approved by our Compensation Committee. The enhancement of Mr. Perdue's SERP benefit upon retirement is discussed above following the Pension Benefits Table.

Payments Upon Termination Due to Death or Disability

        In the event of death or disability, in addition to the items identified under "Payments Regardless of Manner of Termination" above:

  •
  With respect to each NEO other than Mr. Perdue, all unvested equity grants will be forfeited, vested stock options generally may be exercised for 3 years from the service termination date unless the options expire earlier, and vested RSUs will settle in due course.

  •
  With respect to Mr. Perdue, the vesting of all equity grants will accelerate, vested stock options may be exercised for 1 year from the date of death or, in the event of disability, for 3 years from the service termination date, in each case unless the options expire earlier, and vested RSUs will settle in due course.

  •
  In the event of termination due to disability:

  •
  We treat Mr. Perdue as employed, solely for purposes of his non-qualified defined benefit pension plan, or SERP, during the period of disability until he is entitled to the full 25% SERP benefit and his SERP benefit is payable on an unreduced basis.

  •
  In determining his base salary and bonus for the additional credited years of service for purposes of calculating his final average compensation for his SERP, we use his base salary on the termination date and the greater of his actual annual incentive bonus earned in the last fiscal year prior to the termination date or his target annual incentive bonus for the fiscal year in which the termination date occurs.

  •
  Mr. Perdue's SERP benefit is payable commencing upon his SERP normal retirement date.

  •
  In the event of death, the NEO's beneficiary will receive payments under our group life insurance program in an amount, up to a maximum of $3 million, equal to 2.5 times the NEO's annual base salary. We have excluded from the tables below amounts that the NEO would receive under our disability insurance program since the same benefit level is provided to all of our salaried employees.

  •
  In the event of the NEO's disability, the CDP/SERP Plan benefit becomes fully vested and is payable in a lump sum within 60 days after the end of the calendar quarter in which we receive notification of the determination of the NEO's disability by the Social Security Administration.

  •
  In the event of the NEO's death, the NEO's CDP/SERP Plan benefit becomes fully vested and is payable in a lump sum within 60 days after the end of the calendar quarter in which the NEO's death occurs.

  •
  In the event of Mr. Perdue's death while an employee and after becoming eligible for early or normal retirement under the SERP, his SERP benefit will commence to be paid as of the first of the calendar month following his death determined as though he had retired on the date of death.

        For purposes of the NEOs' employment agreements and Mr. Perdue's SERP, "disability" means the employee must be disabled for purposes of our long-term disability insurance plan or, if no plan is in effect or if that plan is not applicable, the employee's inability to perform the functions of his or her regular duties and responsibilities. For purposes of the CDP/SERP Plan, disability means total and permanent disability for purposes of entitlement to Social Security disability benefits.

Payments Upon Voluntary Termination

        The payments to be made to an NEO upon voluntary termination vary depending upon whether the NEO resigns with or without "good reason" or after our failure to offer to renew, extend or replace the NEO's employment agreement under certain circumstances. For purposes of each NEO, "good reason" means (as more fully described in the applicable employment agreement):

  •
  a reduction in base salary or target bonus level;

  •
  our material breach of the employment agreement; or

  •
  the failure of any successor to all or substantially all of our business and/or assets to assume and agree to perform the employment agreement.

        In addition to the reasons identified above, for purposes of each NEO other than Mr. Perdue "good reason" means (as more fully described in the applicable employment agreement):

  •
  our failure to continue any significant compensation plan or benefit without replacing it with a similar plan or a compensation equivalent (except for across-the-board changes or terminations similarly affecting at least 95% of all of our executives);

  •
  relocation of our principal executive offices outside of the middle-Tennessee area or basing the officer anywhere other than our principal executive offices; or

  •
  assignment of duties inconsistent, or the significant reduction of the title, powers and functions associated, with the NEO's position, unless it results from our restructuring or realignment of duties and responsibilities for business reasons that leaves the NEO at the same compensation and officer level and with similar responsibility levels or results from the NEO's failure to meet performance criteria, all without the NEO's written consent.

        In addition to the reasons identified above applicable to all NEOs, for purposes of Mr. Perdue "good reason" means (as more fully described in his employment agreement):

  •
  assignment to duties inconsistent in any material respect with his position, authority, or responsibilities in effect on April 2, 2003, or any other action which demonstrably diminishes his position, authority, or responsibilities, all without his written consent; or

  •
  our failure to continue any pension or compensation arrangement in which Mr. Perdue participates or the elimination of his participation in any of those plans (except for across-the-board plan changes or terminations similarly affecting at least 95% of all of our executives, excluding Mr. Perdue's SERP).

        For NEOs other than Mr. Perdue, no event will constitute "good reason" if we cure the claimed event within 30 days after receiving notice from the NEO. For Mr. Perdue, no event will constitute "good reason" unless he notifies our Board within 90 days of the occurrence of the circumstance he believes constitutes good reason or if we cure the claimed event (other than the failure of a successor to assume his agreement) within 30 days of that notice.

        Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement.    In the event the NEO resigns with good reason or within 60 days of our failure to offer to renew, extend or replace the NEO's employment agreement before, at or within 60 days after the end of the agreement's term (unless we enter into a mutually acceptable severance arrangement or, in the case of an NEO other than Mr. Perdue, the resignation is a result of the NEO's voluntary retirement or termination or, in the case of Mr. Perdue, the resignation is the result of his voluntary retirement at or after age 62), in addition to the items identified under "Payments Regardless of Manner of Termination" above:

  •
  With respect to each NEO other than Mr. Perdue, all unvested equity grants will be forfeited, vested stock options generally may be exercised for 3 months from the service termination date unless the options expire earlier, and vested RSUs will settle in due course.

  •
  With respect to Mr. Perdue, the vesting of all equity grants will accelerate if he executes a release of certain claims against us and our affiliates in the form attached to his employment agreement, vested stock options may be exercised for 3 months from the service termination date unless the options expire earlier, and vested RSUs will settle in due course.

  •
  The NEO (other than Mr. Perdue) will receive, subject to any 6-month delay in payment required for tax law compliance, the following upon the execution of a release of certain claims against us and our affiliates in the form attached to the NEO's employment agreement:

  •
  Continuation of base salary for 24 months payable in accordance with our normal payroll cycle and procedures.

  •
  A lump sum payment equal to 2 times the NEO's target incentive bonus and 2 times our annual contribution for the NEO's participation in our medical, dental and vision benefits program.

  •
  Outplacement services, at our expense, for 1 year or, if earlier, until other employment is secured.

  Subject to any applicable prohibition on acceleration of payment under Section 409A of the Internal Revenue Code, we may, at any time and in our sole discretion, elect to make a lump-sum payment of all these amounts, or all remaining amounts, due as a result of this type of termination.

  •
  Mr. Perdue will receive the following, subject to any 6-month delay in payment required for tax law compliance, if he executes a release of certain claims against us and our affiliates in the form attached to his employment agreement:

  •
  An amount, payable ratably over a 24 month period in accordance with our normal payroll cycle and procedures, equal to 2.5 times the sum of his annual base salary and the greater of his actual annual incentive bonus earned in the fiscal year immediately prior to his service termination date or his target incentive bonus for the fiscal year in which his employment terminated. Subject to any applicable prohibition on payment acceleration under Section 409A of the Internal Revenue Code, we may, at any time and in our sole discretion, make a lump sum payment of all or the remaining portion of this amount.

  •
  For 30 months after his termination date, we will pay the premium for his participation in our retiree medical plan, if any, in accordance with his elected coverage in place at the time of his termination or, at his request we will pay for or provide medical benefits no less favorable than our retiree medical benefits in effect as of April 2, 2003. We also will gross-up our payment of those premiums to the extent they are taxable to Mr. Perdue.

  •
  We will credit Mr. Perdue with 5 additional years of continuous service under his SERP. In determining his base salary and bonus for the additional credited years of service for purposes of calculating his final average compensation, we use his base salary on his termination date and the greater of his actual annual incentive bonus earned in the last fiscal year prior to his termination date or his target annual incentive bonus for the fiscal year in which his service termination date occurs.

        The NEO (other than Mr. Perdue) will forfeit any unpaid severance amounts upon a material breach of any continuing obligation under the employment agreement or the release, which include (in addition to those contained in the 1st and 3rd bullet points with respect to Mr. Perdue's continuing obligations under "Payments Regardless of Manner of Termination" above):

  •
  For 2 years following the service termination date, the NEO may not actively recruit or induce any of our exempt employees to cease employment with us.

  •
  For 2 years following the service termination date, the NEO may not solicit or communicate with any person who has a business relationship with us and with whom the NEO had contact while employed by us, if that contact would likely interfere with our business relationships or result in an unfair competitive advantage over us.

  •
  The NEO may not engage in any communications to persons outside Dollar General which disparages Dollar General or interferes with our existing or prospective business relationships.

        Voluntary Termination without Good Reason.    In the event the NEO resigns without good reason, in addition to the items identified under "Payments Regardless of Manner of Termination" above, all unvested equity grants will be forfeited, vested stock options generally may be exercised for 3 months from the service termination date unless the options expire earlier, and vested RSUs will settle in due course.

Payments Upon Involuntary Termination

        The payments to be made to an NEO upon involuntary termination vary depending upon whether termination is for or without "cause". For purposes of each NEO, "cause" means (as more fully described in the applicable employment agreement):

  •
  Attendance at work in a state of intoxication or in possession of any prohibited drug or substance which would amount to a criminal offense; or

  •
  Assault or other act of violence (with respect to Mr. Perdue, occurring in the course of employment).

        In addition to the reasons identified above, for purposes of the NEOs other than Mr. Perdue, "cause" means (as more fully described in the applicable employment agreement):

  •
  any act involving fraud or dishonesty;

  •
  any material breach of any SEC or other law or regulation or any Dollar General policy governing securities trading or inappropriate disclosure or "tipping";

  •
  any activity or public statement, other than as required by law, that prejudices Dollar General or reduces our good name and standing or would bring Dollar General into public contempt or ridicule; or

  •
  conviction of, or plea of guilty or nolo contendre to, any felony whatsoever or any misdemeanor that would preclude employment under our hiring policy.

        In addition to the reasons identified in the first paragraph above applicable to all NEOs (including Mr. Perdue), for Mr. Perdue "cause" means any of the reasons below, as determined by at least 3/4 of our entire Board after giving Mr. Perdue and his attorney an opportunity to respond (and as more fully explained in his employment agreement):

  •
  any act involving fraud or a violation of securities trading regulations or any act resulting in an SEC investigation which, in each case, the Board determines materially adversely affects us or Mr. Perdue's ability to perform his duties;

  •
  conviction of any felony or misdemeanor involving moral turpitude; or

  •
  with limited exceptions, Mr. Perdue's continued failure to perform substantially his duties after receipt of written demand by the Board for substantial performance.

        For purposes of determining treatment of an NEO's equity awards, "cause" means, to the extent that our Compensation Committee determines that it is directly and materially harmful to our business or reputation:

  •
  a felony conviction or the failure to contest prosecution of a felony; or

  •
  willful misconduct or dishonesty.

        Involuntary Termination for Cause.    In the event the NEO is involuntarily terminated for cause, in addition to the items identified under "Payments Regardless of Manner of Termination" above, all unvested equity grants, as well as all vested but unexercised stock options, will be forfeited and all vested but unpaid RSUs will be forfeited except for Mr. Perdue's vested but unpaid restricted stock units which will settle in due course.

        Involuntary Termination without Cause.    In the event the NEO is involuntarily terminated without cause, the NEO's equity grants will be treated as described under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above. In addition, each NEO will receive the applicable payments and benefits listed under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above.

Payments Upon Termination After a Change-in-Control

        All unvested equity grants accelerate automatically upon a change-in-control (as defined in our 1998 Stock Incentive Plan) regardless of whether the NEO's employment terminates, and all CDP/SERP Plan benefits become fully vested upon a change-in-control (as defined in our CDP/SERP Plan). In addition, under our 1998 Stock Incentive Plan, the Compensation Committee may accelerate the vesting of all unvested equity grants in the event of a potential change-in-control (as defined in our 1998 Stock Incentive Plan).

        In the event the NEO is involuntarily terminated without cause or resigns for good reason within 2 years of a change-in-control, in addition to the items identified under "Payments Regardless of Manner of Termination" above, the NEO will receive the following upon execution of a release of certain claims against us and our affiliates in the form attached to the NEO's employment agreement:

  •
  Each NEO other than Mr. Perdue will receive a lump sum payment equal to 2 times the NEO's annual base salary plus 2 times the NEO's target incentive bonus, each as in effect immediately prior to the change-in-control, plus 2 times our annual contribution for the NEO's participation in our medical, dental and vision benefits program. The NEO also will receive outplacement services, at our expense, for 1 year or, if earlier, until other employment is secured.

  •
  Mr. Perdue will receive a lump sum payment equal to 3 times the sum of his annual base salary in effect on his service termination date and the greater of his actual annual incentive bonus earned in the last fiscal year prior to his termination date or his target annual incentive bonus for the fiscal year in which the termination occurs. In addition, for 36 months after his termination date, we will pay the premium for his participation in our retiree medical plan, if any, in accordance with his elected coverage in place on his termination date (no retiree medical plan is currently in place so this benefit is not reflected in the table below regarding Mr. Perdue). We will also gross-up our payment of those premiums to the extent they are taxable to Mr. Perdue.

  •
  We also will credit Mr. Perdue with 5 additional years of continuous service under his SERP. In determining his base salary and bonus for these additional years for purposes of calculating final average compensation, we use his base salary on his termination date (or, if higher, at the time immediately prior to the change-in-control) and the greater of his actual annual incentive bonus earned in the last fiscal year prior to his termination date or his target annual incentive bonus for the fiscal year in which the termination occurs.

        If any payments or benefits in connection with a change-in-control would be subject to the excise tax under federal income tax rules, we will pay an additional amount to the NEO to cover the excise tax and any resulting taxes. However, if after receiving this payment the NEO's after-tax benefit is not at least $25,000 more than it would be without this payment, then it will not be made and the severance and other benefits due will be reduced so that an excise tax is not incurred.

        A "change-in-control" generally is deemed to occur (as more fully described in our 1998 Stock Incentive Plan, CDP/SERP Plan and in the employment agreements):

  •
  if any person (other than Dollar General or any of our employee benefit plans) acquires 35% or more of our voting securities (other than as a result of our issuance of securities in the ordinary course of business);

  •
  for purposes of our 1998 Stock Incentive Plan and our CDP/SERP Plan, if a majority of our Board members at the beginning of any consecutive 2-year period are replaced within that period without the approval of at least 2/3 of our Board members who served as directors at the beginning of the period; for all other purposes, if a majority of our Board members as of the effective date of the applicable NEO's employment agreement (or, for Mr. Perdue, as of the effective date of the first amendment to his employment agreement) are replaced without the approval of at least 75% of our Board members who served as directors on that effective date or are replaced, even with this 75% approval, by persons who initially assumed office as a result of an actual or threatened election contest or other actual or threatened proxy solicitation other than by our Board; or

  •
  upon the consummation of a merger, other business combination or sale of assets of, or cash tender or exchange offer or contested election with respect to, Dollar General if less than 65% (less than a majority, for purposes of our 1998 Stock Incentive Plan and our CDP/SERP Plan) of our voting securities are held after the transaction in the aggregate by holders of our securities immediately prior to the transaction.

        For purposes of our 1998 Stock Incentive Plan, a "potential change-in-control" generally is deemed to occur (as more fully described in that Plan):

  •
  if our shareholders approve an agreement which, if consummated, would result in a change-in-control, as described above; or

  •
  if any person (other than Dollar General or any of our employee benefit plans) acquires 5% or more of our voting securities (other than as a result of our issuance of securities in the ordinary course of business).

Payments to Named Executive Officers Upon Occurrence of Various Termination Events
As of February 2, 2007

Name	Voluntary Without Good Reason	Involuntary Without Cause or Voluntary With Good Reason	Involuntary With Cause	Death	Disability	Retirement	Change-in- Control
David A. Perdue
Vested Options Prior To Event	$4,550,000	$4,550,000	$0	$4,550,000	$4,550,000	$4,550,000	$4,550,000
Vesting of Options Due to the Event	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Vesting of Restricted Stock & RSUs Due to the Event	$0	$8,194,261	$0	$8,194,261	$8,194,261	$0	$8,194,261
SERP Benefits Prior to the Event	$0	$0	$0	$0	$0	$0	$0
SERP Benefits Due to the Event	$0	$5,339,133	$0	$0	$4,289,726	$0	$5,339,133
Deferred Comp Plan Balance Prior to and After the Event	$355,357	$355,357	$355,357	$355,357	$355,357	$355,357	$355,357
Cash Severance	$0	$5,500,000	$0	$0	$0	$0	$6,600,000
Health & Welfare Continuation Payment	$0	$22,146	$0	$0	$0	$0	$0
Health & Welfare Continuation Gross-Up Payment To IRS	$0	$12,703	$0	$0	$0	$0	$0
Section 280(G) Excise Tax & Gross-Up Payment to IRS	N/A	N/A	N/A	N/A	N/A	N/A	$5,558,738
Life Insurance Proceeds	N/A	N/A	N/A	$2,750,000	N/A	N/A	N/A
Total	$4,905,357	$23,973,600	$355,357	$15,849,618	$17,389,344	$4,905,357	$30,597,489
David M. Tehle
Vested Options Prior To Event	$0	$0	$0	$0	$0	$0	$0
Vesting of Options Due to the Event	$0	$0	$0	$0	$0	$0	$0
Vesting of Restricted Stock & RSUs Due to the Event	$0	$0	$0	$0	$0	$0	$386,400
SERP Benefits Prior to the Event	$95,114	$95,114	$95,114	$95,114	$95,114	$95,114	$95,114
SERP Benefits Due to the Event	$0	$0	$0	$0	$0	$0	$0
Deferred Comp Plan Balance Prior to and After the Event	$113,082	$113,082	$113,082	$113,082	$113,082	$113,082	$113,082
Cash Severance	$0	$1,914,000	$0	$0	$0	$0	$1,914,000
Health & Welfare Continuation Payment	$0	$17,168	$0	$0	$0	$0	$17,168
Outplacement	$0	$15,000	$0	$0	$0	$0	$15,000
Section 280(G) Excise Tax & Gross-Up Due to the Event	N/A	N/A	N/A	N/A	N/A	N/A	$0
Life Insurance Proceeds	N/A	N/A	N/A	$1,450,000	N/A	N/A	N/A
Total	$208,196	$2,154,364	$208,196	$1,658,196	$208,196	$208,196	$2,540,764

Name	Voluntary Without Good Reason	Involuntary Without Cause or Voluntary With Good Reason	Involuntary With Cause	Death	Disability	Retirement	Change-in- Control
Beryl J. Buley
Vested Options Prior To Event	$7,250	$7,250	$0	$7,250	$7,250	$7,250	$7,250
Vesting of Options Due to the Event	$0	$0	$0	$0	$0	$0	$21,750
Vesting of Restricted Stock & RSUs Due to the Event	$0	$0	$0	$0	$0	$0	$439,882
SERP Benefits Prior to the Event	$0	$0	$0	$0	$0	$0	$0
SERP Benefits Due to the Event	$0	$0	$0	$0	$0	$0	$34,285
Deferred Comp Plan Balance Prior to and After the Event	$78,993	$78,993	$78,993	$78,993	$78,993	$78,993	$78,993
Cash Severance	$0	$1,897,500	$0	$0	$0	$0	$1,897,500
Health & Welfare Continuation Payment	$0	$10,513	$0	$0	$0	$0	$10,513
Outplacement	$0	$15,000	$0	$0	$0	$0	$15,000
Section 280(G) Excise Tax & Gross-Up Due to the Event	N/A	N/A	N/A	N/A	N/A	N/A	$0
Life Insurance Proceeds	N/A	N/A	N/A	$1,437,500	N/A	N/A	N/A
Total	$86,243	$2,009,256	$78,993	$1,523,743	$86,243	$86,243	$2,505,173
Kathleen R. Guion
Vested Options Prior To Event	$0	$0	$0	$0	$0	$0	$0
Vesting of Options Due to the Event	$0	$0	$0	$0	$0	$0	$0
Vesting of Restricted Stock & RSUs Due to the Event	$0	$0	$0	$0	$0	$0	$326,750
SERP Benefits Prior to the Event	$77,173	$77,173	$77,173	$77,173	$77,173	$77,173	$77,173
SERP Benefits Due to the Event	$0	$0	$0	$0	$0	$0	$0
Deferred Comp Plan Balance Prior to and After the Event	$112,872	$112,872	$112,872	$112,872	$112,872	$112,872	$112,872
Cash Severance	$0	$1,650,000	$0	$0	$0	$0	$1,650,000
Health & Welfare Continuation Payment	$0	$11,260	$0	$0	$0	$0	$11,260
Outplacement	$0	$15,000	$0	$0	$0	$0	$15,000
Section 280(G) Excise Tax & Gross-Up Due to the Event	N/A	N/A	N/A	N/A	N/A	N/A	$0
Life Insurance Proceeds	N/A	N/A	N/A	$1,250,000	N/A	N/A	N/A
Total	$190,045	$1,866,305	$190,045	$1,440,045	$190,045	$190,045	$2,193,055

Name	Voluntary Without Good Reason	Involuntary Without Cause or Voluntary With Good Reason	Involuntary With Cause	Death	Disability	Retirement	Change-in- Control
Challis M. Lowe
Vested Options Prior To Event	$0	$0	$0	$0	$0	$0	$0
Vesting of Options Due to the Event	$0	$0	$0	$0	$0	$0	$0
Vesting of Restricted Stock & RSUs Due to the Event	$0	$0	$0	$0	$0	$0	$310,398
SERP Benefits Prior to the Event	$39,235	$39,235	$39,235	$39,235	$39,235	$39,235	$39,235
SERP Benefits Due to the Event	$0	$0	$0	$0	$0	$0	$0
Deferred Comp Plan Balance Prior to and After the Event	$65,046	$65,046	$65,046	$65,046	$65,046	$65,046	$65,046
Cash Severance	$0	$1,353,000	$0	$0	$0	$0	$1,353,000
Health & Welfare Continuation Payment	$0	$11,260	$0	$0	$0	$0	$11,260
Outplacement	$0	$15,000	$0	$0	$0	$0	$15,000
Section 280(G) Excise Tax & Gross-Up Due to the Event	N/A	N/A	N/A	N/A	N/A	N/A	$0
Life Insurance Proceeds	N/A	N/A	N/A	$1,025,000	N/A	N/A	N/A
Total	$104,281	$1,483,541	$104,281	$1,129,281	$104,281	$104,281	$1,793,939

Compensation Committee Interlocks and Insider Participation

        Each of Messrs. Beré, Bottorff, Clayton, Dickson and Gee was a member of our Compensation Committee during all or a portion of fiscal 2006. Mr. Clayton retired from our Board in May 2006. Except for Mr. Beré, none of these persons was at any time during fiscal 2006 an officer or employee of Dollar General or any of our subsidiaries, or an officer of Dollar General or any of our subsidiaries at any time prior to fiscal 2006. Mr. Beré resigned from the Committee immediately upon becoming our President and Chief Operating Officer in November 2006. None of these persons had any relationship with Dollar General or any of our subsidiaries requiring disclosure under any paragraph of Item 404 of Regulation S-K during the period that these persons served on the Committee. None of our executive officers served as a member of a compensation committee or as a director of any entity of which any of our directors served as an executive officer during fiscal 2006.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships with Management

  Management Stockholder's Agreement

        Simultaneously with the closing of the Transactions and, thereafter, in connection with our offering equity awards to our employees under our stock incentive plan (including the equity grants to Mr. Dreiling in connection with his offer of employment), we, Parent and the Management Participants who held shares of capital stock (including through the exercise of options), or who were granted new options to acquire shares of common stock (or, in the case of Mr. Dreiling who was granted shares of restricted common stock), of Dollar General entered into one or more stockholder's agreements. The Management Stockholder's Agreement imposes significant restrictions on transfer of shares of our common stock. Generally, shares will be nontransferable by any means at any time prior to the fifth anniversary of the closing date of the Merger, except (i) sales pursuant to an effective registration statement filed by us under the Securities Act in accordance with the Management Stockholder's Agreement, (ii) a sale pursuant to the Sale Participation Agreement (described below), (iii) a sale to certain permitted transferees, or (iv) as otherwise permitted by our Board of Directors or pursuant to a waiver of the restrictions on transfers given by the Sponsor; provided, that, in the event the Sponsor or its affiliates transfer limited partnership units owned by them to a third party, such transfer restrictions shall lapse with respect to the same proportion of shares of common stock owned by a management stockholder as the proportion of limited partnership units transferred by the Sponsor and such affiliates relative to the aggregate number of limited partnership units owned by them prior to such transfer.

        In the event that a management stockholder wishes to sell his or her stock at any time following the fifth anniversary but prior to the earlier of a "Change in Control" (as defined in the Management Stockholder's Agreement) or the consummation of a "Qualified Public Offering" (as defined in the Management Stockholder's Agreement), the Management Stockholder's Agreement provides us with a right of first refusal on those shares upon the same terms and conditions pursuant to which the management stockholder proposes to sell them to a third party. In the event that a registration statement is filed with respect to our common stock in the future, the Management Stockholder's Agreement prohibits management stockholders from selling shares not included in the registration statement from the time of receipt of notice that we have filed or intend to file such registration statement until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the effective date of the registration statement. The Management Stockholder's Agreement also provides for the management stockholder's ability to cause us to repurchase his outstanding stock and vested options (and vested restricted stock, with respect to Mr. Dreiling) in the event of the management stockholder's death or disability, and for our ability to cause the management stockholder to sell his stock or options back to us upon certain termination events. Mr. Dreiling also has the ability to cause us to repurchase his vested restricted stock, if any, if he resigns for any reason within six months after January 21, 2008. In addition, under the terms of the Management Stockholder's Agreement, each Senior Management Stockholder (as defined below) has the ability to cause us to repurchase, prior to the later of (x) the first anniversary of the closing of the Merger and (y) the last day of the six-month period after Mr. Dreiling was hired, all of the shares of common stock and all of the options they rolled over in the Transactions that such Management Stockholder then holds if such Management Stockholder resigns or is terminated within such time frame.

        Following the initial public offering of our common stock, certain members of senior management, including the executive officers (the "Senior Management Stockholders"), will have limited "piggyback" registration rights with respect to their shares of common stock in the event that certain of the Investors are selling, or causing to be sold, shares of common stock in such offering.

  Sale Participation Agreement

        Each Management Participant, including Mr. Dreiling, has also entered into a Sale Participation Agreement with Parent. The Sale Participation Agreement grants the Senior Management Stockholders the right to participate in any private direct or indirect sale of shares of common stock by Parent or its affiliates (such right being referred to herein as the "Tag-Along Right") and requires all management stockholders to participate in any such private sale if so elected by Parent in the event that Parent or its affiliates are proposing to sell at least 50% of the outstanding shares of common stock held by it (such right being referred to herein as the "Drag-Along Right"). The number of shares of common stock which a management stockholder would be permitted or required, as applicable to sell pursuant to the exercise of the Tag-Along Right or the Drag-Along Right is equal to the number of shares of common stock then owned by the management stockholder and his or her affiliates plus all shares of common stock the management stockholder is entitled to acquire under any unexercised options (to the extent such options are exercisable or would become exercisable as a result of the consummation of the proposed sale and also, with respect to Drag-Along Rights pertaining to Mr. Dreiling, unvested shares of restricted stock that would vest upon consummation of the transaction), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by Parent in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned directly or indirectly by Parent. Management stockholders will bear the pro rata share of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale of common stock under the Sale Participation Agreement.

  Equity Investment by Senior Management Participants

        In connection with the Merger, the Senior Management Participants were offered the opportunity to roll over portions of their equity and/or options and to purchase additional equity of Dollar General in connection with the Merger. In connection with such investment and the Merger, we adopted a new option plan pursuant to which these individuals were granted new options with respect to additional shares of common stock of Dollar General. Messrs. Beré, Tehle, Buley and Gibson and Mss. Guion, Lanigan, Lowe and Elliott each invested a total of $2,249,995.00, $799,996.25, $754,863.75, $348,703.75, $650,007.50, $516,026.25, $526,650.00 and $249,997.50, respectively.

        Any shares purchased or otherwise acquired by these Senior Management Participants as described above (including any shares subject to roll over options or acquired upon exercise thereof) are subject to certain transfer limitations and repurchase rights by Dollar General.

        In addition, we offered other employees a similar investment opportunity to participate in our common equity.

  Pre-Merger Equity

        Prior to the Merger, we maintained various share-based compensation programs which included options, restricted stock and RSUs. In connection with the Merger, the outstanding stock options, restricted stock and RSUs became fully vested immediately prior to the completion of the Merger and were settled in cash, canceled or, in limited circumstances, exchanged for new options to purchase our common stock, as described below. Unless exchanged for new options, each option holder received an amount in cash, without interest and less applicable withholding taxes, equal to the Merger Consideration less the exercise price of each option. Additionally, each restricted stock and RSU holder received Merger Consideration in cash, without interest and less applicable withholding taxes. Certain stock options held by our management were exchanged for new options to purchase our common stock. The exercise price of these roll over options and the number of shares of our common stock underlying the roll over options were adjusted as a result of the Merger. The roll over options otherwise continue under the terms of the equity plans under which they were issued.

  Compensation Deferral Plan (CDP) and Supplemental Executive Retirement Plan (SERP)

        The CDP, in which the executive officers are eligible to participate, and the associated grantor trust agreement provide that the full amount of the benefits due under the CDP will be funded in the grantor trust within 30 days following a change in control of Dollar General, and will be payable in accordance with the terms of the CDP and trust. The Merger constituted a change in control for purposes of the CDP. Messrs. Beré, Tehle, Buley and Gibson and Mss. Guion, Lanigan, Lowe and Elliott have benefits under the CDP having approximate values as of July 6, 2007 of $37,297.42, $143,419.06, $100,425.31, $58,071.55, $140,542.64, $45,312.57, $73,370.05 and $173,186.85, respectively.

        The SERP, in which the executive officers participate, provides that, in the event of a change in control of Dollar General, benefits will become immediately vested. The associated grantor trust agreement provides that the full amount of the benefits due under the SERP will be funded in the grantor trust within 30 days following a change in control and will be payable in accordance with the terms of the SERP and the trust. The Merger constituted a change in control for purposes of the SERP. Mr. Tehle and Mss. Guion and Lowe are already vested in benefits under the SERP having approximate values as determined on July 6, 2007 of $105,332.01, $83,706.80 and $41,776.60, respectively. As of the Merger, Messrs. Buley and Gibson and Mss. Lanigan and Elliott became vested in benefits under the SERP having an approximate value of $39,125.13, $20,035.14, $109,199.14 and $17,471.36, respectively, as determined on July 6, 2007. Messrs. Dreiling and Beré have no balances in the SERP.

  New Stock Incentive Plan

        On July 6, 2007, our Board of Directors adopted the 2007 Stock Incentive Plan for Key Employees (the "Plan"). The Plan provides for the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with us, our subsidiaries and certain of our affiliates. The number of shares of our common stock authorized for grant under the Plan is 24,000,000.

        On July 6, 2007, we granted to the Senior Management Participants non-qualified stock options to purchase 13,110,000 shares of our common stock pursuant to the terms of the Plan. In addition, on September 20, 2007 and October 5, 2007, we granted to certain other of our employees options to purchase 130,000 shares and 4,150,000 shares of our common stock, respectively, pursuant to the terms of the Plan. Effective January 21, 2008, our Board also granted to Mr. Dreiling options to purchase 2.5 million shares of our common stock and 890,000 shares of restricted common stock pursuant to the terms of the Plan. SFAS 123R grant date fair values of the post-merger option grants to Messrs. Dreiling, Beré, Tehle, Buley and Gibson and Mss. Guion, Lanigan, Lowe and Elliott are $6,241,750, $6,084,450, $2,974,620, $2,366,175, $1,081,680, $2,366,175, $1,825,335, $1,825,335 and $1,081,680, respectively. Half of these options will vest ratably over a five-year period solely based upon continued employment over that time period, while the other half of these options will vest based both upon continued employment and upon the achievement of predetermined annual or cumulative financial-based targets over time which coincide with our fiscal year. The options also have certain accelerated vesting provisions upon a change in control or initial public offering, as defined in the Plan. The options have a 10-year maximum expiration date and have an exercise price of $5.00 per share, which represented the fair market value of one share of our common stock on the date of grant. SFAS 123R grant date fair value of the post-merger restricted stock grant to Mr. Dreiling is $4,450,000. The restricted stock will vest on the last day of our 2011 fiscal year if Mr. Dreiling remains employed by us through that date. The restricted stock also has certain accelerated vesting provisions upon a change in control, initial public offering, termination without cause or due to death or disability, or resignation for good reason, all as defined in Mr. Dreiling's employment agreement. We believe that the Plan has been designed to effectively align the interests of our employees and shareholders.

  Other Relationships

        In the past 3 fiscal years, we engaged in the following transactions with Cal Turner, Jr. or his immediate family members, as applicable. Mr. Turner served as an employee advisor to our Board (June 2003-October 2005), our Chairman (January 1989-June 2003), our Chief Executive Officer (1977-November 2002) and a member of our Board (1966-June 2003). He also owned greater than 5% of our common stock during most of his tenure with us, but his shareholdings fell below 5% during 2005.

        In 1989, we entered into a collateral assignment agreement with Mr. Turner and AmSouth Bank as Trustee of the H. Calister Turner, Jr. 1982 Irrevocable Life Insurance Trust (the "Trustee") whereby we agreed to advance the premiums on a $1 million life insurance policy on Mr. Turner's life in return for the assignment of the Trustee's interest in the policy to us to secure repayment of our premium advances. We advanced those premiums until 1999, at which time the premiums were paid from the cash surrender value of the policy. In April 2004, we received $328,675 from the termination of the policy and we released the collateral assignment. On May 24, 2004, as a method to compensate Mr. Turner for the loss of this benefit, the Compensation Committee of our Board approved a lump sum payment to Mr. Turner in the amount of $182,228 (the replacement cost of the insurance), with a gross up of approximately $103,225 to cover federal income taxes and FICA.

        In 1991, we entered into a split-dollar agreement with James Stephen Turner (the brother of Cal Turner, Jr.) and the trustee of the James Stephen Turner 1991 Evergreen Trust, a trust created by Mr. J.S. Turner (the "Trust"), pursuant to which we agreed to pay a single premium on a $2.1 million life insurance policy on Mr. J.S. Turner's life. We advanced that single premium payment in 1991 and received a security interest in the insurance policy to secure the repayment of the premium. On December 31, 2003, we entered into an agreement to terminate that split-dollar agreement and the Trust delivered to us a promissory note to repay on April 1, 2004 the premium we had advanced in the approximate amount of $295,650. Interest on this amount accrued at the rate of 3% per annum from December 31, 2003. The indebtedness was secured by a collateral assignment of the life insurance policy on Mr. J.S. Turner's life. The Trust repaid approximately $295,650 on April 1, 2004 and accrued interest of approximately $2,220 on April 15, 2004. We released the collateral assignment of the life insurance policy on February 11, 2004.

        On October 14, 2005, we entered into a Letter Agreement with Mr. Turner regarding his retirement. The effective date of Mr. Turner's retirement was October 31, 2005. Pursuant to the Letter Agreement:

  •
  We named him Honorary Chairman Emeritus.

  •
  We paid him a $1 million lump sum.

  •
  We agreed to reimburse him up to $100,000 for legal and/or consulting costs and fees in connection with the negotiation and preparation of the Agreement. The amount actually reimbursed in 2005 totaled approximately $81,500.

  •
  We agreed to provide a gross up to cover any federal income taxes and payroll tax withholdings resulting from the payment, compensation or other benefits referenced in the Agreement. The gross up amount totaled approximately $688,500, $25,600 and $25,600 in 2005, 2006, and 2007, respectively.

  •
  We transferred to him ownership of his 2004 Audi A-8 vehicle (valued at approximately $53,600).

  •
  We agreed to purchase Tennessee Titans box suite tickets for at least the 2005-2009 football seasons and to give him tickets for at least 8 games per season. The annual value of the tickets was approximately $46,550, $47,500 and $47,500 in 2005, 2006 and 2007, respectively. Prior to this agreement, we shared this box suite with Mr. Turner, which box suite was held in his name. In 2004, we reimbursed Mr. Turner approximately $93,000 for our use of the box suite in 2003 and 2004. In 2005, we paid approximately $46,550 for our use of the box suite in 2005. The 2005 payment was made directly to Dream Suites, L.P., the vendor of the box suite, rather than to Mr. Turner.

  •
  We agreed to provide Mr. Turner use for 1 year of our voicemail system.

  •
  Mr. Turner agreed to serve for at least 3 years as Chairman and President of the Dollar General Literacy Foundation, a non-profit, public benefit, charitable entity, committed to increasing the functional literacy of adults, families and children by providing grants to other non-profit organizations committed to the advancement of literacy, and we agreed to provide an office and necessary administrative support for this position.

  •
  Mr. Turner agreed not to compete with us for 3 years.

  •
  We agreed to continue our commitment to adult and family literacy programs and to allow Mr. Turner to remove personal possessions from our property.

  •
  Mr. Turner waived and released any and all known and unknown claims against us.

        We also provided Mr. Turner with compensation and benefits during his tenure as employee advisor to our Board, which totaled in excess of $120,000 in 2004 and 2005. Mr. Turner received base salary of approximately $275,000 and $206,258 in 2004 and 2005, respectively, certain benefits available to all part-time salaried employees generally, and other perquisites and benefits with an aggregate value of approximately $113,444 and $78,943 in 2004 and 2005, respectively. In addition, we granted Mr. Turner 5,000 shares of restricted stock in 2004.

Relationships with the Investors

  Operating Agreements

        In connection with the Transactions, the Investors (or funds affiliated with the Investors), directly or indirectly, acquired limited partnership interests in Parent and certain of such Investors also acquired membership interests in Buck Holdings, LLC, the general partner of Parent. In connection with such investments, these entities entered into a limited partnership agreement with respect to their investment in Parent and an operating agreement with respect to their investment in Parent's general partner and a registration rights agreement relating to such investment. These agreements contain agreements among the parties with respect to, among other things, restrictions on the issuance or transfer of interests, other special corporate governance provisions (including the right to approve various corporate actions), the election of managers of Parent's general partner, the election of Board members of Dollar General, and registration rights (including customary indemnification provisions).

  Monitoring Agreement and Indemnity Agreement

        In connection with the Transactions, we and Parent entered into a monitoring agreement, dated July 6, 2007, with an affiliate of KKR and Goldman, Sachs & Co. pursuant to which such parties have provided and will continue to provide management and advisory services to us and our affiliates. Under the terms of the monitoring agreement, among other things, we are obligated to pay an aggregate annual management fee of $5.0 million, which amount will increase by 5.0% annually, payable quarterly in arrears at the end of each calendar quarter. The initial annual fee will be prorated for the current fiscal year. Those entities also are entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition or disposition of assets or equity interests, recapitalization and other similar transactions, as well as a termination fee in the event of an initial public offering or under certain other circumstances. All such fees are to be split based upon an agreed upon formula, which results in an initial split of 78.38% of this fee payable to the KKR affiliate and 21.62% payable to Goldman, Sachs & Co. Under this agreement, we are also obligated to reimburse all reasonable out-of-pocket expenses incurred by such entities and their respective affiliates in connection with rendering any such services. In addition, pursuant to this agreement, we paid aggregate fees of approximately $75 million in connection with services provided in connection with the Transactions, $58.8 million of which was paid to the KKR affiliate and $16.2 million of which was paid to Goldman, Sachs & Co.

        In connection with entering into the monitoring agreement, on July 6, 2007 we and Parent also entered into a separate indemnification agreement with the parties to the monitoring agreement, pursuant to which we agreed to provide customary indemnification to such parties and their affiliates.

        Michael M. Calbert and Raj Agrawal, two of our Board members, serve as a Member and a Director of KKR, respectively. Adrian Jones, one of our Board members, serves as a Managing Director of Goldman, Sachs & Co.

  Other Relationships

        In connection with the Merger, Goldman, Sachs & Co. and Citigroup Global Markets Inc. and their affiliates participated in several related transactions with us. Specifically, Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc., along with other institutions, served as joint lead arranger and joint bookrunner with respect to the credit agreements and related security and other agreements consisting of (i) a $2.3 billion senior secured term loan facility (affiliates of KKR and Wellington Management Company, LLP are also lenders under this facility) and (ii) a senior secured asset-based revolving credit facility of up to $1.125 billion. See "Description of Other Indebtedness." Goldman Sachs Credit Partners L.P. also served as syndication agent for each of the new facilities. Citicorp North America, Inc. served as administrative agent, collateral agent for the senior secured term loan facility. Goldman, Sachs & Co. also is a counterparty to certain interest rate swaps entered into in connection with these facilities. Pursuant to the swaps, which became effective on July 31, 2007, we swapped three month LIBOR rates for fixed interest rates receiving an all-in fixed rate of 7.683% which includes a 2.75% spread on a notional amount of $2,000.0 million which will amortize on a quarterly basis until maturity at July 31, 2012. Also in connection with the Merger, Goldman, Sachs & Co. and Citigroup Global Markets Inc., along with other institutions, (i) acted as initial purchasers for our issuance of $1,175.0 million aggregate principal amount of senior notes and $725 million aggregate principal amount of senior subordinated notes and (ii) provided financial advisory services to, and received financial advisory fees from us, the Investors and their affiliates. Finally, in connection with the Merger, we completed a cash tender offer to purchase any and all of our $200 million principal amount of 8-5/8% Notes due June 2010. Goldman, Sachs & Co. acted as dealer manager and consent solicitation agent for that tender offer. In the aggregate, approximately $32.0 million in fees were paid to Goldman, Sachs & Co. and its affiliates and approximately $26.2 million in fees were paid to Citigroup Global Markets Inc. and its affiliates in connection with the foregoing transactions relating to the Merger, portions of which have been capitalized as debt financing costs or as direct acquisition costs. In addition, under the registration rights agreement, we agreed to file a "market-making" prospectus in order to enable Goldman, Sachs & Co. to engage in market-making activities for the notes.

        Goldman Sachs Credit Partners L.P. and Goldman, Sachs & Co. are affiliates of GS Capital Partners VI Fund, L.P. and affiliated funds. In addition, Adrian Jones, who serves on our Board, and Sumit Rajpal, who served on our Board for a brief period following the Merger, each serve as Managing Directors of Goldman, Sachs & Co. GS Capital Partners VI Fund, L.P. and affiliated funds indirectly own approximately 22% of our common stock on a fully diluted basis. Citigroup Global Markets Inc. and Citicorp North America Inc. are affiliates of Citigroup Private Equity LP. Funds managed by Citigroup Private Equity LP indirectly own approximately 7.2% of our common stock on a fully diluted basis.

        We use Capstone Consulting, LLC, a team of executives who work exclusively with KKR portfolio companies as an integral part of the value-creation process, for certain consulting services. We pay Capstone a monthly fee, currently $210,000. Dean Nelson, who serves on our Board, is the Chief Executive Officer of Capstone. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone. We paid approximately $78,750 of fees to Capstone for services provided in connection with the Transaction.

Related Party Transaction Approval Policy

        Prior to the Merger, as a public company, we had policies and procedures in place regarding the review, approval and ratification of "related party" transactions. Those policies and procedures are described below. None of the Merger-related transactions or the transactions with the Investors discussed above were considered under the pre-existing policies and procedures.

        On an annual basis, each director and executive officer is required to disclose, among other things, any relationship or transaction with us in which the director or executive officer, or any member of his or her immediate family ("related parties"), have a direct or indirect material interest. Our Legal Department determines which of those disclosed transactions or relationships fall below the related-party transaction disclosure threshold in, or are otherwise exempt from disclosure under, Item 404 of Regulation S-K of the Exchange Act or, prior to the Merger, which fell within a Board-adopted categorical director independence standard. Prior to the Merger, our Legal Department ensured that any identified relationship or transaction that was not exempt from disclosure under Item 404 or that did not fall within a categorical director independence standard was submitted to the Board of Directors or an appropriate Board committee for consideration under our conflict of interest or other policy as further described below.

        Pursuant to our Code of Business Conduct and Ethics and prior to the Merger, the Nominating and Corporate Governance Committee reviewed and resolved any conflict of interest involving directors or executive officers. In addition, if a director's relationship or transaction fell within any of the Board-adopted categorical standards for director independence, then the director's interest in the relationship or transaction was deemed immaterial in the absence of other factors for purposes of both independence and related-party transaction disclosure. Finally, prior to the Merger our Compensation Committee reviewed and approved and/or ratified all material components of executive officer compensation as further discussed in "Management—Executive Compensation—Compensation Discussion and Analysis".

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information with respect to the beneficial ownership of each individual or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each of our Named Executive Officers, (iii) each of our directors and (iv) all of directors and our executive officers as a group.

        The percentages of shares outstanding are based on 555,483,897 shares of our common stock outstanding as of January 22, 2008. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 100 Mission Ridge, Goodlettsville, Tennessee 37072. Amounts indicated as beneficially owned by all parties other than Mr. Dreiling, Mr. Beré, Mr. Tehle, Mr. Buley, Ms. Guion and Ms. Lowe are indirectly held through Buck Holdings, L.P.

Name of Beneficial Owner	Number of Shares	Percent of Class
KKR(1)	288,399,897	51.92%
GS Capital Partners(2)	119,999,943	21.60%
Citigroup Capital Partners(3)	39,999,981	7.20%
CPP Investment Board (USRE II) Inc.(4)	40,000,000	7.20%
Wellington Management Company, LLP(5)	40,000,000	7.20%
Michael M. Calbert(6)	288,399,897	51.92%
Raj Agrawal(6)	288,399,897	51.92%
Adrian Jones(7)	119,999,943	21.60%
Dean B. Nelson	—	*
Richard W. Dreiling(8)	890,000
David L. Beré(9)	462,177	*
David A. Perdue	—	*
David M. Tehle(9)	208,001	*
Beryl J. Buley(9)	201,297	*
Kathleen R. Guion(9)	163,198	*
Challis M. Lowe(9)	131,755	*
All current directors and executive officers as a group (13 persons)(9)	410,747,995	73.82%

*
Denotes less than 1% of class.

(1)
Includes the following number of shares held by the following entities: KKR 2006 Fund L.P. (203,464,902.69); KKR PEI Investments, L.P. (49,999,976.09); KKR Partners III, L.P. (4,724,997.74) and Buck Holdings Co-Invest, LP (30,210,020). Buck Holdings Co-Invest GP, LLC, which is controlled by KKR 2006 GP LLC, is the general partner of Buck Holdings Co-Invest, LP, and has the right to manage the affairs of such entity, and thus is deemed to be the beneficial owner of the securities owned by such entity. However, it does not have any economic or other dispositive rights with respect to such securities and thus disclaims beneficial ownership with respect thereto.

The address of KKR is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)
Includes the following number of shares held by the following entities (the "GS Funds"): GS Capital Partners VI Parallel, L.P. (12,194,145.412); GS Capital Partners VI GmbH & Co. KG (1,576,025.208); GS Capital Partners VI Fund, L.P. (44,345,094.704); GS Capital Partners VI Offshore Fund, L.P. (36,884,689.242); GSUIG, L.L.C. (4,999,997.608); Goldman Sachs DGC Investors, L.P. (6,692,778.104) and Goldman Sachs DGC Investors Offshore Holdings, L.P. (13,307,212.332). Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein, if any.

The address of GS Capital Partners is c/o Goldman, Sachs & Co., 85 Broad Street 10th floor, New York, New York 10004.

(3)
Includes the following number of shares held by the following entities: Citigroup Capital Partners II Employee Master Fund, L.P. (8,598,705.956); Citigroup Capital Partners II 2007 Citigroup Investment, L.P. (7,655,121.066); Citigroup Capital Partners II Onshore, L.P. (3,881,957.266); Citigroup Capital Partners II Cayman Holdings, L.P. (4,864,203.756) and CPE Co-Investment (Dollar General) LLC (14,999,997.608).

The address of Citigroup Capital Partners is c/o Citigroup Inc., 388 Greenwich Street, 32nd Floor, New York, New York 10013.

(4)
The Address of CPP Investment Board (USRE II) Inc. is c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2600, Toronto, ON M5C 2W5, Canada.

(5)
Includes the following number of shares held by the following entities: Buck Co-Investor I, LLC (17,933,540); Buck Co-Investor II, LLC (827,780); Buck Co-Investor III, LLC (7,365,100); Buck Co-Investor IV, LLC (5,822,740); Buck Co-Investor V, LLC (2,201,580); Buck Co-Investor VI, LLC (499,900), Buck Co-Investor VII, LLC (2,252,700), Buck Co-Investor VIII, LLC (445,820), Buck Co-Investor IX, LLC (281,560), Buck Co-Investor X, LLC (609,280), Buck Co-Investor XI, LLC (1,160,000), Buck Co-Investor XII, LLC (476,000), and Buck Co-Investor XIII, LLC (124,000).

The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(6)
Messrs. Michael M. Calbert and Raj Agrawal are our directors and are executives of KKR, and as such may be deemed to share beneficial ownership of any shares beneficially owned by KKR, but disclaim such beneficial ownership except to the extent of their pecuniary interest in those shares.

(7)
Mr. Adrian Jones is our director and an executive of GS Capital Partners, but disclaims any beneficial ownership except to the extent of his pecuniary interest in those shares.

(8)
Represents shares of restricted common stock that were unvested as of January 22, 2008 over which the named holder does not have investment power until the vesting of those shares.

(9)
Includes the following number of shares subject to options either currently exercisable or exercisable within 60 days of January 22, 2008 over which the person will not have voting or investment power until the options are exercised: Mr. Beré (48,712); Mr. Tehle (192,007); Mr. Buley (201,297); Ms. Guion (132,786); Ms. Lowe (105,700); and all current directors and executive officers as a group (955,628). The shares described in this note as included in the table are considered outstanding for the purpose of computing the percentage of outstanding stock owned by each named person and by the group, but not for the purpose of computing the percentage ownership of any other person.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

  Overview

        In connection with the Transactions, we entered into two senior secured credit agreements, each with Goldman Sachs Credit Partners L.P., Citicorp North America Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC, each as joint lead arranger and joint bookrunner. The CIT Group/Business Credit, Inc. is administrative agent under the senior secured credit agreement for the asset-based revolving credit facility and Citicorp North America, Inc. is administrative agent under the senior secured credit agreement for the term loan facility. We refer to these new facilities as the "New Credit Facilities."

        The New Credit Facilities provided senior secured financing of $3.425 billion, consisting of:

  •
  $2.3 billion in a senior secured term loan facility; and

  •
  a senior secured asset-based revolving credit facility of up to $1.125 billion (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability.

        The term loan facility consists of two tranches, one of which is a "first-loss" tranche, which, in certain circumstances, will be subordinated in right of payment to the other tranche of the term loan facility.

        The borrower under the New Credit Facilities on the closing date was Dollar General. In addition, certain of our subsidiaries were designated as borrowers under the asset-based revolving credit facility described above. The asset-based revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swingline loans.

        The New Credit Facilities provide that we will have the right at any time to request up to $325.0 million of incremental commitments under one or more incremental term loan facilities and/or asset-based revolving credit facilities. The lenders under these facilities are not under any obligation to provide any such incremental commitments and any such addition of or increase in commitments will be subject to our not exceeding certain senior secured leverage ratios and certain other customary conditions precedent. Our ability to obtain extensions of credit under these incremental commitments are also subject to the same conditions as extensions of credit under the New Credit Facilities.

        The amount from time to time available under the senior secured asset-based revolving credit facility (including in respect of letters of credit) shall not exceed the sum of the tranche A borrowing base and the tranche A-1 borrowing base. The tranche A borrowing base will equal the sum of (i) 85% of the net orderly liquidation value of all eligible inventory of ours and each co-borrower and each guarantor thereunder and (ii) 90% of all accounts receivable and credit/debit card receivables of ours and each co-borrower and each guarantor thereunder, in each case, subject to a reserve equal to the principal amount of the 2010 Notes that remain outstanding at any time on or after the closing date and other customary reserves and eligibility criteria to be agreed. The tranche A-1 borrowing base will equal 10% to 12% of the net orderly liquidation value of all eligible inventory of ours and each co-borrower and each guarantor under the asset-based revolving credit facility. All loans under the asset-based revolving credit facility shall be made as tranche A-1 loans until such time as all tranche A-1 commitments have been funded or there is no further availability under the tranche A-1 borrowing base, at which point loans under the asset-based revolving credit facility shall be made as tranche A loans. Any payments made on the principal amount of the loans outstanding under the asset-based revolving credit facility will first be applied to all the tranche A loans outstanding before any amount will be applied to the tranche A-1 loans outstanding.

  Interest Rate and Fees

        Borrowings under the New Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a LIBOR rate adjusted for certain additional costs or (b) a base rate, in each case plus a spread. The initial applicable margin for borrowings will be (i) under the asset-based revolving credit facility, 1.50% with respect to LIBOR borrowings of tranche A loans and 0.50% with respect to base-rate borrowings and 2.25% with respect to LIBOR borrowings of tranche A-1 loans and 1.25% with respect to base-rate borrowings of tranche A-1 loans and (ii) under the term loan facility, 2.75% with respect to LIBOR borrowings and 1.75% with respect to base-rate borrowings. The applicable margins for tranche A-1 borrowings under the asset-based revolving credit facility are subject to adjustment each quarter based on average daily excess availability for the preceding fiscal quarter.

        In addition to paying interest on outstanding principal under the New Credit Facilities, we are required to pay a commitment fee to the lenders under the asset-based revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.375% per annum. The commitment fee rate under the tranche A will be reduced to 0.25% per annum at any time the undrawn portion in respect of the tranche A of the asset-based revolving credit facility is equal to or less than 50% of the aggregate commitments under the asset-based revolving credit facility. We must also pay customary letter of credit fees.

  Prepayments

        The senior secured credit agreement for the term loan facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% of our annual excess cash flow (as defined in the credit agreement) commencing with the first full fiscal year following the date of the closing of the Transactions (which percentage will be reduced to 25% and 0% based on achievement of certain leverage ratios);

  •
  100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of an amount to be agreed upon and subject to our right to reinvest the proceeds; and

  •
  100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the senior secured credit agreement for the term loan facility.

        The foregoing mandatory prepayments will be applied to the term loan facility as directed by the senior secured credit agreement for the term loan facility.

        In addition, the senior secured credit agreement for the asset-based revolving credit facility requires us to prepay the asset-based revolving credit facility, subject to certain exceptions, with:

  •
  100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of revolving facility collateral (as defined below) in excess of an amount to be agreed upon and subject to our right to reinvest the proceeds; and

  •
  to the extent such extensions of credit exceed the then current borrowing bases (as defined in the senior secured credit agreement for the asset-based revolving credit facility).

        Beginning September 30, 2009, we are required to repay installments on the loans under the term loan credit facility in equal quarterly principal amounts in an aggregate amount per annum equal to 1% of the total funded principal amount at July 6, 2007, with the balance payable on July 6, 2014. There is no amortization under the asset-based revolving credit facility. The entire principal amounts (if any) outstanding under the asset-based revolving credit facility are due and payable in full at maturity, on July 6, 2013, on which day the commitments thereunder will terminate.

        If a change of control as defined in the senior secured credit agreements governing our New Credit Facilities occurs, this will cause an event of default under the senior secured credit agreements. Upon an event of default, indebtedness under the New Credit Facilities may be accelerated, in which case we will be required to repay all outstanding loans plus accrued and unpaid interest and all other amounts outstanding under the New Credit Facilities.

  Letters of Credit

        $350.0 million of our asset-based revolving credit facility is available for letters of credit.

  Amortization

        We are required to repay installments on the loans under the term loan facility in equal quarterly principal amounts in an aggregate amount per annum equal to 1% of the total funded principal amount at July 6, 2007 with the balance payable on July 6, 2014.

        Principal amounts outstanding under the asset-based revolving credit facility are due and payable in full at maturity, July 6, 2013 on which day the commitments thereunder will terminate.

  Guarantee and Security

        All obligations under the New Credit Facilities are initially unconditionally guaranteed by substantially all of our existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by us under our senior secured credit agreements as "unrestricted subsidiaries"), referred to, collectively, as U.S. Guarantors.

        All obligations under the asset-based revolving credit facility, and the guarantees of those obligations, are secured by all existing and after-acquired inventory, accounts receivable, and other assets arising from such inventory and accounts receivable, of ours and each U.S. Guarantor (the "Revolving Facility Collateral"), subject to certain exceptions.

        All obligations under the term loan facility and the guarantees of those obligations are secured by:

  •
  a second-priority security interest in the Revolving Facility Collateral;

  •
  a first priority security interest in, and mortgages on, substantially all of the tangible and intangible assets of ours and each U.S. Guarantor (other than the Revolving Facility Collateral); and

  •
  a first-priority pledge of 100% of the capital stock held by us or any of our domestic subsidiaries that are directly owned by us or one of the U.S. Guarantors and 65% of the voting capital stock of each of our existing and future foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors.

  Certain Covenants and Events of Default

        The senior secured credit agreements contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

  •
  incur additional indebtedness;

  •
  sell assets;

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  make investments or acquisitions;

  •
  repay or repurchase subordinated indebtedness (including the senior subordinated notes) or the senior notes;

  •
  amend material agreements governing our subordinated indebtedness (including the senior subordinated notes) or the senior notes; and

  •
  change our lines of business.

        The senior secured credit agreements also contain certain customary affirmative covenants and events of default.

2010 Notes and Other Indebtedness

        On July 6, 2007, immediately after the completion of the Merger, we completed a cash tender offer to purchase any and all of our $200 million principal amount of the 2010 Notes. Approximately 99% of the 2010 Notes were validly tendered and accepted for payment. The tender offer included a consent payment equal to 3% of the par value of the 2010 Notes, and such payments along with associated settlement costs totaling $6.2 million were paid and reflected as a loss on debt retirement in the 2007 periods presented. Additionally, because we received the requisite consents to the proposed amendments to the indenture pursuant to which the 2010 Notes were issued, a supplemental indenture to effect such amendments was executed and delivered. The amendments, which eliminated substantially all of the restrictive covenants contained in the indenture, became operative upon the purchase of the tendered 2010 Notes.

        At November 2, 2007, we had outstanding standby letters of credit totaling $68.8 million and commercial letters of credit totaling $43.7 million.

THE EXCHANGE OFFER

General

        We are offering to exchange a like principal amount of exchange notes for any or all outstanding notes on the terms and subject to the conditions set forth in this prospectus and accompanying letter of transmittal. We refer to the offer as the "exchange offer." You may tender some or all of your outstanding notes pursuant to the exchange offer.

        As of the date of this prospectus, $1,175,000,000 aggregate principal amount of 10.625% Senior Notes and $725,000,000 aggregate principal amount of 11.875%/12.625% Senior Subordinated Notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent to all holders of outstanding notes known to us on or about February 1, 2008. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under "Conditions to the exchange offer" below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and effect of the exchange offer

        We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, under certain circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our reasonable best efforts to cause this registration statement to be declared effective and to cause the exchange offer to be consummated within 270 days after the issue date of the outstanding notes. The exchange notes will have terms substantially identical to the terms of the corresponding outstanding notes, except that the exchange notes will be registered under the Securities Act, and will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes were issued on July 6, 2007.

        Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and to keep the shelf registration statement effective for two years or such shorter period ending when all outstanding notes or exchange notes covered by the statement have been sold in the manner set forth and as contemplated in the statement or to the extent that the applicable provisions of Rule 144(k) under the Securities Act are amended or revised. These circumstances include:

  •
  if applicable law or interpretations of the staff of the SEC do not permit us and the guarantors to effect this exchange offer;

  •
  if for any other reason the exchange offer is not consummated within 270 days of the issue date of the outstanding notes;

  •
  any initial purchaser requests in writing to us within 30 days after the consummation of this exchange offer with respect to outstanding notes that are not eligible to be exchanged for exchange notes in the exchange offer and held by it following the consummation of the exchange offer; or

  •
  if any holder of the outstanding notes that participates in the exchange offer does not receive exchange notes that may be sold without restriction in exchange for its tendered outstanding notes (other than due solely to the status of such holder as an affiliate of ours) and notifies us within 30 days after becoming aware of restrictions; or

  •
  if we so elect.

        If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes and the exchange notes required to be registered on a shelf registration statement. Please read the section "Registration Rights" for more details regarding the registration rights agreement.

        If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

  •
  you will acquire the exchange notes in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

  •
  you are not our affiliate, as defined by Rule 405 of the Securities Act, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

  •
  you are not engaged in, and do not intend to engage in, a distribution of exchange notes.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see "Plan of Distribution."

Resale of exchange notes

        Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  you are acquiring the exchange notes in your ordinary course of business;

  •
  you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

  •
  you are not our affiliate as defined by Rule 405 of the Securities Act; and

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

        If you are an affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, then:

  •
  you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc.(available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

  •
  in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

        This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the exchange offer

        On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offer outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue $2,000 principal amount or an integral multiple of $1,000 of exchange notes in exchange for a corresponding principal amount of outstanding notes surrendered in the exchange offer.

        The form and terms of the exchange notes will be substantially identical to the form and terms of the corresponding outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the corresponding outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indentures under which the corresponding outstanding notes were issued, and the exchange notes and the corresponding outstanding notes will constitute a single class for all purposes under the indentures. For a description of the indentures, please see "Description of Senior Notes" and "Description of Senior Subordinated Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        As of the date of this prospectus, $1,175,000,000 aggregate principal amount of 10.625% Senior Notes and $725,000,000 aggregate principal amount of 11.875%/12.625% Senior Subordinated Notes is outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits that such holders have under the indenture relating to such holders' outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

        We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under "Conditions to the exchange offer".

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read "Fees and expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

        As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on March 3, 2008 which is the 21st business day after the date of this prospectus. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

        To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any outstanding notes (only if we amend or extend the applicable exchange offer);

  •
  to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under "Conditions to the exchange offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

  •
  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act and will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the exchange offer

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange, if:

  •
  the exchange offer, or the making of any exchange by a holder of outstanding notes, violates any applicable law or interpretation of the staff of the SEC;

  •
  any action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer, and any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

  •
  we shall not have obtained all governmental approvals that we deem necessary for the consummation of the exchange offer.

        In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

  •
  the representations described under "Purpose and effect of the exchange offer" and "Procedures for tendering outstanding notes"; and

  •
  any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

        We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by notice by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act of such extension. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the conditions of the exchange offer specified above. We will promptly give notice by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them so long as such circumstances do not arise due to our action or inaction or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of these rights, it will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

Procedures for tendering outstanding notes

        Only a holder of outstanding notes may tender their outstanding notes in the exchange offer. To tender outstanding notes in the exchange offer, you must comply with either of the following:

  •
  complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive outstanding notes along with the letter of transmittal; or

  •
  prior to the expiration date, the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "Exchange agent" prior to the expiration date.

        Your tender to us that is not withdrawn prior to the expiration date constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of outstanding notes, letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or other nominee effect the above transactions for you.

        If you are a beneficial owner whose outstanding notes are held in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes, you should promptly instruct the registered holder to tender outstanding notes on your behalf.

        You must make these arrangements or follow these procedures before completing and executing the letter of transmittal and delivering the outstanding notes.

        Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S. or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

  •
  by a registered holder of the outstanding notes who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

        If the applicable letter of transmittal or any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, that states that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  we may enforce that agreement against such participant.

Acceptance of exchange notes

        In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the applicable exchange offer only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the applicable book-entry transfer facility; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By tendering outstanding notes pursuant to the applicable exchange offer, you will represent to us that, among other things:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        We will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

        Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-entry delivery procedures

        Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at the applicable book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message," as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed delivery procedures

        If you wish to tender outstanding notes that are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automatic Tender Offer Program prior to the expiration date, you may still tender if:

  •
  the tender is made through an Eligible Guarantor Institution;

  •
  prior to the expiration date, the exchange agent receives from such Eligible Guarantor Institution either: (i) a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or (ii) a properly transmitted agent's message and notice of guaranteed delivery, that (a) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (b) states that the tender is being made by that notice of guaranteed delivery; and (c) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the Eligible Guarantor Institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures.

Withdrawal rights

        Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal; or

  •
  you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system;

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

  •
  where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

        If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

        If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under "Procedures for tendering outstanding notes" above at any time on or prior to the expiration date.

Exchange agent

        Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. Wells Fargo Bank, National Association also acts as trustee under the indentures governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail: Wells Fargo Bank, National Association Corporate Trust Department 707 Wilshire Blvd, 17th Floor Los Angeles, CA 90017 (Attn: Madeliena Hall)	By Facsimile Transmission: 213-614-3355 To Confirm by Telephone: 213-614-2588	By Overnight Courier or Hand Delivery: Wells Fargo Bank, National Association Corporate Trust Department 707 Wilshire Blvd, 17th Floor Los Angeles, CA 90017 (Attn: Madeliena Hall)

        If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting treatment

        We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Transfer taxes

        We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  •
  tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of failure to exchange

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will remain subject to the restrictions on transfer as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

        In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

        Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF SENIOR NOTES

General

        Certain terms used in this description are defined under the subheading "Certain Definitions."

        Buck Acquisition Corp. issued $1,175,000,000 aggregate principal amount of 10.625% senior notes due 2015 (the "Senior Notes") under an indenture dated July 6, 2007 (the "Senior Indenture") among Buck Acquisition Corp., the Guarantors and Wells Fargo Bank, National Association, as trustee (the "Trustee"). Immediately following the closing of the offering and as part of the Transactions, Buck Acquisition Corp. merged with and into Dollar General Corporation, with Dollar General Corporation continuing as the surviving corporation and assuming all the obligations of Buck Acquisition Corp. under the Senior Indenture. Dollar General Corporation will issue the exchange notes described in this prospectus under the Senior Indenture. In this description, the terms "we," "our," "us," "the Issuer" and "the Company" refer to Buck Acquisition Corp. prior to the merger described above and to Dollar General Corporation as the surviving corporation in the merger, together with its consolidated Subsidiaries (except that "the Issuer" does not include consolidated subsidiaries). Except as set forth herein, the terms of the Senior Notes are substantially identical and include those stated in the Senior Indenture and those made part of the Senior Indenture by reference to the Trust Indenture Act.

        The following description is only a summary of the material provisions of the Senior Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of that agreement, including the definitions therein of certain terms used below. We urge you to read the Senior Indenture because it, and not this description, will define your rights as Holders. You may request copies of the Senior Indenture at our address set forth under the heading "Summary."

Brief Description of the Senior Notes

        The Senior Notes:

  •
  are general unsecured senior obligations of the Issuer;

  •
  are pari passu in right of payment with all existing and future unsecured Senior Indebtedness of the Issuer;

  •
  are effectively subordinated to all Secured Indebtedness of the Issuer, including Indebtedness under the Issuer's new Senior Credit Facilities, to the extent of the collateral securing such Indebtedness;

  •
  are senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer, including the Senior Subordinated Notes;

  •
  are structurally subordinated to any existing and future indebtedness and liabilities of non-guarantor Subsidiaries, including the Issuer's Foreign Subsidiaries and any Unrestricted Subsidiaries;

  •
  are initially unconditionally guaranteed on a joint and several and senior basis by each Restricted Subsidiary that guarantees the General Credit Facility; and

  •
  are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, initially jointly and severally fully and unconditionally guarantee, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Senior Indenture and the Senior Notes, whether for payment of principal of, premium, if any, or interest or

Special Interest in respect of the Senior Notes, expenses, indemnification or otherwise, on the terms set forth in the Senior Indenture by executing the Senior Indenture.

        The Restricted Subsidiaries which guarantee the General Credit Facility initially guaranteed the Senior Notes. Each Guarantee is a general unsecured senior obligation of the applicable Guarantor, ranks pari passu in right of payment with all existing and any future Senior Indebtedness of such Guarantor, is effectively subordinated to all Secured Indebtedness of such Guarantor to the extent of the value of the collateral securing such Indebtedness, and is senior in right of payment to all existing and any future Subordinated Indebtedness of such Guarantor (including the Senior Subordinated Notes). The Senior Notes will be structurally subordinated to Indebtedness and other liabilities of Subsidiaries of the Issuer that do not guarantee the Senior Notes.

        Not all of the Issuer's Subsidiaries guarantee the Senior Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of the Issuer's Subsidiaries which are Foreign Subsidiaries, non-Wholly Owned Subsidiaries or any Receivables Subsidiaries will guarantee the Senior Credit Facilities, the Senior Notes or the Senior Subordinated Notes. Our non-Guarantor Subsidiaries accounted for approximately $107.4 million of net revenues and approximately $20.5 million of net income, in each case, for 2006 and approximately $243.0 million of total assets, and approximately $187.0 million of total liabilities, in each case as of February 2, 2007.

        The obligations of each Guarantor under its Guarantee is limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

        Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Senior Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes."

        Each Guarantee by a Guarantor will provide by its terms that it will be automatically and unconditionally released and discharged upon:

  (1)
  (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor, after which the applicable Guarantor is no longer a Restricted Subsidiary of all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Senior Indenture;

  (b)
  the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or such other guarantee that resulted in the creation of such guarantee, except a discharge or release by or as a result of payment under such guarantee;

  (c)
  the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Senior Indenture; or

  (d)
  the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under "Legal Defeasance and Covenant Defeasance" or the discharge of the Issuer's obligations under the Senior Indenture in accordance with the terms of the Senior Indenture; and

  (2)
  such Guarantor delivering to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Senior Indenture relating to such transaction have been complied with.

Paying Agent and Registrar for the Senior Notes

        The Issuer maintains one or more paying agents and a registrar for the Senior Notes with offices in the Borough of Manhattan, City of New York. The initial paying agent and the initial registrar for the Senior Notes is the Trustee.

        The registrar will maintain a register reflecting ownership of the Senior Notes outstanding from time to time and will make payments on and facilitate transfer of Senior Notes on behalf of the Issuer.

        The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange Senior Notes in accordance with the Senior Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Senior Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

Principal, Maturity and Interest

        The Issuer issued $1,175,000,000 in aggregate principal amount of Senior Notes. The Senior Notes will mature on July 15, 2015. Subject to compliance with the covenant described below under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Issuer may issue additional Senior Notes under the Senior Indenture (any such Senior Notes, "Additional Senior Notes"). The Senior Notes, and any Additional Senior Notes subsequently issued under the Senior Indenture, will be treated as a single class for all purposes under the Senior Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Senior Notes" for all purposes of the Senior Indenture and this "Description of Senior Notes" include any Additional Senior Notes that are actually issued.

        Interest on the Senior Notes accrues at the rate of 10.625% per annum and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2008, to the Holders of record on the immediately preceding January 1 and July 1. Interest on the Senior Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Senior Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

  Special Interest

        Special Interest may accrue on the Senior Notes in certain circumstances pursuant to the Registration Rights Agreement. Any Special Interest on the Senior Notes will be payable in the same form elected by the Issuer for payment of interest for the applicable interest payment period. All references in the Senior Indenture, in any context, to any interest or other amount payable on or with respect to the Senior Notes shall be deemed to include any Special Interest pursuant to the Registration Rights Agreement. Principal of, premium, if any, and interest on the Senior Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the

Holders of the Senior Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Notes represented by one or more global notes registered in the name of or held by the Depository Trust Company ("DTC") or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer's office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Senior Notes as described under the caption "Repurchase at the Option of Holders." The Issuer may from time to time acquire any Senior Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise.

Optional Redemption

        Except as set forth below, the Issuer will not be entitled to redeem Senior Notes at its option prior to July 15, 2011.

        At any time prior to July 15, 2011, the Issuer may redeem all or a part of the Senior Notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each Holder or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

        On and after July 15, 2011, the Issuer may redeem the Senior Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each Holder or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on July 15 of each of the years indicated below:

Year	Percentage
2011	105.313%
2012	102.656%
2013 and thereafter	100.000%

        In addition, until July 15, 2010, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Senior Notes at a redemption price equal to 110.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of Senior Notes issued under the Senior Indenture and the original principal amount of any Additional Senior Notes issued under the Senior Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

        Notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

        If the Issuer redeems less than all of the outstanding Senior Notes, the Trustee shall select the Senior Notes to be redeemed in the manner described under "Repurchase at the Option of Holders—Selection and Notice."

Repurchase at the Option of Holders

  Change of Control

        The Senior Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Notes as described under "Optional Redemption," the Issuer will make an offer to purchase all of the Senior Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, subject to the right of Holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

        (1)   that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all Senior Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

        (2)   the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

        (3)   that any Senior Note not properly tendered will remain outstanding and continue to accrue interest;

        (4)   that unless the Issuer defaults in the payment of the Change of Control Payment, all Senior Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

        (5)   that Holders electing to have any Senior Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Senior Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

        (6)   that Holders will be entitled to withdraw their tendered Senior Notes and their election to require the Issuer to purchase such Senior Notes; provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Senior Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Notes and its election to have such Senior Notes purchased;

        (7)   that if the Issuer is redeeming less than all of the Senior Notes, the Holders of the remaining Senior Notes will be issued new Senior Notes that will be equal in principal amount to the unpurchased portion of the Senior Notes surrendered. The unpurchased portion of the Senior Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

        (8)   the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent they are applicable in connection with the repurchase of Senior Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

        (1)   accept for payment all Senior Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

        (2)   deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Notes or portions thereof so tendered; and

        (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Senior Notes so accepted together with an Officer's Certificate to the Trustee stating that such Senior Notes or portions thereof have been tendered to and purchased by the Issuer.

        The paying agent will promptly mail to each Holder the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided that each such new Senior Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

        The Senior Credit Facilities will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Senior Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and could cause a Receivables Facility to be wound down.

        Our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Senior Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "Certain Covenants—Liens." Such restrictions in the Senior Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior Notes then outstanding. Except for the limitations contained in such covenants, however, the Senior Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

        The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Indenture applicable to a Change of Control Offer made by us and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuer to make an offer to repurchase the Senior Notes as described above.

        The provisions under the Senior Indenture relating to the Issuer's obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes.

  Asset Sales

        The Senior Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

        (1)   the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

        (2)   except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

          (a)   any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

          (b)   any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

          (c)   any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

        Within 360 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

        (1)   to permanently reduce:

          (a)   Obligations under the Senior Notes or any other Senior Indebtedness of the Issuer or any Guarantor (other than Obligations owed to the Issuer or a Restricted Subsidiary) and, in the case of Obligations under revolving credit facilities or other similar Indebtedness, to correspondingly permanently reduce commitments with respect thereto; provided that if the Issuer or any Restricted Subsidiary shall so reduce Obligations under any Senior Indebtedness that is not secured by a Lien, the Issuer or such Guarantor will, equally and ratably, reduce Obligations under the Senior Notes by, at its option, (A) redeeming Senior Notes, (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Senior Notes at 100% of the principal amount thereof, plus the amount of accrued and unpaid interest and Special Interest, if any, on the principal amount of Senior Notes to be repurchased or (C) purchasing Senior Notes through open market purchases (to the extent such purchases are at a price equal to or higher than 100% of the principal amount thereof) in a manner that complies with the Senior Indenture and applicable securities law; or

          (b)   Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

        (2)   to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

        (3)   to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided, further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from Asset Sales that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $75.0 million, the Issuer shall make an offer to all Holders and, if required or permitted by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (an "Asset Sale Offer"), to purchase the maximum aggregate principal amount of the Senior Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $75.0 million by mailing the notice required pursuant to the terms of the Senior Indenture, with a copy to the Trustee.

        To the extent that the aggregate amount of Senior Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Senior Indenture. If the aggregate principal amount of Senior Notes or other Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes and such other Senior Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Senior Notes or such Senior Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. Additionally, the Issuer may, at its option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale; provided that such Asset Sale Offer shall be in an aggregate amount of not less than $75.0 million. Upon consummation of such Asset Sale Offer, any Net Proceeds not required to be used to purchase Senior Notes shall not be deemed Excess Proceeds.

        Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Indenture.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Indenture by virtue thereof.

        The Senior Credit Facilities will prohibit or limit (subject to limited exceptions), and future credit agreements or other agreements to which the Issuer becomes a party may limit or prohibit, the Issuer from purchasing any Senior Notes as a result of an Asset Sale Offer. In the event the Issuer is required to make an Asset Sale Offer at a time when the Issuer is prohibited from purchasing the Senior Notes, the Issuer could seek the consent of its lenders to permit the purchase of the Senior Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from purchasing the Senior Notes. In such case, the Issuer's failure to purchase tendered Senior Notes would constitute an Event of Default under the Senior Indenture.

        The provisions under the Senior Indenture relative to the Issuer's obligation to make an offer to repurchase the Senior Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes.

  Selection and Notice

        If the Issuer is redeeming less than all of the Senior Notes issued at any time, the Trustee will select the Senior Notes to be redeemed (a) if the Senior Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Senior Notes or a satisfaction and discharge of the Senior Indenture. If any Senior Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        The Issuer will issue a new Senior Note in a principal amount equal to the unredeemed portion of the original Senior Note in the name of the Holder upon cancellation of the original Senior Note. Senior Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Senior Notes or portions thereof called for redemption.

Certain Covenants

  Limitation on Restricted Payments

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

        (I)   declare or pay any dividend or make any payment or distribution on account of the Issuer's, or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

          (a)   dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

          (b)   dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

        (II)  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

        (III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

          (a)   Indebtedness permitted under clauses (8) and (9) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

          (b)   the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

        (IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

        (1)   no Default shall have occurred and be continuing or would occur as a consequence thereof;

        (2)   immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

        (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

          (a)   50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning May 4, 2007, to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

          (b)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date from the issue or sale of:

            (i)    (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

                (x)   Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer's Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

                (y)   Designated Preferred Stock; and

                  (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer's direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

            (ii)   debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

  provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests of the Issuer or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (X) Disqualified Stock or debt securities that have been converted into Disqualified Stock, (Y) Excluded Contributions or (Z) transactions whose proceeds were used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (13)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock", solely to the extent of such usage; plus

          (c)   100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (13)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and

  Issuance of Disqualified Stock and Preferred Stock", (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions; plus

          (d)   to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

            (i)    the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

            (ii)   the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

          (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith (or if such fair market value exceeds $75.0 million, in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

        (1)   the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Indenture;

        (2)   (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("Treasury Capital Stock") or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) ("Refunding Capital Stock") and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

        (3)   the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as:

          (a)   the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

          (b)   such new Indebtedness is subordinated to the Senior Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

          (c)   such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

          (d)   such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

        (4)   a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of the Company or any of its direct or indirect parent companies in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $12.5 million (which shall increase to $25.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50.0 million in any calendar year (which shall increase to $100.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

          (a)   the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer's direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

          (b)   the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

          (c)   the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management of the Issuer, any of the Issuer's direct or indirect parent companies or any of the Issuer's Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Senior Indenture;

        (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

        (6)    (a)    the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

          (b)   the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Issue Date; provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

          (c)   the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

        (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed $50.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (8)   repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

        (9)   the declaration and payment of dividends on the Issuer's common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity's common stock), following consummation of the first public offering of the Issuer's common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer's common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

        (10) Restricted Payments that are made with Excluded Contributions;

        (11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed $100.0 million at the time made;

        (12) distributions or payments of Receivables Fees;

        (13) any Restricted Payment made as part of the Transactions and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Issuer to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under "—Transactions with Affiliates";

        (14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions "Repurchase at the Option of Holders—Change of Control" and "Repurchase at the Option of Holders—Asset Sales"; provided that all Senior Notes tendered by Holders in connection with a

Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

        (15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

          (a)   franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

          (b)   foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

          (c)   customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

          (d)   general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

          (e)   fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

        (16) the redemption for cash of a portion of each Senior Subordinated Note then outstanding equal to any "Mandatory Principal Redemption Amount" applicable thereto, to the extent required under the Senior Subordinated Indenture. The "Mandatory Principal Redemption Amount" means, as of the date of such redemption, the excess, if any, of (a) the aggregate amount of accrued and unpaid interest and all accrued and unpaid "original issue discount" (as defined in Section 1273(a)(1) of the Code) with respect to the Senior Subordinated Notes, over (b) an amount equal to the product of (i) the "issue price" (as defined in Sections 1273(b) and 1274(a) of the Code) of the Senior Subordinated Notes multiplied by (ii) the "yield to maturity" (as defined in the Treasury Regulation Section 1.1272-1(b)(1)(i)) of the Senior Subordinated Notes;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clause (11), no Default shall have occurred and be continuing or would occur as a consequence thereof.

        As of the Issue Date, all of the Issuer's Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investment." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Senior Indenture.

        Notwithstanding the foregoing provisions of this covenant, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, pay any cash dividend or make any cash distribution on or in respect of the Issuer's Capital Stock or purchase for cash or otherwise acquire for cash any Capital Stock of the Issuer or any direct or indirect parent of the Issuer, for the purpose of paying any cash dividend or making any cash distribution to, or acquiring Capital Stock of any direct or indirect parent of the Issuer for cash from, the Investors, or Guarantee any Indebtedness of any Affiliate of the Issuer for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, in each case by means of utilization of the cumulative Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1), (7) or (11) of the second paragraph of this covenant or clauses (8) or (13) of the definition of "Permitted Investments", unless at the time and after giving effect to such payment, the Consolidated Leverage Ratio of the Issuer would be equal to or less than 6.00:1.00.

  Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness), and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or Disqualified Stock or Preferred Stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $250.0 million of Indebtedness or Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and clauses (13)(b), (15) and (20) below at such time.

        The foregoing limitations will not apply to:

        (1)   the incurrence of Indebtedness under (x) Credit Facilities (other than the ABL Facility) by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $2,625.0 million outstanding at any one time and (y) the ABL Facility by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount equal to the ABL Facility Cap;

        (2)   the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Senior Notes issued on the Issue Date (including any Guarantee hereof) and the Senior Exchange Notes and related guarantees of the Senior Exchange Notes to be issued in exchange for the Senior Notes and the Guarantees pursuant to the Registration Rights Agreement (other than any Additional Senior Notes and related guarantees);

        (3)   the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Senior Subordinated Notes and related guarantees, as well as any exchange notes and exchange guarantees to be issued in exchange for the Senior Subordinated Notes and related guarantees pursuant a registration rights agreement;

        (4)   Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1), (2) and (3) of this paragraph);

        (5)   Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations in a principal amount not to exceed $250.0 million (excluding the principal amount of any Capitalized Lease Obligations or Purchase Money Obligations relating to the purchase, lease or improvement of the Company's distribution centers located in Fulton, Missouri, Indianola, Mississippi and Ardmore, Oklahoma) in the aggregate at any one time outstanding together with all other Indebtedness issued under this clause (5); so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

        (6)   Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers' compensation or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation, or employee health claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (7)   Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (7);

        (8)   Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Senior Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

        (9)   Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor issues such Indebtedness to a Restricted Subsidiary that is not a Guarantor (other than to any Restricted Subsidiary engaged in the insurance business in order to provide insurance to the Issuer and its Subsidiaries), such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Senior Notes of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (9);

        (10) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (10);

        (11) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," exchange rate risk or commodity pricing risk;

        (12) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

        (13) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (13)(b), does not at any one time outstanding exceed $250.0 million; provided, however that on a pro forma basis, together with any amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the second proviso to the first paragraph of this covenant and clauses (15) and (20), no more than $250.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred pursuant to this clause (13)(b) shall be incurred by Restricted Subsidiaries that are not Guarantors (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (13)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (13)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (13)(b));

        (14) the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4), (5) and (13)(a) above, this clause (14) and clause (15) below or any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

          (a)   has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

          (b)   to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

          (c)   shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor;

and provided further that subclause (a) of this clause (14) will not apply to any refunding or refinancing of any Indebtedness outstanding under a Credit Facility;

        (15) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition of any Person or assets or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Senior Indenture; provided that after giving effect to such acquisition or merger, either:

          (a)   the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

          (b)   the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

provided, however that on a pro forma basis, together with amounts incurred and outstanding pursuant to the second proviso to the first paragraph of this covenant and clauses (13)(b) and (20), no more than $250.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (15) shall be incurred and outstanding;

        (16) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

        (17) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

        (18) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other Obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Senior Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer permitted to be incurred under the terms of the Senior Indenture; provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

        (19) Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (19) 5.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (19));

        (20) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $100.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (20) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (20) shall cease to be deemed incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (20)); provided, however, that, on a pro forma basis, together with amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the second proviso to the first paragraph of this covenant and clauses (13)(b) and (15), no more than $250.0 million of Indebtedness would be incurred and outstanding by Restricted Subsidiaries that are not Guarantors;

        (21) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business; and

        (22) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments."

        For purposes of determining compliance with this covenant:

        (1)   in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (22) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

        (2)   at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

        Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        The Senior Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Senior Notes or such Guarantor's Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be; provided that this sentence shall not apply to Indebtedness incurred under clause (1) of the second paragraph of this covenant.

        The Senior Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

  Liens

        The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuer or any Guarantor now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

        (1)   in the case of Liens securing Subordinated Indebtedness, the Senior Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

        (2)   in all other cases, the Senior Notes or the Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

except that the foregoing shall not apply to (a) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit relating thereto, that was permitted by the terms of the Senior Indenture to be incurred pursuant to clause (1) of the second paragraph under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and (b) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described above under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that, with respect to Liens securing Obligations permitted under this subclause (b), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 3.25 to 1.0. Any Lien which is granted to secure the Senior Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Senior Notes.

  Merger, Consolidation or Sale of All or Substantially All Assets

        The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

        (1)   the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the "Successor Company");

        (2)   the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Senior Notes and the Senior Indenture pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

        (3)   immediately after such transaction, no Default exists;

        (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

          (a)   the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or

          (b)   the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

        (5)   each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Senior Indenture, the Senior Notes and the Registration Rights Agreement; and

        (6)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Senior Indenture.

        The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Senior Indenture, the Guarantees and the Senior Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

        (1)   any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

        (2)   the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States or any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

        Subject to certain limitations described in the Senior Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

        (1)   (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Person");

          (b)   the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Senior Indenture and such Guarantor's related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

          (c)   immediately after such transaction, no Default exists; and

          (d)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Senior Indenture; or

        (2)   the transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Senior Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Senior Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

  Transactions with Affiliates

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $15.0 million, unless:

        (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

        (2)   the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

        (1)   transactions between or among the Issuer or any of its Restricted Subsidiaries;

        (2)   Restricted Payments permitted by the provisions of the Senior Indenture described above under the covenant "—Limitation on Restricted Payments" and the definition of "Permitted Investments";

        (3)   the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, in each case as in effect on the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

        (4)   the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

        (5)   transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

        (6)   any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date in the reasonable determination of the Issuer);

        (7)   the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole in the reasonable determination of the Issuer;

        (8)   the Transactions and the payment of all fees and expenses related to the Transactions, in each case as disclosed in the offering documentation relating to the outstanding notes;

        (9)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

        (10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

        (11) sales of accounts receivable, or participations therein, in connection with the ABL Facility and any Receivables Facility;

        (12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of the Issuer in good faith;

        (13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith;

        (14) investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

        (15) payments to or from, and transactions with, any joint ventures in the ordinary course of business; and

        (16) payments by the Issuer (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Issuer and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer and its Restricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

        (1)   (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

          (b)   pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

        (2)   make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

        (3)   sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

          (a)   contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation;

          (b)   the Senior Indenture, the Senior Notes, the Senior Subordinated Indenture and the Senior Subordinated Notes;

          (c)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

          (d)   applicable law or any applicable rule, regulation or order;

          (e)   any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

          (f)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

          (g)   Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens";

          (h)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (i)    other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (j)    customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

          (k)   customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

          (l)    any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

          (m)  restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer, are necessary or advisable to effect the transactions contemplated under such Receivables Facility.

  Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Receivables Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

        (1)   such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Senior Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

          (a)   if the Senior Notes or such Guarantor's Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Senior Notes are subordinated to such Indebtedness; and

          (b)   if such Indebtedness is by its express terms subordinated in right of payment to the Senior Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Notes; and

        (2)   such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to (i) any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (ii) guarantees of any Receivables Facility by any Receivables Subsidiary.

  Reports and Other Information

        Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Senior Indenture will require the Issuer to file with the SEC (and make available to the Trustee and Holders (without exhibits), without cost to any Holder, within 15 days after it files with the SEC) from and after the Issue Date,

        (1)   within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

        (2)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all information that would be required to be contained in Form 10-Q, or any successor or comparable form;

        (3)   promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

        (4)   any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Senior Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Issuer becomes a Guarantor of the Senior Notes, the Senior Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in the offering documentation relating to the outstanding notes, to the extent filed within the times specified above, or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Issuer's website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, the financial information (including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the offering documentation relating to the outstanding notes, to the extent filed within the times specified above. Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (3) under "Events of Default and Remedies" until 120 days after the date any report is required to be filed with the SEC (or posted on the Issuer's website or provided to the Trustee) pursuant to this covenant.

Events of Default and Remedies

        The Senior Indenture provides that each of the following is an "Event of Default":

        (1)   default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Notes;

        (2)   default for 30 days or more in the payment when due of interest or Special Interest on or with respect to the Senior Notes;

        (3)   failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Senior Notes then outstanding under the Senior Indenture to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Senior Indenture or the Senior Notes;

        (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Notes, if both:

          (a)   such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

          (b)   the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

        (5)   failure by the Issuer or any Significant Subsidiary (or group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (6)   certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or group of Subsidiaries that together would constitute a Significant Subsidiary); or

        (7)   the Guarantee of any Significant Subsidiary (or group of Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer (or the responsible officers of any group of Subsidiaries that together would constitute a Significant Subsidiary) of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Senior Indenture or the release of any such Guarantee in accordance with the Senior Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Senior Indenture, the Trustee or the Holders of at least 30% in principal amount of the Senior Notes then outstanding under the Senior Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the Senior Notes then outstanding under the Senior Indenture to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Notes will become due and payable without further action or notice. The Senior Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Senior Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders.

        The Senior Indenture provides that the Holders of a majority in aggregate principal amount of the Senior Notes then outstanding under the Senior Indenture by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default and its consequences under the Senior Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

        (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

        (2)   the Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

        (3)   the default that is the basis for such Event of Default has been cured.

        Subject to the provisions of the Senior Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Indenture at the request or direction of any of the Holders unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Senior Indenture or the Senior Notes unless:

        (1)   such Holder has previously given the Trustee notice that an Event of Default is continuing;

        (2)   Holders of at least 30% in principal amount of the then outstanding Senior Notes have requested the Trustee to pursue the remedy;

        (3)   Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

        (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

        (5)   Holders of a majority in principal amount of the then outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, under the Senior Indenture the Holders of a majority in principal amount of the total outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would subject the Trustee to personal liability.

        The Senior Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Senior Indenture, and the Issuer is required, within five Business Days upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

        No director, officer, employee, incorporator or shareholder of the Issuer or any Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Senior Notes, the Guarantees or the Senior Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Senior Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuer and the Guarantors under the Senior Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Notes issued under the Senior Indenture. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Senior Notes issued under the Senior Indenture and have the Issuer's and each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

          (1)   the rights of Holders of Senior Notes issued under the Senior Indenture to receive payments in respect of the principal of, premium, if any, and interest on the Senior Notes when such payments are due solely out of the trust created pursuant to the Senior Indenture;

          (2)   the Issuer's obligations with respect to Senior Notes concerning issuing temporary notes, registration of such Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Senior Indenture.

        In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Senior Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Senior Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Notes:

          (1)   the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Notes issued under the Senior Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Notes, and the Issuer must specify whether such Senior Notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

            (a)   the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

            (b)   since the original issuance of the Senior Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Subordinated Indenture, the Senior Subordinated Notes or any other material agreement or instrument (other than the Senior Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

          (6)   the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

          (7)   the Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

          (8)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Senior Indenture will be discharged and will cease to be of further effect as to all Senior Notes issued thereunder, when either:

          (1)   all Senior Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

          (2)   (a) all Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

            (b)   no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Senior Indenture or the Senior Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities, the Senior Subordinated Indenture, the Senior Subordinated Notes or any other material agreement or instrument (other than the Senior Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

            (c)   the Issuer has paid or caused to be paid all sums payable by it under the Senior Indenture; and

            (d)   the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuer must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Senior Indenture, any Guarantee, and the Senior Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes, and any existing Default or compliance with any provision of the Senior Indenture, the Senior Notes issued thereunder, any Guarantee may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes, other than Senior Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Notes).

        The Senior Indenture provides that, without the consent of each affected Holder, an amendment or waiver may not, with respect to any Senior Notes held by a non-consenting Holder:

          (1)   reduce the principal amount of such Senior Notes whose Holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed final maturity of any such Senior Note or alter or waive the provisions with respect to the redemption of such Senior Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest on any Senior Note;

          (4)   waive a Default in the payment of principal of or premium, if any, or interest on the Senior Notes, except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Senior Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

          (5)   make any Senior Note payable in money other than that stated therein;

          (6)   make any change in the provisions of the Senior Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Notes;

          (7)   make any change in these amendment and waiver provisions;

          (8)   impair the right of any Holder to receive payment of principal of, or interest on such Holder's Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Senior Notes;

          (9)   make any change to or modify the ranking of the Senior Notes that would adversely affect the Holders; or

          (10) except as expressly permitted by the Senior Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders.

        Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Senior Indenture to which it is a party) and the Trustee may amend or supplement the Senior Indenture, any Guarantee or Notes without the consent of any Holder;

          (1)   to cure any ambiguity, omission, mistake, defect or inconsistency;

          (2)   to provide for uncertificated Senior Notes of such series in addition to or in place of certificated Senior Notes;

          (3)   to comply with the covenant relating to mergers, consolidations and sales of assets;

          (4)   to provide for the assumption of the Issuer's or any Guarantor's obligations to the Holders;

          (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Senior Indenture of any such Holder;

          (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

          (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Senior Indenture under the Trust Indenture Act;

          (8)   to evidence and provide for the acceptance and appointment under the Senior Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

          (9)   to provide for the issuance of Senior Exchange Notes or private exchange notes, which are identical to Senior Exchange Notes except that they are not freely transferable;

          (10) to add a Guarantor under the Senior Indenture;

          (11) to conform the text of the Senior Indenture, Guarantees or the Senior Notes to any provision of this "Description of Senior Notes" to the extent that such provision in this "Description of Senior Notes" was intended to be a verbatim recitation of a provision of the Senior Indenture, Guarantee or Senior Notes; or

          (12) to make any amendment to the provisions of the Senior Indenture relating to the transfer and legending of Senior Notes as permitted by the Senior Indenture, including, without limitation, to facilitate the issuance and administration of the Senior Notes; provided, however, that (i) compliance with the Senior Indenture as so amended would not result in Senior Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Notes.

        The consent of the Holders will not be necessary under the Senior Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

        The Senior Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Senior Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Senior Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Senior Indenture, the Senior Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Senior Indenture. For purposes of the Senior Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "ABL Facility" means the Asset-Based Revolving Credit Agreement to be entered into as of the Issue Date by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder and The CIT Group/Business Credit Inc., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "ABL Facility Cap" means an amount equal to the greater of (x) $1,125.0 million and (y) the sum of (i) 85% of the net orderly liquidation value as determined in good faith by the Issuer of inventory of the Issuer and each Guarantor and (ii) 90% of all credit card receivables of the Issuer and each Guarantor determined in accordance with GAAP.

        "ABL Obligations" means Obligations under the ABL Facility.

        "ABL Secured Parties" means each of (i) the ABL Collateral Agent on behalf of itself and the lenders under the ABL Facility and lenders or their affiliates counterparty to related Hedging Obligations and (ii) each other holder of ABL Obligations.

        "Acquired Indebtedness" means, with respect to any specified Person,

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Senior Note on any Redemption Date, the greater of:

          (1)   1.0% of the principal amount of such Senior Note; and

          (2)   the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Note at July 15, 2011 (such redemption price being set forth in the tables appearing above under the captions "Optional Redemption"), plus (ii) all required interest payments due on such Senior Note through July 15, 2011 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Senior Note.

        "Asset Sale" means:

          (1)   the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

          (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock");

in each case, other than:

          (a)   any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

          (b)   the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under "Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Senior Indenture;

          (c)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "Certain Covenants—Limitation on Restricted Payments";

          (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $25.0 million;

          (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

          (f)    to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

          (g)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

          (h)   any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

          (i)    foreclosures on assets;

          (j)    sales of accounts receivable, or participations therein, in connection with the ABL Facility or any Receivables Facility;

          (k)   any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Senior Indenture;

          (l)    dispositions in the ordinary course of business by any Restricted Subsidiary engaged in the insurance business in order to provide insurance to the Issuer and its Subsidiaries;

          (m)  the unwinding of any Hedging Obligations; and

          (n)   sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements.

        "Asset Sale Offer" has the meaning set forth in the fourth paragraph under "Repurchase at the Option of Holders—Asset Sales."

        "Bankruptcy Code" means Title 11 of the United States Code, as amended.

        "Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means:

        (1)   in the case of a corporation, corporate stock;

        (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

        (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

        (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Capitalized Software Expenditures" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   euro or any national currency of any participating member state of the EMU or such local currencies held by the Issuer and its Restricted Subsidiaries from time to time in the ordinary course of business;

        (3)   securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities of 24 months or less from the date of acquisition;

        (4)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

        (5)   repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

        (6)   commercial paper rated at least P-1 by Moody's or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

        (7)   marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

        (8)   investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

        (9)   readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P with maturities of 24 months or less from the date of acquisition;

        (10) Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition; and

        (11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Change of Control" means the occurrence of any of the following:

        (1)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

        (2)   the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

        "Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

        (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers' acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (u) accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting, (w) any Special Interest and any comparable "additional interest" with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

        (2)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

        (3)   interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated Leverage Ratio" as of any date of determination, means the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer's EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Fixed Charge Coverage Ratio."

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

        (1)   any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transactions to the extent incurred on or prior to May 1, 2008), severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

        (2)   the cumulative effect of a change in accounting principles during such period shall be excluded,

        (3)   any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

        (4)   any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

        (5)   the Net Income for such period of any Person that is an Unrestricted Subsidiary shall be excluded, and, solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

        (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

        (7)   effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property, equipment, inventory, software and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

        (8)   any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

        (9)   any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

        (10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Company or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded,

        (11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

        (12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established as a result of the Transactions in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded, and

        (13) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Consolidated Secured Debt Ratio" as of any date of determination, means the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer's EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Fixed Charge Coverage Ratio."

        "Consolidated Total Indebtedness" means, as of any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total

Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

        (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor,

        (2)   to advance or supply funds:

          (a)   for the purchase or payment of any such primary obligation, or

          (b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

        (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Notes or the date the Senior Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

        (1)   increased (without duplication) by:

          (a)   provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income in such period; plus

          (b)   Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of "Consolidated Interest Expense" pursuant to clauses (1)(u), (v), (w), (x), (y) and (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income in such period; plus

          (c)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income in such period; plus

          (d)   any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Senior Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Notes and any Credit Facilities and (ii) any amendment or other modification of the Senior Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income in such period; plus

          (e)   the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

          (f)    any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

          (g)   the amount of any minority interest expense consisting of income attributable to minority equity interests of third parties deducted (and not added back) in such period in calculating Consolidated Net Income in such period; plus

          (h)   the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under "Certain Covenants—Transactions with Affiliates"; plus

          (i)    the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 12 months after the date of determination to take such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $25.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Fixed Charge Coverage Ratio"); plus

          (j)    the amount of loss on sales of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

          (k)   an amount equal to the impact on cost of goods sold and operating profit of incremental markdowns taken as a result of Project Alpha as described in the offering documentation relating to the outstanding notes; provided that this clause (k) shall not apply to any quarterly period beginning after February 1, 2008; plus

          (l)    any expenses associated with Project Alpha inventory and real estate initiatives as described in the offering documentation relating to the outstanding notes; provided that this clause (l) shall not apply to any quarterly period beginning after February 1, 2008; plus

          (m)  any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments";

        (2)   decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

        (3)   increased or decreased by (without duplication):

          (a)   any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable, and

          (b)   any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk).

        "EMU" means the economic and monetary union as contemplated in the Treaty on European Union.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

        (1)   public offerings with respect to the Issuer's or any direct or indirect parent company's common stock registered on Form S-8;

        (2)   issuances to any Subsidiary of the Issuer; and

        (3)   any such public or private sale that constitutes an Excluded Contribution.

        "euro" means the single currency of participating member states of the EMU.

        "Event of Default" has the meaning set forth under "Events of Default and Remedies."

        "Excess Proceeds" has the meaning set forth in the fourth paragraph under "Repurchase at the Option of Holders—Asset Sales."

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer after the Issue Date from

        (1)   contributions to its common equity capital, and

        (2)   the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer's Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred on the first day of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such

Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred on the first day of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of:

        (1)   Consolidated Interest Expense of such Person for such period;

        (2)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

        (3)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on the Issue Date.

        "General Credit Facility" means the credit agreement to be entered into as of the Issue Date by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder and Citicorp North America, Inc., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "Government Securities" means securities that are:

        (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

        (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuer's Obligations under the Senior Indenture.

        "Guarantor" means each Restricted Subsidiary that Guarantees the Senior Notes in accordance with the terms of the Senior Indenture.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

        "Holder" means the Person in whose name a Senior Note is registered on the registrar's books.

        "Indebtedness" means, with respect to any Person, without duplication:

          (1)   any indebtedness (including principal and premium) of such Person, whether or not contingent:

            (a)   in respect of borrowed money;

            (b)   evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

            (c)   representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

            (d)   representing any Hedging Obligations;

    if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

          (2)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

          (3)   to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

        "Initial Purchasers" means Goldman, Sachs & Co., Citigroup Global Markets Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC.

        "insolvency or liquidation proceeding" means:

        (1)   any case commenced by or against the Issuer or any Guarantor under any Bankruptcy Law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Issuer or any Guarantor, any receivership or assignment for the benefit of creditors relating to the Issuer or any Guarantor or any similar case or proceeding relative to the Issuer or any Guarantor or its creditors, as such, in each case whether or not voluntary;

        (2)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Issuer or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

        (3)   any other proceeding of any type or nature in which substantially all claims of creditors of the Issuer or any Guarantor are determined and any payment or distribution is or may be made on account of such claims.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

        (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

        (2)   debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

        (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

        (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "Certain Covenants—Limitation on Restricted Payments":

        (1)   "Investments" shall include the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

          (a)   the Issuer's "Investment" in such Subsidiary at the time of such redesignation; less

          (b)   the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

        (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

        "Investors" means Kohlberg Kravis Roberts & Co. L.P., GS Capital Partners VI Fund, L.P. and funds managed by Citigroup Private Equity LP, and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

        "Issue Date" means July 6, 2007.

        "Issuer" has the meaning set forth in the first paragraph under "General"; provided that when used in the context of determining the fair market value of an asset or liability under the Senior Indenture other than in calculating the ABL Facility Cap, "Issuer" shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $50.0 million (unless otherwise expressly stated).

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of "Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

        "Officer's Certificate" means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Senior Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        "Permitted Holders" means each of the Investors, members of management of the Issuer (or its direct or indirect parent) and any assignees of the equity commitments of the Investors on the Issue Date who are (or will be, pursuant to the agreements described under "Management—Equity Investment by Senior Management Participants" and "—Equity Investment by Other Management Participants") holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors, members of management and assignees of the equity commitments of the Investors, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

        "Permitted Investments" means:

        (1)   any Investment in the Issuer or any of its Restricted Subsidiaries;

        (2)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

        (3)   any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

          (a)   such Person becomes a Restricted Subsidiary; or

          (b)   such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

        (4)   any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under "Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

        (5)   any Investment existing on the Issue Date;

        (6)   any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

          (a)   in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

          (b)   as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

        (7)   Hedging Obligations permitted under clause (11) of the second paragraph of the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (8)   any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed $50.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (9)   Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "Certain Covenants—Limitations on Restricted Payments";

        (10) guarantees of Indebtedness permitted under the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (5) and (9) of such paragraph);

        (12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

        (13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed $100.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect the ABL Facility or any Receivables Facility, as the case may be;

        (15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

        (16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person's purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof; and

        (17) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons.

        "Permitted Liens" means, with respect to any Person:

        (1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

        (2)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (3)   Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (4)   Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

        (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

        (6)   Liens securing Indebtedness permitted to be incurred pursuant to clauses (1), (5), (13), (14), (19) or (20) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that (a) Liens securing

Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (14) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness, Disqualified Stock or Preferred Stock incurred under clause (5) or (13) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," (b) Liens securing Indebtedness permitted to be incurred pursuant to clause (19) extend only to the assets of Foreign Subsidiaries, (c) Liens securing Indebtedness permitted to be incurred pursuant to clause (20) are solely on acquired property or the assets of the acquired entity, as the case may be and (d) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (5) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" extend only to the assets so financed, purchased, constructed or improved;

        (7)   Liens existing on the Issue Date (other than Liens in favor of the lenders under the Senior Credit Facilities);

        (8)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

        (9)   Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

        (10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Senior Indenture, secured by a Lien on the same property securing such Hedging Obligations;

        (12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

        (13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

        (14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

        (15) Liens in favor of the Issuer or any Guarantor;

        (16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business;

        (17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

        (18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Senior Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

        (19) deposits made in the ordinary course of business to secure liability to insurance carriers;

        (20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $20.0 million at any one time outstanding;

        (21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "Events of Default and Remedies" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

        (22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

        (23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

        (24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

        (25) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

        (26) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

        (27) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Plan of Reorganization" means any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any insolvency or liquidation proceeding.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

        "Purchase Money Obligations" means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise.

        "Qualified Proceeds" means the fair value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Senior Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivables Facility" means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries purports to sell its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Receivables Facility.

        "Receivables Subsidiary" means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

        "Redemption Date" has the meaning set forth under "Optional Redemption—Senior Notes."

        "Registration Rights Agreement" means the Registration Rights Agreement related to the Senior Notes, dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary's ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Credit Facilities" means the ABL Facility and the General Credit Facility.

        "Senior Exchange Notes" means any notes issued in exchange for the Senior Notes pursuant to the Registration Rights Agreement or similar agreement.

        "Senior Indebtedness" means:

        (1)   all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or the Senior Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

        (2)   all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the Senior Indenture;

        (3)   any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Senior Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Senior Notes or any related Guarantee; and

        (4)   all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

        (a)   any obligation of such Person to the Issuer or any of its Subsidiaries;

        (b)   any liability for federal, state, local or other taxes owed or owing by such Person;

        (c)   any accounts payable or other liability to trade creditors arising in the ordinary course of business;

        (d)   any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

        (e)   that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Senior Indenture.

        "Senior Subordinated Indenture" means the Senior Subordinated Indenture dated as of the Issue Date, among the Issuer, the Guarantors, as guarantors and the Trustee, as trustee, pursuant to which the Senior Subordinated Notes are issued.

        "Senior Subordinated Notes" means the $725,000,000 aggregate principal amount of 11.875%/12.625% Senior Subordinated Toggle Notes due 2017 issued by the Issuer under the Senior Subordinated Indenture on the Issue Date.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Special Interest" means all additional interest then owing pursuant to the Registration Rights Agreement.

        "Sponsor Management Agreement" means the management agreement between certain of the management companies associated with the Investors and the Issuer.

        "Subordinated Indebtedness" means, with respect to the Senior Notes,

        (1)   any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Senior Notes, and

        (2)   any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Notes.

        "Subsidiary" means, with respect to any Person:

        (1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

        (2)   any partnership, joint venture, limited liability company or similar entity of which

          (x)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

          (y)   such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Total Assets" means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer or such other Person as may be expressly stated.

        "Transactions" means the acquisition of all of the outstanding capital stock of Dollar General Corporation, including the payment of the acquisition consideration in connection therewith, the equity investment by the Investors and members of management, the issuance of the Senior Notes and the Senior Subordinated Notes, the tender offer and consent solicitation for any and all of the outstanding 8 5/8% Notes due 2010 of Dollar General Corporation and the execution of, and borrowings on the Issue Date under, the Senior Credit Facilities and, the pledge and security arrangements in connection with the foregoing, in each case as in effect on the Issue Date, and the related transactions described in this prospectus under the section thereof entitled "—The Transactions."

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to July 15, 2011; provided, however, that if the period from the Redemption Date to July 15, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

        "Unrestricted Subsidiary" means:

        (1)   any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

        (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that:

        (1)   any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

        (2)   such designation complies with the covenants described under "Certain Covenants—Limitation on Restricted Payments"; and

        (3)   each of:

          (a)   the Subsidiary to be so designated; and

          (b)   its Subsidiaries

  has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

        The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

        (1)   the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

        (2)   the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        The Issuer shall notify the Trustee of any such designation by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

        (1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

        (2)   the sum of all such payments.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

DESCRIPTION OF SENIOR SUBORDINATED NOTES

General

        Certain terms used in this description are defined under the subheading "Certain Definitions."

        Buck Acquisition Corp. issued $725,000,000 aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes") under an indenture to be dated July 6, 2007 (the "Senior Subordinated Indenture") among Buck Acquisition Corp., the Guarantors and Wells Fargo Bank, National Association, as trustee (the "Trustee"). Immediately following the closing of the offering and as part of the Transactions, Buck Acquisition Corp. merged with and into Dollar General Corporation, with Dollar General Corporation continuing as the surviving corporation and assuming all the obligations of Buck Acquisition Corp. under the Senior Subordinated Indenture. Dollar General Corporation will issue the exchange notes described in the prospectus under the Senior Indenture. In this description, the terms "we," "our," "us," "the Issuer" and "the Company" refer to Buck Acquisition Corp. prior to the merger described above and to Dollar General Corporation as the surviving corporation in the merger, together with its consolidated Subsidiaries (except that "the Issuer" does not include consolidated subsidiaries). The Senior Subordinated Notes were issued in a private transaction that is not subject to the registration requirements of the Securities Act. See "Notice to Investors." Except as set forth herein, the terms of the Senior Subordinated Notes will be substantially identical and include those stated in the Senior Subordinated Indenture and those made part of the Senior Subordinated Indenture by reference to the Trust Indenture Act.

        The following description is only a summary of the material provisions of the Senior Subordinated Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of that agreement, including the definitions therein of certain terms used below. We urge you to read the Senior Subordinated Indenture because it, and not this description, will define your rights as Holders of Senior Subordinated Notes. You may request copies of the Senior Subordinated Indenture at our address set forth under the heading "Summary."

Brief Description of the Senior Subordinated Notes

        The Senior Subordinated Notes:

  •
  are general unsecured senior subordinated obligations of the Issuer;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of the Issuer, including Indebtedness under the Issuer's new Senior Credit Facilities and the Issuer's new Senior Notes;

  •
  are pari passu in right of payment with all future unsecured Senior Subordinated Indebtedness of the Issuer;

  •
  are effectively subordinated to all Secured Indebtedness of the Issuer, including Indebtedness under the Issuer's new Senior Credit Facilities, to the extent of the collateral securing such Indebtedness;

  •
  are senior in right of payment to all future Subordinated Indebtedness of the Issuer;

  •
  are structurally subordinated to any existing and future indebtedness and liabilities of non-guarantor Subsidiaries, including the Issuer's Foreign Subsidiaries and any Unrestricted Subsidiaries;

  •
  are initially unconditionally guaranteed on a joint and several and senior subordinated basis by each Restricted Subsidiary that guarantees the General Credit Facility; and

  •
  are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, initially jointly and severally fully and unconditionally guarantee, on a senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Senior Subordinated Indenture and the Senior Subordinated Notes, whether for payment of principal of, premium, if any, or interest or Special Interest in respect of the Senior Subordinated Notes, expenses, indemnification or otherwise, on the terms set forth in the Senior Subordinated Indenture by executing the Senior Subordinated Indenture.

        The Restricted Subsidiaries which guarantee the General Credit Facility initially guarantee the Senior Subordinated Notes. Each Guarantee is a general unsecured senior subordinated obligation of the applicable Guarantor, is subordinated in right of payment to all existing and any future Senior Indebtedness of such Guarantor, is pari passu in right of payment with any future Senior Subordinated Indebtedness of such Guarantor, is effectively subordinated to all Secured Indebtedness of such Guarantor to the extent of the value of the collateral securing such Indebtedness, and will rank senior in right of payment to any future Subordinated Indebtedness of such Guarantor. The Senior Subordinated Notes are structurally subordinated to Indebtedness and other liabilities of Subsidiaries of the Issuer that do not guarantee the Senior Subordinated Notes.

        Not all of the Issuer's Subsidiaries guarantee the Senior Subordinated Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of the Issuer's Subsidiaries which are Foreign Subsidiaries, non-Wholly Owned Subsidiaries or any Receivables Subsidiaries will guarantee the Senior Credit Facilities, the Senior Notes or the Senior Subordinated Notes. Our Non-Guarantor Subsidiaries accounted for approximately $107.4 million of net revenues and approximately $20.5 million of net income, in each case, for 2006 and approximately $243.0 million of total assets, and approximately $187.0 million of total liabilities, in each case as of February 2, 2007.

        The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

        Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Senior Subordinated Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes."

        Each Guarantee by a Guarantor will provide by its terms that it will be automatically and unconditionally released and discharged upon:

  (1)
  (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Senior Subordinated Indenture;

    (b)
    the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or such other guarantee that resulted in the creation of such guarantee, except a discharge or release by or as a result of payment under such guarantee;

    (c)
    the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Senior Subordinated Indenture; or

    (d)
    the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under "Legal Defeasance and Covenant Defeasance" or the discharge of the Issuer's obligations under the Senior Subordinated Indenture in accordance with the terms of the Senior Subordinated Indenture; and

          (2)   such Guarantor delivering to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Senior Subordinated Indenture relating to such transaction have been complied with.

Other Senior Subordinated Indebtedness Versus Senior Subordinated Notes

        Only Indebtedness of the Issuer or a Guarantor that is Senior Indebtedness ranks senior to the Senior Subordinated Notes and the Guarantees in accordance with the provisions of the Senior Subordinated Indenture. The Senior Subordinated Notes and the Guarantees rank pari passu with all future Senior Subordinated Indebtedness of the Issuer and the Guarantors.

        The Issuer and the Guarantors agree in the Senior Subordinated Indenture not to incur any Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such person. The Senior Subordinated Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Senior Subordinated Notes

        Neither the Issuer nor any Guarantor are permitted to make payments of principal of or premium, if any, or interest on the Senior Subordinated Notes (or pay any other obligations relating to the Senior Subordinated Notes, including Special Interest, fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under "Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge" below and may not purchase, redeem or otherwise retire any Senior Subordinated Notes (collectively, "pay the Senior Subordinated Notes") (except in the form of Permitted Junior Securities) if either of the following occurs (a "Payment Default"):

          (1)   any Obligation on any Designated Senior Indebtedness of the Issuer is not paid in full in cash when due (after giving effect to any applicable grace period); or

          (2)   any other default on Designated Senior Indebtedness of the Issuer occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Notwithstanding the foregoing, the Issuer is permitted to pay the Senior Subordinated Notes if it and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

        During the continuance of any default other than a Payment Default (a "Non-Payment Default") with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuer is not permitted to pay the Senior Subordinated Notes (except in the form of Permitted Junior Securities) for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Issuer) of written notice (a "Blockage Notice") of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

        (1)   by written notice to the Trustee and the Issuer from the Person or Persons who gave such Blockage Notice;

        (2)   because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

        (3)   because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

        Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Issuer and related Guarantors are permitted to resume paying the Senior Subordinated Notes after the end of such Payment Blockage Period. The Senior Subordinated Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Payment Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Indebtedness of the Issuer (other than the holders of Indebtedness under the Senior Credit Facilities), a Representative of holders of Indebtedness under the Senior Credit Facilities may give another Payment Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Senior Subordinated Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no Default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice unless such default has been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of such initial Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

        Upon any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer or its property:

          (1)   the holders of Senior Indebtedness of the Issuer will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders are entitled to receive any payment;

          (2)   until the Senior Indebtedness of the Issuer is paid in full in cash, any payment or distribution to which Holders would be entitled but for the subordination provisions of the Senior Subordinated Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders may receive Permitted Junior Securities; and

          (3)   if a distribution is made to Holders that, due to the subordination provisions, should not have been made to them, such Holders are required to hold it in trust for the holders of Senior Indebtedness of the Issuer and pay it over to them as their interests may appear.

        The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Senior Subordinated Indenture upon the failure of the Issuer to pay principal, premium, if any, or interest with respect to the Senior Subordinated Notes when due by their terms. If payment of the Senior Subordinated Notes is accelerated because of an Event of Default, the Issuer or the Trustee must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration. So long as there shall remain outstanding Senior Indebtedness under the Senior Credit Facilities, a Blockage Notice with respect to the Senior Credit Facilities may only be given by the respective administrative agents thereunder unless otherwise agreed to in writing by the respective requisite lenders named therein. If any Designated Senior Indebtedness is outstanding, neither the Issuer nor any Guarantor may pay the Senior Subordinated Notes until five Business Days after the Representatives of all the issues of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Senior Subordinated Notes only if the Senior Subordinated Indenture otherwise permits payment at that time.

        A Guarantor's obligations under its Guarantee are senior subordinated obligations. As such, the rights of Holders to receive payment by a Guarantor pursuant to its Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Issuer's obligations under the Senior Subordinated Notes apply equally to a Guarantor and the obligations of such Guarantor under its Guarantee.

        A Holder by its acceptance of Senior Subordinated Notes agrees to be bound by these subordination provisions and authorizes and expressly directs the Trustee under the Senior Subordinated Indenture, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Senior Subordinated Indenture and appoints the Trustee under the Senior Subordinated Indenture its attorney-in-fact for such purpose.

        By reason of the subordination provisions contained in the Senior Subordinated Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Issuer or a Guarantor who are holders of Senior Indebtedness of the Issuer or such Guarantor, as the case may be, may recover more, ratably, than the Holders, and creditors of the Issuer or a Guarantor who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness of the Issuer or such Guarantor and may recover more, ratably, than the Holders. See "Risk Factors—Risks Related to the Notes—Your right to receive payments on the senior subordinated notes will be junior to our existing and future senior indebtedness, including borrowings under our new senior secured credit facilities and the senior notes."

        The terms of the subordination provisions described above will not apply to payments from money or the proceeds of Government Securities deposited in trust or with the Trustee, as applicable, for the payment of principal of and interest on the Senior Subordinated Notes pursuant to the provisions described under "Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge," if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections.

Paying Agent and Registrar for the Senior Subordinated Notes

        The Issuer maintains one or more paying agents and a registrar for the Senior Subordinated Notes with offices in the Borough of Manhattan, City of New York. The initial paying agent and the initial registrar for the Senior Subordinated Notes is the Trustee.

        The registrar will maintain a register reflecting ownership of the Senior Subordinated Notes outstanding from time to time and will make payments on and facilitate transfer of Senior Subordinated Notes on behalf of the Issuer.

        The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange Senior Subordinated Notes in accordance with the Senior Subordinated Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Subordinated Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Senior Subordinated Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Senior Subordinated Note for a period of 15 days before a selection of Senior Subordinated Notes to be redeemed.

Principal, Maturity and Interest

        The Issuer issued $725,000,000 in aggregate principal amount of Senior Subordinated Notes. The Senior Subordinated Notes will mature on July 15, 2017. Subject to compliance with the covenant described below under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Issuer may issue additional Senior Subordinated Notes from time to time after this offering under the Senior Subordinated Indenture (any such Senior Subordinated Notes, "Additional Senior Subordinated Notes"). In addition, in connection with the payment of PIK Interest or Partial PIK Interest in respect of the Senior Subordinated Notes, the Issuer is entitled to, without the consent of the Holders, increase the outstanding principal amount of the Senior Subordinated Notes or issue additional Senior Subordinated Notes (the "PIK Notes") under the Senior Subordinated Indenture on the same terms and conditions as the Senior Subordinated Notes (in each case, the "PIK Payment"). The Senior Subordinated Notes, the PIK Notes and any Additional Senior Subordinated Notes subsequently issued under the Senior Subordinated Indenture, are treated as a single class for all purposes under the Senior Subordinated Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Senior Subordinated Notes" for all purposes of the Senior Subordinated Indenture and this "Description of Senior Subordinated Notes" include any PIK Notes and Additional Senior Subordinated Notes that are actually issued, and references to "principal amount" of the Senior Subordinated Notes includes any increase in the principal amount of the outstanding Senior Notes as a result of a PIK Payment.

        Interest on the Senior Subordinated Notes is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2008, to the Holders of record on the immediately preceding January 1 and July 1 . Interest on the Senior Subordinated Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Senior Subordinated Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. For any interest payment period after the initial interest payment period and prior to July 15, 2011,

        The Issuer may, at its option, elect to pay interest on the Senior Subordinated Notes:

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  entirely in cash ("Cash Interest");

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  entirely by increasing the principal amount of the outstanding Senior Subordinated Notes or by issuing PIK Notes ("PIK Interest"); or

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  on 50% of the outstanding principal amount of the Senior Subordinated Notes in cash and on 50% of the principal amount by increasing the principal amount of the outstanding Senior Subordinated Notes or by issuing PIK Notes ("Partial PIK Interest").

        The Issuer must elect the form of interest payment with respect to each interest period by delivering a notice to the Trustee at least 30 days prior to the beginning of each interest period. The Trustee shall promptly deliver a corresponding notice to the Holders. In the absence of such an election for any interest period, interest on the Senior Subordinated Notes shall be payable according to the election for the previous interest period. Interest for the first interest period commencing on the Issue Date shall be payable entirely in cash. After July 15, 2011, the Issuer will make all interest payments on the Senior Subordinated Notes entirely in cash. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of Senior Subordinated Notes as described under "—Optional Redemption" or "Repurchase at the Option of Holders" shall be made solely in cash.

        Cash Interest on the Senior Subordinated Notes will accrue at a rate of 11.875% per annum and be payable in cash. PIK Interest on the Senior Subordinated Notes will accrue at a rate of 12.625% per annum and be payable (x) with respect to Senior Subordinated Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company ("DTC") or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Senior Subordinated Note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1,000) and (y) with respect to Senior Subordinated Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. In the event that the Issuer elects to pay Partial PIK Interest for any interest period, each Holder will be entitled to receive Cash Interest in respect of 50% of the principal amount of the Senior Subordinated Notes held by such Holder on the relevant record date and PIK Interest in respect of 50% of the principal amount of the Senior Subordinated Notes held by such Holder on the relevant record date. Following an increase in the principal amount of the outstanding global Senior Subordinated Notes as a result of a PIK Payment, such global Senior Subordinated Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Senior Subordinated Notes issued pursuant to a PIK Payment will mature on July 15, 2017 and will be governed by, and subject to the terms, provisions and conditions of, the Senior Subordinated Indenture and shall have the same rights and benefits as the Senior Subordinated Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description "PIK" on the face of such PIK Note.

        If the Senior Subordinated Notes would otherwise constitute "applicable high yield discount obligations" within the meaning of Section 163(i)(1) of the Code, at the end of each accrual period ending after the fifth anniversary of the Senior Subordinated Notes' issuance (the "AHYDO redemption date"), the Issuer will be required to redeem for cash a portion of each Senior Subordinated Note then outstanding equal to the "Mandatory Principal Redemption Amount" (such redemption, a "Mandatory Principal Redemption"). The redemption price for the portion of each Senior Subordinated Note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The "Mandatory Principal Redemption Amount" means, as of each AHYDO redemption date, the excess, if any, of (a) the aggregate amount of accrued and unpaid interest and all accrued and unpaid "original issue discount" (as defined in Section 1273(a)(1) of the Code) with respect to the Senior Subordinated Notes, over (b) an amount equal to the product of (i) the "issue price" (as defined in Sections 1273(b) and 1274(a) of the Code) of the Senior Subordinated Notes multiplied by (ii) the "yield to maturity" (as defined in the Treasury Regulation Section 1.1272-1(b)(1)(i)) of the Senior Subordinated Notes. No partial redemption or repurchase of the senior Senior Subordinated Notes prior to any AHYDO redemption date pursuant to any other provision of the Senior Subordinated Indenture will alter the Issuer's obligation to make any Mandatory Principal Redemption with respect to any Senior Subordinated Notes that remain outstanding on the AHYDO redemption date.

  Special Interest

        Special Interest may accrue on the Senior Subordinated Notes in certain circumstances pursuant to the Registration Rights Agreement. Any Special Interest on the Senior Subordinated Notes will be payable in the same form elected by the Issuer for payment of interest for the applicable interest payment period. All references in the Senior Subordinated Indenture, in any context, to any interest or other amount payable on or with respect to the Senior Subordinated Notes shall be deemed to include any Special Interest pursuant to the Registration Rights Agreement. Principal of, premium, if any, and interest on the Senior Subordinated Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Subordinated Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer's office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        Except as set forth in the last paragraph under "Principal, Maturity and Interest," the Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Senior Subordinated Notes as described under the caption "Repurchase at the Option of Holders." The Issuer may from time to time acquire any Senior Subordinated Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise.

Optional Redemption

        Except as set forth below, the Issuer will not be entitled to redeem Senior Subordinated Notes at its option prior to July 15, 2012.

        At any time prior to July 15, 2012, the Issuer may redeem all or a part of the Senior Subordinated Notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each Holder or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Senior Subordinated Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

        On and after July 15, 2012, the Issuer may redeem the Senior Subordinated Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each Holder or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on July 15 of each of the years indicated below:

Year	Percentage
2012	105.938%
2013	103.958%
2014	101.979%
2015 and thereafter	100.000%

        In addition, until July 15, 2010, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Senior Subordinated Notes at a redemption price equal to 111.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of Senior Subordinated Notes issued under the Senior Subordinated Indenture and the original principal amount of any Additional Senior Subordinated Notes issued under the Senior Subordinated Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

        Notice of redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

        If the Issuer redeems less than all of the outstanding Senior Subordinated Notes, the Trustee shall select the Senior Subordinated Notes to be redeemed in the manner described under "Repurchase at the Option of Holders—Selection and Notice."

Repurchase at the Option of Holders

  Change of Control

        The Senior Subordinated Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Subordinated Notes as described under "Optional Redemption," the Issuer will make an offer to purchase all of the Senior Subordinated Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, with the following information:

        (1)   that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all Senior Subordinated Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

        (2)   the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

        (3)   that any Senior Subordinated Note not properly tendered will remain outstanding and continue to accrue interest;

        (4)   that unless the Issuer defaults in the payment of the Change of Control Payment, all Senior Subordinated Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

        (5)   that Holders electing to have any Senior Subordinated Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Subordinated Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Senior Subordinated Notes completed, to the paying agent and at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

        (6)   that Holders will be entitled to withdraw their tendered Senior Subordinated Notes and their election to require the Issuer to purchase such Senior Subordinated Notes; provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Senior Subordinated Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Subordinated Notes and its election to have such Senior Subordinated Notes purchased;

        (7)   that if the Issuer is redeeming less than all of the Senior Subordinated Notes, the Holders of the remaining Senior Subordinated Notes will be issued new Senior Subordinated Notes that will be equal in principal amount to the unpurchased portion of the Senior Subordinated Notes surrendered. The unpurchased portion of the Senior Subordinated Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

        (8)   the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent they are applicable in connection with the repurchase of Senior Subordinated Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Subordinated Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Subordinated Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

        (1)   accept for payment all Senior Subordinated Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

        (2)   deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Subordinated Notes or portions thereof so tendered; and

        (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Senior Subordinated Notes so accepted together with an Officer's Certificate to the Trustee stating that such Senior Subordinated Notes or portions thereof have been tendered to and purchased by the Issuer.

        The paying agent will promptly mail to each Holder the Change of Control Payment for such Senior Subordinated Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Senior Subordinated Note equal in principal amount to any unpurchased portion of the Senior Subordinated Notes surrendered, if any; provided that each such new Senior Subordinated Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

        The Senior Credit Facilities and Senior Notes will limit, and future credit agreements or other agreements relating to the Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and the holders of the Senior Notes to permit the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings and Senior Notes that contain such prohibition. In such case, the Issuer's failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Senior Subordinated Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Senior Subordinated Indenture would restrict payments to the Holders under certain circumstances. The Senior Credit Facilities will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Senior Subordinated Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and could cause a Receivables Facility to be wound down.

        Our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Senior Subordinated Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Senior Subordinated Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "Certain Covenants—Liens." Such restrictions in the Senior Subordinated Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior Subordinated Notes then outstanding. Except for the limitations contained in such covenants, however, the Senior Subordinated Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

        The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Subordinated Indenture applicable to a Change of Control Offer made by us and purchases all Senior Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law.

Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuer to make an offer to repurchase the Senior Subordinated Notes as described above.

        The provisions under the Senior Subordinated Indenture relating to the Issuer's obligation to make an offer to repurchase the Senior Subordinated Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Subordinated Notes.

  Asset Sales

        The Senior Subordinated Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

        (1)   the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

        (2)   except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

          (a)   any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Subordinated Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

          (b)   any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

          (c)   any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

        Within 360 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

        (1)   to permanently reduce:

          (a)   Obligations under any Senior Indebtedness, the Senior Subordinated Notes or any other Senior Subordinated Indebtedness, in each case, of the Issuer or any Guarantor (other than Obligations owed to the Issuer or a Restricted Subsidiary) and, in the case of Obligations under revolving credit facilities or other similar Indebtedness, to correspondingly permanently reduce commitments with respect thereto; provided that if the Issuer or any Restricted Subsidiary shall so reduce Obligations under any Senior Subordinated Indebtedness, the Issuer or such Guarantor will, equally and ratably, reduce Obligations under the Senior Subordinated Notes by, at its option, (A) redeeming Senior Subordinated Notes, (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Senior Subordinated Notes at 100% of the principal amount thereof, plus the amount of accrued and unpaid interest and Special Interest, if any, on the principal amount of Senior Subordinated Notes to be repurchased or (C) purchasing Senior Subordinated Notes through open market purchases (to the extent such purchases are at a price equal to or higher than 100% of the principal amount thereof) in a manner that complies with the Senior Subordinated Indenture and applicable securities law; or

          (b)   Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

        (2)   to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

        (3)   to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided, further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from Asset Sales that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $75.0 million, the Issuer shall make an offer to all Holders and, if required or permitted by the terms of any Senior Subordinated Indebtedness, to the holders of such Senior Subordinated Indebtedness (an "Asset Sale Offer"), to purchase the maximum aggregate principal amount of the Senior Subordinated Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Subordinated Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $75.0 million by mailing the notice required pursuant to the terms of the Senior Subordinated Indenture, with a copy to the Trustee.

        To the extent that the aggregate amount of Senior Subordinated Notes and such Senior Subordinated Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Senior Subordinated Indenture. If the aggregate principal amount of Senior Subordinated Notes or such Senior Subordinated Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Subordinated Notes and such other Senior Subordinated Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Senior Subordinated Notes or such Senior Subordinated Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. Additionally, the Issuer may, at its option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale; provided that such Asset Sale Offer shall be in an aggregate amount of not less than $75.0 million. Upon consummation of such Asset Sale Offer, any Net Proceeds not required to be used to purchase Senior Subordinated Notes shall not be deemed Excess Proceeds.

        Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Senior Subordinated Indenture.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Senior Subordinated Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Senior Subordinated Indenture by virtue thereof.

        The Senior Credit Facilities and the Senior Notes will prohibit or limit (subject to limited exceptions), and future credit agreements or other agreements to which the Issuer becomes a party may limit or prohibit, the Issuer from purchasing any Senior Subordinated Notes as a result of an Asset Sale Offer. In the event the Issuer is required to make an Asset Sale Offer at a time when the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders to permit the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings and Senior Notes that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings or Senior Notes, the Issuer will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer's failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Senior Subordinated Indenture.

        The provisions under the Senior Subordinated Indenture relative to the Issuer's obligation to make an offer to repurchase the Senior Subordinated Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Subordinated Notes.

  Selection and Notice

        If the Issuer is redeeming less than all of the Senior Subordinated Notes issued at any time, the Trustee will select the Senior Subordinated Notes to be redeemed (a) if the Senior Subordinated Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Subordinated Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Senior Subordinated Notes or a satisfaction and discharge of the Senior Subordinated Indenture. If any Senior Subordinated Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        The Issuer will issue a new Senior Subordinated Note in a principal amount equal to the unredeemed portion of the original Senior Subordinated Note in the name of the Holder upon cancellation of the original Senior Subordinated Note. Senior Subordinated Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Senior Subordinated Notes or portions thereof called for redemption.

Certain Covenants

  Limitation on Restricted Payments

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

        (I)    declare or pay any dividend or make any payment or distribution on account of the Issuer's, or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

          (a)   dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

          (b)   dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

        (II)    purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

        (III)    make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

          (a)   Indebtedness permitted under clauses (8) and (9) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

          (b)   the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

        (IV)    make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

        (1)   no Default shall have occurred and be continuing or would occur as a consequence thereof;

        (2)   immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

        (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

          (a)   50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning May 4, 2007, to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

          (b)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date from the issue or sale of:

            (i)    (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

                (x)   Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer's Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

                (y)   Designated Preferred Stock; and

              (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer's direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

            (ii)   debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

  provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests of the Issuer or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (X) Disqualified Stock or debt securities that have been converted into Disqualified Stock, (Y) Excluded Contributions or (Z) transactions whose proceeds were used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (13)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock", solely to the extent of such usage; plus

          (c)   100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (13)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock", (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions; plus

          (d)   to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

            (i)    the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

            (ii)   the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

          (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith (or if such fair market value exceeds $75.0 million, in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

        (1)   the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Subordinated Indenture;

        (2)   (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("Treasury Capital Stock") or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) ("Refunding Capital Stock") and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

        (3)   the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as:

          (a)   the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

          (b)   such new Indebtedness is subordinated to the Senior Subordinated Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

          (c)   such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

          (d)   such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

        (4)   a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of the Company or any of its direct or indirect parent companies in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $12.5 million (which shall increase to $25.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50.0 million in any calendar year (which shall increase to $100.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

          (a)   the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer's direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

          (b)   the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

          (c)   the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management of the Issuer, any of the Issuer's direct or indirect parent companies or any of the Issuer's Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Senior Subordinated Indenture;

        (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

        (6)   (a)    the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

          (b)    the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Issue Date; provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

          (c)    the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

        (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed $50.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (8)   repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

        (9)   the declaration and payment of dividends on the Issuer's common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity's common stock), following consummation of the first public offering of the Issuer's common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer's common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

        (10) Restricted Payments that are made with Excluded Contributions;

        (11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed $100.0 million at the time made;

        (12) distributions or payments of Receivables Fees;

        (13) any Restricted Payment made as part of the Transactions and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Issuer to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under "—Transactions with Affiliates";

        (14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions "Repurchase at the Option of Holders—Change of Control" and "Repurchase at the Option of

Holders—Asset Sales"; provided that all Senior Subordinated Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

        (15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

          (a)   franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

          (b)   foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

          (c)   customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

          (d)   general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

          (e)   fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clause (11), no Default shall have occurred and be continuing or would occur as a consequence thereof.

        As of the Issue Date, all of the Issuer's Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investment." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Senior Subordinated Indenture.

        Notwithstanding the foregoing provisions of this covenant, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, pay any cash dividend or make any cash distribution on or in respect of the Issuer's Capital Stock or purchase for cash or otherwise acquire for cash any Capital Stock of the Issuer or any direct or indirect parent of the Issuer, for the purpose of paying any cash dividend or making any cash distribution to, or acquiring Capital Stock of any direct or indirect parent of the Issuer for cash from, the Investors, or Guarantee any Indebtedness of any Affiliate of the Issuer

for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, in each case by means of utilization of the cumulative Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1), (7) or (11) of the second paragraph of this covenant or clauses (8) or (13) of the definition of "Permitted Investments", unless at the time and after giving effect to such payment, the Consolidated Leverage Ratio of the Issuer would be equal to or less than 6.00:1.00.

  Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness), and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or Disqualified Stock or Preferred Stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $250.0 million of Indebtedness or Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and clauses (13)(b), (15) and (20) below at such time.

        The foregoing limitations will not apply to:

        (1)   the incurrence of Indebtedness under (x) Credit Facilities (other than the ABL Facility) by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $2,625.0 million outstanding at any one time and (y) the ABL Facility by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount equal to the ABL Facility Cap;

        (2)   the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Senior Subordinated Notes issued on the Issue Date (including any PIK Notes and any Guarantee) and the Senior Subordinated Exchange Notes and related guarantees of the Senior Subordinated Exchange Notes to be issued in exchange for the Senior Subordinated Notes and the Guarantees pursuant to the Registration Rights Agreement (other than any Additional Senior Subordinated Notes and related guarantees);

        (3)   the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Senior Notes and related guarantees, as well as any exchange notes and exchange guarantees to be issued in exchange for the Senior Notes and related guarantees pursuant a registration rights agreement;

        (4)   Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1), (2) and (3) of this paragraph);

        (5)   Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations in a principal amount not to exceed $250.0 million (excluding the principal amount of any Capitalized Lease Obligations or Purchase Money Obligations relating to the purchase, lease or improvement of the Company's distribution centers located in Fulton, Missouri, Indianola, Mississippi and Ardmore, Oklahoma) in the aggregate at any one time outstanding together with all other Indebtedness issued under this clause (5); so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

        (6)   Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers' compensation or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation, or employee health claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (7)   Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (7);

        (8)   Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Senior Subordinated Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

        (9)   Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor issues such Indebtedness to a Restricted Subsidiary that is not a Guarantor (other than to any Restricted Subsidiary engaged in the insurance business in order to provide insurance to the Issuer and its Subsidiaries), such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Senior Subordinated Notes of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (9);

        (10) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (10);

        (11) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or exchange rate risk or commodity pricing risk;

        (12) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

        (13) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (13)(b), does not at any one time outstanding exceed $250.0 million; provided, however that on a pro forma basis, together with any amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the second proviso to the first paragraph of this covenant and clauses (15) and (20), no more than $250.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred pursuant to this clause (13)(b) shall be incurred by Restricted Subsidiaries that are not Guarantors (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (13)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (13)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (13)(b));

        (14) the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4), (5) and (13)(a) above, this clause (14) and clause (15) below or any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

          (a)   has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

          (b)   to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Subordinated Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Subordinated Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified

  Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

          (c)   shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor;

and provided further that subclause (a) of this clause (14) will not apply to any refunding or refinancing of any Indebtedness outstanding under a Credit Facility;

        (15) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition of any Person or assets or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Senior Subordinated Indenture; provided that after giving effect to such acquisition or merger, either:

          (a)   the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

          (b)   the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

  provided, however that on a pro forma basis, together with amounts incurred and outstanding pursuant to the second proviso to the first paragraph of this covenant and clauses (13)(b) and (20), no more than $250.0 million of Indebtedness, Disqualified Stock or Preferred Stock at any one time outstanding and incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (15) shall be incurred and outstanding;

        (16) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

        (17) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

        (18) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other Obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Senior Subordinated Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer permitted to be incurred under the terms of the Senior Subordinated Indenture; provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

        (19) Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (19) 5.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (19));

        (20) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $100.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (20) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (20) shall cease to be deemed incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (20)); provided, however, that, on a pro forma basis, together with amounts incurred and outstanding by Restricted Subsidiaries that are not Guarantors pursuant to the second proviso to the first paragraph of this covenant and clauses (13)(b) and (15), no more than $250.0 million of Indebtedness would be incurred and outstanding by Restricted Subsidiaries that are not Guarantors;

        (21) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business; and

        (22) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments."

        For purposes of determining compliance with this covenant:

        (1)   in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (22) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

        (2)   at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

        Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

  Limitation on Layering

        The Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

        (1)   equal in right of payment with the Senior Subordinated Notes or such Guarantor's Guarantee of the Senior Subordinated Notes, as the case may be; or

        (2)   expressly subordinated in right of payment to the Senior Subordinated Notes or such Guarantor's Guarantee of the Senior Subordinated Notes, as the case may be, provided that this covenant shall not apply to Indebtedness incurred under clause (1) of the second paragraph under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified and Preferred Stock."

        The Senior Subordinated Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

  Liens

        The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Senior Subordinated Indebtedness or Subordinated Indebtedness or any related Guarantee, on any asset or property of the Issuer or any Guarantor now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

        (1)   in the case of Liens securing Subordinated Indebtedness, the Senior Subordinated Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

        (2)   in all other cases, the Senior Subordinated Notes or the Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens.

        Any Lien which is granted to secure the Senior Subordinated Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Senior Subordinated Notes.

  Merger, Consolidation or Sale of All or Substantially All Assets

        The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

        (1)   the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the "Successor Company");

        (2)   the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Senior Subordinated Notes and the Senior Subordinated Indenture pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

        (3)   immediately after such transaction, no Default exists;

        (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

          (a)   the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or

          (b)   the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

        (5)   each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Senior Subordinated Indenture, the Senior Subordinated Notes and the Registration Rights Agreement; and

        (6)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Senior Subordinated Indenture.

        The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Senior Subordinated Indenture, the Guarantees and the Senior Subordinated Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

        (1)   any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

        (2)   the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States or any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

        Subject to certain limitations described in the Senior Subordinated Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

        (1)   (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Person");

          (b)   the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Senior Subordinated Indenture and such Guarantor's related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

          (c)   immediately after such transaction, no Default exists; and

          (d)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Senior Subordinated Indenture; or

        (2)   the transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Senior Subordinated Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Senior Subordinated Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

  Transactions with Affiliates

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $15.0 million, unless:

        (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

        (2)   the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

        (1)   transactions between or among the Issuer or any of its Restricted Subsidiaries;

        (2)   Restricted Payments permitted by the provisions of the Senior Subordinated Indenture described above under the covenant "—Limitation on Restricted Payments" and the definition of "Permitted Investments";

        (3)   the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, in each case as in effect on the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

        (4)   the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

        (5)   transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

        (6)   any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date in the reasonable determination of the Issuer);

        (7)   the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole in the reasonable determination of the Issuer;

        (8)   the Transactions and the payment of all fees and expenses related to the Transactions, in each case as disclosed in the offering documentation relating to the outstanding notes;

        (9)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Subordinated Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

        (10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

        (11) sales of accounts receivable, or participations therein, in connection with the ABL Facility and any Receivables Facility;

        (12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of the Issuer in good faith;

        (13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith;

        (14) investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

        (15) payments to or from, and transactions with, any joint ventures in the ordinary course of business; and

        (16) payments by the Issuer (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Issuer and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer and its Restricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

        (1)   (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

          (b)   pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

        (2)   make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

        (3)   sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

        (a)   contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation;

        (b)   the Senior Indenture, the Senior Notes, the Senior Subordinated Indenture and the Senior Subordinated Notes;

        (c)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

        (d)   applicable law or any applicable rule, regulation or order;

        (e)   any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

        (f)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

        (g)   Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens";

        (h)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

        (i)    other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (j)    customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

        (k)   customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

        (l)    any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

        (m)  restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer, are necessary or advisable to effect the transactions contemplated under such Receivables Facility.

  Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Receivables Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

        (1)   such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Senior Subordinated Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

          (a)   if the Senior Subordinated Notes or such Guarantor's Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Senior Subordinated Notes are subordinated to such Indebtedness; and

          (b)   if such Indebtedness is by its express terms subordinated in right of payment to the Senior Subordinated Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Subordinated Notes; and

        (2)   such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to (i) any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (ii) guarantees of any Receivables Facility by any Receivables Subsidiary.

  Reports and Other Information

        Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Senior Subordinated Indenture will require the Issuer to file with the SEC (and make available to the Trustee and Holders (without exhibits), without cost to any Holder, within 15 days after it files with the SEC) from and after the Issue Date,

        (1)   within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

        (2)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all information that would be required to be contained in Form 10-Q, or any successor or comparable form;

        (3)   promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

        (4)   any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Senior Subordinated Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Senior Subordinated Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Issuer becomes a Guarantor of the Senior Subordinated Notes, the Senior Subordinated Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in the offering documentation relating to the outstanding notes, to the extent filed within the times specified above, or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Issuer's website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, the financial information (including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the offering documentation relating to the outstanding notes, to the extent filed within the times specified above. Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (3) under "Events of Default and Remedies" until 120 days after the date any report is required to be filed with the SEC (or posted on the Issuer's website or provided to the Trustee) pursuant to this covenant.

Events of Default and Remedies

        The Senior Subordinated Indenture provides that each of the following is an "Event of Default":

        (1)   default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Subordinated Notes, whether or not such payment is prohibited by the subordination provisions of the Senior Subordinated Indenture;

        (2)   default for 30 days or more in the payment when due of interest or Special Interest on or with respect to the Senior Notes, whether or not such payment is prohibited by the subordination provisions of the Senior Subordinated Indenture;

        (3)   failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Senior Subordinated Notes then outstanding under the Senior Subordinated Indenture to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Senior Subordinated Indenture or the Senior Subordinated Notes;

        (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Subordinated Notes, if both:

          (a)   such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

          (b)   the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

        (5)   failure by the Issuer or any Significant Subsidiary (or group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (6)   certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or group of Subsidiaries that together would constitute a Significant Subsidiary); or

        (7)   the Guarantee of any Significant Subsidiary (or group of Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer (or the responsible officers of any group of

Subsidiaries that together would constitute a Significant Subsidiary) of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Senior Subordinated Indenture or the release of any such Guarantee in accordance with the Senior Subordinated Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Senior Subordinated Indenture, the Trustee or the Holders of at least 30% in principal amount of the Senior Subordinated Notes then outstanding under the Senior Subordinated Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the Senior Subordinated Notes then outstanding under the Senior Subordinated Indenture to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Subordinated Notes will become due and payable without further action or notice. The Senior Subordinated Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Senior Subordinated Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders.

        The Senior Subordinated Indenture provides that the Holders of a majority in aggregate principal amount of the Senior Subordinated Notes then outstanding under the Senior Subordinated Indenture by notice to the Trustee may on behalf of the Holders of all of the Senior Subordinated Notes waive any existing Default and its consequences under the Senior Subordinated Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Subordinated Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Subordinated Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

        (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

        (2)   the Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

        (3)   the default that is the basis for such Event of Default has been cured.

        Subject to the provisions of the Senior Subordinated Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Senior Subordinated Indenture at the request or direction of any of the Holders unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Senior Subordinated Indenture or the Senior Subordinated Notes unless:

        (1)   such Holder has previously given the Trustee notice that an Event of Default is continuing;

        (2)   Holders of at least 30% in principal amount of the then outstanding Senior Subordinated Notes have requested the Trustee to pursue the remedy;

        (3)   Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

        (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

        (5)   Holders of a majority in principal amount of the then outstanding Senior Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, under the Senior Subordinated Indenture the Holders of a majority in principal amount of the total outstanding Senior Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Senior Subordinated Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

        The Senior Subordinated Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Senior Subordinated Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Senior Subordinated Notes, the Guarantees or the Senior Subordinated Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Senior Subordinated Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Subordinated Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuer and the Guarantors under the Senior Subordinated Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Subordinated Notes issued under the Senior Subordinated Indenture. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Senior Subordinated Notes issued under the Senior Subordinated Indenture and have the Issuer's and each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

        (1)   the rights of Holders issued under the Senior Subordinated Indenture to receive payments in respect of the principal of, premium, if any, and interest on the Senior Subordinated Notes when such payments are due solely out of the trust created pursuant to the Senior Subordinated Indenture;

        (2)   the Issuer's obligations with respect to Senior Subordinated Notes concerning issuing temporary notes, registration of such Senior Subordinated Notes, mutilated, destroyed, lost or stolen Senior Subordinated Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

        (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in connection therewith; and

        (4)   the Legal Defeasance provisions of the Senior Subordinated Indenture.

        In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Senior

Subordinated Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Subordinated Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Senior Subordinated Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Subordinated Notes:

        (1)   the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Subordinated Notes issued under the Senior Subordinated Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Subordinated Notes, and the Issuer must specify whether such Senior Subordinated Notes are being defeased to maturity or to a particular redemption date;

        (2)   in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

          (a)   the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

          (b)   since the original issuance of the Senior Subordinated Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3)   in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4)   no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

        (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Indenture, the Senior Notes or any other material agreement or instrument (other than the Senior Subordinated Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

        (6)   the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

        (7)   the Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

        (8)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Senior Subordinated Indenture will be discharged and will cease to be of further effect as to all Senior Subordinated Notes issued thereunder, when either:

        (1)   all Senior Subordinated Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Subordinated Notes which have been replaced or paid and Senior Subordinated Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

        (2)   (a) all Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (b)   no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Senior Subordinated Indenture or the Senior Subordinated Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities, the Senior Indenture, the Senior Notes or any other material agreement or instrument (other than the Senior Subordinated Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

          (c)   the Issuer has paid or caused to be paid all sums payable by it under the Senior Subordinated Indenture; and

          (d)   the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Subordinated Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuer must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Senior Subordinated Indenture, any Guarantee, and the Senior Subordinated Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Subordinated Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Subordinated Notes, and any existing Default or compliance with any provision of the Senior Subordinated Indenture, the Senior Subordinated Notes issued thereunder, any Guarantee may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Subordinated Notes, other than Senior Subordinated Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Subordinated Notes).

        The Senior Subordinated Indenture provides that, without the consent of each affected Holder, an amendment or waiver may not, with respect to any Senior Subordinated Notes held by a non-consenting Holder:

        (1)   reduce the principal amount of such Senior Subordinated Notes whose Holders must consent to an amendment, supplement or waiver;

        (2)   reduce the principal of or change the fixed final maturity of any such Senior Subordinated Note or alter or waive the provisions with respect to the redemption of such Senior Subordinated Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders");

        (3)   reduce the rate of or change the time for payment of interest on any Senior Subordinated Note;

        (4)   waive a Default in the payment of principal of or premium, if any, or interest on the Senior Subordinated Notes, except a rescission of acceleration of the Senior Subordinated Notes by the Holders of at least a majority in aggregate principal amount of the Senior Subordinated Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Senior Subordinated Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

        (5)   make any Senior Subordinated Note payable in money other than that stated therein;

        (6)   make any change in the provisions of the Senior Subordinated Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Subordinated Notes;

        (7)   make any change in these amendment and waiver provisions;

        (8)   impair the right of any Holder to receive payment of principal of, or interest on such Holder's Senior Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Senior Subordinated Notes;

        (9)   make any change to or modify the ranking of the Senior Subordinated Notes that would adversely affect the Holders; or

        (10) except as expressly permitted by the Senior Subordinated Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders.

        In addition, any amendment to, or waiver of, the provisions of the Senior Subordinated Indenture relating to subordination that adversely affects the rights of the Holders will require the consent of the Holders of at least 75% in aggregate principal amount of Senior Subordinated Notes then outstanding.

        Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Senior Subordinated Indenture to which it is a party) and the Trustee may amend or supplement the Senior Subordinated Indenture, any Guarantee or Notes without the consent of any Holder;

        (1)   to cure any ambiguity, omission, mistake, defect or inconsistency;

        (2)   to provide for uncertificated Senior Subordinated Notes of such series in addition to or in place of certificated Senior Subordinated Notes;

        (3)   to comply with the covenant relating to mergers, consolidations and sales of assets;

        (4)   to provide for the assumption of the Issuer's or any Guarantor's obligations to the Holders;

        (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Senior Subordinated Indenture of any such Holder;

        (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

        (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Senior Subordinated Indenture under the Trust Indenture Act;

        (8)   to evidence and provide for the acceptance and appointment under the Senior Subordinated Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

        (9)   to provide for the issuance of Senior Subordinated Exchange Notes or private exchange notes, which are identical to Senior Subordinated Exchange Notes except that they are not freely transferable;

        (10) to add a Guarantor under the Senior Subordinated Indenture;

        (11) to conform the text of the Senior Subordinated Indenture, Guarantees or the Senior Subordinated Notes to any provision of this "Description of Senior Subordinated Notes" to the extent that such provision in this "Description of Senior Subordinated Notes" was intended to be a verbatim recitation of a provision of the Senior Subordinated Indenture, Guarantee or Senior Subordinated Notes; or

        (12) to make any amendment to the provisions of the Senior Subordinated Indenture relating to the transfer and legending of Senior Subordinated Notes as permitted by the Senior Subordinated Indenture, including, without limitation, to facilitate the issuance and administration of the Senior Subordinated Notes; provided, however, that (i) compliance with the Senior Subordinated Indenture as so amended would not result in Senior Subordinated Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Subordinated Notes.

        (13) in the event that PIK Notes are issued in certificated form, to make appropriate amendments to the Senior Subordinated Indenture to reflect an appropriate minimum denomination of certified PIK Notes and establish minimum redemption amounts for certified PIK Notes.

        The consent of the Holders will not be necessary under the Senior Subordinated Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

        The Senior Subordinated Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Senior Subordinated Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Senior Subordinated Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Senior Subordinated Indenture at the request of any Holder of the Senior Subordinated Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Senior Subordinated Indenture, the Senior Subordinated Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Senior Subordinated Indenture. For purposes of the Senior Subordinated Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "ABL Facility" means the Asset-Based Revolving Credit Agreement to be entered into as of the Issue Date by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder and The CIT Group/Business Credit Inc., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "ABL Facility Cap" means an amount equal to the greater of (x) $1,125.0 million and (y) the sum of (i) 85% of the net orderly liquidation value as determined in good faith by the Issuer of inventory of the Issuer and each Guarantor and (ii) 90% of all credit card receivables of the Issuer and each Guarantor determined in accordance with GAAP.

        "ABL Obligations" means Obligations under the ABL Facility.

        "ABL Secured Parties" means each of (i) the ABL Collateral Agent on behalf of itself and the lenders under the ABL Facility and lenders or their affiliates counterparty to related Hedging Obligations and (ii) each other holder of ABL Obligations.

        "Acquired Indebtedness" means, with respect to any specified Person,

        (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

        (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Senior Subordinated Note on any Redemption Date, the greater of:

        (1)   1.0% of the principal amount of such Senior Subordinated Note; and

        (2)   the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Subordinated Note at July 15, 2012 (such redemption price being set forth in the tables appearing above under the caption "Optional Redemption"), plus (ii) all required interest payments calculated based on the Cash Interest rate payable on the Senior Subordinated Notes due on such Senior Subordinated Note through July 15, 2012 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Senior Subordinated Note.

        "Asset Sale" means:

        (1)   the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

        (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock");

in each case, other than:

        (a)   any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

        (b)   the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under "Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Senior Subordinated Indenture;

        (c)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "Certain Covenants—Limitation on Restricted Payments";

        (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $25.0 million;

        (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

        (f)    to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

        (g)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

        (h)   any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

        (i)    foreclosures on assets;

        (j)    sales of accounts receivable, or participations therein, in connection with the ABL Facility or any Receivables Facility;

        (k)   any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Senior Subordinated Indenture;

        (l)    dispositions in the ordinary course of business by any Restricted Subsidiary engaged in the insurance business in order to provide insurance to the Issuer and its Subsidiaries;

        (m)  the unwinding of any Hedging Obligations; and

        (n)   sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements.

        "Asset Sale Offer" has the meaning set forth in the fourth paragraph under "Repurchase at the Option of Holders—Asset Sales."

        "Bankruptcy Code" means Title 11 of the United States Code, as amended.

        "Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means:

        (1)   in the case of a corporation, corporate stock;

        (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

        (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

        (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Capitalized Software Expenditures" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   euro or any national currency of any participating member state of the EMU or such local currencies held by the Issuer and its Restricted Subsidiaries from time to time in the ordinary course of business;

        (3)   securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities of 24 months or less from the date of acquisition;

        (4)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

        (5)   repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

        (6)   commercial paper rated at least P-1 by Moody's or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

        (7)   marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

        (8)   investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

        (9)   readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P with maturities of 24 months or less from the date of acquisition;

        (10) Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition; and

        (11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Cash Interest" has the meaning set forth under "Principal, Maturity and Interest."

        "Change of Control" means the occurrence of any of the following:

        (1)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

        (2)   the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

        "Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

        (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers' acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (u) accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting, (w) any Special Interest and any comparable "additional interest" with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

        (2)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

        (3)   interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated Leverage Ratio" as of any date of determination, means the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer's EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Fixed Charge Coverage Ratio."

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

        (1)   any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transactions to the extent incurred on or prior to May 1, 2008), severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

        (2)   the cumulative effect of a change in accounting principles during such period shall be excluded,

        (3)   any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

        (4)   any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

        (5)   the Net Income for such period of any Person that is an Unrestricted Subsidiary shall be excluded, and, solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

        (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

        (7)   effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property, equipment, inventory, software and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

        (8)   any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

        (9)   any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

        (10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Company or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded,

        (11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

        (12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established as a result of the Transactions in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded, and

        (13) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

        (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor,

        (2)   to advance or supply funds:

          (a)   for the purchase or payment of any such primary obligation, or

          (b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

        (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Designated Senior Indebtedness" means:

        (1)   any Indebtedness outstanding under the Senior Credit Facilities;

        (2)   any Indebtedness outstanding under the Senior Indenture; and

        (3)   any other Senior Indebtedness permitted under the Senior Subordinated Indenture that, at the date of determination, has an aggregate principal amount outstanding of at least $35.0 million and is specifically designated by the issuer thereof as "Designated Senior Indebtedness" for purposes of the Senior Subordinated Indenture.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Subordinated Notes or the date the Senior Subordinated Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

        (1)   increased (without duplication) by:

          (a)   provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income in such period; plus

          (b)   Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of "Consolidated Interest Expense" pursuant to clauses (1)(u), (v), (w), (x), (y) and (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income in such period; plus

          (c)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income in such period; plus

          (d)   any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Senior Subordinated Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Subordinated Notes and any Credit Facilities and (ii) any amendment or other modification of the Senior Subordinated Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income in such period; plus

          (e)   the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

          (f)    any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

          (g)   the amount of any minority interest expense consisting of income attributable to minority equity interests of third parties deducted (and not added back) in such period in calculating Consolidated Net Income in such period; plus

          (h)   the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under "Certain Covenants—Transactions with Affiliates"; plus

          (i)    the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 12 months after the date of determination to take such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $25.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Fixed Charge Coverage Ratio"); plus

          (j)    the amount of loss on sales of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

          (k)   an amount equal to the impact on cost of goods sold and operating profit of incremental markdowns taken as a result of Project Alpha as described in the offering documentation relating to the outstanding notes; provided that this clause (k) shall not apply to any quarterly period beginning after February 1, 2008; plus

          (l)    any expenses associated with Project Alpha inventory and real estate initiatives as described in the offering documentation relating to the outstanding notes; provided that this clause (l) shall not apply to any quarterly period beginning after February 1, 2008; plus

          (m)  any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments";

        (2)   decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

        (3)   increased or decreased by (without duplication):

          (a)   any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable, and

          (b)   any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk).

        "EMU" means the economic and monetary union as contemplated in the Treaty on European Union.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

        (1)   public offerings with respect to the Issuer's or any direct or indirect parent company's common stock registered on Form S-8;

        (2)   issuances to any Subsidiary of the Issuer; and

        (3)   any such public or private sale that constitutes an Excluded Contribution.

        "euro" means the single currency of participating member states of the EMU.

        "Event of Default" has the meaning set forth under "Events of Default and Remedies."

        "Excess Proceeds" has the meaning set forth in the fourth paragraph under "Repurchase at the Option of Holders—Asset Sales."

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer after the Issue Date from

        (1)   contributions to its common equity capital, and

        (2)   the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer's Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred on the first day of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred on the first day of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of:

        (1)   Consolidated Interest Expense of such Person for such period;

        (2)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

        (3)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on the Issue Date.

        "General Credit Facility" means the credit agreement to be entered into as of the Issue Date by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder and Citicorp North America, Inc., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "Government Securities" means securities that are:

        (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

        (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuer's Obligations under the Senior Subordinated Indenture.

        "Guarantor" means each Restricted Subsidiary that Guarantees the Senior Subordinated Notes in accordance with the terms of the Senior Subordinated Indenture.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

        "Holder" means the Person in whose name a Senior Subordinated Note is registered on the registrar's books.

        "Indebtedness" means, with respect to any Person, without duplication:

        (1)   any indebtedness (including principal and premium) of such Person, whether or not contingent:

          (a)   in respect of borrowed money;

          (b)   evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

          (c)   representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

          (d)   representing any Hedging Obligations;

  if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

        (2)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

        (3)   to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

        "Initial Purchasers" means Goldman, Sachs & Co., Citigroup Global Markets Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC.

        "insolvency or liquidation proceeding" means:

        (1)   any case commenced by or against the Issuer or any Guarantor under any Bankruptcy Law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Issuer or any Guarantor, any receivership or assignment for the benefit of creditors relating to the Issuer or any Guarantor or any similar case or proceeding relative to the Issuer or any Guarantor or its creditors, as such, in each case whether or not voluntary;

        (2)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Issuer or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

        (3)   any other proceeding of any type or nature in which substantially all claims of creditors of the Issuer or any Guarantor are determined and any payment or distribution is or may be made on account of such claims.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

        (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

        (2)   debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

        (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

        (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "Certain Covenants—Limitation on Restricted Payments":

        (1)   "Investments" shall include the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

          (a)   the Issuer's "Investment" in such Subsidiary at the time of such redesignation; less

          (b)   the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

        (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

        "Investors" means Kohlberg Kravis Roberts & Co. L.P. GS Capital Partners VI Fund, L.P. and funds managed by Citigroup Private Equity LP, and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

        "Issue Date" means July 6, 2007.

        "Issuer" has the meaning set forth in the first paragraph under "General"; provided that when used in the context of determining the fair market value of an asset or liability under the Senior Subordinated Indenture other than in calculating the ABL Facility Cap, "Issuer" shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $50.0 million (unless otherwise expressly stated).

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of "Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

        "Officer's Certificate" means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Senior Subordinated Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

        "Partial PIK Interest" has the meaning set forth under "Principal, Maturity and Interest."

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        "Permitted Holders" means each of the Investors, members of management of the Issuer (or its direct or indirect parent) and any assignees of the equity commitments of the Investors on the Issue Date who are (or will be, pursuant to the agreements described under "Management—Equity Investment by Senior Management Participants" and "—Equity Investment by Other Management Participants") holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors, members of management and assignees of the equity commitments of the Investors, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

        "Permitted Investments" means:

        (1)   any Investment in the Issuer or any of its Restricted Subsidiaries;

        (2)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

        (3)   any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

          (a)   such Person becomes a Restricted Subsidiary; or

          (b)   such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

        (4)   any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under "Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

        (5)   any Investment existing on the Issue Date;

        (6)   any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

          (a)   in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

          (b)   as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

        (7)   Hedging Obligations permitted under clause (11) of the second paragraph of the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (8)   any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed $50.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (9)   Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "Certain Covenants—Limitations on Restricted Payments";

        (10) guarantees of Indebtedness permitted under the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (5) and (9) of such paragraph);

        (12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

        (13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed $100.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect the ABL Facility or any Receivables Facility, as the case may be;

        (15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

        (16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person's purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof; and

        (17) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons.

        "Permitted Junior Securities" means:

        (1)   Equity Interests in the Issuer, any Guarantor or any direct or indirect parent of the Issuer; or

        (2)   unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Senior Subordinated Notes and the related Guarantees are subordinated to Senior Indebtedness under the Senior Subordinated Indenture;

        provided that the term "Permitted Junior Securities" shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facilities is treated as part of the same class as the Senior Subordinated Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of the Issuer outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

        "Permitted Liens" means, with respect to any Person:

        (1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

        (2)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (3)   Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (4)   Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

        (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

        (6)   Liens securing Indebtedness permitted to be incurred pursuant to clauses (1), (5), (13), (14), (19) or (20) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that (a) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (14) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness, Disqualified Stock or Preferred Stock incurred under clause (5) or (13) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," (b) Liens securing Indebtedness permitted to be incurred pursuant to clause (19) extend only to the assets of Foreign Subsidiaries, (c) Liens securing Indebtedness permitted to be incurred pursuant to clause (20) are solely on acquired property or the assets of the acquired entity, as the case may be and (d) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (5) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" extend only to the assets so financed, purchased, constructed or improved;

        (7)   Liens existing on the Issue Date (other than Liens in favor of the lenders under the Senior Credit Facilities);

        (8)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

        (9)   Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

        (10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Senior Subordinated Indenture, secured by a Lien on the same property securing such Hedging Obligations;

        (12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

        (13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

        (14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

        (15) Liens in favor of the Issuer or any Guarantor;

        (16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business;

        (17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

        (18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Senior Subordinated Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

        (19) deposits made in the ordinary course of business to secure liability to insurance carriers;

        (20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $20.0 million at any one time outstanding;

        (21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "Events of Default and Remedies" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

        (22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

        (23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection,(ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

        (24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

        (25) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its

Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

        (26) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

        (27) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "PIK Interest" has the meaning set forth under "Principal, Maturity and Interest."

        "PIK Notes" has the meaning set forth under "Principal, Maturity and Interest."

        "PIK Payment" has the meaning set forth under "Principal, Maturity and Interest."

        "Plan of Reorganization" means any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any insolvency or liquidation proceeding.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

        "Purchase Money Obligations" means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise.

        "Qualified Proceeds" means the fair value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Senior Subordinated Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivables Facility" means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries purports to sell its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Receivables Facility.

        "Receivables Subsidiary" means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

        "Redemption Date" has the meaning set forth under "Optional Redemption."

        "Registration Rights Agreement" means the Registration Rights Agreement related to the Senior Subordinated Notes, dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Representative" means, with respect to a person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary's ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Credit Facilities" means the ABL Facility and the General Credit Facility.

        "Senior Indebtedness" means:

        (1)   all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or the Senior Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

        (2)   all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the Senior Subordinated Indenture;

        (3)   any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Senior Subordinated Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

        (4)   all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

        (a)   any obligation of such Person to the Issuer or any of its Subsidiaries;

        (b)   any liability for federal, state, local or other taxes owed or owing by such Person;

        (c)   any accounts payable or other liability to trade creditors arising in the ordinary course of business;

        (d)   any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

        (e)   that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Senior Subordinated Indenture; provided that such Indebtedness shall be deemed not to have been incurred in violation of the Senior Subordinated Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holders of such Indebtedness or their agent or representative (a) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Senior Subordinated Indenture and (b) shall have received an Officer's Certificate to the effect that the incurrence of such Indebtedness does not violate the provisions of the Senior Subordinated Indenture.

        "Senior Indenture" means the Senior Indenture dated as of the Issue Date, among the Issuer, the Guarantors, as guarantors and the Trustee, as trustee, pursuant to which the Senior Notes are issued.

        "Senior Notes" means the $1,175,000,000 aggregate principal amount of 10.625% senior notes due 2015 issued by the Issuer under the Senior Indenture on the Issue Date.

        "Senior Subordinated Exchange Notes" means any notes issued in exchange for the Senior Subordinated Notes pursuant to the Registration Rights Agreement or similar agreement.

        "Senior Subordinated Indebtedness" means:

        (1)   with respect to the Issuer, Indebtedness which ranks equal in right of payment to the Senior Subordinated Notes, and

        (2)   with respect to any Guarantor, Indebtedness which ranks equal in right of payment to the Guarantee of such entity of the Senior Subordinated Notes.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Special Interest" means all additional interest then owing pursuant to the Registration Rights Agreement.

        "Sponsor Management Agreement" means the management agreement between certain of the management companies associated with the Investors and the Issuer.

        "Subordinated Indebtedness" means, with respect to the Senior Subordinated Notes,

        (1)   any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Senior Subordinated Notes, and

        (2)   any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Subordinated Notes.

        "Subsidiary" means, with respect to any Person:

        (1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

        (2)   any partnership, joint venture, limited liability company or similar entity of which

          (x)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

          (y)   such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Total Assets" means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer or such other Person as may be expressly stated.

        "Transactions" means the acquisition of all of the outstanding capital stock of Dollar General Corporation, including the payment of the acquisition consideration in connection therewith, the equity investment by the Investors and members of management, the issuance of the Senior Notes and the Senior Subordinated Notes, the tender offer and consent solicitation for any and all of the outstanding 8 5/8% Notes due 2010 of Dollar General Corporation and the execution of, and borrowings on the Issue Date under, the Senior Credit Facilities and, the pledge and security arrangements in connection with the foregoing, in each case as in effect on the Issue Date, and the related transactions described in this prospectus under the section thereof entitled "The Transactions."

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to July 15, 2012; provided, however, that if the period from the Redemption Date to July 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

        "Unrestricted Subsidiary" means:

        (1)   any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

        (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that:

        (1)   any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

        (2)   such designation complies with the covenants described under "Certain Covenants—Limitation on Restricted Payments"; and

        (3)   each of:

          (a)   the Subsidiary to be so designated; and

          (b)   its Subsidiaries

  has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

        The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

        (1)   the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

        (2)   the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        The Issuer shall notify the Trustee of any such designation by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

        (1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

        (2)   the sum of all such payments.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

REGISTRATION RIGHTS

        We, the guarantors of the notes and the initial purchasers entered into a registration rights agreement on July 6, 2007 pursuant to which we and the guarantors agreed to, at our expense, for the benefit of the holders of each series of notes, (i) file one or more registration statements on an appropriate registration form (each, an "exchange offer registration statement") with respect to a registered offer (each, an "exchange offer") to exchange each series of notes for new notes guaranteed by the guarantors, on a senior basis, with terms substantially identical in all material respects to the senior notes or the senior subordinated notes, as the case may be (the notes so exchanged, the "exchange notes" (except that the exchange notes will not contain terms with respect to transfer restrictions) and (ii) use reasonable best efforts to cause such exchange offer registration statement to be declared effective under the Securities Act. Upon an exchange offer registration statement being declared effective, we will offer the applicable exchange notes (and the related guarantees) in exchange for surrender of the applicable series of notes. We will keep each exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the applicable exchange offer is mailed to the holders. For each of the notes surrendered to us pursuant to an exchange offer, the holder who surrendered such note will receive a related exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the note surrendered in exchange therefor or (ii) if the note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on such note, from the original issue date of the notes.

        Under existing SEC interpretations contained in several no-action letters to third parties, the exchange notes and the related guarantees will be freely transferable by holders (other than our affiliates) after the applicable exchange offer without further registration under the Securities Act; provided, however, that each holder that wishes to exchange its notes for exchange notes will be required to represent (i) that it will acquire the exchange notes in the ordinary course of its business, (ii) that, at the time of the commencement of the applicable exchange offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the applicable exchange notes in violation of the Securities Act, (iii) that it is not an "affiliate" (as defined in Rule 405 promulgated under Securities Act) of ours, (iv) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of applicable exchange notes and (v) if such holder is a broker-dealer (a "participating broker-dealer") that will receive exchange notes for its own account in exchange for notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such exchange notes. We agreed to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by participating broker-dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes.

        If (i) because of any change in law or in currently prevailing interpretations of the Staff of the SEC, we are not permitted to effect an exchange offer, (ii) an exchange offer is not consummated within 270 days of the original issue date of the notes, (iii) in certain circumstances, certain holders of unregistered exchange notes so request, or (iv) in the case of any holder that participates in an exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act), then, in each case, we will (x) promptly deliver to the holders and the applicable trustee written notice thereof and (y) at our sole expense, (a) promptly file a shelf registration statement covering resales of the applicable series of notes and (b) use our reasonable best efforts to keep effective such shelf registration statement until the earliest of (i) two years after the original issue date of the notes, (ii) such time as all of the applicable notes have been sold thereunder or (iii) the date upon which all notes covered by such shelf registration statement become eligible for resale, without regard to volume or other restrictions contained in Rule 144 (the "shelf registration period"). We will, in the event that a shelf registration statement is filed, provide to each holder whose notes are registered under such shelf registration statement copies of the prospectus that is part of such shelf registration statement, notify each such holder when such shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the applicable series of notes. A holder that sells notes pursuant to a shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under Securities Act in connection with such sales and will be bound by the provisions of the applicable registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

        If (A) we have not exchanged notes for all notes validly tendered in accordance with the terms of an exchange offer on or prior to the 270th day after the original issue date of the notes or (B) if applicable, a shelf registration statement covering resales of the applicable series of notes has been declared effective and such shelf registration statement ceases to be effective at any time during the shelf registration period (subject to certain exceptions), then additional interest shall accrue on the principal amount of the applicable series of notes at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum) commencing on (x) the 271st day after the original issue date of the notes, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective, in the case of (B) above; provided, however, that upon the exchange of exchange notes for all notes tendered (in the case of clause (A) above, or upon the effectiveness of a shelf registration statement that had ceased to remain effective (in the case of clause (B) above), additional interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, shall cease to accrue.

        Any amounts of additional interest due will be payable in cash on the same original interest payment dates as interest on the notes is payable.

        The exchange notes will be accepted for clearance through The Depository Trust Company.

        This summary of the provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The global notes

        The exchange notes will be represented by global notes in definitive, fully registered form, without interest coupons (collectively, the "global notes").

        Upon issuance, the global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

        Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

  •
  upon deposit of each global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

  •
  ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

        Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

        All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York State Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global note:

  •
  will not be entitled to have notes represented by the global note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated notes; and

  •
  will not be considered the owners or holders of the notes under the applicable indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the applicable indenture.

        As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the applicable indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC's nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

        Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

        Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

        DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC,

Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

        Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

  •
  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

  •
  we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

  •
  certain other events provided in the applicable indenture should occur.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
OF THE EXCHANGE OFFER

        The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

        In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

        The notes may be purchased and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or by an individual retirement account or other plan subject to Section 4975 of the Internal Revenue Code of 1986, as amended ("Code"). A fiduciary of an employee benefit plan subject to ERISA must, however, determine that the purchase and holding of a note is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that the purchase and holding of notes does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any similar law. Each purchaser and transferee of a note who is subject to Section 406 of ERISA and/or Section 4975 of the Code or any similar law ("Plan Investor") will be deemed to have represented to us, by its acquisition and holding of the note, that its acquisition and holding of the notes does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any similar law. The sale of any notes to any Plan Investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 90 days we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the exchange notes and related guarantees offered hereby will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York with respect to validity under Delaware and California law and Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. with respect to validity under Tennessee and Kentucky law.

EXPERTS

        The consolidated financial statements of Dollar General Corporation at February 2, 2007 and February 3, 2006, and for each of the three years in the period ended February 2, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and each such statement is qualified by the provisions of the contract or other document filed as an exhibit to the registration statement, as applicable. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the exchange notes, we will become subject to those requirements and, accordingly, will file reports and other information with the SEC. You may inspect and copy, at SEC prescribed rates, the registration statement, historical information about Dollar General Corporation and other information at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dollar General Corporation
Goodlettsville, Tennessee

        We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of February 2, 2007 and February 3, 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 2, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar General Corporation and subsidiaries as of February 2, 2007 and February 3, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Notes 1 and 10 to the consolidated financial statements, effective February 4, 2006, the Company changed its accounting for stock-based compensation in connection with the adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
March 23, 2007
except for Note 16, as to which the date is
December 19, 2007

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	February 2, 2007	February 3, 2006
	(In thousands except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$189,288	$200,609
Short-term investments	29,950	8,850
Merchandise inventories	1,432,336	1,474,414
Income taxes receivable	9,833	—
Deferred income taxes	24,321	—
Prepaid expenses and other current assets	57,020	51,339

Total current assets	1,742,748	1,735,212

Net property and equipment	1,236,874	1,192,172

Other assets, net	60,892	52,891

Total assets	$3,040,514	$2,980,275

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term obligations	$8,080	$8,785
Accounts payable	555,274	508,386
Accrued expenses and other	253,558	242,354
Income taxes payable	15,959	43,706
Deferred income taxes	—	7,267

Total current liabilities	832,871	810,498

Long-term obligations	261,958	269,962

Deferred income taxes	41,597	48,454

Other liabilities	158,341	130,566

Commitments and contingencies
Shareholders' equity:
Series B junior participating preferred stock, stated value $0.50 per share; Shares authorized: 10,000; Issued: None	—	—
Common stock, par value $0.50 per share; Shares authorized: 500,000; Issued: 2006—312,436; 2005—315,679	156,218	157,840
Additional paid-in capital	486,145	462,383
Retained earnings	1,103,951	1,106,165
Accumulated other comprehensive loss	(987)	(794)
Other shareholders' equity	420	(4,799)

Total shareholders' equity	1,745,747	1,720,795

Total liabilities and shareholders' equity	$3,040,514	$2,980,275

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended
	February 2, 2007	February 3, 2006	January 28, 2005
	(52 weeks)	(53 weeks)	(52 weeks)
	(In thousands except per share amounts)
Net sales	$9,169,822	$8,582,237	$7,660,927
Cost of goods sold	6,801,617	6,117,413	5,397,735

Gross profit	2,368,205	2,464,824	2,263,192
Selling, general and administrative	2,119,929	1,902,957	1,706,216

Operating profit	248,276	561,867	556,976
Interest income	(7,002)	(9,001)	(6,575)
Interest expense	34,915	26,226	28,794

Income before income taxes	220,363	544,642	534,757
Income taxes	82,420	194,487	190,567

Net income	$137,943	$350,155	$344,190

Earnings per share:
Basic	$0.44	$1.09	$1.04
Diluted	$0.44	$1.08	$1.04
Weighted average shares:
Basic	312,556	321,835	329,376
Diluted	313,510	324,133	332,068

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Other Shareholders' Equity	Total
	(In thousands except per share amounts)
Balances, January 30, 2004	336,190	$168,095	$376,930	$1,014,788	$(1,161)	$(4,353)	$1,554,299
Comprehensive income:
Net income	—	—	—	344,190	—	—	344,190
Reclassification of net loss on derivatives	—	—	—	—	188	—	188

Comprehensive income							344,378
Cash dividends, $0.16 per common share	—	—	—	(52,682)	—	—	(52,682)
Issuance of common stock under stock incentive plans	2,875	1,437	32,691	—	—	—	34,128
Tax benefit from stock option exercises	—	—	9,657	—	—	—	9,657
Repurchases of common stock	(11,020)	(5,510)	—	(203,785)	—	—	(209,295)
Purchase of common stock by employee deferred compensation trust, net (25 shares)	—	—	(92)	—	—	(377)	(469)
Issuance of restricted stock and restricted stock units, net	128	64	2,398	—	—	(2,462)	—
Amortization of unearned compensation on restricted stock and restricted stock units	—	—	—	—	—	1,779	1,779
Deferred compensation obligation	—	—	—	—	—	2,708	2,708
Other equity transactions	(1)	—	16	(54)	—	—	(38)

Balances, January 28, 2005	328,172	$164,086	$421,600	$1,102,457	$(973)	$(2,705)	$1,684,465
Comprehensive income:
Net income	—	—	—	350,155	—	—	350,155
Reclassification of net loss on derivatives	—	—	—	—	179	—	179

Comprehensive income							350,334
Cash dividends, $0.175 per common share	—	—	—	(56,183)	—	—	(56,183)
Issuance of common stock under stock incentive plans	2,249	1,125	28,280	—	—	—	29,405
Tax benefit from stock option exercises	—	—	6,457	—	—	—	6,457
Repurchases of common stock	(14,977)	(7,489)	—	(290,113)	—	—	(297,602)
Sales of common stock by employee deferred compensation trust, net (42 shares)	—	—	95	—	—	788	883
Issuance of restricted stock and restricted stock units, net	249	125	5,151	—	—	(5,276)	—
Amortization of unearned compensation on restricted stock and restricted stock units	—	—	—	—	—	2,394	2,394
Acceleration of vesting of stock options (see Note 10)	—	—	938	—	—	—	938
Other equity transactions	(14)	(7)	(138)	(151)	—	—	(296)

Balances, February 3, 2006	315,679	$157,840	$462,383	$1,106,165	$(794)	$(4,799)	$1,720,795
Comprehensive income:
Net income	—	—	—	137,943	—	—	137,943
Reclassification of net loss on derivatives	—	—	—	—	188	—	188

Comprehensive income							138,131
Cash dividends, $0.20 per common share	—	—	—	(62,472)	—	—	(62,472)
Issuance of common stock under stock incentive plans	1,573	786	19,108	—	—	—	19,894
Tax benefit from share-based payments	—	—	2,513	—	—	—	2,513
Repurchases of common stock	(4,483)	(2,242)	—	(77,705)	—	—	(79,947)
Purchases of common stock by employee deferred compensation trust, net (3 shares)	—	—	(2)	—	—	40	38
Reversal of unearned compensation upon adoption of SFAS 123(R) (see Note 10)	(364)	(182)	(4,997)	—	—	5,179	—
Share-based compensation expense	—	—	7,578	—	—	—	7,578
Vesting of restricted stock and restricted stock units	149	75	(75)	—	—	—	—
Transition adjustment upon adoption of SFAS 158	—	—	—	—	(381)	—	(381)
Other equity transactions	(118)	(59)	(363)	20	—	—	(402)

Balances, February 2, 2007	312,436	$156,218	$486,145	$1,103,951	$(987)	$420	$1,745,747

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	February 2, 2007	February 3, 2006	January 28, 2005
	(52 weeks)	(53 weeks)	(52 weeks)
	(In thousands)
Cash flows from operating activities:
Net income	$137,943	$350,155	$344,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	200,608	186,824	164,478
Deferred income taxes	(38,218)	8,244	25,751
Noncash share-based compensation	7,578	3,332	1,779
Tax benefit from stock option exercises	(2,513)	6,457	9,657
Noncash inventory adjustments and asset impairments	78,115	—	—
Change in operating assets and liabilities:
Merchandise inventories	(28,057)	(97,877)	(219,396)
Prepaid expenses and other current assets	(5,411)	(10,630)	(3,352)
Accounts payable	53,544	87,230	22,258
Accrued expenses and other liabilities	38,353	40,376	35,048
Income taxes	(35,165)	(26,017)	23,793
Other	(1,420)	7,391	(12,691)

Net cash provided by operating activities	405,357	555,485	391,515

Cash flows from investing activities:
Purchases of property and equipment	(261,515)	(284,112)	(288,294)
Purchases of short-term investments	(49,675)	(132,775)	(221,700)
Sales of short-term investments	51,525	166,850	247,501
Purchases of long-term investments	(25,756)	(16,995)	—
Insurance proceeds related to property and equipment	1,807	1,210	—
Proceeds from sale of property and equipment	1,650	1,419	3,324

Net cash used in investing activities	(281,964)	(264,403)	(259,169)

Cash flows from financing activities:
Borrowings under revolving credit facility	2,012,700	232,200	195,000
Repayments of borrowings under revolving credit facility	(2,012,700)	(232,200)	(195,000)
Issuance of long-term obligations	—	14,495	—
Repayments of long-term obligations	(14,118)	(14,310)	(16,417)
Payment of cash dividends	(62,472)	(56,183)	(52,682)
Proceeds from exercise of stock options	19,894	29,405	34,128
Repurchases of common stock	(79,947)	(297,602)	(209,295)
Tax benefit of stock options	2,513	—	—
Other financing activities	(584)	892	(1,149)

Net cash used in financing activities	(134,714)	(323,303)	(245,415)

Net decrease in cash and cash equivalents	(11,321)	(32,221)	(113,069)
Cash and cash equivalents, beginning of year	200,609	232,830	345,899

Cash and cash equivalents, end of year	$189,288	$200,609	$232,830

Supplemental cash flow information:
Cash paid during year for:
Interest	$24,180	$25,747	$26,748
Income taxes	$155,825	$205,802	$133,100

Supplemental schedule of noncash investing and financing activities:
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$18,094	$24,750	$12,921
Purchases of property and equipment under capital lease obligations	$5,366	$7,197	$5,722
Elimination of financing obligations (See Note 8)	$46,608	$—	$—
Elimination of promissory notes receivable (See Note 8)	$46,608	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of presentation and accounting policies

Basis of presentation

        These notes contain references to the years 2007, 2006, 2005 and 2004, which represent fiscal years ending or ended February 1, 2008, February 2, 2007, February 3, 2006 and January 28, 2005, respectively. Fiscal year 2007 will be, and each of 2006 and 2004 was, a 52-week accounting period while 2005 was a 53-week accounting period. The Company's fiscal year ends on the Friday closest to January 31. The consolidated financial statements include all subsidiaries of the Company, except for its not-for-profit subsidiary the assets and revenues of which are not material. Intercompany transactions have been eliminated.

        The Company leases three of its distribution centers ("DCs") from lessors, which meet the definition of a Variable Interest Entity ("VIE") as described by Financial Accounting Standards Board ("FASB") Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as revised. One of these DCs has been recorded as a financing obligation whereby the property and equipment, along with the related lease obligations, are reflected in the consolidated balance sheets. The other two DCs, excluding the equipment, have been recorded as operating leases in accordance with Statement of Financial Accounting Standards ("SFAS") 98, "Accounting for Leases." The Company is not the primary beneficiary of these VIEs and, accordingly, has not included these entities in its consolidated financial statements.

Business description

        The Company sells general merchandise on a retail basis through 8,229 stores (as of February 2, 2007) located primarily in the southern, southwestern, midwestern and eastern United States. The Company has DCs in Scottsville, Kentucky; Ardmore, Oklahoma; South Boston, Virginia; Indianola, Mississippi; Fulton, Missouri; Alachua, Florida; Zanesville, Ohio; Jonesville, South Carolina and Marion, Indiana.

        The Company purchases its merchandise from a wide variety of suppliers. Approximately 11% of the Company's purchases in 2006 were made from The Procter & Gamble Company. The Company's next largest supplier accounted for approximately 5% of the Company's purchases in 2006.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with insignificant interest rate risk and original maturities of three months or less when purchased. Such investments primarily consist of money market funds, certificates of deposit and commercial paper. The carrying amounts of these items are a reasonable estimate of their fair value due to the short maturity of these investments.

        Payments due from banks for third-party credit card, debit card and electronic benefit transactions classified as cash and cash equivalents totaled approximately $11.6 million and $7.8 million at February 2, 2007 and February 3, 2006, respectively.

        The Company's cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding but unpresented checks totaling approximately $122.3 million and $124.2 million at February 2, 2007 and February 3, 2006, respectively, have been included in Accounts payable in the consolidated balance sheets. Upon presentation for payment, these checks are funded through available cash balances or the Company's existing credit facility.

        The Company has certain cash and cash equivalents balances that, along with certain other assets, are being held as required by certain regulatory requirements and are therefore not available for general corporate purposes, as further described below under "Investments in debt and equity securities."

Investments in debt and equity securities

        The Company accounts for its investment in debt and marketable equity securities in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, classifies them as held-to-maturity, available-for-sale, or trading. Debt securities categorized as held-to-maturity are stated at amortized cost. Debt and equity securities categorized as available-for-sale are stated at fair value, with any unrealized gains and losses, net of deferred income taxes, reported as a component of Accumulated other comprehensive loss. Trading securities (primarily mutual funds held pursuant to deferred compensation and supplemental retirement plans, as further discussed in Note 9) are stated at fair value, with changes in fair value recorded in income as a component of Selling, general and administrative ("SG&A") expense.

        In general, the Company invests excess cash in shorter-dated, highly liquid investments such as money market funds, certificates of deposit, and commercial paper. Depending on the type of securities purchased (debt versus equity) as well as the Company's intentions with respect to the potential sale of such securities before their stated maturity dates, such securities have been classified as held-to-maturity or available-for-sale. Given the short maturities of such investments (except for those securities described in further detail below), the carrying amounts approximate the fair values of such securities.

        The Company may invest in tax-exempt auction rate securities, which are debt instruments having longer-dated (in some cases, many years) legal maturities, but with interest rates that are generally reset every 28-35 days under an auction system. Because auction rate securities are frequently re-priced, they trade in the market like short-term investments. As available-for-sale securities, these investments are carried at fair value, which approximates cost given that the average duration of such securities held by the Company is less than 40 days. Despite the liquid nature of these investments, the Company categorizes them as short-term investments instead of cash and cash equivalents due to the underlying legal maturities of such securities. However, they have been classified as current assets as they are generally available to support the Company's current operations. There were no such investments outstanding as of February 2, 2007 or February 3, 2006.

        In 2006 and 2005, the Company's South Carolina-based wholly owned captive insurance subsidiary, Ashley River Insurance Company ("ARIC"), had investments in U.S. Government securities, obligations of Government Sponsored Enterprises, short- and long-term corporate obligations, and asset-backed obligations. These investments are held pursuant to South Carolina regulatory requirements to maintain certain asset balances in relation to ARIC's liability and equity balances and as such, these investments are not available for general corporate purposes. The composition of these required asset balances changes periodically. At February 2, 2007, the total of these balances was $52.9 million and is reflected in the Company's consolidated balance sheet as follows: cash and cash equivalents of $3.2 million, short-term investments of $30.0 million and long-term investments included in other assets of $19.7 million.

        The Company's investment in the secured promissory notes issued by the third-party entity from which the Company formerly leased its DC in South Boston, Virginia, was classified as a held-to-maturity security at February 3, 2006. The Company acquired the entity which held legal title to this DC in June 2006 as discussed in Note 8, thereby effectively eliminating these secured promissory notes and related financing obligations.

        Historical cost information pertaining to investments in mutual funds by participants in the Company's supplemental retirement and compensation deferral plans classified as trading securities is not readily available to the Company.

        On February 2, 2007 and February 3, 2006, held-to-maturity, available-for-sale and trading securities consisted of the following (in thousands):

		Gross Unrealized
February 2, 2007				Estimated Fair Value
	Cost	Gains	Losses
Held-to-maturity securities
Bank and corporate debt	$100,386	$2	$80	$100,308
U.S. Government securities	17,026	1	29	16,998
Obligations of Government Sponsored Enterprises	9,192	3	9	9,186
Asset-backed securities	2,833	4	10	2,827

	129,437	10	128	129,319

Available-for-sale securities
Equity securities	13,512	—	—	13,512

Trading securities
Equity securities	13,591	—	—	13,591

Total debt and equity securities	$156,540	$10	$128	$156,422

		Gross Unrealized
February 3, 2006				Estimated Fair Value
	Cost	Gains	Losses
Held-to-maturity securities
Bank and corporate debt	$59,196	$—	$55	$59,141
Obligations of Government Sponsored Enterprises	7,590	—	12	7,578
Asset-backed securities	3,847	5	6	3,846
Other debt securities	47,151	2,319	—	49,470

	117,784	2,324	73	120,035

Available-for-sale securities
Equity securities	16,300	—	—	16,300

Trading securities
Equity securities	14,873	—	—	14,873

Total debt and equity securities	$148,957	$2,324	$73	$151,208

        On February 2, 2007 and February 3, 2006, these investments were included in the following accounts in the consolidated balance sheets (in thousands):

February 2, 2007	Held-to- Maturity Securities	Available-for- Sale Securities	Trading Securities
Cash and cash equivalents	$79,764	$13,512	$—
Short-term investments	29,950	—	—
Prepaid expenses and other current assets	—	—	1,090
Other assets, net	19,723	—	12,501

	$129,437	$13,512	$13,591

February 3, 2006
Cash and cash equivalents	$44,870	$16,300	$—
Short-term investments	8,850	—	—
Prepaid expenses and other current assets	—	—	3,776
Other assets, net	16,913	—	11,097
Current portion of long-term obligations (see Note 6)	1,108	—	—
Long-term obligations (see Note 6)	46,043	—	—

	$117,784	$16,300	$14,873

        The contractual maturities of held-to-maturity and available-for-sale securities as of February 2, 2007 were as follows (in thousands):

	Held-to-Maturity Securities		Available-for-Sale Securities
	Cost	Fair Value	Cost	Fair Value
Less than one year	$109,304	$109,278	$—	$—
One to three years	17,300	17,214	—	—
Greater than three years	2,833	2,827	—	—
Equity securities	—	—	13,512	13,512

	$129,437	$129,319	$13,512	$13,512

        For the years ended February 2, 2007, February 3, 2006 and January 28, 2005, gross realized gains and losses on the sales of available-for-sale securities were not material. The cost of securities sold is based upon the specific identification method.

Merchandise inventories

        Inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. Under the Company's retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales. The excess of current cost over LIFO cost was approximately $4.3 million at February 2, 2007 and $5.8 million at February 3, 2006. Current cost is determined using the retail first-in, first-out method. LIFO reserves decreased $1.5 million, $0.5 million and $0.2 million in 2006, 2005 and 2004, respectively. Costs directly associated with warehousing and distribution are capitalized into inventory.

        In 2005, the Company expanded the number of inventory departments it utilizes for its gross profit calculation from 10 to 23. The impact of this change in estimate on the Company's consolidated 2005 results of operations was an estimated reduction of gross profit and a corresponding decrease to inventory, at cost, of $5.2 million.

Store pre-opening costs

        Pre-opening costs related to new store openings and the construction periods are expensed as incurred.

Property and equipment

        Property and equipment are recorded at cost. The Company provides for depreciation and amortization on a straight-line basis over the following estimated useful lives:

Land improvements	20
Buildings	39-40
Furniture, fixtures and equipment	3-10

        Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

Impairment of long-lived assets

        When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets, other than goodwill, in relation to the operating performance and future cash flows or the appraised values of the underlying assets. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews for impairment stores open more than two years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. The Company's estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based primarily upon future cash flows (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value.

        The Company recorded impairment charges, included in SG&A expense, of approximately $9.4 million in 2006, $0.6 million in 2005 and $0.2 million in 2004 to reduce the carrying value of certain of its stores' assets as deemed necessary due to negative sales trends and cash flows at these locations. The majority of the 2006 charges were recorded pursuant to certain strategic initiatives discussed in Note 2.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Basis of presentation and accounting policies (Continued)

Other assets

        Other assets consist primarily of long-term investments, qualifying prepaid expenses, debt issuance costs which are amortized over the life of the related obligations, utility and security deposits, life insurance policies and goodwill.

Vendor rebates

        The Company accounts for all cash consideration received from vendors in accordance with the provisions of Emerging Issues Task Force Issue ("EITF") 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Cash consideration received from a vendor is generally presumed to be a rebate or an allowance and is accounted for as a reduction of merchandise purchase costs and recognized in the statement of operations at the time the goods are sold. However, certain specific, incremental and otherwise qualifying SG&A expenses related to the promotion or sale of vendor products may be offset by cash consideration received from vendors, in accordance with arrangements such as cooperative advertising, when earned for dollar amounts up to but not exceeding actual incremental costs. The Company recognizes amounts received for cooperative advertising on performance, "first showing" or distribution, consistent with its policy for advertising expense in accordance with the American Institute of Certified Public Accountants Statement of Position 93-7, "Reporting on Advertising Costs."

Rent expense

        Rent expense is recognized over the term of the lease. The Company records minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which normally includes a period prior to the store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. The Company also receives tenant allowances, which are recorded as deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease. Any difference between the calculated expense and the amounts actually paid are reflected as a liability, with the current portion in Accrued expenses and other and the long-term portion in Other liabilities in the consolidated balance sheets, and totaled approximately $30.4 million and $25.0 million at February 2, 2007 and February 3, 2006, respectively.

        The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable, in accordance with EITF Issue 98-9, "Accounting for Contingent Rent." The amount expensed but not paid as of February 2, 2007 and February 3, 2006 was approximately $8.6 million and $9.3 million, respectively, and is included in Accrued expenses and other in the consolidated balance sheets. (See Notes 4 and 8).

        For store closures where a lease obligation still exists, the Company records the estimated future liability associated with the rental obligation on the date the store is closed in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close underperforming stores. Liabilities are established at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. Liabilities are reviewed periodically and adjusted when necessary.

Insurance liabilities

        The Company retains a significant portion of risk for its workers' compensation, employee health, general liability, property and automobile claim exposures. Accordingly, provisions are made for the Company's estimates of such risks. Actuaries are utilized to determine the undiscounted future claim costs for the workers' compensation, general liability, and health claim risks. To the extent that subsequent claim costs vary from those estimates, future results of operations will be affected. Ashley River Insurance Company (or ARIC, as defined above), a South Carolina-based wholly owned captive insurance subsidiary of the Company, charges the operating subsidiary companies premiums to insure the retained workers' compensation and non-property general liability exposures. Pursuant to South Carolina insurance regulations, ARIC has cash and cash equivalents and investment balances that are not available for general corporate purposes, as further described above under "Investments in debt and equity securities." ARIC currently insures no unrelated third-party risk. The Greater Cumberland Insurance Company, formerly a Vermont-based wholly owned captive insurance subsidiary of the Company, was liquidated in 2005.

Other liabilities

        Other liabilities consist primarily of the noncurrent portion of insurance liabilities of $107.5 million in 2006 and $89.3 million in 2005, as well as the noncurrent portion of deferred rent, deferred gains, and liabilities related to the Company's supplemental retirement and compensation deferral plans.

Fair value of financial instruments

        The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, short-term investments, receivables and payables approximate their respective fair values. At February 2, 2007 and February 3, 2006, the fair value of the Company's debt, excluding capital lease obligations, was approximately $265.7 million and $281.0 million, respectively, based upon the estimated market value of the debt at those dates. The February 3, 2006 amount is net of the fair value of a note receivable on the South Boston, Virginia DC of approximately $49.5 million, as further discussed in Note 8. Such fair value exceeded the carrying values of the debt at February 2, 2007 and February 3, 2006 by approximately $14.0 million and $24.2 million, respectively. Fair values are based primarily on quoted prices for those or similar instruments. A discussion of the carrying value and fair value of the Company's derivative financial instruments is included in the section entitled "Derivative financial instruments" below.

Derivative financial instruments

        The Company accounts for derivative financial instruments in accordance with the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137, 138 and 149 and interpreted by numerous FASB Issues. These statements require the Company to recognize all derivative instruments on the balance sheet at fair value, and contain accounting rules for hedging instruments, which depend on the nature of the hedge relationship.

        The Company has historically used derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and, to a much lesser extent, other market exposures.

        As a matter of policy, the Company does not buy or sell financial instruments, including derivatives, for speculative or trading purposes and all financial instrument transactions must be authorized and executed pursuant to the approval of the Board of Directors. All financial instrument positions taken by the Company are used to reduce risk by hedging an underlying economic exposure and are structured as straightforward instruments with liquid markets. The Company primarily executes derivative transactions with major financial institutions.

        The following table summarizes activity in Accumulated other comprehensive loss during 2006 related to derivative transactions used by the Company in prior periods to hedge cash flow exposures relating to certain debt transactions (in thousands):

	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated net losses as of February 3, 2006	$(1,253)	$459	$(794)
Net losses reclassified from Other comprehensive loss into earnings	286	(98)	188

Accumulated net losses as of February 2, 2007	$(967)	$361	$(606)

        The Accumulated other comprehensive loss balance at February 2, 2007 includes deferred losses realized in June 2000 on the settlement of an interest rate derivative that was designated and effective as a cash flow hedge of the Company's forecasted issuance of its $200 million of fixed rate notes in June 2000 (see Note 6). This amount will be reclassified into earnings as an adjustment to the effective interest expense on the fixed rate notes through their maturity date in June 2010. The Company estimates that it will reclassify into earnings during the next twelve months approximately $0.2 million of the net amount recorded in Accumulated other comprehensive loss as of February 2, 2007.

Share-based payments

        The Company has a shareholder-approved stock incentive plan under which stock options, restricted stock, restricted stock units and other equity-based awards may be granted to officers, directors and key employees. Effective February 4, 2006, the Company adopted SFAS 123 (Revised 2004) "Share Based Payment" and began recognizing compensation expense for share-based compensation based on the fair value of the awards on the grant date. SFAS 123(R) requires share-based compensation expense recognized since February 4, 2006 to be based on the following: (a) grant date fair value estimated in accordance with the original provisions of SFAS 123, "Accounting for Stock-Based Compensation," for unvested options granted prior to the adoption date and (b) grant date fair value estimated in accordance with the provisions of SFAS 123(R) for unvested options granted subsequent to the adoption date. The Company adopted SFAS 123(R) under the modified-prospective-transition method and, therefore, results from prior periods have not been restated.

        Prior to February 4, 2006, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion 25, "Accounting for

Stock Issued to Employees" ("APB 25"), and had provided pro forma disclosures as permitted under SFAS 123. Because stock options were granted at an exercise price equal to the market price of the underlying common stock on the date of grant, compensation cost related to stock options was generally not required to be recorded as a reduction to net income prior to adopting SFAS 123(R).

        Under SFAS 123(R), forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The forfeiture rate is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. The Company bases this estimate on historical experience. An increase in the forfeiture rate will decrease compensation expense. Under SFAS 123, the Company elected to account for forfeitures when awards were actually forfeited.

        SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to the adoption of SFAS 123(R).

        The fair value of each option grant is separately estimated. The fair value of each option grant is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

        The Company also accounts for nonvested restricted stock and restricted stock unit awards in accordance with the provisions of SFAS 123(R). The Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price, if any, and recognizes such amount on a straight-line basis over the period in which the recipient earns the nonvested restricted stock and restricted stock unit award. Under the provisions of SFAS 123(R), unearned compensation is not recorded within shareholders' equity.

        The Company has elected to determine its excess tax benefit pool upon adoption of SFAS 123(R) in accordance with the provisions of FASB Staff Position ("FSP") 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Under the provisions of this FSP, the cumulative benefit of stock option exercises included in additional paid-in capital for the periods after the effective date of SFAS 123 is reduced by the cumulative income tax effect of the pro forma stock option expense previously disclosed in accordance with the requirements of SFAS 123. (The provision of this FSP applied only to options that were fully vested before the date of adoption of SFAS 123(R). The amount of any excess tax benefit for options that are either granted after the adoption of SFAS 123(R) or are partially vested on the date of adoption were computed in accordance with the provisions of SFAS 123(R).) The amount of any excess deferred tax asset over the actual income tax benefit realized for options that are exercised after the adoption of SFAS 123(R) will be absorbed by the excess tax benefit pool. Income tax expense will be increased should the Company's excess tax benefit pool be insufficient to absorb any future deferred tax asset amounts in excess of the actual tax benefit realized. The Company has determined that its excess tax benefit pool was approximately $68 million as of the adoption of SFAS 123(R) on February 4, 2006.

Revenue and gain recognition

        The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and estimated returns and are presented net of taxes assessed by governmental authorities that are imposed concurrent with those sales. The liability for retail merchandise returns is based on the Company's prior experience. The Company records gain contingencies when realized.

        The Company began gift card sales in the third quarter of 2005. The Company recognizes gift card sales revenue at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards was approximately $0.8 million and $0.5 million at February 2, 2007 and February 3, 2006, respectively, and is recorded in Accrued expenses and other. Through February 2, 2007, the Company has not recorded any breakage income related to its gift card program. The Company will continue to evaluate its current breakage policy as it continues to gain more sufficient company-specific customer experience.

Advertising costs

        Advertising costs are expensed upon performance, "first showing" or distribution, and are reflected net of qualifying cooperative advertising funds provided by vendors in SG&A expenses. Advertising costs were $45.0 million, $15.1 million and $7.9 million in 2006, 2005 and 2004, respectively. These costs primarily include promotional circulars, targeted circulars supporting new stores, in-store signage, and costs associated with the sponsorship of a National Association for Stock Car Auto Racing team. In addition, beginning in the fourth quarter of 2006, the Company also utilized television and radio advertising in conjunction with certain strategic initiatives as further discussed in Note 2. Vendor funding for cooperative advertising offset reported expenses by $7.9 million, $0.8 million and $1.0 million in 2006, 2005 and 2004, respectively.

Capitalized interest

        To assure that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property and equipment is capitalized. Interest costs capitalized were approximately $2.9 million, $3.3 million and $3.6 million in 2006, 2005 and 2004, respectively.

Income taxes

        The Company reports income taxes in accordance with SFAS 109, "Accounting for Income Taxes". Under SFAS 109, the asset and liability method is used for computing future income tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

Management estimates

        The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting pronouncements

        In July 2006, the FASB issued Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which will require companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. The interpretation applies to income tax expense as well as any related interest and penalty expense.

        FIN 48 requires that changes in tax positions recorded in a company's financial statements prior to the adoption of this interpretation be recorded as an adjustment to the opening balance of retained earnings for the period of adoption. FIN 48 will generally be effective for public companies for the first fiscal year beginning after December 15, 2006. The Company anticipates adopting the provisions of this interpretation during the first quarter of fiscal 2007. No determination has yet been made regarding the materiality of the potential impact of this interpretation on the Company's financial statements.

        In September 2006 the FASB issued SFAS 157, "Fair Value Measurements", which provides guidance for using fair value to measure assets and liabilities. The standard also requires expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company currently expects to adopt SFAS 157 during the 2008 fiscal year. No determination has yet been made regarding the potential impact of this standard on the Company's financial statements.

        In September 2006 the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which will require companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires a company to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. A company with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006, and the Company has complied with these provisions to the extent material. The second phase of SFAS 158 includes a requirement to measure plan assets and benefit obligations as of the date of the Company's fiscal year-end statement of financial position, and is effective for fiscal years ending after December 15, 2008. No final determination has yet been made regarding the timing or expected impact of adoption of the second phase of SFAS 158 on the Company's consolidated financial statements, however, because the Company currently has one supplemental executive retirement plan with one executive participant, the impact, if any, is expected to be minimal.

Reclassifications

        Certain reclassifications of the 2005 and 2004 amounts have been made to conform to the 2006 presentation.

2.    Strategic initiatives

        In its Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2006, the Company announced it was considering modifying its historical inventory management model and accelerating its recently enhanced real estate strategy. The outcome of these deliberations is set forth below.

Inventory management

        In November 2006, the Company's Board of Directors approved management's recommendation to discontinue the Company's historical inventory packaway model by the end of fiscal 2007. With few exceptions, the Company plans to eliminate, through end-of-season and other markdowns, existing seasonal, home products and basic clothing packaway merchandise by the close of fiscal 2007 to allow for increased levels of newer, current-season merchandise. In connection with this strategic change, the Company incurred substantially higher markdowns and writedowns on inventory in the third and fourth quarters of 2006. The Company recorded total markdowns of $279.1 million at cost taken during 2006, compared with total markdowns of $106.5 million at cost taken in 2005. Markdowns which were expected to reduce inventory below cost were considered in the Company's lower of cost or market estimate and recorded at such time as the utility of the underlying inventory was deemed to be impaired. During the third quarter of fiscal 2006, the Company recorded a lower of cost or market inventory impairment estimate of $63.5 million, increasing the balance to $69.4 million as of November 3, 2006. This estimate was reduced by $23.7 million during the remainder of 2006, reflecting the Company's estimate of the below-cost markdowns that were taken during that period, resulting in a balance of approximately $45.6 million as of February 2, 2007. This inventory is expected to be sold during 2007. Markdowns which are not below cost impact the Company's gross profit in the period in which such markdowns are taken. The amount of the below-cost inventory adjustment is based on management's assumptions regarding the timing and adequacy of markdowns and the final adjustment may vary materially from the amount recorded depending on various factors, including timing of the execution of the plan, retail market conditions and the accuracy of assumptions used by management in developing these estimates.

Exit and disposal activities

        In November 2006, the Company's Board of Directors approved management's recommendation to close, in addition to those stores that might be closed in the ordinary course of business, approximately 400 stores by the end of fiscal 2007 (approximately 128 of which have been closed as of February 2, 2007), and expects to incur the following pretax costs associated with the closing of these stores (in millions):

(Unaudited)	Estimated Total	Incurred in 2006	Remaining
Lease contract termination costs	$38.1	$5.7	$32.4
One-time employee termination benefits	1.4	0.3	1.1
Other associated store closing costs	9.0	0.2	8.8
Inventory liquidation fees	5.0	1.6	3.4
Asset impairment & accelerated depreciation	9.0	8.3	0.7
Inventory markdowns below cost	10.5	6.7	3.8

Total	$73.0	$22.8	$50.2

        Other associated store closing costs as listed in the table above primarily include the removal of any usable assets as well as real estate consulting and other services.

        Liability balances related to activities discussed above for stores closed during 2006 are as follows (in millions):

	Balance, February 3, 2006	2006 Initial Expenses	2006 Payments and Other	Balance, February 2, 2007
Lease contract termination costs	$—	$5.7	$0.7	$5.0
One-time employee termination benefits	—	0.3	—	0.3
Other associated store closing costs	—	0.2	—	0.2
Inventory liquidation fees	—	1.6	1.3	0.3

Total	$—	$7.8	$2.0	$5.8

        In addition, non-cash costs and charges of approximately $15.0 million associated with this decision have been recognized in 2006, comprised of $8.0 million of property and equipment impairment and $0.3 million of accelerated depreciation included in SG&A, and $6.7 million of below-cost inventory adjustments included in cost of goods sold. The Company recorded an estimated below-cost inventory reserve for closing stores of $7.8 million during the third quarter of 2006, which was reduced by $4.2 million during the remainder of 2006, reflecting the Company's $3.1 million estimate of the below-cost markdowns that were taken during that period and a $1.1 million reduction of the original estimate, resulting in a balance of approximately $3.6 million for inventory owned as of February 2, 2007.

        All expenses associated with exit and disposal activities are included in SG&A expenses with the exception of the below-cost inventory adjustments, which are included in cost of goods sold in the consolidated statement of income for 2006. As noted above, the Company expects to incur additional charges in future periods when the related expenses are incurred. The estimated amount and timing of these future costs and charges are dependent on various factors, including timing of the execution of the plan, the outcome of negotiations with landlords and/or potential sublease tenants, and final inventory levels.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Property and equipment

        Property and equipment is recorded at cost and summarized as follows (in thousands):

	2006	2005
Land and land improvements	$147,447	$147,039
Buildings	437,368	381,460
Leasehold improvements	212,078	209,701
Furniture, fixtures and equipment	1,617,163	1,437,324
Construction in progress	16,755	46,016

	2,430,811	2,221,540
Less accumulated depreciation and amortization	1,193,937	1,029,368

Net property and equipment	$1,236,874	$1,192,172

        Depreciation expense related to property and equipment was approximately $199.6 million, $186.1 million and $163.1 million in 2006, 2005 and 2004, respectively. Amortization of capital lease assets is included in depreciation expense.

4.    Accrued expenses and other

        Accrued expenses and other consist of the following (in thousands):

	2006	2005
Compensation and benefits	$41,957	$41,460
Insurance	76,062	65,376
Taxes (other than taxes on income)	50,502	58,967
Other	85,037	76,551

	$253,558	$242,354

        Other accrued expenses primarily include the current portion of liabilities for deferred rent, freight expense, contingent rent expense, interest, electricity, and common area maintenance charges.

5.    Income taxes

        The provision (benefit) for income taxes consists of the following (in thousands):

	2006	2005	2004
Current:
Federal	$101,919	$175,344	$155,497
Foreign	1,200	1,205	1,169
State	17,519	9,694	8,150

	120,638	186,243	164,816

Deferred:
Federal	(34,807)	8,479	21,515
Foreign	13	17	21
State	(3,424)	(252)	4,215

	(38,218)	8,244	25,751

	$82,420	$194,487	$190,567

        A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows (dollars in thousands):

	2006		2005		2004
U.S. federal statutory rate on earnings before income taxes	$77,127	35.0%	$190,625	35.0%	$187,165	35.0%
State income taxes, net of federal income tax benefit	5,855	2.7	6,223	1.1	8,168	1.5
Jobs credits, net of federal income taxes	(5,008)	(2.3)	(4,503)	(0.8)	(5,544)	(1.0)
Increase (decrease) in valuation allowances	3,211	1.5	(88)	(0.0)	(106)	(0.0)
Other	1,235	0.5	2,230	0.4	884	0.1

	$82,420	37.4%	$194,487	35.7%	$190,567	35.6%

        The 2006 income tax rate was higher than the 2005 rate by 1.7%. Factors contributing to this increase include additional expense of approximately $0.9 million related to the adoption of a new tax system in the State of Texas which resulted in the elimination of certain deferred tax assets that had been recorded in prior years; an increase of approximately $0.9 million related to the Company's current year tax liability under the revised State of Texas tax system; a reduction in the contingent income tax reserve due to the resolution of contingent liabilities that is $2.0 million less than the decrease that occurred in 2005; an increase in the deferred tax valuation allowance, as discussed below, of approximately $3.2 million; and an increase of $2.6 million related to a benefit recognized in 2005 related to an internal restructuring. Offsetting these rate increases was a reduction in the income tax rate related to federal income tax credits. Due to the reduction in the Company's 2006 income before tax, a small increase in the amount of federal income tax credits earned yielded a much larger percentage reduction in the income tax rate for 2006 versus 2005.

        While the 2005 and 2004 rates were similar overall, the rates contained offsetting differences. Factors causing the 2005 tax rate to increase when compared to the 2004 tax rate include a reduction in federal jobs credits of approximately $1.0 million, additional net foreign income tax expense of approximately $0.8 million and a decrease in the contingent income tax reserve due to resolution of contingent liabilities that was $3.6 million less than the decrease that occurred in 2004. Factors causing the 2005 tax rate to decrease when compared to the 2004 tax rate include the recognition of state tax credits of approximately $2.3 million related to the Company's construction of a DC in Indiana and a benefit of approximately $2.6 million related to an internal restructuring that was completed during 2005.

        Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	2006	2005
Deferred tax assets:
Deferred compensation expense	$10,090	$15,166
Accrued expenses and other	4,037	3,916
Accrued rent	10,487	7,137
Accrued insurance	9,899	9,240
Deferred gain on sale/leasebacks	2,312	2,465
Inventories	5,874	—
Other	4,609	3,712
State tax net operating loss carryforwards, net of federal tax	4,004	7,416
State tax credit carryforwards, net of federal tax	8,604	4,711

	59,916	53,763
Less valuation allowances	(5,249)	(2,038)

Total deferred tax assets	54,667	51,725

Deferred tax liabilities:
Property and equipment	(71,465)	(74,609)
Inventories	—	(32,301)
Other	(478)	(536)

Total deferred tax liabilities	(71,943)	(107,446)

Net deferred tax liabilities	$(17,276)	$(55,721)

        Net deferred tax liabilities are reflected separately on the consolidated balance sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred income tax liabilities from the consolidated balance sheets (in thousands):

	2006	2005
Current deferred income tax assets (liabilities), net	$24,321	$(7,267)
Noncurrent deferred income tax liabilities, net	(41,597)	(48,454)

Net deferred tax liabilities	$(17,276)	$(55,721)

        State net operating loss carryforwards as of February 2, 2007, totaled approximately $94 million and will expire beginning in 2017 through 2027. The Company also has state tax credit carryforwards of approximately $13.2 million that will expire beginning in 2007 through 2021.

        The valuation allowance, as of 2006, has been provided for certain state tax credit carryforwards that are principally associated with the Company's distribution centers. The increase in the valuation allowance for 2006 of $3.2 million is the result of an increase in available state tax credits during 2006 in excess of the amount that the Company believes will be utilized prior to their expiration.

        The valuation allowance, as of 2005, had been provided principally for certain state tax credit carryforwards. In 2005, after an internal restructuring, all valuation allowances related to state net operating loss carryforwards were removed resulting in a reduction in the valuation allowance of approximately $1.1 million. This decrease was offset by additions to the valuation allowance applied to certain state tax credit carryforwards of approximately $0.9 million due to the same internal restructuring. The remaining change in the valuation allowance, an increase of approximately $0.1 million, related primarily to changes in state tax credits that were unrelated to the 2005 internal restructuring.

        The change in the valuation allowance was an increase of $3.2 million in 2006 and a decrease of $0.1 million in both 2005 and 2004. Based upon expected future income and available tax planning strategies, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance.

        The Company estimates its contingent income tax liabilities based on its assessment of probable income tax-related exposures and the anticipated settlement of those exposures translating into actual future liabilities. As of February 2, 2007 and February 3, 2006, the Company's accrual for these contingent liabilities, included in Income taxes payable in the consolidated balance sheets, was approximately $15.2 million and $13.4 million, respectively, and the related accrued interest included in Accrued expenses and other in the consolidated balance sheets was approximately $10.2 million and $6.2 million respectively.

        As of February 2, 2007 and February 3, 2006, the Company had additional exposure in the amount of $4.2 million and $3.8 million, respectively, related to contingent income tax liabilities that had a reasonable possibility of being recognized as a loss in a future period. These additional amounts relate principally to income tax audits. As the Company does not consider it probable that a loss has yet been incurred related to these items, no portion of these liabilities has been recorded.

6.    Current and long-term obligations

        Current and long-term obligations consist of the following (in thousands):

	February 2, 2007	February 3, 2006
8 5/8% Notes due June 15, 2010, net of discount of $146 and $189 at February 2, 2007 and February 3, 2006, respectively	$199,832	$199,789
Tax increment financing due February 1, 2035	14,495	14,495
Capital lease obligations (see Note 8)	18,407	22,028
Financing obligations (see Note 8)	37,304	42,435

	270,038	278,747
Less: current portion	(8,080)	(8,785)

Long-term portion	$261,958	$269,962

        In June 2006, the Company amended its revolving credit facility to increase the maximum commitment to $400 million and to extend the expiration date to June 2011. The amended credit facility contains provisions that would allow the maximum commitment to be increased to up to $500 million upon mutual agreement of the Company and its lenders. The amended credit facility is unsecured. The Company has two interest rate options: base rate (which is usually equal to prime rate) or LIBOR. The Company pays interest on funds borrowed under the LIBOR option at rates that are subject to change based upon the ratio of the Company's debt to EBITDA (as defined in the amended credit facility). Under the amended credit facility, the facility fees can range from 10 to 20 basis points; the all-in drawn margin under the LIBOR option can range from LIBOR plus 55 to 125 basis points; and the all-in drawn margin under the base rate option can range from the base rate plus 10 to 20 basis points.

        The amended credit facility contains financial covenants, which include limits on certain debt to cash flow ratios, a fixed charge coverage test, and minimum allowable consolidated net worth ($1.45 billion at February 2, 2007). In December 2006, the Company amended the revolving credit facility to lower the fixed charge coverage test for future periods through fiscal 2008 to take into account the impact that the initiatives discussed in Note 2 related to merchandising and real estate strategies may have on the ratio in those periods. As of February 2, 2007, the Company was in compliance with all of these covenants. During 2006 and 2005, the Company had peak borrowings of $253.4 million and $100.3 million, respectively, under the amended credit facility. As of February 2, 2007, the Company had no outstanding borrowings or letters of credit outstanding under the amended credit facility.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.    Current and long-term obligations (Continued)

        In 2000, the Company issued $200 million principal amount of 8 5/8% Notes due June 2010 (the "Notes"). The Notes require semi-annual interest payments in June and December of each year through June 15, 2010, at which time the entire balance becomes due and payable. The Notes contain certain restrictive covenants. At February 2, 2007, the Company was in compliance with all such covenants.

        In July 2005, as an inducement for the Company to select Marion, Indiana as the site for construction of a new DC, the Economic Development Board of Marion approved a tax increment financing in the amount of $14.5 million. The principal amounts on this financing are due to be repaid during fiscal years 2015 to 2035. Pursuant to this financing, proceeds from the issuance of certain revenue bonds were loaned to the Company in connection with the construction of this DC. The variable interest rate on this loan is based on the weekly remarketing of the bonds, which are supported by a bank letter of credit, and ranged from 4.60% to 5.43% in 2006 and from 3.52% to 4.60% in 2005.

        At February 2, 2007 and February 3, 2006, the Company had commercial letter of credit facilities totaling $200.0 million and $195.0 million, respectively, of which $116.1 million and $85.1 million, respectively, were outstanding for the funding of imported merchandise purchases. This merchandise is subject to lien until it is paid for by the Company.

7.    Earnings per share

        The amounts reflected below are in thousands except per share data.

	2006
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$137,943	312,556	$0.44
Effect of dilutive stock options, restricted stock and restricted stock units		954

Diluted earnings per share	$137,943	313,510	$0.44

	2005
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$350,155	321,835	$1.09
Effect of dilutive stock options, restricted stock and restricted stock units		2,298

Diluted earnings per share	$350,155	324,133	$1.08

	2004
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$344,190	329,376	$1.04
Effect of dilutive stock options, restricted stock and restricted stock units		2,692

Diluted earnings per share	$344,190	332,068	$1.04

        Basic earnings per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share was determined based on the dilutive effect of stock options using the treasury stock method.

        Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, were 15.0 million, 7.9 million and 7.3 million in 2006, 2005 and 2004, respectively.

8.    Commitments and contingencies

        As of February 2, 2007, the Company was committed under capital and operating lease agreements and financing obligations for most of its retail stores, three of its DCs, and certain of its furniture, fixtures and equipment. The majority of the Company's stores are subject to short-term leases (usually with initial or primary terms of three to five years) with multiple renewal options when available. The Company also has stores subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of between 7 and 10 years with multiple renewal options. Approximately half of the stores have provisions for contingent rentals based upon a percentage of defined sales volume. Certain leases contain restrictive covenants. As of February 2, 2007, the Company is not aware of any material violations of such covenants.

        In January 1999 and April 1997, the Company sold its DCs located in Ardmore, Oklahoma and South Boston, Virginia, respectively, for 100% cash consideration. Concurrent with the sale transactions, the Company leased the properties back for periods of 23 and 25 years, respectively. The transactions were recorded as financing obligations rather than sales as a result of, among other things, the lessor's ability to put the properties back to the Company under certain circumstances. The property and equipment, along with the related lease obligations, associated with these transactions were recorded in the consolidated balance sheets.

        In May 2003, the Company purchased two secured promissory notes (the "DC Notes") from Principal Life Insurance Company totaling $49.6 million. The DC Notes represented debt issued by the third party entity ("TPE") from which the Company leased the South Boston DC. The DC Notes were being accounted for as "held to maturity" debt securities in accordance with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." However, by acquiring the DC Notes, the Company holds the debt instruments pertaining to its lease financing obligation and, because a legal right of offset exists, reflected the acquired DC Notes as a reduction of its outstanding financing obligations in its consolidated balance sheet as of February 3, 2006 in accordance with the provisions of FASB Interpretation 39, "Offsetting of Amounts Related to Certain Contracts — An Interpretation of APB Opinion 10 and FASB Statement 105."

        In June 2006, the Company acquired the TPE, which owned legal title to the South Boston DC assets and had issued the related debt in connection with the original financing transaction described above. There was no material gain or loss recognized as a result of this transaction. Based on the Company's ownership of the TPE at February 2, 2007, the financing obligation and DC notes are eliminated in the Company's consolidated financial statements.

        Future minimum payments as of February 2, 2007 for capital leases, financing obligations and operating leases are as follows (in thousands):

	Capital Leases	Financing Obligations	Operating Leases
2007	$7,658	$4,435	$304,567
2008	5,440	4,381	254,087
2009	2,082	3,785	206,369
2010	599	3,785	169,454
2011	599	3,785	139,841
Thereafter	7,036	50,188	415,263

Total minimum payments	23,414	70,359	$1,489,581

Less: imputed interest	(5,007)	(33,055)

Present value of net minimum lease payments	18,407	37,304
Less: current portion, net	(6,667)	(1,413)

Long-term portion	$11,740	$35,891

        Capital leases were discounted at an effective interest rate of approximately 6.7% at February 2, 2007. The gross amount of property and equipment recorded under capital leases and financing obligations at February 2, 2007 and February 3, 2006, was $85.1 million and $150.2 million, respectively. Accumulated depreciation on property and equipment under capital leases and financing obligations at February 2, 2007 and February 3, 2006, was $41.0 million and $70.5 million, respectively.

        Rent expense under all operating leases is as follows (in thousands):

	2006	2005	2004
Minimum rentals(a)	$327,911	$295,061	$253,364
Contingent rentals	16,029	17,245	15,417

	$343,940	$312,306	$268,781

(a)
Excludes contract termination costs of $5.7 million recorded in association with the closing of 128 stores in the fourth quarter of 2006

Legal proceedings

        On March 14, 2002, a complaint was filed in the United States District Court for the Northern District of Alabama (Edith Brown, on behalf of herself and others similarly situated v. Dolgencorp, Inc., and Dollar General Corporation, CV02-C-0673-W ("Brown")). Brown was a collective action against the Company on behalf of current and former salaried store managers claiming that these individuals were entitled to overtime pay and should not have been classified as exempt employees under the Fair Labor Standards Act ("FLSA"). Plaintiffs sought to recover overtime pay, liquidated damages, declaratory relief and attorneys' fees.

        On January 12, 2004, the court certified an opt-in class of plaintiffs consisting of all persons employed by the Company as store managers at any time since March 14, 1999, who regularly worked more than 50 hours per week and either: (1) customarily supervised less than two employees at one time; (2) lacked authority to hire or discharge employees without supervisor approval; or (3) sometimes worked in non-managerial positions at stores other than the one he or she managed. The Company's request to appeal the certification decision on a discretionary basis to the 11th U.S. Circuit Court of Appeals was denied.

        Notice was sent to prospective class members and the deadline for individuals to opt in to the lawsuit was May 31, 2004. Approximately 5,000 individuals opted in. Following the close of discovery in April 2005, the Company filed several motions, including a motion to decertify the class as a collective action. On March 31, 2006, the court denied the Company's motion to decertify, but granted, either in whole or in part, certain other motions, thereby reducing the number of class members to approximately 2,500. Trial of this matter began on July 31, 2006. During the trial, on August 4, 2006, the court decertified the class. The Company reached a settlement agreement with the twelve named plaintiffs in the case for an amount that was not material to the Company's financial statements, and the matter was dismissed as settled on August 9, 2006.

        On October 10, 2005, the Company was served with an additional lawsuit, Moldoon, et al. v. Dolgencorp, Inc., et al. (Western District of Louisiana, Lake Charles Division, CV05-0852, filed May 19, 2005), filed as a putative collective action in which five current or former store managers claim to have been improperly classified as exempt executive employees under the FLSA. Plaintiffs seek injunctive relief, back wages, liquidated damages and attorneys' fees. On April 26, 2006, this action was conditionally transferred to the Northern District of Alabama and consolidated with the Brown case. The Company opposed the transfer and consolidation of this matter, and on August 11, 2006, the conditional transfer order was vacated.

        On August 7, 2006, a lawsuit entitled Cynthia Richter, et al. v. Dolgencorp, Inc., et al. was filed in the United States District Court for the Northern District of Alabama (Case No. 7:06-cv-01537-LSC) in which the plaintiff alleges that she and other current and former Dollar General store managers were improperly classified as exempt executive employees under the FLSA and seeks to recover overtime pay, liquidated damages, and attorneys' fees and costs. On August 15, 2006, the Richter plaintiff filed a motion in which she asked the court to certify a nationwide class of current and former store managers. The Company has opposed the plaintiff's motion. On March 23, 2007, the Court conditionally certified a nationwide class of individuals who worked for Dollar General as Store Managers since August 7, 2003. The Court further ordered the parties to jointly file a proposed Notice to the class and a plan to facilitate the transmission of that Notice within 10 days. The number of persons to whom Notice will be sent has not been determined. Following the close of the discovery period in this case, the Company will have an opportunity to seek decertification of the class, and the Company expects to file such a motion.

        The Company believes that its store managers are and have been properly classified as exempt employees under the FLSA and that the actions described above are not appropriate for collective action treatment. The Company intends to vigorously defend these actions. However, at this time, it is not possible to predict whether the courts will permit these actions to proceed collectively, and no assurances can be given that the Company will be successful in its defense on the merits or otherwise. If the Company is not successful in its efforts to defend these actions, the resolution or resolutions could have a material adverse effect on the Company's financial statements as a whole.

        On May 18, 2006, the Company was served with a lawsuit entitled Tammy Brickey, Becky Norman, Rose Rochow, Sandra Cogswell and Melinda Sappington v. Dolgencorp, Inc. and Dollar General Corporation (Western District of New York, Case 6:06-cv-06084-DGL, originally filed on February 9, 2006 and amended on May 12, 2006 ("Brickey")). The Brickey plaintiffs seek to proceed collectively under the FLSA and as a class under New York, Ohio, Maryland and North Carolina wage and hour statutes on behalf of, among others, individuals employed by the Company as assistant store managers who claim to be owed wages (including overtime wages) under those statutes. At this time, it is not possible to predict whether the court will permit this action to proceed collectively or as a class. However, the Company believes that this action is not appropriate for either collective or class treatment, and believes that its wage and hour policies and practices comply with both federal and state law. The Company plans to vigorously defend this action; however, no assurances can be given that the Company will be successful in its defense on the merits or otherwise, and, if it is not, the resolution of this action could have a material adverse effect on the Company's financial statements as a whole.

        On March 7, 2006, a complaint was filed in the United States District Court for the Northern District of Alabama (Janet Calvert v. Dolgencorp, Inc., Case No. 2:06-cv-00465-VEH ("Calvert")), in which the plaintiff, a former store manager, alleged that she was paid less than male store managers because of her sex, in violation of the Equal Pay Act ("EPA") and Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). On March 9, 2006, the Calvert complaint was amended to include seven additional plaintiffs, who also allege to have been paid less than males because of their sex, and to add allegations of sex discrimination in promotional opportunities and undefined terms and conditions of employment. In addition to allegations of intentional sex discrimination, the amended Calvert complaint also alleges that the Company's employment policies and practices have a disparate impact on females. The amended Calvert complaint seeks to proceed collectively under the EPA and as a class under Title VII, and requests back wages, injunctive and declaratory relief, liquidated damages and attorney's fees and costs.

        At this time, it is not possible to predict whether the court will permit Calvert to proceed collectively or as a class. However, the Company believes that the case is not appropriate for class or collective treatment and believes that its policies and practices comply with the EPA and Title VII. The Company intends to vigorously defend the action; however, no assurances can be given that the Company will be successful in its defense on the merits or otherwise. If the Company is not successful in defending the Calvert action, its resolution could have a material adverse effect on the Company's financial statements as a whole.

        On April 28, 2006, the Company was served with an additional lawsuit, Linda Beeman, on behalf of herself and all others similarly situated, v. Dolgencorp, Inc. d/b/a Dollar General, 06-CV-0250 ("Beeman"), filed on February 28, 2006 in the United States District Court for the Northern District of New York, in which the plaintiff, a former store manager, raised claims substantially similar to those raised in the

Calvert matter. The Beeman plaintiff sought to proceed collectively under the EPA and as a class under Title VII, and requested back wages, injunctive and declaratory relief, liquidated damages and attorney's fees and costs. On November 6, 2006, the parties reached an agreement to settle plaintiff's claims for an amount that was not material to the Company's financial statements, and that matter is now concluded.

        On September 8, 2005, the Company received a request for information from the Environmental Protection Agency ("EPA") with respect to Krazy String, a product that was offered for sale in the Company's stores. The EPA asserted that Krazy String contained an aerosol composed of an ozone depleting substance in violation of the Clean Air Act. On July 12, 2006, the Company agreed to an Administrative Compliance Order requiring the destruction of the Krazy String remaining in inventory. On December 21, 2006, the EPA advised the Company that they were considering imposing a penalty in connection with Krazy String, but they did not indicate an estimated amount. On February 5, 2007, the EPA proposed a penalty of approximately $800,000 which the Company believes is in excess of the amount that is appropriate pursuant to applicable EPA policies. The Company intends to vigorously defend the action; however, no assurances can be given that the Company will be successful in its defense on the merits or otherwise.

        Subsequent to the announcement of the Agreement and Plan of Merger among the Company, Buck Holdings LP and Buck Acquisition Corp (each of Buck Holdings LP and Buck Acquisition Corp is an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR")), as more fully described in Note 14, the Company and its directors were named in seven putative class actions alleging claims for breach of fiduciary duty arising out of the proposed sale of the Company to KKR. The cases are captioned City of Miami General Employees' & Sanitation Employees' Retirement Trust and Louisiana Sheriffs' Pension and Relief Fund v. David A. Perdue, et al (the "City of Miami Complaint"), Lee S. Grubman v. Dollar General Corporation, et al (the "Grubman Complaint"), William Hochman, IRA v. Dollar General Corporation, et al (the "Hochman Complaint"), Helene Hutt v. Dollar General Corporation, et al (the "Hutt Complaint"), Shalom Rechnieder v. David L. Beré, et al (the "Rechnieder Complaint"), Catherine Rubbery v. Dollar General Corporation, et al (the "Rubbery Complaint"), and David B. Shaev, IRA v. David A. Perdue, et al, Case No. 07-559 (the "Shaev Complaint"). The City of Miami Complaint, the Grubman Complaint, the Hochman Complaint, the Hutt Complaint, the Rubbery Complaint, and the Shaev Complaint were each brought in the Chancery Court for Davidson County, Tennessee, and the Rechnieder Complaint was brought in the Circuit Court of Davidson County, Tennessee. Each of the complaints allege, among other things, that the $22 per share price of the proposed transaction is inadequate and that the process leading to the transaction was unfair. The plaintiffs seek, among other things, an injunction enjoining completion of the transaction and, in certain cases, compensatory damages.

        The Company believes that each of the foregoing lawsuits is without merit and intends to defend these actions vigorously.

        In addition to the matters described above, the Company is involved in other legal actions and claims arising in the ordinary course of business. The Company believes, based upon information currently available, that such other litigation and claims, both individually and in the aggregate, will be resolved without a material effect on the Company's financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company's financial statements as a whole.

9.    Benefit plans

        The Dollar General Corporation 401(k) Savings and Retirement Plan became effective on January 1, 1998. The 401(k) plan is a safe harbor defined contribution plan and is subject to the Employee Retirement and Income Security Act ("ERISA").

        Participants are permitted to contribute between 1% and 25% of their pre-tax annual eligible compensation as defined in the 401(k) plan document, subject to certain limitations under the Internal Revenue Code. Employees who are over age 50 are permitted to contribute additional amounts on a pre-tax basis under the catch-up provision of the 401(k) plan subject to Internal Revenue Code limitations. The Company currently matches employee contributions, including catch-up contributions, at a rate of 100% of employee contributions, up to 5% of annual eligible salary, after an employee has been employed for one year and has completed a minimum of 1,000 hours of service.

        A participant's right to claim a distribution of his or her account balance is dependent on ERISA guidelines and Internal Revenue Service regulations. All active employees are fully vested in all contributions to the 401(k) plan. During 2006, 2005 and 2004, the Company expensed approximately $6.4 million, $5.8 million, and $4.9 million, respectively, for matching contributions.

        The Company also has a nonqualified supplemental retirement plan and compensation deferral plan (called the Dollar General Corporation CDP/SERP Plan) for a select group of management and highly compensated employees. The supplemental retirement plan is a noncontributory defined contribution plan with annual Company contributions ranging from 2% to 12% of base pay plus bonus depending upon age plus years of service and job grade. Under the compensation deferral plan, participants may defer up to 65% of base pay and up to 100% of bonus pay. An employee may be designated for participation in one or both of the plans, according to the eligibility requirements of the plans. The Company matches base pay deferrals at a rate of 100% of base pay deferral, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary in the 401(k) plan. All participants are 100% vested in their compensation deferral plan accounts. Supplemental retirement plan accounts vest at the earlier of the participant's attainment of age 50, the participant's being credited with 10 or more "years of service", upon termination of employment due to death or "total and permanent disability", or upon a "change in control," all as defined in the plan. The Company incurred compensation expense for these plans of approximately $0.8 million in 2006 and $0.6 million in both 2005 and 2004.

        The supplemental retirement plan and compensation deferral plan assets are invested at the option of the participant in either an account that mirrors the performance of a fund or funds selected by the Compensation Committee of the Company's Board of Directors or its delegate (the "Mutual Funds Option"), or in an account which mirrors the performance of the Company's common stock (the "Common Stock Option"). Investments in the Common Stock Option cannot be subsequently diversified and investments in the Mutual Funds Option cannot be subsequently transferred into the Common Stock Option.

        A participant's compensation deferral plan and supplemental retirement plan account balances will be paid in accordance with the participant's election by (a) lump sum, (b) monthly installments over a 5, 10 or 15 year period or (c) a combination of lump sum and installments. The vested amount will be payable at the time designated by the plan upon the participant's termination of employment or retirement, except that participants may elect to receive an in-service distribution or an "unforeseeable emergency hardship" distribution of vested amounts credited to the compensation deferral account. Account balances deemed to be invested in the Mutual Funds Option are payable in cash and account balances deemed to be invested in the Common Stock Option are payable in shares of Dollar General common stock and cash in lieu of fractional shares.

        Asset balances in the Mutual Funds Option are stated at fair market value, which is based on quoted market prices. The current portion of these balances are included in Prepaid expenses and other current assets and the long term portion is included in Other assets, net in the consolidated balance sheets. In accordance with EITF 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested," the Company's stock is recorded at historical cost and included in Other shareholders' equity. The deferred compensation liability related to the Company stock for active plan participants is included in shareholders' equity and subsequent changes to the fair value of the obligation are not recognized, in accordance with the provisions of EITF 97-14. The deferred compensation liability related to the Mutual Funds Option is recorded at the fair value of the investments held in the trust. The current portion of these balances is included in Accrued expenses and other and the long term portion is included in Other liabilities in the consolidated balance sheets.

        The Company sponsors a supplemental executive retirement plan for the Chief Executive Officer (called the Supplemental Executive Retirement Plan for David A. Perdue) and accounts for the plan in accordance with SFAS 158. The plan has an unfunded liability balance of $2.9 million as of February 2, 2007, included in Other liabilities in the consolidated balance sheet as of February 2, 2007. This balance includes a $0.6 million transition adjustment ($0.4 million net of tax) for net actuarial losses recorded in 2006 as prescribed by SFAS 158, with the net of tax offset to Accumulated other comprehensive income. The Company has not included additional disclosures due to the plan's immateriality to the consolidated financial statements as a whole. Effective January 25, 2006, the Board approved the restatement of the plan to clarify certain provisions, comply with pending federal legislation and establish a grantor trust to hold certain assets in connection with the plan. The grantor trust provides for assets to be placed in the trust upon an actual or potential change in control (as defined in the grantor trust). The assets of the grantor trust are subject to the claims of the Company's creditors.

        Non-employee directors may defer all or a part of any fees normally paid by the Company to a voluntary nonqualified compensation deferral plan. The compensation eligible for deferral includes the annual retainer, meeting and other fees, as well as any per diem compensation for special assignments, earned by a director for his or her service to the Company's Board of Directors or one of its committees. The deferred compensation is credited to a liability account, which is then invested at the option of the director, in deemed investments which mirror either the Mutual Funds Option or the Common Stock Option and the deferred compensation will be paid in accordance with the director's election in a lump sum or in monthly installments over a 5, 10 or 15 year period, or a combination of both, at the time designated by the plan upon a director's resignation or termination from the Board. However, a director may request to receive an "unforeseeable emergency hardship" in-service distribution of amounts credited to his account in accordance with the terms of the directors' deferral plan. All deferred compensation will be immediately due and payable upon a "change in control" (as defined in the directors' deferral plan) of the Company. Account balances deemed to be invested in the Mutual Funds Option are payable in cash and account balances deemed to be invested in the Common Stock Option are payable in shares of Dollar General common stock and cash in lieu of fractional shares.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Share-based payments

        The Company has a shareholder-approved stock incentive plan under which stock options, nonvested shares in the form of restricted stock and restricted stock units (which represent the right to receive one share of common stock for each unit upon vesting), and other equity-based awards may be granted to certain officers, directors and key employees. The plan authorizes the issuance of up to 29.375 million shares of the Company's common stock, up to 4 million of which may be issued in the form of restricted stock or restricted stock units. As of February 2, 2007, there were approximately 6.4 million shares available for future grant, approximately 3.0 million of which may be issued as restricted stock or restricted stock units. The Company believes that stock-based awards assist in retaining employees and better align the interests of its employees with those of its shareholders.

        Stock options granted under the plan are non-qualified stock options issued at an exercise price equal to the market price of the Company's common stock on the grant date, vest ratably over a four-year period (subject to earlier vesting in certain circumstances such as a change in control), and expire no more than 10 years following the grant date. The number of options granted is generally based on individual job grade levels, which are determined based upon competitive market data. Dividends are not paid or accrued on stock options.

        Unvested options generally are forfeited upon the cessation of employment with the Company. In the event employment terminates for a reason other than cause, death, disability or retirement, any outstanding vested options issued under the plan generally may be exercised for a period of three months. In the event employment terminates due to death, disability or retirement, the option recipient (or the recipient's legal representative or beneficiary) generally may exercise any outstanding vested options issued under the plan for a period of three years. Notwithstanding the foregoing, no option may be exercised beyond its initial 10-year expiration date.

        Restricted stock awards and restricted stock unit awards granted under the plan generally vest ratably over three years (subject to earlier vesting in certain circumstances such as a change in control). Unvested restricted stock and restricted stock unit awards generally are forfeited upon the cessation of a grantee's employment with the Company. Recipients of restricted stock are entitled to receive cash dividends and to vote their respective shares, but are generally prohibited from selling or transferring restricted shares prior to vesting. Recipients of restricted stock units are entitled to accrue dividend equivalents on the units but are not entitled to vote, sell or transfer the units or the shares underlying the units prior to both vesting and payout. Dividends or dividend equivalents, as the case may be, are paid or accrued on the grants of restricted stock and restricted stock units at the same rate that dividends are paid to shareholders generally. Dividend equivalents on restricted stock units vest at the same time that the underlying shares vest.

        The plan provides for the automatic annual grant of 4,600 restricted stock units to each non-employee director that vest one year after the grant date (subject to earlier vesting upon retirement, change in control or other circumstances set forth in the plan) and generally may not be paid until the individual has ceased to be a member of the Company's Board of Directors.

        In the past, the Company had various stock and incentive plans under which stock options were granted. Stock options that were granted under prior plans and were outstanding on February 2, 2007 continue in accordance with the terms of the respective plans.

        On February 3, 2006, the vesting of all outstanding options granted prior to August 2, 2005, other than options previously granted to the Company's CEO and options granted in 2005 to the officers of the Company at the level of Executive Vice President or above, accelerated pursuant to a January 24, 2006 action of the Compensation Committee of the Company's Board of Directors. In addition, pursuant to that Compensation Committee action, the vesting of all outstanding options granted on or after August 2, 2005 but prior to January 24, 2006, other than options granted during that time period to the officers of the Company at the level of Executive Vice President or above, accelerated effective as of the date that is six months after the applicable grant date. Certain options granted on January 24, 2006 to certain newly hired officers below the level of Executive Vice President were granted with a six-month vesting period. The decision to accelerate the vesting of these stock options resulted in compensation expense of $0.9 million, before income taxes, recognized during the fourth quarter of 2005, and was made primarily to reduce non-cash compensation expense to be recorded in future periods under the provisions of SFAS 123(R). The future expense eliminated as a result of the decision to accelerate the vesting of these options was approximately $28 million, or $17 million net of income taxes, over the four-year period during which the stock options would have vested, subject to the impact of additional adjustments related to certain stock option forfeitures. The Company also believed this decision benefited employees.

        Effective February 4, 2006, the Company adopted SFAS 123(R) and began recognizing compensation expense for stock options based on the fair value of the awards on the grant date. The Company adopted SFAS 123(R) under the modified-prospective-transition method and, therefore, results from prior periods have not been restated. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock plans for the years ended February 3, 2006 and January 28, 2005. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes-Merton option pricing model for all option grants. Amounts are in thousands except per share data.

	Year Ended February 3, 2006	Year Ended January 28, 2005
Net income — as reported	$350,155	$344,190
Deduct: Total pro forma stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects per SFAS 123	32,621	10,724

Net income — pro forma	$317,534	$333,466

Earnings per share — as reported
Basic	$1.09	$1.04
Diluted	$1.08	$1.04
Earnings per share — pro forma
Basic	$0.99	$1.01
Diluted	$0.98	$1.00

        Under SFAS 123(R), forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. Under SFAS 123, the Company elected to account for forfeitures when awards were actually forfeited, at which time all previous pro forma expense (which, after-tax, approximated $5.5 million and $8.5 million in the years ended February 3, 2006 and January 28, 2005, respectively) was reversed to reduce pro forma expense for those years.

        For the year ended February 2, 2007, the adoption of the fair value method of SFAS 123(R) resulted in additional share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in net income before income taxes in the amount of $3.6 million, a reduction in net income of $2.2 million, and a reduction in basic and diluted earnings per share of approximately $0.01.

        SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to the adoption of SFAS 123(R). For the year ended February 2, 2007, the $2.5 million excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R). The impact of the adoption of SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

        The fair value of each option grant is separately estimated by applying the Black-Scholes-Merton option pricing valuation model. The weighted average for key assumptions used in determining the fair value of options granted in the years ended February 2, 2007, February 3, 2006 and January 28, 2005, and a summary of the methodology applied to develop each assumption, are as follows:

	February 2, 2007	February 3, 2006	January 28, 2005
Expected dividend yield	0.82%	0.85%	0.85%
Expected stock price volatility	28.8%	27.1%	35.5%
Weighted average risk-free interest rate	4.7%	4.2%	3.5%
Expected term of options (years)	5.7	5.0	5.0

        Expected dividend yield — This is an estimate of the expected dividend yield on the Company's stock. This estimate is based on historical dividend payment trends. An increase in the dividend yield will decrease compensation expense.

        Expected stock price volatility — This is a measure of the amount by which the price of the Company's common stock has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market price of the Company's common stock and implied volatility based upon traded options, weighted equally, to calculate the volatility assumption, as it is the Company's belief that this methodology provides the best indicator of future volatility. For historical volatility, the Company calculates daily market price changes from the date of grant over a past period representative of the expected life of the options to determine volatility, excluding the period from April 30, 2001 to January 31, 2002 due to a restatement of the Company's financial statements for fiscal years 2001 and prior and the Company's inability, during a substantial portion of this period, to file annual and quarterly reports required by the Securities Exchange Act of 1934. The Company believes that the restatement and related inability to file periodic Exchange Act reports is an event specific to the Company that resulted in higher than normal share price volatility during this period and is not expected to recur during the estimated term of current option grants. An increase in the expected volatility will increase compensation expense.

        Weighted average risk-free interest rate — This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

        Expected term of options — This is the period of time over which the options granted are expected to remain outstanding. Because the terms of the Company's stock option grants prior to August 2002 were significantly different than grants issued on and after that date and the Company does not currently intend to grant stock options similar to those granted prior to August 2002 in future periods, the Company believes that the historical and post-vesting employee behavior patterns for grants prior to August 2002 are of little or no value in determining future expectations and, therefore, has generally excluded these pre-August 2002 grants from its analysis of expected term. The Company has estimated expected term using a computation based on an assumption that outstanding options will be exercised approximately halfway through their contractual term, taking into consideration such factors as grant date, expiration date, weighted-average time-to-vest, actual exercises and post-vesting cancellations. Options granted have a maximum term of 10 years. An increase in the expected term will increase compensation expense.

        The Company issues new shares when options are exercised. A summary of stock option activity during the year ended February 2, 2007 is as follows:

	Options Issued	Weighted Average Exercise Price
Balance, February 3, 2006	20,258,324	$18.19
Granted	2,648,600	17.41
Exercised	(1,573,354)	12.65
Canceled	(1,934,689)	19.68

Balance, February 2, 2007	19,398,881	$18.38

        During the years ended February 2, 2007, February 3, 2006 and January 28, 2005, the weighted average grant date fair value of options granted was $5.86, $6.33 and $6.36, respectively; 617,234, 8,281,184 and 1,037,126 options vested, net of forfeitures, respectively; with a total fair value of approximately $2.5 million, $56.5 million and $4.2 million, respectively; and the total intrinsic value of stock options exercised was $6.8 million, $16.7 million and $24.0 million, respectively.

        At February 2, 2007, the aggregate intrinsic value of all outstanding options was $14.6 million with a weighted average remaining contractual term of 5.2 years, of which 16,923,305 of the outstanding options are currently exercisable with an aggregate intrinsic value of $14.1 million, a weighted average exercise price of $18.50 and a weighted average remaining contractual term of 4.7 years. At February 2, 2007, the total unrecognized compensation cost related to non-vested stock options was $11.6 million with an expected weighted average expense recognition period of 3.1 years.

        All stock options granted in the years ended February 2, 2007 and February 3, 2006 under the terms of the Company's stock incentive plan were non-qualified stock options issued at a price equal to the fair market value of the Company's common stock on the date of grant, were originally scheduled to vest ratably over a four-year period, and expire 10 years following the date of grant.

        A summary of activity related to nonvested restricted stock and restricted stock unit awards during the year ended February 2, 2007 is as follows:

	Nonvested Shares	Weighted Average Grant Date Fair Value
Balance, February 3, 2006	363,687	$19.66
Granted	571,603	15.20
Vested	(149,066)	18.01
Canceled	(37,593)	18.76

Balance, February 2, 2007	748,631	$16.63

        The purchase price was set at zero for all nonvested restricted stock and restricted stock unit awards granted in the year ended February 2, 2007. The Company records compensation expense on a straight-line basis over the restriction period based on the market price of the underlying stock on the date of grant. The nonvested restricted stock and restricted stock unit awards granted under the plan to employees during the year ended February 2, 2007 are scheduled to vest and become payable ratably over a three-year period from the respective grant dates, except for a restricted stock unit grant made to the Company's Chairman and Chief Executive Officer in the third quarter of fiscal 2006 which is scheduled to vest ratably over a three-year period from the grant date but which is not payable until after he ceases to be employed by the Company. The nonvested restricted stock unit awards granted under the plan to non-employee directors during the year ended February 2, 2007 are scheduled to vest over a one-year period from the respective grant dates, but become payable only after the recipient ceases to serve as a Board member (or upon a change-in-control as discussed above).

        The Company accounts for nonvested restricted stock and restricted stock unit awards in accordance with the provisions of SFAS 123(R). Under the provisions of SFAS 123(R), unearned compensation is not recorded within shareholders' equity, and accordingly, during the year ended February 2, 2007, the Company reversed its unearned compensation balance as of February 3, 2006 of approximately $5.2 million, with an offset to common stock and additional paid-in capital. The Company recognized compensation expense relating to its nonvested restricted stock and restricted stock unit awards of approximately $4.0 million, $2.4 million and $1.8 million in 2006, 2005 and 2004, respectively. At February 2, 2007, the total compensation cost related to nonvested restricted stock and restricted stock unit awards not yet recognized was approximately $9.1 million.

        There have been no modifications to any of the Company's outstanding share-based payment awards during the year ended February 2, 2007. The Company recognized total compensation expense relating to share-based awards of approximately $7.6 million, $3.3 million and $1.8 million in 2006, 2005 and 2004, respectively.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Capital stock

        The Company has a Shareholder Rights Plan (the "Plan"), filed with the Securities and Exchange Commission, under which Series B Junior Participating Preferred Stock Purchase Rights (the "Rights") were issued for each outstanding share of common stock. The Rights were attached to all common stock outstanding as of March 10, 2000. On May 8, 2000, we effected a five for four stock split at which time, pursuant to the adjustment provisions contained in the Rights Agreement, each outstanding share of the Company's common stock evidenced the right to receive eight-tenths of a right. Such Rights will be attached to all additional shares of common stock issued prior to the Plan's expiration on February 28, 2010, or such earlier termination, if applicable. The Rights entitle the holders to purchase from the Company one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock (the "Preferred Stock"), no par value, at a purchase price of $100 per Unit, subject to adjustment. Initially, the Rights will attach to all certificates representing shares of outstanding common stock, and no separate Rights Certificates will be distributed. The Rights will become exercisable upon the occurrence of a triggering event as defined in the Plan. The triggering events generally include any unsolicited attempt to acquire more than 15 percent of the Company's outstanding common stock. The practical operation of the Plan, if triggered, allows a holder of rights: (a) to acquire $200 of the Company's common stock in exchange for the $100 purchase price in the event of an acquisition of the Company in which the Company is the surviving entity; and (b) in the event of an acquisition of the Company in which the Company is not the surviving entity, to acquire $200 of the surviving entity's securities in exchange for the $100 purchase price.

        On November 29, 2006, the Board of Directors authorized the Company to repurchase up to $500 million of its outstanding common stock. On September 30, 2005 and November 30, 2004, the Board of Directors authorized the Company to repurchase up to 10 million shares of its outstanding common stock on each date. These authorizations allow or allowed, as applicable, for purchases in the open market or in privately negotiated transactions from time to time, subject to market conditions. The objective of the Company's share repurchase initiative is to enhance shareholder value by purchasing shares at a price that produces a return on investment that is greater than the Company's cost of capital. Additionally, share repurchases generally are undertaken only if such purchases result in an accretive impact on the Company's fully diluted earnings per share calculation. The 2006 authorization expires December 31, 2008 and as of February 2, 2007 no purchases had been made pursuant to this authorization. The 2005 and 2004 authorizations were completed prior to their expiration dates. During 2006, the Company purchased approximately 4.5 million shares pursuant to the 2005 authorization at a total cost of $79.9 million. During 2005, the Company purchased approximately 5.5 million shares pursuant to the 2005 authorization at a total cost of $104.7 million and approximately 9.5 million shares pursuant to the 2004 authorization at a total cost of $192.9 million. During 2004, the Company purchased approximately 0.5 million shares pursuant to the 2004 authorization at a total cost of $10.9 million and approximately 10.5 million shares pursuant to a 2003 authorization at a total cost of $198.4 million.

12.    Insurance settlement

        During 2006 and 2005, the Company received proceeds of $13.0 million and $8.0 million, respectively, representing insurance recoveries for destroyed and damaged assets, costs incurred and business interruption coverage related to Hurricane Katrina, which is reflected in results of operations for these years as a reduction of SG&A expenses. The claim was settled in 2006. The business interruption portion of the proceeds was approximately $5.8 million and was received in 2006.

Insurance recoveries related to fixed assets losses are included in cash flows from investing activities and recoveries related to inventory losses and business interruption are included in cash flows from operating activities.

13.    Segment reporting

        The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of February 2, 2007, all of the Company's operations were located within the United States with the exception of an immaterial Hong Kong subsidiary formed to assist in the process of importing certain merchandise that began operations in early 2004. The following data is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Amounts are in thousands.

	2006	2005	2004
Classes of similar products:
Highly consumable	$6,022,014	$5,606,466	$4,825,051
Seasonal	1,509,999	1,348,769	1,263,991
Home products	914,357	907,826	879,476
Basic clothing	723,452	719,176	692,409

Net sales	$9,169,822	$8,582,237	$7,660,927

14.    Subsequent event

        On March 11, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Buck Holdings LP, a Delaware limited partnership ("Parent") and Buck Acquisition Corp., a Tennessee corporation and wholly owned subsidiary of Parent ("Merger Sub").

        Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Merger Sub and Parent are affiliates of Kohlberg Kravis Roberts & Co., L.P. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock of the Company, other than any shares held by any wholly owned subsidiary of the Company and any shares owned by Parent or Merger Sub or held by the Company, will be cancelled and converted into the right to receive $22.00 in cash, without interest (the "Merger Consideration"). In addition, immediately prior to the effective time of the Merger, all shares of Company restricted stock and restricted stock units will, unless otherwise agreed by the holder and Parent, vest and be converted into the right to receive the Merger Consideration. All options to acquire shares of Company common stock will vest immediately prior to the effective time of the Merger and holders of such options will, unless otherwise agreed by the holder and Parent, be entitled to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of Company common stock subject to the option.

        The Board of Directors of the Company unanimously approved the Merger Agreement and amended the Company's Shareholder Rights Plan to exempt the Merger from that Plan's operation.

        Consummation of the Merger is not subject to a financing condition but is subject to customary closing conditions, including approval of the Merger Agreement by the Company's shareholders,

regulatory approval and other customary closing conditions. The Merger Agreement places specified restrictions on certain of the Company's business activities, including but not limited to: acquisitions or dispositions of assets, capital expenditures, modifications of debt, leasing activities, compensatory changes, dividend increases, investments and share repurchases. The accompanying consolidated financial statements do not include any financial reporting impacts related to potential consummation of the Merger, including but not limited to potential change in basis of accounting, and acceleration of vesting of restricted stock, stock units or options.

        Subsequent to the announcement of the Merger Agreement, the Company and its directors were named in seven putative class actions alleging claims for breach of fiduciary duty arising out of the proposed sale of the Company to KKR, all as described more fully under "Legal Proceedings" in Note 8 above.

15.    Quarterly financial data (unaudited)

        The following is selected unaudited quarterly financial data for the fiscal years ended February 2, 2007 and February 3, 2006. With the exception of the fourth quarter of 2005, which was a 14-week accounting period, each quarter listed below was a 13-week accounting period. The sum of the four quarters for any given year may not equal annual totals due to rounding. Amounts are in thousands except per share data.

Quarter	First	Second	Third	Fourth
2006:
Net sales	$2,151,387	$2,251,053	$2,213,396	$2,553,986
Gross profit	584,274	611,534	526,447	645,950
Operating profit	81,285	80,577	3,339	83,075
Net income (loss)	47,670	45,468	(5,285)	50,090
Basic earnings (loss) per share	0.15	0.15	(0.02)	0.16
Diluted earnings (loss) per share	0.15	0.15	(0.02)	0.16
2005:
Net sales	$1,977,829	$2,066,016	$2,057,888	$2,480,504
Gross profit	563,349	591,530	579,016	730,929
Operating profit	106,921	121,070	101,612	232,264
Net income	64,900	75,558	64,425	145,272
Basic earnings per share	0.20	0.23	0.20	0.46
Diluted earnings per share	0.20	0.23	0.20	0.46

        As discussed in Note 12, during the first and third quarters of 2006, the Company received proceeds, net of taxes, of $3.2 million ($0.01 per diluted share), and $5.0 million, ($0.02 per diluted share) respectively, representing insurance recoveries for destroyed and damaged assets, costs incurred and business interruption coverage related to Hurricane Katrina, which is reflected in results of operations for these periods as a reduction of SG&A expenses.

        As discussed in Note 2, in the third quarter of 2006, the Company completed a strategic review of its real estate portfolio and traditional inventory packaway strategy. The review resulted in plans to close approximately 400 underperforming stores and to eliminate nearly all packaway merchandise by the close of fiscal 2007. As a result, in the third quarter of 2006, the Company recorded SG&A charges and a lower of cost or market inventory impairment, which reduced the Company's net income and related per share amounts. Also, the fourth quarter 2006 change in merchandising strategy resulted in substantially higher markdowns on inventory in the fourth quarter of 2006 ($179.9 million at cost) and the Company's ending inventory being valued lower than under historical practices as ending inventory on-hand as of February 2, 2007 reflects the immediate impact of the markdowns at the time such markdowns were taken rather than at the time such inventory is sold. The impact of this reduction to inventory value approximated $30.7 million in the fourth quarter of 2006.

        In 2005, the Company expanded the number of departments it utilizes for its gross profit calculation from 10 to 23. The estimated impact of this change was a reduction of the Company's net income and related per share amounts above of $2.1 million ($0.01 per diluted share), $2.2 million ($0.01 per diluted share) and $6.8 million ($0.02 per diluted share) in the first, second and third quarters of 2005, respectively, and a $7.7 million ($0.02 per diluted share) increase in the Company's fourth quarter 2005 net income and related per share amounts.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Guarantor subsidiaries

        Certain of the Company's subsidiaries (the "Guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under certain outstanding debt obligations. Each of the Guarantors is a direct or indirect wholly-owned subsidiary of the Company. The following consolidating schedules present condensed financial information on a combined basis.

	February 2, 2007
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
BALANCE SHEETS:
ASSETS
Current assets:
Cash and cash equivalents	$114,310	$58,107	$16,871	$—	$189,288
Short-term investments	—	—	29,950	—	29,950
Merchandise inventories	—	1,432,336	—	—	1,432,336
Income tax receivable	4,884	4,949	—	—	9,833
Deferred income taxes	7,422	13,482	3,417	—	24,321
Prepaid expenses & other current assets	139,913	928,854	166,468	(1,178,215)	57,020

Total current assets	266,529	2,437,728	216,706	(1,178,215)	1,742,748

Net property and equipment	98,580	1,137,710	584	—	1,236,874

Deferred income taxes	581	—	5,536	(6,117)	—

Other assets, net	2,693,030	23,489	20,133	(2,675,760)	60,892

Total assets	$3,058,720	$3,598,927	$242,959	$(3,860,092)	$3,040,514

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term obligations	$—	$8,080	$—	$—	$8,080
Accounts payable	1,084,460	577,443	69,710	(1,176,339)	555,274
Accrued expenses and other	13,327	241,849	258	(1,876)	253,558
Income taxes payable	—	6,453	9,506	—	15,959

Total current liabilities	1,097,787	833,825	79,474	(1,178,215)	832,871

Long-term obligations	199,842	1,584,526	—	(1,522,410)	261,958

Deferred income taxes	—	47,714	—	(6,117)	41,597

Other non-current liabilities	15,344	35,521	107,476	—	158,341

Shareholders' equity:
Preferred stock	—	—	—	—	—
Common stock	156,218	23,753	100	(23,853)	156,218
Additional paid-in capital	486,145	653,711	19,900	(673,611)	486,145
Retained earnings	1,103,951	419,877	36,009	(455,886)	1,103,951
Accumulated other comprehensive loss	(987)	—	—	—	(987)
Other shareholders' equity	420	—	—	—	420

Total shareholders' equity	1,745,747	1,097,341	56,009	(1,153,350)	1,745,747

Total liabilities and shareholders' equity	$3,058,720	$3,598,927	$242,959	$(3,860,092)	$3,040,514

	February 3, 2006
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
BALANCE SHEETS:
ASSETS
Current assets:
Cash and cash equivalents	$110,410	$58,484	$31,715	$—	$200,609
Short-term investments	—	—	8,850	—	8,850
Merchandise inventories	—	1,474,414	—	—	1,474,414
Deferred income taxes	6,046	—	2,968	(9,014)	—
Prepaid expenses & other current assets	78,361	639,277	150,534	(816,833)	51,339

Total current assets	194,817	2,172,175	194,067	(825,847)	1,735,212

Net property and equipment	104,695	1,087,087	390	—	1,192,172

Other assets, net	2,391,931	17,733	16,995	(2,373,768)	52,891

Total assets	$2,691,443	$3,276,995	$211,452	$(3,199,615)	$2,980,275

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term obligations	$(800)	$9,585	$—	$—	$8,785
Accounts payable	789,497	457,620	78,477	(817,208)	508,386
Accrued expenses and other	13,149	228,585	245	375	242,354
Income taxes payable	63	31,054	12,589	—	43,706
Deferred income taxes	—	16,281	—	(9,014)	7,267

Total current liabilities	801,909	743,125	91,311	(825,847)	810,498

Long-term obligations	153,756	1,429,116	—	(1,312,910)	269,962

Deferred income taxes	2,659	50,525	(4,730)	—	48,454

Other non-current liabilities	12,324	28,925	89,317	—	130,566

Shareholders' equity:
Preferred stock	—	—	—	—	—
Common stock	157,840	23,753	100	(23,853)	157,840
Additional paid-in capital	462,383	653,712	19,900	(673,612)	462,383
Retained earnings	1,106,165	347,839	15,554	(363,393)	1,106,165
Accumulated other comprehensive loss	(794)	—	—	—	(794)
Other shareholders' equity	(4,799)	—	—	—	(4,799)

Total shareholders' equity	1,720,795	1,025,304	35,554	(1,060,858)	1,720,795

Total liabilities and shareholders' equity	$2,691,443	$3,276,995	$211,452	$(3,199,615)	$2,980,275

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Guarantor subsidiaries (Continued)

	For the year ended February 2, 2007
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME:
Net sales	$165,463	$9,169,822	$107,383	$(272,846)	$9,169,822
Cost of goods sold	—	6,801,617	—	—	6,801,617

Gross profit	165,463	2,368,205	107,383	(272,846)	2,368,205
Selling, general, and administrative	149,272	2,154,371	89,132	(272,846)	2,119,929

Operating profit	16,191	213,834	18,251	—	248,276
Interest income	(126,628)	(33,521)	(11,543)	164,690	(7,002)
Interest expense	60,856	138,749	—	(164,690)	34,915

Income before income taxes	81,963	108,606	29,794	—	220,363
Provision for income taxes	36,513	36,568	9,339	—	82,420
Equity in subsidiaries' earnings, net	92,493	—	—	(92,493)	—

Net income	$137,943	$72,038	$20,455	$(92,493)	$137,943

	For the year ended February 3, 2006
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME:
Net sales	$162,805	$8,582,237	$184,889	$(347,694)	$8,582,237
Cost of goods sold	—	6,117,413	—	—	6,117,413

Gross profit	162,805	2,464,824	184,889	(347,694)	2,464,824
Selling, general, and administrative	139,879	1,936,514	174,258	(347,694)	1,902,957

Operating profit	22,926	528,310	10,631	—	561,867
Interest income	(97,005)	(65,428)	(3,504)	156,936	(9,001)
Interest expense	85,536	97,626	—	(156,936)	26,226

Income before income taxes	34,395	496,112	14,135	—	544,642
Provision for income taxes	17,824	172,892	3,771	—	194,487
Equity in subsidiaries' earnings, net	333,584	—	—	(333,584)	—

Net income	$350,155	$323,220	$10,364	$(333,584)	$350,155

	For the year ended January 28, 2005
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME:
Net sales	$171,369	$7,660,927	$11,264	$(182,633)	$7,660,927
Cost of goods sold	—	5,397,735	—	—	5,397,735

Gross profit	171,369	2,263,192	11,264	(182,633)	2,263,192
Selling, general, and administrative	138,111	1,746,257	4,481	(182,633)	1,706,216

Operating profit	33,258	516,935	6,783	—	556,976
Interest income	(49,585)	(44,516)	(47)	87,573	(6,575)
Interest expense	64,838	51,529	—	(87,573)	28,794

Income before income taxes	18,005	509,922	6,830	—	534,757
Provision for income taxes	7,667	181,798	1,102	—	190,567
Equity in subsidiaries' earnings, net	333,852	—	—	(333,852)	—

Net income	$344,190	$328,124	$5,728	$(333,852)	$344,190

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Guarantor subsidiaries (Continued)

	For the year ended February 2, 2007
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS:
Cash flows from operating activities:
Net income	$137,943	$72,038	$20,455	$(92,493)	$137,943
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,436	178,920	252	—	200,608
Deferred income taxes	(1,845)	(35,118)	(1,255)	—	(38,218)
Noncash share-based compensation	7,578	—	—	—	7,578
Equity in subsidiaries' earnings, net	(92,493)	—	—	92,493	—
Tax benefit from stock option exercises	(2,513)	—	—	—	(2,513)
Noncash inventory adjustments and asset impairments	—	78,115	—	—	78,115
Change in operating assets and liabilities:
Merchandise inventories	—	(28,057)	—	—	(28,057)
Prepaid expenses and other current assets	(1,042)	(13,655)	9,286	—	(5,411)
Accounts payable	(4,246)	39,189	18,601	—	53,544
Accrued expenses and other	(225)	38,564	14	—	38,353
Income taxes	(2,558)	(29,524)	(3,083)	—	(35,165)
Other	430	(1,850)	—	—	(1,420)

Net cash provided by operating activities	62,465	298,622	44,270	—	405,357

Cash flows from investing activities:
Purchases of property and equipment	(13,270)	(247,788)	(457)	—	(261,515)
Purchases of short term investments	(38,700)	—	(10,975)	—	(49,675)
Sales of short term investments	38,700	—	12,825	—	51,525
Purchases of long term investments, net	—	—	(25,756)	—	(25,756)
Insurance proceeds related to property and equipment	—	1,807	—	—	1,807
Proceeds from sale of property and equipment	143	1,496	11	—	1,650

Net cash used in investing activities	(13,127)	(244,485)	(24,352)	—	(281,964)

Cash flows from financing activities:
Borrowings under revolving credit facilities	2,012,700	—	—	—	2,012,700
Repayments of borrowings under revolving credit facilities	(2,012,700)	—	—	—	(2,012,700)
Repayments of long-term obligations	97	(14,215)	—	—	(14,118)
Payment of cash dividends	(62,472)	—	—	—	(62,472)
Proceeds from exercise of stock options	19,894	—	—	—	19,894
Repurchases of common stock	(79,947)	—	—	—	(79,947)
Changes in intercompany note balances, net	74,438	(39,676)	(34,762)	—	—
Tax benefit of stock options	2,513	—	—	—	2,513
Other financing activities	39	(623)	—	—	(584)

Net cash used in financing activities	(45,438)	(54,514)	(34,762)	—	(134,714)

Net increase (decrease) in cash and cash equivalents	3,900	(377)	(14,844)	—	(11,321)
Cash and cash equivalents, beginning of year	110,410	58,484	31,715	—	200,609

Cash and cash equivalents, end of year	$114,310	$58,107	$16,871	$—	$189,288

	For the year ended February 3, 2006
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS:
Cash flows from operating activities:
Net income	$350,155	$323,220	$10,364	$(333,584)	$350,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,046	166,600	178	—	186,824
Deferred income taxes	(750)	16,692	(7,698)	—	8,244
Noncash share-based compensation	3,332	—	—	—	3,332
Equity in subsidiaries' earnings, net	(333,584)	—	—	333,584	—
Tax benefit from stock option exercises	6,457	—	—	—	6,457
Change in operating assets and liabilities:
Merchandise inventories	—	(97,877)	—	—	(97,877)
Prepaid expenses and other current assets	(4,546)	23,200	(29,284)	—	(10,630)
Accounts payable	(26,052)	(54,502)	167,784	—	87,230
Accrued expenses and other	(12,210)	52,719	(133)	—	40,376
Income taxes	13	(38,619)	12,589	—	(26,017)
Other	2,919	4,472	—	—	7,391

Net cash provided by operating activities	5,780	395,905	153,800	—	555,485

Cash flows from investing activities:
Purchases of property and equipment	(18,089)	(265,954)	(69)	—	(284,112)
Purchases of short term investments	(123,925)	—	(8,850)	—	(132,775)
Sales of short term investments	166,350	500	—	—	166,850
Purchases of long term investments, net	—	—	(16,995)	—	(16,995)
Insurance proceeds related to property and equipment	—	1,210	—	—	1,210
Proceeds from sale of property and equipment	100	1,319	—	—	1,419

Net cash provided by (used in) investing activities	24,436	(262,925)	(25,914)	—	(264,403)

Cash flows from financing activities:
Borrowings under revolving credit facilities	232,200	—	—	—	232,200
Repayments of borrowings under revolving credit facilities	(232,200)	—	—	—	(232,200)

Issuance of long-term borrowing	—	14,495	—	—	14,495
Repayments of long-term obligations	(4,969)	(9,341)	—	—	(14,310)
Payment of cash dividends	(56,183)	—	—	—	(56,183)
Proceeds from exercise of stock options	29,405	—	—	—	29,405
Repurchases of common stock	(297,602)	—	—	—	(297,602)
Changes in intercompany note balances, net	281,481	(165,005)	(116,476)	—	—
Other financing activities	892	—	—	—	892

Net cash used in financing activities	(46,976)	(159,851)	(116,476)	—	(323,303)

Net increase (decrease) in cash and cash equivalents	(16,760)	(26,871)	11,410	—	(32,221)
Cash and cash equivalents, beginning of year	127,170	85,355	20,305	—	232,830

Cash and cash equivalents, end of year	$110,410	$58,484	$31,715	$—	$200,609

	For the year ended January 28, 2005
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS:
Cash flows from operating activities:
Net income	$344,190	$328,124	$5,728	$(333,852)	$344,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,181	147,176	121	—	164,478
Deferred income taxes	5,516	20,216	19	—	25,751
Noncash share-based compensation	1,779	—	—	—	1,779
Equity in subsidiaries' earnings, net	(333,852)	—	—	333,852	—
Tax benefit from stock option exercises	9,657	—	—	—	9,657
Change in operating assets and liabilities:
Merchandise inventories	—	(219,396)	—	—	(219,396)
Prepaid expenses and other current assets	1,644	1,499	(6,495)	—	(3,352)
Accounts payable	10,665	11,582	11	—	22,258
Accrued expenses and other	(8,351)	43,181	218	—	35,048
Income taxes	4,751	17,955	1,087	—	23,793
Other	(4,118)	(8,573)	—	—	(12,691)

Net cash provided by operating activities	49,062	341,764	689	—	391,515

Cash flows from investing activities:
Purchases of property and equipment	(20,443)	(267,368)	(483)	—	(288,294)
Purchases of short term investments	(220,200)	(1,500)	—	—	(221,700)
Sales of short term investments	245,000	2,501	—		247,501
Proceeds from sale of property and equipment	3	3,321	—	—	3,324

Net cash provided by (used in) investing activities	4,360	(263,046)	(483)	—	(259,169)

Cash flows from financing activities:
Borrowings under revolving credit facilities	195,000	—	—	—	195,000
Repayments of borrowings under revolving credit facilities	(195,000)	—	—	—	(195,000)
Repayments of long-term obligations	(7,847)	(8,570)	—	—	(16,417)
Payment of cash dividends	(52,682)	—	—	—	(52,682)
Proceeds from exercise of stock options	34,128	—	—	—	34,128

Repurchases of common stock	(209,295)	—	—	—	(209,295)
Changes in intercompany note balances, net	45,586	(45,586)	—	—	—
Other financing activities	(1,149)	—	—	—	(1,149)
Issuance of common stock, net	(20,000)	—	20,000	—	—

Net cash provided by (used in) financing activities	(211,259)	(54,156)	20,000	—	(245,415)

Net increase (decrease) in cash and cash equivalents	(157,837)	24,562	20,206	—	(113,069)
Cash and cash equivalents, beginning of year	285,007	60,793	99	—	345,899

Cash and cash equivalents, end of year	$127,170	$85,355	$20,305	$—	$232,830

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	Successor	Predecessor
	November 2, 2007	February 2, 2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$90,538	$189,288
Short-term investments	25,336	29,950
Merchandise inventories	1,486,094	1,432,336
Income taxes receivable	87,208	9,833
Deferred income taxes	30,126	24,321
Prepaid expenses and other current assets	67,929	57,020

Total current assets	1,787,231	1,742,748

Property and equipment, net	1,243,998	1,236,874

Goodwill	4,364,841	—

Intangible assets, net	1,382,626	—

Other assets, net	153,039	60,892

Total assets	$8,931,735	$3,040,514

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term obligations	$7,023	$8,080
Accounts payable	551,786	555,274
Accrued expenses and other	402,637	253,558
Income taxes payable	911	15,959

Total current liabilities	962,357	832,871

Long-term obligations	4,502,788	261,958

Deferred income taxes	506,210	41,597

Other liabilities	265,376	158,341

Redeemable common stock	9,539	—

Shareholders' equity:
Preferred stock	—	—
Common stock	277,304	156,218
Additional paid-in capital	2,479,821	486,145
Retained earnings (deficit)	(60,207)	1,103,951
Accumulated other comprehensive loss	(11,453)	(987)
Other shareholders' equity	—	420

Total shareholders' equity	2,685,465	1,745,747

Total liabilities and shareholders' equity	$8,931,735	$3,040,514

See notes to condensed consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
(In thousands)

	Successor	Predecessor
	July 7, 2007 through November 2, 2007(a)	February 3, 2007 through July 6, 2007	February 4, 2006 through November 3, 2006
Net sales	$3,011,920	$3,923,753	$6,615,836
Cost of goods sold	2,180,397	2,852,178	4,893,581

Gross profit	831,523	1,071,575	1,722,255
Selling, general and administrative	770,603	960,930	1,557,054
Transaction and related costs	1,242	101,397	—

Operating profit	59,678	9,248	165,201
Interest income	(2,421)	(5,046)	(4,792)
Interest expense	148,477	10,299	27,024
Loss on interest rate swaps	2,045	—	—
Loss on debt retirement	6,187	—	—

Income (loss) before income taxes	(94,610)	3,995	142,969
Income tax expense (benefit)	(34,403)	11,993	55,116

Net income (loss)	$(60,207)	$(7,998)	$87,853

(a)
Includes the results of operations of Buck Acquisition Corp. for the period prior to its merger with and into Dollar General Corporation from March 6, 2007 (its formation) through July 6, 2007 (reflecting the change in fair value of interest rate swaps), and the post-merger results of Dollar General Corporation for the period from July 7, 2007 through November 2, 2007. See Notes 1 and 2.

See notes to condensed consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands)

	Successor	Predecessor
	July 7, 2007 through November 2, 2007(a)	February 3, 2007 through July 6, 2007	February 4, 2006 through November 3, 2006
Cash flows from operating activities:
Net income (loss)	$(60,207)	$(7,998)	$87,853
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	90,907	83,917	148,911
Deferred income taxes	6,554	(20,874)	(45,828)
Non-cash share-based compensation	3,147	45,433	5,518
Tax benefit from stock option exercises	—	(3,927)	(1,898)
Non-cash inventory adjustments and asset impairments			79,213
Non-cash unrealized loss on interest rate swap	3,705	—	—
Change in operating assets and liabilities:
Merchandise inventories	(107,874)	16,424	(272,876)
Prepaid expenses and other current assets	(4,725)	(6,184)	(4,853)
Accounts payable	(35,400)	34,794	18,680
Accrued expenses and other liabilities	123,787	52,995	33,755
Income taxes	(51,667)	2,809	(26,062)
Other	(2,055)	4,557	(2,653)

Net cash provided by (used in) operating activities	(33,828)	201,946	19,760

Cash flows from investing activities:
Merger, net of cash acquired	(6,738,170)	—	—
Purchases of property and equipment	(44,706)	(56,153)	(221,043)
Purchases of short-term investments	(1,000)	(5,100)	(10,476)
Sales of short-term investments	10,920	9,505	10,550
Purchases of long-term investments	(5,612)	(15,754)	(21,515)
Purchase of promissory notes	(37,047)	—	—
Insurance proceeds related to property and equipment	—	—	1,807
Proceeds from sale of property and equipment	352	620	1,324

Net cash used in investing activities	(6,815,263)	(66,882)	(239,353)

Cash flows from financing activities:
Issuance of common stock	2,759,540	—	—
Issuance of long-term borrowings	4,176,817	—	—
Borrowings under revolving credit facilities	1,233,700	—	1,767,450
Repayments of borrowings under revolving credit facilities	(931,700)	—	(1,535,150)
Repayments of long-term obligations	(211,757)	(4,500)	(11,417)
Debt issuance costs	(86,847)	—	—
Payment of cash dividends	—	(15,710)	(46,864)
Proceeds from exercise of stock options	—	41,546	13,889
Repurchases of common stock	(124)	—	(79,947)
Tax benefit of stock options	—	3,927	1,898
Other financing activities	—	—	39

Net cash provided by financing activities	6,939,629	25,263	109,898

Net increase (decrease) in cash and cash equivalents	90,538	160,327	(109,695)
Cash and cash equivalents, beginning of period	—	189,288	200,609

Cash and cash equivalents, end of period	$90,538	$349,615	$90,914

Supplemental schedule of noncash investing and financing activities:
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$15,212	$13,544	$14,885
Investments awaiting settlement, included in Accounts Payable	$—	$—	$242
Exchange of shares and stock options in business combination	$7,685	$—	$—
Purchases of property and equipment under capital lease obligations	$562	$1,036	$4,150
Elimination of financing obligations	$—	$—	$46,608
Elimination of promissory notes receivable	$—	$—	$46,608

(a)
Includes the cash flows of Buck Acquisition Corp. for the period prior to its merger with and into Dollar General Corporation from March 6, 2007 (its formation) through July 6, 2007 (which were zero), and the post-merger results of Dollar General Corporation for the period from July 7, 2007 through November 2, 2007. See Notes 1 and 2.

See notes to condensed consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.    Basis of presentation

        Dollar General Corporation (the "Company") was acquired on July 6, 2007 through a Merger (as defined and discussed in greater detail in Note 2 below) accounted for as a reverse acquisition. Although the Company continued as the same legal entity after the Merger, the accompanying condensed consolidated financial statements are presented for the "Predecessor" and "Successor" relating to the periods preceding and succeeding the Merger, respectively. As a result of the Company applying purchase accounting and a new basis of accounting beginning on July 7, 2007, the financial reporting periods presented are as follows:

  •
  The 2007 39-week period presented includes the Predecessor period of the Company from February 3, 2007 to July 6, 2007 and a Successor period, reflecting the merger of the Company and Buck Acquisition Corp. ("Buck"), from July 7, 2007 to November 2, 2007.

  •
  The results of operations of Buck for the period from March 6, 2007 to July 6, 2007 (prior to the Merger on July 6, 2007) are also included in the condensed consolidated financial statements for the periods described above, where applicable, as a result of certain derivative financial instruments entered into by Buck prior to the Merger as further described in Note 4. Buck had no assets, liabilities, or operations prior to the merger other than the derivatives.

  •
  The 2006 periods presented reflect the Predecessor. The consolidated financial statements for the Predecessor periods have been prepared using the historical basis of accounting for the Company. As a result of purchase accounting, the condensed consolidated financial statements subsequent to the Merger are not comparable to such financial statements prior to the Merger date.

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Therefore, such financial statements do not include all of the disclosures normally required by GAAP or those normally made in the Company's annual financial statements. For more information, refer to the Predecessor's annual audited financial statements contained in the Annual Report on Form 10-K for the year ended February 2, 2007. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the Company's customary accounting practices. In management's opinion, all adjustments (which, other than the effects of the Merger, are of a normal recurring nature) necessary for a fair presentation of the consolidated financial position as of November 2, 2007 and results of operations for the accounting periods presented for the Predecessor, Successor and Buck as described above, have been made.

        Ongoing estimates of inventory shrinkage and initial markups and markdowns are included in the interim cost of goods sold calculation. Because the Company's business is moderately seasonal, the results for interim periods are not necessarily indicative of the results to be expected for the entire year.

        The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Ultimate outcomes could materially differ from those estimates.

        Certain financial statement amounts relating to prior periods have been reclassified to conform to the current period presentation, including the separate disclosure of noncash share-based compensation on the condensed consolidated statement of cash flows.

        As discussed in Note 8, effective February 3, 2007 the Company changed its accounting for income taxes in connection with the adoption of Financial Accounting Standards Board ("FASB")

Interpretation 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109 ("FIN 48").

        In December 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations." The new standard establishes the requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest (formerly minority interest) in an acquired; provides updated requirements for recognition and measurement of goodwill acquired in a business combination or a gain from a bargain purchase, and provides updated disclosure requirement to enable users of financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not allowed. No determination has yet been made regarding the potential impact of this Statement on the Company's financial statements.

        In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also requires expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances for financial assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. For non-financial assets and liabilities, the effective date has been delayed to fiscal years beginning after November 15, 2008. The Company currently plans to adopt SFAS 157 during its 2008 and 2009 fiscal years as appropriate. No determination has yet been made regarding the potential impact of this standard on the Company's financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company currently plans to adopt SFAS 159 during its 2008 fiscal year. No determination has yet been made regarding the potential impact of this standard on the Company's financial statements.

2.    Merger

        On March 11, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Buck Holdings L.P., a Delaware limited partnership ("Parent"), and Buck, a Tennessee corporation and wholly owned subsidiary of Parent. Parent is and Buck was (prior to the Merger) controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR"). On July 6, 2007, the transaction was consummated through a merger (the "Merger") of Buck with and into the Company, with the Company surviving the Merger as a subsidiary of Parent. The Company's results of operations subsequent to July 6, 2007 include the effects of the Merger.

        The aggregate purchase price was approximately $7.1 billion, including direct costs of the Merger, and was funded primarily through debt financings as described more fully below in Note 3 and cash equity contributions from KKR, GS Capital Partners VI Fund, L.P. and affiliated funds (affiliates of Goldman, Sachs & Co.), Citi Private Equity, Wellington Management Company, LLP, CPP Investment Board (USRE II) Inc., and other equity co-investors (collectively, the "Investors") of approximately $2.8 billion (553.4 million shares of new common stock, $0.50 par value per share, valued at $5.00 per share). In addition to the cash contributions by the Investors, in connection with the Merger, certain of the Company's management shareholders invested, and were issued new shares, in the Company. Such shares represented less than 1% of the outstanding shares. Pursuant to the terms of the Merger Agreement, the former holders of the Company's common stock, par value $0.50 per share, received $22.00 per share, or approximately $6.9 billion, and all such shares were acquired as a result of the Merger. As of November 2, 2007, there were approximately 554.6 million shares of Company common stock outstanding, a portion of which is redeemable as further discussed below in Note 6.

        As discussed in Note 1, the Merger was accounted for as a reverse acquisition in accordance with the purchase accounting provisions of SFAS 141, "Business Combinations." Because of this accounting treatment, the assets and liabilities of the Company have properly been accounted for at their estimated fair values as of the date of the Merger. The aggregate purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed, based upon a preliminary assessment of their relative fair values as of the date of the Merger. The preliminary allocation of the purchase price is subject to the finalization of certain fair values including certain assets being evaluated through appraisals, the final allocation of financing and other costs associated with the Merger, and other items.

        The preliminary allocation of the purchase price is as follows (in thousands):

Cash and cash equivalents	$349,615
Short-term investments	30,906
Merchandise inventories	1,378,220
Income taxes receivable	34,714
Deferred income taxes	55,358
Prepaid expenses and other current assets	63,204
Net property and equipment	1,269,120
Goodwill	4,364,841
Intangible assets	1,397,538
Other assets, net	66,537
Current portion of long-term obligations	(7,088)
Accounts payable	(585,518)
Accrued expenses and other	(306,140)
Income taxes payable	(84)
Long-term obligations	(267,927)
Deferred income taxes	(531,875)
Other liabilities	(215,951)

Total purchase price assigned	$7,095,470

        The preliminary allocation of the purchase price in connection with the Merger resulted in approximately $4.4 billion of goodwill, none of which is expected to be deductible for tax purposes. The goodwill balance at November 2, 2007 increased by $41.2 million over the balance at August 3, 2007, representing the ongoing refinement of the purchase price allocation related to the Merger. The preliminary allocation of the purchase price also resulted in approximately $1.4 billion of other intangible assets, as follows (in thousands):

	As of November 2, 2007
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Leasehold interests	2 to 17.5 years	$186,038	$13,545	$172,493
Internally developed software	3 years	12,300	1,367	10,933

		198,338	14,912	183,426
Tradenames and trademarks	Indefinite	1,199,200	—	1,199,200

		$1,397,538	$14,912	$1,382,626

        The Company recorded amortization expense related to amortizable intangible assets for the year-to-date Successor period ended November 2, 2007 of $14.9 million. Amortizable intangible assets will be amortized over a weighted average period of 5.4 years.

        For intangible assets subject to amortization, the estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: 2008—$44.7 million, 2009—$41.3 million, 2010—$27.4 million, 2011—$21.0 million, 2012—$17.1 million.

        Fees and expenses related to the Merger totaled $102.6 million, principally consisting of investment banking fees, legal fees and stock compensation ($39.4 million as further discussed in Note 6), and are reflected in the 2007 results of operations. Capitalized debt issuance costs related to financing the Merger totaled $86.8 million and are reflected in other long-term assets in the condensed consolidated balance sheet. The amounts recorded in the condensed consolidated financial statements represent management's current estimates based on preliminary information as to the amounts and allocation of such expenses.

        The following represents the unaudited pro forma results of our consolidated operations as if the Merger had occurred on February 4, 2006, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based on their estimated fair values and changes in interest expense resulting from changes in consolidated debt (in thousands):

	39-Week Period Ended
	November 2, 2007	November 3, 2006
Revenue	$6,935,673	$6,615,836
Net loss	$(113,327)	$(130,390)

        The pro forma information does not purport to be indicative of what our results of operations would have been if the acquisition had in fact occurred at the beginning of the periods presented, and is not intended to be a projection of our future results of operations.

        Subsequent to the announcement of the Company entering into the Merger Agreement with Buck, the Company and its directors, along with other parties, were named in seven putative class actions filed in Tennessee state courts alleging claims for breach of fiduciary duty arising out of the proposed Merger, all as described more fully under "Legal Proceedings" in Note 7 below.

3.    Current and long-term obligations

        Current and long-term obligations consist of the following (in thousands):

	Successor	Predecessor
	November 2, 2007	February 2, 2007
Senior secured term-loan facility	$2,300,000	$—
Senior secured asset-based revolving credit facility	302,000	—
10 5/8% Senior Notes due July 15, 2015, net of discount of $22,555	1,152,445	—
117/8/12 5/8% Senior Subordinated Notes due July 15, 2017	725,000	—
8 5/8% Notes due June 15, 2010, net of discount of $— and $146, respectively	1,822	199,832
Financing and capital lease obligations	14,049	55,711
Tax increment financing due February 1, 2035	14,495	14,495

	4,509,811	270,038
Less: current portion	(7,023)	(8,080)

Long-term portion	$4,502,788	$261,958

        On July 6, 2007, the Company entered into two senior secured credit agreements (the "New Credit Facilities"). The New Credit Facilities provide financing of $3,425.0 million, consisting of $2,300.0 million in a senior secured term loan facility which matures on July 6, 2014, and a senior secured asset-based revolving credit facility of up to $1,125.0 million (of which $302.0 million is outstanding at November 2, 2007) subject to borrowing base availability, which matures on July 6, 2013.

        Under the New Credit Facilities, the Company has the right at any time to request up to $325.0 million of incremental commitments under one or more incremental term loan facilities and/or asset-based revolving credit facilities, subject to certain conditions and subject to the lender's desire to extend the incremental facilities.

        The amount from time to time available under the senior secured asset-based revolving credit facility (including in respect of letters of credit) may not exceed the borrowing base (consisting of specified percentages of eligible inventory and credit card receivables less any applicable availability reserves). The senior secured asset-based revolving credit facility includes a $1.0 billion tranche and a $125.0 million ("last out") tranche. Repayments of the senior secured asset-based revolving credit facility will be applied to the $125.0 million tranche only after all other tranches have been fully paid down. As of November 2, 2007, the Company had borrowed $125.0 million under this tranche.

        Borrowings under the New Credit Facilities bear interest at a rate equal to an applicable margin plus, at the Company's option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The initial applicable margin for borrowings is (i) under the term loan facility, 2.75% with respect to LIBOR borrowings and 1.75% with respect to base-rate borrowings and (ii) under the asset-based revolving credit facility (except in the last out tranche described above), 1.50% with respect to LIBOR borrowings and 0.50% with respect to base-rate borrowings and for any last out borrowings, 2.25% with respect to LIBOR borrowings and 1.25% with respect to base-rate borrowings. The applicable margins for borrowings under the asset-based revolving credit facility (except in the case of last out borrowings) are subject to adjustment each quarter based on average daily excess availability under the asset-based revolving credit facility. As of November 2, 2007, the average interest rates for borrowings under the revolving credit facility were 6.5% and 7.4% for the $1.0 billion tranche and the last out tranche, respectively. The interest rate for borrowings under the term loan facility was 7.8% (without giving effect to the interest rate swap discussed in Note 4) as of November 2, 2007.

        In addition to paying interest on outstanding principal under the New Credit Facilities, the Company is required to pay a commitment fee to the lenders under the asset-based revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.375% per annum. The commitment fee rate will be reduced (except with regard to the last out tranche) to 0.25% per annum at any time that excess availability under the asset-based credit facility is equal to or less than 50% of the aggregate commitments under the asset-based revolving credit facility. The Company also must pay customary letter of credit fees.

        The senior secured credit agreement for the term loan facility requires the Company to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, and proceeds of incurrences of certain debt. In addition, the senior secured credit agreement for the asset-based revolving credit facility requires the Company to prepay the asset-based revolving credit facility, subject to certain exceptions, with proceeds of non-ordinary course asset sales or dispositions of property and any borrowings in excess of the then current borrowing base. Beginning September 30, 2009, the Company is required to repay installments on the loans under the term loan credit facility in equal quarterly principal amounts in an aggregate amount per annum equal to 1% of the total funded principal amount at July 6, 2007, with the balance payable on July 6, 2014.

        All obligations under the New Credit Facilities are unconditionally guaranteed by substantially all of the Company's existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by the Company under the New Credit Facilities as "unrestricted subsidiaries").

        All obligations and guarantees of those obligations under the term loan credit facility are secured by, subject to certain exceptions, a second-priority security interest in all existing and after-acquired inventory and accounts receivable; a first priority security interest in substantially all of the Company's and the guarantors' tangible and intangible assets (other than the inventory and accounts receivable collateral just described); and a first-priority pledge of the capital stock held by the Company. All obligations under the asset-based revolving credit facility are secured by all existing and after-acquired inventory and accounts receivable, subject to certain exceptions.

        The New Credit Facilities contain certain covenants, including, among other things, covenants that limit the Company's ability to incur additional indebtedness, sell assets, incur additional liens, pay dividends, make investments or acquisitions, or repay certain indebtedness.

        As of November 2, 2007, the Company had $302.0 million of borrowings, $43.7 million of commercial letters of credit, and $68.8 million of standby letters of credit outstanding under the asset-based revolving credit facility, with excess availability under that facility of $710.5 million. As of November 2, 2007, the Company had $2,300.0 million outstanding under the term loan facility.

        In addition, on July 6, 2007, in conjunction with the Merger, the Company issued $1,175.0 million aggregate principal amount of 10.625% senior notes due 2015 (the "senior notes") which were issued net of a discount of $23.2 million and which mature on July 15, 2015 pursuant to an indenture, dated as of July 6, 2007 (the "senior indenture"), and $725 million aggregate principal amount of 11.875% / 12.625% senior subordinated toggle notes due 2017 (the "senior subordinated notes"), which mature on July 15, 2017, pursuant to an indenture, dated as of July 6, 2007 (the "senior subordinated indenture"). The senior notes and the senior subordinated notes are collectively referred to herein as the "notes." The senior indenture and the senior subordinated indenture are collectively referred to herein as the "indentures."

        Interest on the notes is payable on January 15 and July 15 of each year, commencing on January 15, 2008. Interest on the senior notes will be payable in cash. Cash interest on the senior subordinated notes will accrue at a rate of 11.875% per annum, and PIK interest (as that term is defined below) will accrue at a rate of 12.625% per annum. The initial interest payment on the senior subordinated notes will be payable in cash. For certain subsequent interest periods, the Company may elect to pay interest on the senior subordinated notes by increasing the principal amount of the senior subordinated notes or issuing new senior subordinated notes ("PIK interest").

        The notes are fully and unconditionally guaranteed by each of the existing and future direct or indirect wholly owned domestic subsidiaries that guarantee the obligations under the Company's New Credit Facilities.

        The Company may redeem some or all of the notes at any time at redemption prices described or set forth in the indentures.

        The indentures contain certain covenants, including, among other things, covenants that limit the Company's ability to incur additional indebtedness, create liens, sell assets, enter into transactions with affiliates, or consolidate or dispose of all of its assets.

        Scheduled debt maturities on a rolling 52- or 53-week period, as applicable, over the next five years for the periods ending on or around July 31 of the following years are as follows (in thousands): 2008—$7,201; 2009—$5,023; 2010—$26,611; 2011—$24,361; 2012—$24,474.

        On July 6, 2007, immediately after the completion of the Merger, the Company completed a cash tender offer to purchase any and all of its $200 million principal amount of the 2010 Notes. Approximately 99% of the 2010 Notes were validly tendered and accepted for payment. The tender offer included a consent payment equal to 3% of the par value of the 2010 Notes, and such payments along with associated settlement costs totaling $6.2 million were paid and reflected as a loss on debt retirement in the 2007 year-to-date Successor period presented. Additionally, because the Company received the requisite consents to the proposed amendments to the indenture pursuant to which the 2010 Notes were issued, a supplemental indenture to effect such amendments was executed and delivered. The amendments, which eliminated substantially all of the restrictive covenants contained in the indenture, became operative upon the purchase of the tendered 2010 Notes.

4.    Derivative financial instruments

        The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, which requires the fair value of such instruments to be reflected in the condensed consolidated balance sheets. The Company generally does not enter into derivative financial instruments other than for hedging purposes.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

4.    Derivative financial instruments (Continued)

        The Company's derivative financial instruments, in the form of interest rate swaps, are related to variable interest rate risk exposures associated with the Company's long-term debt and were entered into in an attempt to manage that risk. The counterparties to the Company's derivative agreements are all major international financial institutions. The Company continually monitors its position and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties.

        In April 2007, Buck entered into interest rate swaps, contingent upon the completion of the Merger, on a portion of the loans anticipated to result from the Merger. The interest rate swaps result in the Company receiving a fixed rate of 7.683% on a notional amount of $2.0 billion as of July 31, 2007, with the notional amount of these swaps amortizing on a quarterly basis through July 31, 2012. The swaps were designated as cash flow hedges on October 12, 2007. For the period prior to hedge designation, unrealized losses of $3.7 million for the year-to-date Successor period ended November 2, 2007 have been recognized in Loss on interest rate swaps in the condensed consolidated statements of operations, reflecting the changes in fair value of the swaps prior to their designation as qualifying cash flow hedging relationships, which were offset by earnings under the contractual provisions of the swaps of $1.7 million during the same time period.

        As of November 2, 2007, the fair value of the interest rate swaps of ($22.1) million was recorded in non-current Other liabilities on the consolidated balance sheet. From the date the swaps were designated as hedges, the effective portion of the change in fair value of the swaps of ($18.4) million was recorded in Other comprehensive income, a separate component of equity, offset by related income taxes of $7.0 million. The Company also recorded hedge ineffectiveness of ($0.1) million in earnings during the year-to-date Successor period ended November 2, 2007.

5.    Strategic initiatives

        During 2006, the Company began implementing certain strategic initiatives related to its historical inventory management and real estate strategies, as more fully described below.

Inventory management

        In November 2006, the Company's Board of Directors approved management's recommendation to discontinue the Company's historical inventory packaway model by the end of fiscal 2007. With few exceptions, the Company is in the process of eliminating, through end-of-season and other markdowns, existing seasonal, home products and basic clothing packaway merchandise by the close of fiscal 2007 to allow for increased levels of newer, current-season merchandise. In connection with this strategic change, the Company incurred higher markdowns and writedowns on inventory in the second half of 2006 and the first half of 2007 prior to the Merger than in the comparable prior-year periods. As a result, the Company recorded a reserve for lower of cost or market inventory impairment estimates in the 13-week period ended November 3, 2006. As a result of the Merger and in accordance with SFAS 141, the Company's inventory balances, including the inventory associated with this strategic change, were adjusted to fair value and the related reserve was eliminated.

Exit and disposal activities

        In November 2006, the Company's Board of Directors approved management's recommendation to close, in addition to those stores that might be closed in the ordinary course of business, approximately

400 stores by the end of fiscal 2007, all of which have been closed as of November 2, 2007. Additionally, in connection with the Merger, management has approved a plan to close an additional 60 stores prior to February 1, 2008. The Company has recorded or expects to record the following pre-tax costs associated with the closing of these approximately 460 stores (in millions).

	Estimated Total(a)	Incurred in 2006	Incurred in 2007	Merger Additions(b)	Remaining
Lease contract termination costs(c)	$34.9	$5.7	$16.9	$12.3	$—
One-time employee termination benefits	1.0	0.3	0.5	0.2	—
Other associated store closing costs	9.3	0.2	6.6	1.2	1.3
Inventory liquidation fees	4.4	1.6	2.8	—	—
Asset impairment & accelerated depreciation	13.0	8.3	3.8	0.9	—
Inventory markdowns below cost	8.3	6.7	0.9	0.7	—

Total	$70.9	$22.8	$31.5	$15.3	$1.3

(a)
Reflects estimates as of November 2, 2007, which, in total, are $0.9 million less than estimates as of August 3, 2007.

(b)
These amounts were recorded as assumed liabilities in connection with the Merger.

(c)
Including reversals of deferred rent accruals totaling $0.5 million, of which $0.1 million is reflected in 2006, and $0.4 million is reflected in 2007. Excludes accretion expense to be incurred in future periods.

        Other associated store closing costs as listed in the table above primarily include the removal of any usable assets as well as real estate consulting and other services.

        Liability balances related to exit activities discussed above are as follows (in millions):

	Balance, February 2, 2007	2007 Expenses(a)	2007 Payments and Other	Merger Additions(b)	Balance, November 2, 2007
Lease contract termination costs	$5.0	$17.5	$10.6	$12.3	$24.2
One-time employee termination benefits	0.3	0.5	0.8	0.2	0.2
Other associated store closing costs	0.2	6.6	6.4	1.2	1.6
Inventory liquidation fees	0.3	2.8	3.1	—	—

Total	$5.8	$27.4	$20.9	$13.7	$26.0

(a)
2007 expenses associated with exit and disposal activities are included in selling, general and administrative ("SG&A") expenses in the condensed consolidated statement of operations for the first half of 2007.

(b)
These amounts were recorded as assumed liabilities in connection with the Merger.

6.    Share-based payments

Pre-Merger equity plans

        Prior to the Merger, the Company maintained various share-based compensation programs which included options, restricted stock and restricted stock units. In connection with the Merger, the Company's outstanding stock options, restricted stock and restricted stock units became fully vested immediately prior to the closing of the Merger and were settled in cash, canceled or, in limited circumstances, exchanged for new options of the Company, as described below. Unless exchanged for new options, each option holder received an amount in cash, without interest and less applicable withholding taxes, equal to $22.00 less the exercise price of each option. Additionally, each restricted stock and restricted stock unit holder received $22.00 in cash, without interest and less applicable withholding taxes. Certain stock options held by management of the Company were exchanged for new options to purchase common stock in the Company (the "Rollover Options"). The exercise price of the Rollover Options and the number of shares of common stock of the Company underlying the Rollover Options were adjusted as a result of the Merger. The Rollover Options otherwise continue under the terms of the equity plans under which they were issued.

        The Company accounts for share-based payments in accordance with Statement of Financial Accounting Standards 123 (Revised 2004) "Share-Based Payment," ("SFAS 123(R)"). Under SFAS 123(R), the fair value of each option grant is separately estimated. The fair value of each option is amortized into compensation expense over the service period.

        The Company recognized $45.4 million of share-based compensation expense in the Predecessor statements of operations in 2007 through the date of the Merger, including $39.4 million of such expense directly related to the Merger, consisting of $18.7 million and $20.7 million, respectively, for the accelerated vesting of stock options and restricted stock and restricted stock units. This cost is reflected in Transaction and related costs in the condensed consolidated statements of operations for the periods ended July 6, 2007.

        The Company's Predecessor statements of operations for the year-to-date period ended July 6, 2007 resulted in share-based compensation expense under the fair value method of SFAS 123(R) for outstanding stock options and a corresponding reduction of pre-tax income in the amount of $2.3 million, excluding amounts directly related to the Merger as noted above. The condensed consolidated results of operations for the 39-week period ended November 3, 2006 reflect such expense of $2.8 million.

        The Company's Predecessor statements of operations for the year-to-date period ended July 6, 2007 reflect compensation expense relating to its restricted stock and restricted stock unit awards in the amount of $3.7 million, excluding amounts directly related to the Merger as noted above. The condensed consolidated results of operations for the 39-week period ended November 3, 2006 reflect such expense of $2.7 million.

2007 Stock Incentive Plan for Key Employees

        On July 6, 2007, the Company's Board of Directors adopted the 2007 Stock Incentive Plan for Key Employees (the "Plan"). The Plan provides for the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. The number of shares of Company common stock authorized for grant under the Plan is 24,000,000. From July 6, 2007 to November 2, 2007, the Company granted to certain members of management and other employees non-qualified stock options to purchase 17,390,000 shares of Company common stock pursuant to the terms of the Plan, while 150,000 of such grants have been canceled, resulting in 17,240,000 options outstanding under the plan as of November 2, 2007. Half of these options will vest ratably over a five-year period solely based upon continued employment over that time period, while the other half of these options will vest based both upon continued employment and upon the achievement of predetermined annual or cumulative financial-based targets over time which coincide with the Company's fiscal year. The options also have certain accelerated vesting provisions upon a change in control or initial public offering, as defined in the Plan. The options have a 10-year maximum expiration date and have an exercise price of $5.00 per share, which represented the fair market value of one share of Company common stock on the grant dates. The Company believes that the Plan has been designed to effectively align the interests of its employees and shareholders.

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. Primarily because of the Merger discussed in Note 2, the expected volatilities have been based upon the historical volatilities of a peer group of four companies. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The Company currently believes that the performance targets will be achieved. If such goals are not met, and there is no change in control, no compensation cost is recognized and any compensation cost recognized to date will be reversed.

        The Successor statements of operations for the period from July 7, 2007 to November 2, 2007 reflect share-based compensation expense under the fair value method of SFAS 123(R) for outstanding stock options and a corresponding reduction of pre-tax income in the amount of $3.2 million. As of November 2, 2007, total unrecognized compensation cost related to nonvested share-based compensation arrangements, was equal to $38.1 million.

        Certain employees of the Company have the right to require the Company to repurchase the shares that the employee may acquire through the exercise of certain options or otherwise, as well as any Rollover Options and vested new options, in each case at the time the employee's employment with the Company is terminated. These put rights would be triggered by the employee's death or disability at any time prior to the fifth anniversary of the closing date of the Merger. Certain officers also have "additional put rights" which would require the Company to purchase such officers' common stock and rollover options if such officer's employment terminates for any reason on or before the later of (x) the first anniversary of the closing date of the Merger and (y) six months following the employment start date of a permanent CEO. This purchase can be required for 365 days following such termination. The purchase price for shares subject to these put rights in the event the officer's employment terminates (x) due to death or disability, is the fair market value of the shares as of the date such officer's employment terminated and (y) due to other reasons, is $5.00 per share. The purchase price for any new option or Rollover Option is equal to the excess, if any, of the fair market value over the option exercise price multiplied by the number of shares subject to the option. The purchase price for

Rollover Options for officers with those additional put rights is equal to the excess, if any, of $5 over $1.25 (the option exercise price) multiplied by the number of shares subject to the option. The liability related to the Rollover Options for officers with these additional put rights is approximately $3.6 million and has been classified as other non-current liabilities in the Company's condensed consolidated balance sheet as of November 2, 2007. The value of shares subject to the put rights in the event of death or disability of $9.5 million has been classified as temporary equity and reflected in the condensed consolidated balance sheet as Redeemable common stock as of November 2, 2007.

7.    Commitments and contingencies

Lease issues

        The Merger and certain of the related financing transactions may be interpreted as giving rise to certain trigger events (which may include events of default) under the Company's three DC leases. In such event, the Company's cost of acquiring the underlying assets could approximate $112 million. At this time, the Company does not believe the resolution of such issues would result in the purchase of these DCs; however, the payments associated with such an outcome would have a negative impact on the Company's liquidity. To minimize the uncertainty associated with such possible interpretations, the Company is negotiating the restructuring of these leases and the related underlying debt. The Company has concluded that a probable loss exists in connection with the restructurings and has recorded expenses totaling $12.0 million in SG&A expenses in the Successor financial statements for the year-to-date period ended November 2, 2007. The ultimate resolution of these negotiations may result in changes in the amounts of such losses, which change may be material.

Legal proceedings

        On August 7, 2006, a lawsuit entitled Cynthia Richter, et al. v. Dolgencorp, Inc., et al. was filed in the United States District Court for the Northern District of Alabama (Case No. 7:06-cv-01537-LSC) ("Richter") in which the plaintiff alleges that she and other current and former Dollar General store managers were improperly classified as exempt executive employees under the FLSA and seeks to recover overtime pay, liquidated damages, and attorneys' fees and costs. On August 15, 2006, the Richter plaintiff filed a motion in which she asked the Court to certify a nationwide class of current and former store managers. The Company opposed the plaintiff's motion. On March 23, 2007, the Court conditionally certified a nationwide class of individuals who worked for Dollar General as store managers since August 7, 2003. The number of persons who will be included in the class has not been determined, and the Court has not approved the Notice that will be sent to the class.

        On May 30, 2007, the Court stayed all proceedings in the case, including the sending of the Notice, to evaluate, among other things, an appeal in the Eleventh Circuit involving claims similar to those raised in this action. That stay has been extended through March 31, 2008. During the stay, the statute of limitations will be tolled for potential class members. At its conclusion, the Court will determine whether to extend the stay or to permit this action to proceed. If the Court ultimately permits Notice to issue, the Company will have an opportunity at the close of the discovery period to seek decertification of the class, and the Company expects to file such a motion.

        The Company believes that its store managers are and have been properly classified as exempt employees under the FLSA and that this action is not appropriate for collective action treatment. The Company intends to vigorously defend this action. However, at this time, it is not possible to predict whether the Court will permit this action to proceed collectively, and no assurances can be given that the Company will be successful in its defense on the merits or otherwise. If the Company is not successful in its efforts to defend this action, the resolution could have a material adverse effect on the Company's financial statements as a whole.

        On May 18, 2006, the Company was served with a lawsuit entitled Tammy Brickey, Becky Norman, Rose Rochow, Sandra Cogswell and Melinda Sappington v. Dolgencorp, Inc. and Dollar General Corporation (Western District of New York, Case No. 6:06-cv-06084-DGL, originally filed on February 9, 2006 and amended on May 12, 2006 ("Brickey")). The Brickey plaintiffs seek to proceed collectively under the FLSA and as a class under New York, Ohio, Maryland and North Carolina wage and hour statutes on behalf of, among others, individuals the Company employed as assistant store managers who claim to be owed wages (including overtime wages) under those statutes. At this time, it is not possible to predict whether the Court will permit this action to proceed collectively or as a class. However, the Company believes that this action is not appropriate for either collective or class treatment and that its wage and hour policies and practices comply with both federal and state law. The Company plans to vigorously defend this action; however, no assurances can be given that the Company will be successful in its defense on the merits or otherwise, and, if it is not, the resolution of this action could have a material adverse effect on the Company's financial statements as a whole.

        On March 7, 2006, a complaint was filed in the United States District Court for the Northern District of Alabama (Janet Calvert v. Dolgencorp, Inc., Case No. 2:06-cv-00465-VEH ("Calvert")), in which the plaintiff, a former store manager, alleged that she was paid less than male store managers because of her sex, in violation of the Equal Pay Act and Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). On March 9, 2006, the Calvert complaint was amended to include seven additional plaintiffs, who also allege to have been paid less than males because of their sex, and to add allegations of sex discrimination in promotional opportunities and undefined terms and conditions of employment. The amended Calvert complaint also alleged that the Company's employment practices disparately impacted females. However, the Court subsequently struck those allegations. The amended Calvert complaint seeks to proceed collectively under the Equal Pay Act and as a class under Title VII, and requests back wages, injunctive and declaratory relief, liquidated damages, punitive damages, and attorney's fees and costs.

        On July 9, 2007, the plaintiffs filed a motion in which they asked the Court to approve the issuance of Notice to a class of current and former female store managers under the Equal Pay Act. The Company opposed plaintiffs' motion. On November 30, 2007, the Court conditionally certified a nationwide class of females under the Equal Pay Act who worked for Dollar General as store mangers between November 30, 2004 and November 30, 2007. Notice issued on January 11, 2008, and persons to whom the Notice is sent will be required to opt into the suit on or before March 11, 2008. The Company will have an opportunity at the close of the discovery period to seek decertification of the Equal Pay Act class, and the Company expects to file such a motion.

        At this time, it is not possible to predict whether the Court ultimately will permit Calvert to proceed collectively under the Equal Pay Act or as a class under Title VII. However, the Company believes that the case is not appropriate for class or collective treatment and believes that its policies and practices comply with the Equal Pay Act and Title VII. The Company intends to vigorously defend the action; however, no assurances can be given that the Company will be successful in its defense on the merits or otherwise. If the Company is not successful in defending the Calvert action, its resolution could have a material adverse effect on the Company's financial statements as a whole.

        On November 9, 2007, the Company was served with an action entitled Sheneica Nunn, et al. v. Dollar General Corporation, et al. (Circuit Court for Dane County, Wisconsin, Case No. 07CV4178) in which the plaintiff, on behalf of herself and a putative class of African-American applicants, alleges that the Company's criminal background check process disparately impacts African-Americans in violation of Title VII of the Civil Rights Act of 1964, as amended, and the Wisconsin Fair Employment Act. The Company has removed the case to Federal Court, and it currently is pending in the United States District Court for the Western District of Wisconsin. At this time, it is not possible to predict whether the Court will permit this action to proceed as a class under either Title VII or the Wisconsin statute. However, the Company believes that this action is not appropriate for class treatment, and believes that its background check policies and practices comply with both federal and state law. The Company plans to vigorously defend this action; however, no assurances can be given that the Company will be successful in its defense on the merits or otherwise, and, if it is not, the resolution of this action could have a material adverse effect on the Company's financial statements as a whole.

        On September 8, 2005, the Company received a request for information from the Environmental Protection Agency (EPA) with respect to Krazy String, a product that was offered for sale in the Company's stores. The EPA asserted that Krazy String contained an aerosol that included an ozone depleting substance in violation of the Clean Air Act. On July 12, 2006, the Company agreed to an Administrative Compliance Order requiring the destruction of the Krazy String remaining in inventory. After advising the Company that it was considering imposing a penalty in connection with Krazy String, on February 5, 2007, the EPA proposed a penalty of approximately $800,000. The Company believed that amount to be excessive under applicable EPA policies. After additional discussions with the EPA, the Company and the EPA agreed on January 17, 2008 to resolve this matter through the Company's payment of a $155,826 penalty. The Company expects to pay this penalty no later than February 22, 2008.

        Subsequent to the announcement of the Merger Agreement, the Company and its directors were named in seven putative class actions alleging claims for breach of fiduciary duty arising out of the Company's proposed sale to KKR. Each of the complaints alleged, among other things, that the Company's directors engaged in "self-dealing" by agreeing to recommend the transaction to the Company's shareholders and that the consideration available to the Company's shareholders in the transaction is unfairly low. On motion of the plaintiffs, each of these cases was transferred to the Sixth Circuit Court for Davidson County, Twentieth Judicial District, at Nashville. By order dated April 26, 2007, the seven lawsuits were consolidated in the Court under the caption, "In re: Dollar General," Case No. 07MD-1. On June 13, 2007, the Court denied the Plaintiffs' motion for a temporary injunction to block the shareholder vote that was then held on June 21, 2007. On June 22, 2007, the Plaintiffs filed their amended complaint making claims substantially similar to those outlined above. The Company believes that the foregoing lawsuit is without merit and intends to defend the action vigorously; however, if the Company is not successful in defending such matter, its resolution could have a material adverse effect on the Company's financial statements as a whole.

        From time to time, the Company is a party to various other legal actions involving claims incidental to the conduct of its business, including actions by employees, consumers, suppliers, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation, including under federal and state employment laws and wage and hour laws. The Company believes, based upon information currently available, that such other litigation and claims, both individually and in the aggregate, will be resolved without a material adverse effect on the Company's financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company's results of operations or financial position. In addition, certain of these lawsuits, if decided adversely to the Company or settled by the Company, may result in liability material to the Company's financial position or may negatively affect its operating results if changes to its business operation are required.

8.    Income taxes

        The Predecessor adopted the provisions of FIN 48 effective February 3, 2007. The adoption resulted in an $8.9 million decrease in retained earnings and a reclassification of certain amounts between deferred income taxes and other noncurrent liabilities to conform to the balance sheet presentation requirements of FIN 48. As of the date of adoption, the total reserve for uncertain tax benefits was $77.9 million. This reserve excludes the federal income tax benefit for the uncertain tax positions related to state income taxes, which is now included in deferred tax assets. As a result of the adoption of FIN 48, the reserve for interest expense related to income taxes was increased to $15.3 million and a reserve for potential penalties of $1.9 million related to uncertain income tax positions was recorded. As of the date of adoption, approximately $27.1 million of the reserve for uncertain tax positions would impact the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

        Subsequent to the adoption of FIN 48, the Company has elected to record income tax related interest and penalties as a component of the provision for income tax expense.

        In the quarter ended May 4, 2007, the Internal Revenue Service completed an examination of the Company's federal income tax returns through fiscal year 2003 resulting in a net income tax refund. There are no unresolved issues related to this examination. In connection with this examination, the Company and the Internal Revenue Service agreed to extend the statute of limitations related to the 2002 and 2003 fiscal years through December 2007. Accordingly, the 2002 and 2003 fiscal years could be subject to further examination by the Internal Revenue Service until that date; however, the Company believes that such further examination is unlikely. Also remaining open for examination are the Company's 2004 and later fiscal years. None of the Company's federal income tax returns are currently under examination by the Internal Revenue Service. The Company has various state income tax examinations that are currently in progress. The estimated liability related to these state income tax examinations is included in the Company's reserve for uncertain tax positions. Generally, the Company's tax years ended in 2004 and forward remain open for examination by the various state taxing authorities.

        As of November 2, 2007, the total reserves for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $90.0 million, $17.8 million and $1.5 million, respectively, including a total of $27.7 million and $81.6 million of such amounts which are reflected in current liabilities as accrued expenses and other and in other noncurrent liabilities, respectively, in the condensed consolidated balance sheet. The change, from the date of adoption, in the reserves for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties was $12.1 million, $2.5, million and ($0.4) million, respectively. The Company believes that it is reasonably possible that the reserve for uncertain tax positions may be reduced by approximately $62.3 million in the coming twelve months as a result of the settlement of currently ongoing state income tax examinations and the anticipated filing of an income tax accounting method change request that is expected to resolve certain uncertainties related to accounting methods employed by the Company. The reasonably possible change of $62.3 million is included in both current liabilities ($24.2 million) and other noncurrent liabilities ($38.1 million) in the condensed consolidated balance sheet. As of November 2, 2007 (after the merger and the related application of purchase accounting), approximately $0.1 million of the reserve for uncertain tax positions would impact the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

        For the 39-week periods presented, the effective income tax rates for the Successor period ended November 2, 2007 and the Predecessor periods ended July 6, 2007 and November 3, 2006 were 36.4%, 300.2% and 38.6%, respectively. The tax rate for the Predecessor period ended July 6, 2007 is higher than that of the other two periods due principally to non-deductible expenses incurred in association with the Merger.

9.    Related party transactions

        Affiliates of certain of the Investors participated as (i) lenders in the Company's New Credit Facilities discussed in Note 3; (ii) initial purchasers of the Company's notes discussed in Note 3; (iii) counterparties to certain interest rate swaps discussed in Note 4 and (iv) as advisors in the Merger. Certain fees were paid upon closing of the Merger to affiliates of certain of the Investors. These fees primarily included underwriting fees, advisory fees, equity commitment fees, syndication fees, merger and acquisition fees, sponsor fees, costs of raising equity, and out of pocket expenses. The aggregate fees paid to these related parties during the year-to-date period ended November 2, 2007 totaled $134.9 million, portions of which have been capitalized as debt financing costs or as direct acquisition costs.

        The Company entered into a monitoring agreement, dated July 6, 2007, with affiliates of certain of the Investors pursuant to which those entities will provide management and advisory services to the Company. Under the terms of the monitoring agreement, among other things, the Company is obliged to pay to those entities an aggregate annual management fee of $5.0 million payable in arrears at the end of each calendar quarter plus all reasonable out of pocket expenses incurred in connection with the provision of services under the agreement upon request. The fees incurred for the year-to-date Successor period ended November 2, 2007 totaled $1.7 million. After the completion of the Company's first fiscal year, the management fee will increase at a rate of 5% per year. Those entities also are entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, and change in control transactions, as well as a termination fee in the event of an initial public offering or under certain other circumstances. In addition, on July 6, 2007, the Company also entered into a separate indemnification agreement with the parties to the monitoring agreement, pursuant to which the Company agreed to provide customary indemnification to such parties and their affiliates.

        The Company uses Capstone Consulting, LLC, a team of executives who work exclusively with KKR portfolio companies, as an integral part of the value-creation process, for certain consulting services. The Chief Executive Officer of Capstone serves on our Board. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone. The aggregate fees incurred for Capstone services for the year-to-date period ended November 2, 2007 totaled $1.3 million.

10.    Segment reporting

        The Company manages its business on the basis of one reportable segment. As of November 2, 2007, all of the Company's operations were located within the United States, with the exception of a Hong Kong subsidiary, the assets and revenues of which are not material. The following data is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (in thousands):

	Successor	Predecessor	Successor	Predecessor
	2007 August 4 through November 2	2006 August 5 through November 3	2007 July 7 through November 2	2007 February 3 through July 6	2006 February 4 through November 3
Classes of similar products:
Highly consumable	$1,598,836	$1,523,398	$2,086,243	$2,615,110	$4,482,687
Seasonal	311,394	306,758	408,465	604,935	970,655
Home products	203,276	212,587	263,427	362,725	638,422
Basic clothing	199,336	170,653	253,785	340,983	524,072

Net sales	$2,312,842	$2,213,396	$3,011,920	$3,923,753	$6,615,836

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

11.    Guarantor subsidiaries

        Certain of the Company's subsidiaries (the "Guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under certain outstanding debt obligations. Each of the Guarantors is a direct or indirect wholly-owned subsidiary of the Company. The following consolidating schedules present condensed financial information on a combined basis.

	As of November 2, 2007
Successor (In thousands)	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
BALANCE SHEETS:
ASSETS
Current assets:
Cash and cash equivalents	$22,514	$65,981	$2,043	$—	$90,538
Short-term investments	—	—	25,336	—	25,336
Merchandise inventories	—	1,486,094	—	—	1,486,094
Deferred income taxes	10,477	2,017	17,632	—	30,126
Income tax receivable	114,934	—	—	(27,726)	87,208
Prepaid expenses & other current assets	193,918	1,201,268	19,198	(1,346,455)	67,929

Total current assets	341,843	2,755,360	64,209	(1,374,181)	1,787,231

Property and equipment, at cost	102,494	1,212,007	599	—	1,315,100
Less accumulated depreciation and amortization	7,493	63,525	84	—	71,102

Net property and equipment	95,001	1,148,482	515	—	1,243,998

Deferred income taxes	24,206	—	41,078	(65,284)	—

Goodwill	4,364,841	—	—	—	4,364,841

Intangible assets, net	1,211,222	171,404	—	—	1,382,626

Other assets, net	2,480,045	3,146	177,628	(2,507,780)	153,039

Total assets	$8,517,158	$4,078,392	$283,430	$(3,947,245)	$8,931,735

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term obligations	$—	$7,023	$—	$—	$7,023
Accounts payable	1,162,168	728,357	132	(1,338,871)	551,786
Accrued expenses and other	118,882	218,054	73,285	(7,584)	402,637
Income taxes payable	—	17,165	11,472	(27,726)	911

Total current liabilities	1,281,050	970,599	84,889	(1,374,181)	962,357

Long-term obligations	4,481,277	1,792,883	—	(1,771,372)	4,502,788

Deferred income taxes	—	571,494	—	(65,284)	506,210

Other non-current liabilities	59,826	37,378	168,172	—	265,376

Redeemable common stock	9,539	—	—	—	9,539

Shareholders' equity:
Preferred stock	—	—	—	—	—
Common stock	277,304	23,753	100	(23,853)	277,304
Additional paid-in capital	2,479,822	653,710	19,900	(673,611)	2,479,821
Retained earnings	(60,207)	28,575	10,369	(38,944)	(60,207)
Accumulated other comprehensive loss	(11,453)	—	—	—	(11,453)

Total shareholders' equity	2,685,466	706,038	30,369	(736,408)	2,685,465

Total liabilities and shareholders' equity	$8,517,158	$4,078,392	$283,430	$(3,947,245)	$8,931,735

	February 2, 2007
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
BALANCE SHEETS:
ASSETS
Current assets:
Cash and cash equivalents	$114,310	$58,107	$16,871	$—	$189,288
Short-term investments	—	—	29,950	—	29,950
Merchandise inventories	—	1,432,336	—	—	1,432,336
Income tax receivable	4,884	4,949	—	—	9,833
Deferred income taxes	7,422	13,482	3,417	—	24,321
Prepaid expenses & other current assets	139,913	928,854	166,468	(1,178,215)	57,020

Total current assets	266,529	2,437,728	216,706	(1,178,215)	1,742,748

Net property and equipment	98,580	1,137,710	584	—	1,236,874

Deferred income taxes	581	—	5,536	(6,117)	—

Other assets, net	2,693,030	23,489	20,133	(2,675,760)	60,892

Total assets	$3,058,720	$3,598,927	$242,959	$(3,860,092)	$3,040,514

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term obligations	$—	$8,080	$—	$—	$8,080
Accounts payable	1,084,460	577,443	69,710	(1,176,339)	555,274
Accrued expenses and other	13,327	241,849	258	(1,876)	253,558
Income taxes payable	—	6,453	9,506	—	15,959

Total current liabilities	1,097,787	833,825	79,474	(1,178,215)	832,871

Long-term obligations	199,842	1,584,526	—	(1,522,410)	261,958

Deferred income taxes	—	47,714	—	(6,117)	41,597

Other non-current liabilities	15,344	35,521	107,476	—	158,341

Shareholders' equity:
Preferred stock	—	—	—	—	—
Common stock	156,218	23,753	100	(23,853)	156,218
Additional paid-in capital	486,145	653,711	19,900	(673,611)	486,145
Retained earnings	1,103,951	419,877	36,009	(455,886)	1,103,951
Accumulated other comprehensive loss	(987)	—	—	—	(987)
Other shareholders' equity	420	—	—	—	420

Total shareholders' equity	1,745,747	1,097,341	56,009	(1,153,350)	1,745,747

Total liabilities and shareholders' equity	$3,058,720	$3,598,927	$242,959	$(3,860,092)	$3,040,514

	July 7, 2007 through November 2, 2007
Successor (In thousands)	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME:
Net sales	$47,286	$3,011,920	$37,757	$(85,043)	$3,011,920
Cost of goods sold	—	2,180,397	—	—	2,180,397

Gross profit	47,286	831,523	37,757	(85,043)	831,523
Selling, general, and administrative	61,084	768,675	27,129	(85,043)	771,845

Operating profit (loss)	(13,798)	62,848	10,628	—	59,678
Interest income	(33,744)	(14,472)	(4,650)	50,445	(2,421)
Interest expense	161,394	37,524	4	(50,445)	148,477
Loss on interest rate swaps	2,045	—	—	—	2,045
Loss on debt retirement	6,187	—	—	—	6,187

Income (loss) before income taxes	(149,680)	39,796	15,274	—	(94,610)
Provision (benefit) for income taxes	(50,529)	11,221	4,905	—	(34,403)
Equity in subsidiaries' earnings, net	38,944	—	—	(38,944)	—

Net income (loss)	$(60,207)	$28,575	$10,369	$(38,944)	$(60,207)

	February 3, 2007 through July 6, 2007
Predecessor (In thousands)	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME:
Net sales	$76,945	$3,923,753	$44,206	$(121,151)	$3,923,753
Cost of goods sold	—	2,852,178	—	—	2,852,178

Gross profit	76,945	1,071,575	44,206	(121,151)	1,071,575
Selling, general, and administrative	166,224	982,321	34,933	(121,151)	1,062,327

Operating profit (loss)	(89,279)	89,254	9,273	—	9,248
Interest income	(53,278)	(11,472)	(5,626)	65,330	(5,046)
Interest expense	19,796	55,828	5	(65,330)	10,299

Income (loss) before income taxes	(55,797)	44,898	14,894	—	3,995
Provision (benefit) for income taxes	(4,814)	11,924	4,883	—	11,993
Equity in subsidiaries' earnings, net	42,985	—	—	(42,985)	—

Net income (loss)	$(7,998)	$32,974	$10,011	$(42,985)	$(7,998)

	February 4, 2006 through November 3, 2006
	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENT OF INCOME:
Net sales	$110,738	$6,615,836	$81,076	$(191,814)	$6,615,836
Cost of goods sold	—	4,893,581	—	—	4,893,581

Gross profit	110,738	1,722,255	81,076	(191,814)	1,722,255
Selling, general, and administrative	99,829	1,581,835	67,204	(191,814)	1,557,054

Operating profit	10,909	140,420	13,872	—	165,201
Interest income	(93,946)	(470)	(8,410)	98,034	(4,792)
Interest expense	45,161	79,897	—	(98,034)	27,024

Income before income taxes	59,694	60,993	22,282	—	142,969
Provision for income taxes	28,024	20,321	6,771	—	55,116
Equity in subsidiaries' earnings, net	56,183	—	—	(56,183)	—

Net income	$87,853	$40,672	$15,511	$(56,183)	$87,853

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

11.    Guarantor subsidiaries (Continued)

	July 7, 2007 through November 2, 2007
Successor (In thousands)	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS:
Cash flows from operating activities:
Net income (loss)	$(60,207)	$28,575	$10,369	$(38,944)	$(60,207)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,480	77,341	86	—	90,907
Deferred income taxes	(5,929)	7,571	4,912	—	6,554
Noncash share-based compensation	3,147	—	—	—	3,147
Noncash unrealized loss on interest rate swap	3,705	—	—	—	3,705
Equity in subsidiaries' earnings, net	(38,944)	—	—	38,944	—
Change in operating assets and liabilities:
Merchandise inventories	—	(107,874)	—	—	(107,874)
Prepaid expenses and other current assets	(6,616)	2,286	(395)	—	(4,725)
Accounts payable	(46,175)	23,761	(12,986)	—	(35,400)
Accrued expenses and other	64,185	50,217	9,385	—	123,787
Income taxes	(60,297)	2,730	5,900	—	(51,667)
Other	(5,178)	3,391	(268)	—	(2,055)

Net cash provided by (used in) operating activities	(138,829)	87,998	17,003	—	(33,828)

Cash flows from investing activities:
Acquisition, net of cash acquired	(6,848,162)	69,246	40,746	—	(6,738,170)
Purchases of property and equipment	(2,580)	(42,110)	(16)	—	(44,706)
Purchases of short term investments	—	—	(1,000)	—	(1,000)
Sales of short term investments	—	—	10,920	—	10,920
Purchases of long term investments,net	—	—	(5,612)	—	(5,612)
Purchase of promissory notes	—	(37,047)	—	—	(37,047)
Proceeds from sale of property and equipment	—	352	—	—	352

Net cash provided by (used in) investing activities	(6,850,742)	(9,559)	45,038	—	(6,815,263)

Cash flows from financing activities:
Issuance of common stock, net	2,759,540	—	—	—	2,759,540
Issuance of long-term obligations	4,176,817	—	—	—	4,176,817
Borrowings under revolving credit facilities	1,233,700	—	—	—	1,233,700
Repayments of borrowings under revolving credit facilities	(931,700)	—	—	—	(931,700)
Repayments of long-term obligations	(209,708)	(2,049)	—	—	(211,757)
Repurchases of common stock	(124)	—	—	—	(124)
Changes in intercompany note balances, net	70,407	(10,409)	(59,998)	—	—
Debt issuance costs	(86,847)	—	—	—	(86,847)

Net cash provided by (used in) financing activities	7,012,085	(12,458)	(59,998)	—	6,939,629

Net increase in cash and cash equivalents	22,514	65,981	2,043	—	90,538
Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	$22,514	$65,981	$2,043	$—	$90,538

	February 3, 2007 through July 6, 2007
Predecessor (In thousands)	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS:
Cash flows from operating activities:
Net income (loss)	$(7,998)	$32,974	$10,011	$(42,985)	$(7,998)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,051	74,770	96	—	83,917
Deferred income taxes	(7,982)	(9,194)	(3,698)	—	(20,874)
Noncash share-based compensation	45,433	—	—	—	45,433
Equity in subsidiaries' earnings, net	(42,985)	—	—	42,985	—
Tax benefit from stock option exercises	(3,927)	—	—	—	(3,927)
Change in operating assets and liabilities:
Merchandise inventories	—	16,424	—	—	16,424
Prepaid expenses and other current assets	5,758	(11,762)	(180)	—	(6,184)
Accounts payable	44,909	(23,103)	12,988	—	34,794
Accrued expenses and other	7,897	36,021	9,077	—	52,995
Income taxes	(24,998)	31,741	(3,934)	—	2,809
Other	21	4,726	(190)	—	4,557

Net cash provided by operating activities	25,179	152,597	24,170	—	201,946

Cash flows from investing activities:
Purchases of property and equipment	(5,321)	(50,737)	(95)	—	(56,153)
Purchases of short term investments	—	—	(5,100)	—	(5,100)
Sales of short term investments	—	—	9,505	—	9,505
Purchase of long term investments,net	—	—	(15,754)	—	(15,754)
Proceeds from sale of property and equipment	—	620	—	—	620

Net cash used in investing activities	(5,321)	(50,117)	(11,444)	—	(66,882)

Cash flows from financing activities:
Repayments of long-term obligations	(148)	(4,352)	—	—	(4,500)
Payment of cash dividends	(15,710)	—	—	—	(15,710)
Proceeds from exercise of stock options	41,546	—	—	—	41,546
Changes in intercompany note balances, net	75,840	(86,988)	11,148	—	—
Tax benefit of stock options	3,927	—	—	—	3,927

Net cash provided by (used in) financing activities	105,455	(91,340)	11,148	—	25,263

Net increase in cash and cash equivalents	125,313	11,140	23,874	—	160,327
Cash and cash equivalents, beginning of period	114,310	58,107	16,871	—	189,288

Cash and cash equivalents, end of period	$239,623	$69,247	$40,745	$—	$349,615

	February 4, 2006 through November 3, 2006
Predecessor (In thousands)	Dollar General Corporation	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS:
Cash flows from operating activities:
Net income	$87,853	$40,672	$15,511	$(56,183)	$87,853
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	15,943	132,812	156	—	148,911
Deferred income taxes	(1,006)	(41,574)	(3,248)	—	(45,828)
Noncash share-based compensation	5,518	—	—	—	5,518
Equity in subsidiaries' earnings, net	(56,183)	—	—	56,183	—
Tax benefit from stock option exercises	(1,898)	—	—	—	(1,898)
Noncash inventory adjustments and asset impairments	—	79,213	—	—	79,213
Change in operating assets and liabilities:
Merchandise inventories	—	(272,876)	—	—	(272,876)
Prepaid expenses and other current assets	667	(22,959)	17,439	—	(4,853)
Accounts payable	(5,941)	21,334	3,287	—	18,680
Accrued expenses and other	4,864	25,000	3,891	—	33,755
Income taxes	395	(24,557)	(1,900)	—	(26,062)
Other	(476)	(2,177)	—	—	(2,653)

Net cash provided by (used in) operating activities	49,736	(65,112)	35,136	—	19,760

Cash flows from investing activities:
Purchases of property and equipment	(12,374)	(208,533)	(136)	—	(221,043)
Purchases of short term investments	(6,000)	—	(4,476)	—	(10,476)
Sales of short term investments	6,000	—	4,550	—	10,550
Purchases of long term investments,net	—	—	(21,515)	—	(21,515)
Insurance proceeds related to property and equipment	—	1,807	—	—	1,807
Proceeds from sale of property and equipment	138	1,186	—	—	1,324

Net cash used in investing activities	(12,236)	(205,540)	(21,577)	—	(239,353)

Cash flows from financing activities:
Borrowings under revolving credit facilities	1,767,450	—	—	—	1,767,450
Repayments of borrowings under revolving credit facilities	(1,535,150)	—	—	—	(1,535,150)
Repayments of long-term obligations	235	(11,652)	—	—	(11,417)
Payment of cash dividends	(46,864)	—	—	—	(46,864)
Proceeds from exercise of stock options	13,889	—	—	—	13,889
Repurchases of common stock	(79,947)	—	—	—	(79,947)
Changes in intercompany note balances, net	(269,240)	285,037	(15,797)	—	—
Tax benefit of stock options	1,898	—	—	—	1,898
Other financing activities	39	—	—	—	39

Net cash provided by (used in) financing activities	(147,690)	273,385	(15,797)	—	109,898

Net increase (decrease) in cash and cash equivalents	(110,190)	2,733	(2,238)	—	(109,695)
Cash and cash equivalents, beginning of period	110,410	58,484	31,715	—	200,609

Cash and cash equivalents, end of period	$220	$61,217	$29,477	$—	$90,914

12.    Subsequent Event.

        Effective January 21, 2008, the Company hired Richard Dreiling to serve as Chief Executive Officer and granted to Mr. Dreiling 890,000 shares of restricted common stock and options to purchase 2.5 million shares of common stock, all pursuant to the terms of the 2007 Stock Incentive Plan for Key Employees, his Employment Agreement and certain grant agreements.

PROSPECTUS

Offer to exchange

        $1,175,000,000 principal amount of our 10.625% Senior Notes due 2015 and $725,000,000 principal amount of our 11.875%/12.625% Senior Subordinated Toggle Notes due 2017, each of which has been registered under the Securities Act of 1933, for any and all of our outstanding 10.625% Senior Notes due 2015 and 11.875%/12.625% Senior Subordinated Toggle Notes 2017, respectively.

        Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

QuickLinks

Table of Contents
MARKET AND INDUSTRY DATA
SUMMARY
Our Company
Our Industry
Our Competitive Strengths
Our Business Strategy
Summary of the Terms of The Exchange Offer
Risk Factors
Summary of the Terms of the Exchange Notes
Summary Historical and Pro Forma Consolidated Financial and Other Data
RISK FACTORS
Risks Related to the Exchange Offer
Risks Related to Our Indebtedness
Risks Related to Our Business
Risks Related to the Notes
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
THE TRANSACTIONS
OWNERSHIP AND CORPORATE STRUCTURE
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in Thousands)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in Thousands)
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
RATIO OF EARNINGS TO FIXED CHARGES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
BUSINESS
MANAGEMENT
Fiscal 2006 Director Compensation
Narrative to Fiscal 2006 Director Compensation Table
Compensation Discussion and Analysis
Summary Compensation Table Fiscal 2006
Grants of Plan-Based Awards During Fiscal 2006
Outstanding Equity Awards at 2006 Fiscal Year-End
Option Exercises and Stock Vested During Fiscal 2006
Pension Benefits Fiscal 2006
Nonqualified Deferred Compensation Fiscal 2006
Potential Payments upon Termination or Change-in-Control
Payments to Named Executive Officers Upon Occurrence of Various Termination Events As of February 2, 2007
Compensation Committee Interlocks and Insider Participation
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF SENIOR NOTES
DESCRIPTION OF SENIOR SUBORDINATED NOTES
REGISTRATION RIGHTS
BOOK-ENTRY SETTLEMENT AND CLEARANCE
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER
CERTAIN ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands)
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (In thousands)
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands)
DOLLAR GENERAL CORPORATION AND SUBSIDIARIES Notes to Condensed Consolidated Financial Statements (Unaudited)